Form 10-K405, Exhibit 13
period 1996-12-31
SOUTHWEST BANCORP INC
filed 1997-03-28
CIK 914374

LETTER TO SHAREHOLDERS

March 11, 1997

Shareholders, Customers and Friends:

          Oklahoma's natural resources are sometimes summarized as consisting of "land, wood and water". It is true that our native state has an abundance of these and other natural resources. However, I believe our greatest asset is our people. As Oklahoma builds upon its business base, we must remember that it is our people who make the real difference. We see how true this is as we review the year 1996.

          The performance of Stillwater National Bank and Trust Company and Southwest Bancorp, Inc. in the past year is the result of setting and striving to meet annual performance goals. It is also the product of targeting those market areas in which our unique Oklahoma-based operations and local ownership represent a significant competitive advantage.

          It is my pleasure to report to you that 1996 was another profitable year for your Company. Net income for 1996 was $7.6 million, representing a 24% increase from 1995 net earnings of $6.1 million. Earnings per common share for 1996 were $1.59, after the deduction of preferred stock dividends, compared to $1.44 in 1995. Year-end assets stood at well over $800 million, total shareholders' equity amounted to over $65 million, and the Company and the Bank continued to exceed all regulatory capital requirements.

          The increase in net income for 1996 compared to 1995 was the result of a $5.4 million increase in net interest income and a $1.5 million increase in other income, which offset a $3.3 million increase in other expenses, a $1.1 million increase in the provision for loan losses, and a $970,000 increase in income taxes. During 1996, the Company incurred a one-time special federal deposit insurance assessment required by federal law of $436,000. The increase in the Company's other expenses reflects the Company's growth in asset size and the special deposit insurance assessment. As a percentage of average assets, however, other expenses declined to 3.01% for 1996, compared to 3.04% for 1995.

          Strong marketing efforts throughout the state helped increase our profits and expand our asset base. Total assets increased by $118 million, or 17%, from $711.1 million at year-end 1995 to $829.1 million at December 31, 1996.

          Our loan growth of $112.7 million represented a 21% increase from year-end 1995. As we grow, however, the inherent risk in our loan portfolio is increasing. We anticipate that we will record higher provisions for loan losses in 1997 than we have in the recent past in order to provide for this risk. We are continuing to monitor our loan portfolio, our lending processes, and our allowance for loan losses to accommodate our growth.

          Our loan growth continues to be funded by commercial demand deposits and certificates of deposit. The Company's deposits increased 19%, or $119.5 million, from $634.4 million in 1995 to $753.9 million at year-end 1996. The Company's book value per common share increased $1.22 per share in 1996 to $12.66 at December 31, 1996.

          The Company's success is primarily due to the emphasis we place on the relationships we enjoy with our customers. With a history stretching back over one hundred years, SNB is in touch with the needs and desires of Oklahomans. They like doing business with people they know and trust. As more banks have come under out-of-state ownership, our stable management and local ownership have provided roots instead of branches to serve people in every part of our state.

          The Bank's commitment to the communities it serves is also a vital part of its mission. In the past year, we have invested in the future by reinvesting in ourselves in order to improve our facilities and provide even better service for our customers. Our commitment to Oklahoma's Green Country includes plans for a new Tulsa Banking Center at 15th & Utica to be opened in late 1998. In Chickasha, SNB has moved into a new facility and in Stillwater, we have remodeled and reorganized our headquarters.

          In 1996, we started converting to a more efficient data processing system. In the future, we will be further enhancing our delivery of electronic services with homebanking and a new array of other electronic services offered to retail customers and commercial accounts. With this continuing commitment to technology, there is a new Sales and Service Center in the works to ensure that we remain as "high touch" as we are "high tech".

          We are pleased with the Company's efforts in the past year. The support and participation of our many shareholders, customers and friends in the continuing process of achievement is greatly appreciated.

Sincerely,

/s/ Robert L. McCormick
Robert L. McCormick
President

SELECTED CONSOLIDATED FINANCIAL DATA

          The following table presents the Company's selected consolidated financial information for each of the five years in the period ended December 31, 1996. The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements of the Company, including the accompanying Notes, presented elsewhere herein.



                                                              For the Year Ended December 31,
                                              ---------------------------------------------------------------
                                                    1996        1995         1994           1993        1992
                                              ---------------------------------------------------------------
                                                      (dollars in thousands except share data)
Operations Data
  Interest income                             $    64,668  $    55,000  $    37,654  $    29,639  $    28,049
  Interest expense                                 32,833       28,544       16,637       12,417       13,043
                                              ---------------------------------------------------------------
  Net interest income                              31,835       26,456       21,017       17,222       15,006
  Provision for loan losses                         3,100        2,000        1,800        1,400        1,650
                                              ---------------------------------------------------------------
  Net interest income after
    provision for loan losses                      28,735       24,456       19,217       15,822       13,356
  Gain on sales of securities and loans             2,137        1,026        1,450          931          709
  Other income                                      4,212        3,848        3,671        3,284        3,023
  Other expenses                                   23,226       19,902       16,440       13,733       11,906
                                              ---------------------------------------------------------------
  Income before taxes                              11,858        9,428        7,898        6,304        5,182
  Taxes on income                                   4,306        3,336        2,754        2,108        1,637
                                              ---------------------------------------------------------------
  Net income                                  $     7,552  $     6,092 $      5,144  $     4,196  $     3,545
                                              ===============================================================
  Net income available to
    common shareholders                       $     5,965  $     5,426 $      5,144  $     4,196  $     3,545
                                              ===============================================================
Dividends Declared
  Preferred stock                             $     1,587  $       533 $          -  $         -  $         -
  Common stock                                      1,053          901 $        751  $       444  $       371
  Ratio of total dividends declared
    to net income                                   34.96%       23.55%       14.60%       10.58%       10.47%
Per Share Data (1)
  Earnings per common share                   $      1.59  $      1.44 $       1.37  $      1.44  $      1.23
  Common stock cash dividends                        0.28         0.24         0.20         0.14         0.13
  Book value per common share (2)                   12.66        11.44        10.09         9.21         7.47
  Weighted average common
    shares outstanding                          3,760,370    3,755,228    3,755,228    2,910,535    2,886,996
Financial Condition Data (2)
  Investment securities                       $   147,351  $   147,688  $   143,517  $    83,442  $    88,823
  Loans (3)                                       644,646      531,988      412,614      319,260      247,967
  Total assets                                    829,117      711,135      582,170      434,119      353,938
  Total deposits                                  753,945      634,387      525,560      394,521      329,162
  Total shareholders' equity                       65,032       60,357       37,888       34,570       21,589
  Mortgage servicing portfolio                    118,953      130,188      143,899      129,648       95,127
Selected Ratios
  Return on average assets                           0.98%        0.93%        1.01%        1.07%        1.05%
  Return on average total
    shareholders' equity                            12.15        12.81        14.17        17.76        17.94
  Return on average common equity                   13.30        13.48        14.17        17.76        17.94
  Net interest margin                                4.32         4.23         4.34         4.61         4.69
  Efficiency ratio (4)                              60.83        63.52        62.90        64.06        63.54
  Average assets per employee                 $     2,162  $     2,204  $     2,089  $     1,917  $     1,850

                                                                For the Year Ended December 31,
                                                -------------------------------------------------------------
                                                 1996          1995          1995          1993         1992
                                                -------------------------------------------------------------
                                                          (dollars in thousands except share data)
Asset Quality Ratios
   Allowance for loan losses to loans (2)         1.11%         1.09%         1.20%         1.24%        1.37%
   Nonperforming loans to loans (2)(5)            1.03          0.99          0.60          0.98         2.15
   Allowance for loan losses to
     nonperforming loans (2)(5)                 107.37        110.12%       199.16        126.07        63.72%
   Nonperforming assets to loans and
     other real estate owned (2)(6)               1.04          1.03          0.67          1.13         2.48
   Net loan charge-offs to average loans          0.31          0.24          0.22          0.30         0.51
Capital Ratios
   Average total shareholders' equity
     to average assets                            8.05          7.27          7.12          6.01         5.84
   Tier I risk-based capital ratio (2)(7)        10.21         10.02          9.64         12.39        10.45
   Tier risk-based capital ratio (2)(7)          11.40         11.41         10.89         13.64        11.71
   Leverage ratio (2)(7)                          7.77          8.19          6.76          8.04         5.77

----------------

(1) All share and per share information has been restated to reflect the fourteen-to-one stock split effected in the form of a stock dividend paid November 15, 1993.
(2)  At period end.
(3) Net of unearned discounts but before deduction of allowance for loan losses.
(4) The efficiency ratio = other expenses/(net interest income + gain on sales of securities and loan + other income).
(5) Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more plus loans with restructured terms.
(6)  Nonperforming assets consist of nonperforming loans plus foreclosed assets.
(7)  Computed in accordance with regulatory guidelines as in effect currently.


SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                        Quarter Ended
                                                                ---------------------------------------------------------
                                                                 12-31-96       09-30-96        06-30-96        03-31-96
                                                                ---------------------------------------------------------
                                                                         (dollars in thousands except share data)
Operations Data
   Interest income                                              $   17,261     $   16,696      $   15,622         $15,089
   Interest expense                                                  8,917          8,561           7,769           7,586
                                                                ---------------------------------------------------------
   Net interest income                                               8,344          8,135           7,853           7,503
   Provision for loan losses                                           675            775             775             875
                                                                ---------------------------------------------------------
   Net interest income after provision
     fir loan losses                                                 7,669          7,360           7,078           6,628
   Gain on sales of securities and loans                               558            585             424             570
   Other income                                                      1,119          1,007           1,054           1,032
   Other expenses                                                    6,089          6,453           5,465           5,219
                                                                ---------------------------------------------------------
   Income before taxes                                               3,257          2,499           3,091           3,011
   Taxes on income                                                   1,214            898           1,115           1,079
                                                                ---------------------------------------------------------
   Net income                                                   $    2,043     $    1,601      $    1,976      $    1,932
                                                                =========================================================
Per Share Data
   Earnings per common share                                    $     0.44     $     0.32      $     0.42      $     0.41
   Weighted average common shares outstanding                   $3,763,870     $3,761,502      $3,759,198      $3,756,861

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                        Quarter Ended
                                ---------------------------------------------------------
                                12-31-95        09-30-95        06-30-95        03-31-95
                                ---------------------------------------------------------
                                        (dollars in thousands except share data)

Operations Data
  Interest income              $   14,829         $14,443      $   13,548      $   12,180
  Interest expense                  7,443           7,484           7,374           6,243
                               ----------------------------------------------------------
  Net interest income               7,386           6,959           6,174           5,937
  Provision for loan losses           375             875             375             375
                               ----------------------------------------------------------
  Net interest income after
    provision for loan losses       7,011           6,084           5,799           5,562
  Gain on sales of securities
    and loans                         208             493             144             181
  Other Income                      1,017             971             935             925
  Other expenses                    5,333           5,010           4,927           4,632
                               ----------------------------------------------------------
  Income before taxes               2,903           2,538           1,951           2,036
  Taxes on income                   1,039             909             687             701
                               ----------------------------------------------------------
  Net income                   $    1,864         $ 1,629      $    1,264      $  $ 1,335
                               ==========================================================
Per Share Data
  Earnings per common share    $     0.39           $0.35           $0.34           $0.36
  Weighted average common
    shares outstanding          3,755,228       3,755,228       3,755,228       3,755,228

FORWARD-LOOKING STATEMENTS

          Portions of this Annual Report contain forward-looking statements, including statements of goals, intentions, and expectations, regarding or based upon general economic conditions, interest rates, developments in national and local markets, and other matters, and which, by their nature, are subject to significant uncertainties. Because of these uncertainties and the assumptions on which statements in this report are based, the actual future results may differ materially from those indicated in this report.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


GENERAL

          Southwest Bancorp, Inc. (the "Company") is a one-bank holding company headquartered in Stillwater, Oklahoma engaged primarily in commercial and consumer banking services through its subsidiary, the Stillwater National Bank and Trust Company (the "Bank"). The Company has six full-service banking offices, two of which are located in each of Stillwater and Tulsa and one each in Oklahoma City and Chickasha, Oklahoma. The Company also has two loan production offices, one each in Oklahoma City and Tulsa. The Company pursues a decentralized community banking strategy through three regional divisions.
These divisions -- the Stillwater Division, the Central Oklahoma Division (which includes Oklahoma City and Chickasha) and the Tulsa Division -- offer commercial, consumer and real estate lending services and retail and commercial deposit products in their market areas. Each regional division is managed by a senior officer with substantial flexibility over credit and pricing decisions. Credit card, student and mortgage lending services are offered throughout the State of Oklahoma. Through its sales and service center in Tulsa, the Bank is developing products for home banking and for delivery through its website, WWW.BANKSNB.COM.

          The Company offers a wide variety of commercial and consumer lending and deposit services. The commercial loans offered by the Company include (i) commercial real estate loans, (ii) working capital and other commercial loans,
(iii) construction loans, and (iv) Small Business Administration ("SBA") guaranteed loans. Consumer lending services include (i) government-guaranteed student loans, (ii) residential real estate loans and mortgage banking services,
(iii) credit card loans, and (iv) personal lines of credit and other installment loans. The Company also offers deposit and personal banking services, including
(i) commercial deposit services such as lock-box services, commercial checking and other deposit accounts and merchant credit card services, (ii) retail accounts and Automatic Teller Machine ("ATM") access, and (iii) personal brokerage and trust services.


FINANCIAL CONDITION

          The Company's total assets increased by $118.0 million, or 17%, from $711.1 million at December 31, 1995 to $829.1 million at December 31, 1996 after increasing by $129.0 million, or 22%, between December 31, 1994 and 1995. The increase in assets in each period was primarily attributable to a significant increase in outstanding loans.

          Loans were $644.6 million at December 31, 1996, an increase of $112.7 million, or 21%, compared to December 31, 1995. The Company experienced its most significant increases in the categories of commercial loans, which increased $37.4 million, or 21%, commercial real estate loans, which increased by $36.0 million, or 23%, real estate construction loans, which increased by $21.2 million, or 64%, and residential mortgages, which increased by $18.2 million, or 42%. All major categories of loans increased other than student loans, which declined $5.4 million, or 8%, as a result of greater sales of loans during 1996, and credit card loans, which declined $1.0 million, or 5%.

          Loans increased by $119.4 million, or 29%, from December 31, 1994 to December 31, 1995. The increase was primarily due to a $60.3 million, or 50%, increase in commercial loans, a $27.8 million, or 21%, increase in commercial real estate loans and a $12.4 million, or 60%, increase in real estate construction loans.

          The Company's deposits increased by $119.5 million, or 19%, from $634.4 million at December 31, 1995 to $753.9 million at December 31, 1996 after increasing by $108.8 million, or 21%, between December 31, 1994 and 1995. Deposit growth during both years came mainly from time deposits. Total time deposits increased by $102.7 million, or 23% from December 31, 1995 to December 31, 1996 and $95.1 million, or 27%, from December 31, 1994 to December 31, 1995.


SUMMARY OF EARNINGS

NET INCOME

          Net income for 1996 was $7.6 million, a 24% increase over the $6.1 million earned in 1995. The increase in net income during 1996 was due principally to a $5.4 million, or 20%, increase in net interest income. Net income for 1996 also benefited from a $1.5 million, or 30% increase in other income. These increases in income offset a $3.3 million, or 17%, increase in other expenses, a $1.1 million, or 55%, increase in the provision for loan losses, and a $970,000, or 29%, increase in taxes on income. Net income, after dividends on the preferred stock issued in July 1995, was $6.0 million, an increase of $539,000, or 10%, over 1995. Net income per common share also increased by 10% to $1.59 per share for 1996 from $1.44 per share for 1995. Average common shares outstanding were 3,760,370 and 3,755,228 for 1996 and 1995, respectively.

          Net income for 1995 was $6.1 million, an 18% increase over the $5.1 million earned in 1994. The principal contributor to the Company's increase in net income during 1995 was a $5.4 million, or 26%, increase in net interest income. This increase in income was offset by a $3.5 million, or 21%, increase in other expenses, a $582,000, or 21%, increase in taxes on income, a $247,000, or 5%, decrease in other income, and a $200,000, or 11%, increase in the provision for loan losses. Net income per common share increased by 5% in 1995 to $1.44 from $1.37 per share for 1994. Average common shares outstanding were the same for both periods.

NET INTEREST INCOME

Years ended December 31, 1996 and 1995

          Net interest income for 1996 increased to $31.8 million from $26.5 million in 1995, primarily as a result of the increase in the Company's loan portfolio. Yields on the Company's interest-earning assets declined by only 2 basis points during 1996, and the rates paid on the Company's interest-bearing liabilities declined by 10 basis points resulting in an increase in the interest rate spread to 3.51% for 1996 from 3.43% for 1995. Net interest income benefited from an increase in the ratio of average interest-earning assets to average interest-bearing liabilities to 118.30% for 1996 from 117.55% for 1995. The improvement in this ratio reflects an increase in noninterest-bearing demand deposits as well as an increase in the Company's average shareholders' equity from the sale of Preferred Stock in July 1995 and through retention of earnings.

          Interest income for 1996 was $64.7 million, up from $55.0 million in 1995 primarily as a result of growth in interest-earning assets, which offset the slight decline in yields. Yields on total interest-earning assets were 8.78% in 1996 and 8.80% in 1995. Loan interest and fee income increased $9.6 million because the greater volume of loans outstanding more than offset the effect of the 14 basis point decline in loan yields. The Company generated growth of $107.5 million in average loans to $580.6 million in 1996 from $473.1 million in 1995, a 23% increase. Interest income on investment securities increased by $186,000 despite lower yields earned, due to an increase in the size of the investment portfolio. The yield on the investment portfolio declined 8 basis points. A decrease in interest income on federal funds sold and other short-term investments was caused by slightly lower volumes in those areas. The increase in interest-earning assets was funded by growth in deposits at the Company's existing branches, the proceeds from the July 1995 offering and retention of earnings.

          Total interest expense for 1996 was $32.8 million, a $4.3 million increase from $28.5 million in 1995. The increase in interest expense was primarily due to a $93.5 million, or 18%, increase in average interest-bearing deposits from $527.4 million for the year ended December 31, 1995 to $620.9 million for the year ended December 31, 1996. Growth in average time deposits of $85.7 million, or 21%, accounted for most of the increase in average interest-bearing deposits, although average NOW and money market accounts also increased. Use of federal funds declined significantly for the year. Rates paid on interest-bearing liabilities declined to 5.27% in 1996 from 5.37% in 1995.

Years ended December 31, 1995 and 1994

          Net interest income increased to $26.5 million for 1995 from $21.0 million in 1994 as continued growth in the loan portfolio enabled the Company to post a $17.3 million increase in interest income that significantly exceeded the $11.9 million increase in interest expense during the year. Competitive factors and the Bank's use of time deposits to fund loan growth, however, continued to put pressure on the Company's net interest margin, which declined to 4.23% for fiscal 1995 compared to 4.34% for 1994. Yields on the Company's interest-earning assets increased by 102 basis points during 1995, and the rates paid on the Company's interest-bearing liabilities increased by 131 basis points resulting in a reduction in the interest rate spread to 3.43% for fiscal 1995 from 3.72% for 1994. The Company attributed the narrowing of the spread to the significant increases in time deposits during recent periods. The Bank funded its growth in interest-earning assets with a higher percentage of time deposits, on which it paid higher interest rates than transaction accounts and for which it encountered greater competition. The Company's net interest margin was also adversely affected by a decline in the excess of earning assets over interest-bearing liabilities as the Company's asset growth continued to outstrip the growth in funding from noninterest-bearing sources, notwithstanding the substantial increase in shareholders' equity from the sale of Preferred Stock completed in July 1995. The ratio of average interest-earning assets to average interest-bearing liabilities declined to 117.55% for 1995 from 118.05% for 1994.

        Total interest income for 1995 was $55.0 million, up 46% from $37.7 million during the same period in 1994. The principal factors providing greater interest income were the $116.8 million, or 33%, increase in the volume of average loans outstanding and the increase in yields earned on loans and investment securities. The Company's loan yields increased to 9.64% for 1995 from 8.44% in 1994. At the same time, the Company's yield on investment securities increased to 6.20% from 6.01%.

        Total interest expense for 1995 was $28.5 million, an increase of 72% from $16.6 million for 1994, due to an increase in average interest-bearing liabilities of $122.0 million, or 30%, and an increase in rates paid on average interest-bearing liabilities to 5.37% from 4.06%. The increase in rates on interest-bearing liabilities resulted from the increasing rate environment and the Company's increased use of time deposits. As a percentage of average total deposits, average time deposits increased to 70% for 1995 compared to 66% for 1994. The increase in the Bank's time deposits has generally involved deposits with maturities of six months to one year.


CHANGES IN INTEREST INCOME AND EXPENSE/VOLUME AND RATE VARIANCES

        The following table indicates the changes in interest income and interest expense that are attributable to changes in average volume and average rates, in comparison with the same period in the preceding year. The change in interest due to the combined rate-volume variance has been allocated to rate and volume changes in proportion to the absolute dollar amounts of the changes in each.

                                --------------------------------------    --------------------------------------
                                          Year ended                                      Year ended
                                        December 31, 1996                               December 31, 1995
                                           Compared to                                     Compared to
                                        December 31, 1995                               December 31, 1994
                                --------------------------------------    --------------------------------------
                                                    Increase (decrease) attributable to change in:
                                              Yield/           Net                       Yield/         Net
                                Volume         Rate           Change        Volume        Rate         Change
                                --------------------------------------    ---------------------------------------
Interest earned on:
  Loans receivable(1)           $10,201       $(615)        $9,586        $10,851       $4,650        $15,501
  Investment securities             243         (57)           186          1,178          264          1,442
  Federal funds sold                (46)        (58)          (104)           266          137            403
                                --------------------------------------    ---------------------------------------
        Total interest income    10,398        (730)         9,668         12,295        5,051         17,346

Interest paid on:
  NOW accounts                       90         (16)            74            (52)          14            (38)
  Money market accounts             332        (364)           (32)           399          521            920
  Savings accounts                  (22)          3            (19)           (47)          (7)           (54)
  Time deposits                   4,916        (477)         4,439          5,950        4,972         10,922
  Federal funds purchased and
    other short-term borrowings    (143)        (30)          (173)            92           65            157
                                --------------------------------------   ----------------------------------------------
        Total interest expense    5,173        (884)         4,289          6,342        5,565         11,907
                                --------------------------------------   ----------------------------------------------
        Net interest income     $ 5,225       $ 154         $5,379        $ 5,953       $ (514)       $ 5,439
                                ======================================   ==============================================


(1) Average balance includes nonaccrual loans. Fees included in interest income on loans receivable are not considered material to any period presented. Interest on tax-exempt loans and securities is not presented on a tax-equivalent basis because such amounts are not considered material.

THREE YEAR COMPARISON OF CONSOLIDATED AVERAGE BALANCE SHEETS,
INTEREST, YIELDS AND RATES

          The following table provides certain information relating to the Company's average consolidated statements of financial condition and reflects the interest income on interest-earning assets and interest expense of interest-bearing liabilities for the periods indicated and the average yields earned and rates paid for the periods indicated. These yields and costs are derived by dividing income or expense by the average daily balance of the related assets or liabilities, respectively, for the periods presented. Non-accrual loans have been included in the average balances of loans receivable.

                                                                    Year ended December 31,
                                     ----------------------------------------------------------------------------------------------
                                                 1996                            1995                             1994
                                     ----------------------------    -----------------------------     ----------------------------
                                                Interest                        Interest                         Interest
                                      Average    Income/    Yield/    Average    Income/     Yield/    Average    Income/    Yield/
                                      Balance    Expense     Rate     Balance    Expense      Rate     Balance    Expense     Rate
                                     ----------------------------    -----------------------------     ----------------------------
                                                                         (dollars in thousands)
ASSETS
Interest-earning assets:
  Loans receivable                   $580,590    $55,177     9.50%   $473,080    $45,591      9.64%    $356,323   $30,090     8.44%
  Investment securities               146,993      8,999     6.12%    142,202      8,813      6.20%     122,649     7,371     6.01%
  Federal funds sold                    9,200        492     5.35%     10,007        596      5.96%       4,945       193     3.90%
                                     ----------------------------    -----------------------------     ----------------------------
    Total interest-earning assets     736,783     64,668     8.78%    625,289     55,000      8.80%     483,917    37,654     7.78%
                                     ----------------------------    -----------------------------     ----------------------------
Noninterest-earning assets:
  Other assets                         34,999                          29,197                            25,819
                                     --------                        --------                          --------
    Total assets                     $771,782                        $654,486                          $509,736
                                     ========                        ========                          ========
LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  NOW accounts                       $ 36,088    $   838     2.32%   $ 32,261   $    764      2.37%    $ 34,385   $   802     2.33%
  Money market accounts                81,939      3,129     3.82%     77,147      3,161      4.10%      66,245     2,241     3.38%
  Savings accounts                      4,580        114     2.49%      5,441        133      2.44%       7,378       187     2.53%
  Time Deposits                       498,283     28,647     5.75%    412,570     24,208      5.87%     299,095    13,286     4.44%
                                     ----------------------------    -----------------------------     ----------------------------
    Total interest-bearing deposits   620,890     32,728     5.27%    527,419     28,266      5.36%     407,103    16,516     4.06%
  Federal funds purchased and
    other short-term borrowings         1,940        105     5.41%      4,527        278      6.14%       2,823       121     4.29%
                                     ----------------------------    -----------------------------     ----------------------------
   Total interest-bearing liabilities 622,830     32,833     5.27%    531,946     28,544      5.37%     409,926    16,637     4.06%
                                     ----------------------------    -----------------------------     ----------------------------
Noninterest-bearing liabilities:
  Demand deposits                      79,739                          68,540                            56,175
  Other liabilities                     7,066                           6,437                             7,338
  Shareholders' equity                 62,147                          47,563                            36,297
                                     --------                        --------                          --------
    Total liabilities and
      shareholders' equity           $771,782                        $654,486                          $509,736
                                     ========                        ========                          ========
    Net interest income                          $31,835                         $26,456                          $21,017
                                                 =======                         =======                          =======
    Interest rate spread                                     3.51%                           3.43%                            3.72%
                                                            =====                           =====                            =====
    Net interest margin                                      4.32%                           4.23%                            4.34%
                                                            =====                           =====                            =====
    Ratio of average interest-earning
      assets to average
      interest-bearing liabilities    118.30%                         117.55%                           118.05%
                                     =======                         =======                           =======

Provision for Loan Losses

          The Company makes provisions for loan losses in amounts deemed necessary to maintain the allowance for loan losses at an appropriate level. The adequacy of the allowance for loan losses is determined by management based upon a number of factors including, among others, analytical reviews of loan loss experience in relationship to outstanding loans and commitments; unfunded loan commitments; problem and nonperforming loans and other loans presenting credit concerns; trends in loan growth, portfolio composition and quality; use of appraisals to estimate the value of collateral; and management's judgment with respect to current and expected economic conditions and their impact on the existing loan portfolio. Changes in the allowance may occur because of changing economic conditions, and economic prospects or the financial position of borrowers. Based upon this review, management established an allowance of $7.1 million, or 1.11% of total loans, at December 31, 1996 compared to an allowance of $5.8 million, or 1.09% of total loans, at December 31, 1995. During fiscal years 1996, 1995 and 1994, the provisions for loan losses were $3.1 million, $2.0 million and $1.8 million, respectively.

          In establishing the level of the allowance for December 31, 1996, management considered a number of factors that tend to indicate a potential need for an increased allowance level, including the increased risk inherent in the amount and percentage to total loans attributable to real estate construction loans, which are viewed as entailing greater risk than certain other categories of loans, and the increased levels of identified nonperforming loans at December 31, 1996, versus December 31, 1995. At December 31, 1996, total nonperforming loans were $6.6 million, or 1.03% of total loans, compared to $5.3 million, or 0.99% of total loans, at December 31, 1995. Management also considered other factors, such as the levels of types of credits, such as the increased level of residential mortgage loans, deemed to be of relatively low risk, that tended to indicate the potential need for a lower allowance. The Company determined the level of the allowance for loan losses at December 31, 1996 was appropriate, as a result of its balancing these and other factors it deemed relevant to the adequacy of the allowance. Management conducted a similar analysis in order to determine the appropriate allowance as of December 31, 1995 and 1994.

          Management strives to carefully monitor credit quality and the adequacy of the allowance for loan losses, and to identify loans that may become nonperforming. At any time, however, there are loans included in the portfolio that will result in losses to the Company, but that have not been identified as nonperforming or potential problem loans. Because the loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the unexpected deterioration of one or a few of such loans may cause a significant increase in nonperforming assets, and lead to a material increase in charge-offs and the provision for loan losses.

Other Income

          The following table sets forth the Company's other income for the periods indicated


                                         Year Ended December 31,
                                        -------------------------
                                         1996     1995      1994
                                        ------   ------    ------
                                         (dollars in thousands)
Service charges and fees                $2,985   $2,574    $2,440
Credit cards                               869      901       903
Other noninterest income                   358      373       328
Gain on sales of loans receivable        1,678    1,034     1,453
Gain/(loss) on sales of investment
  securities                               459       (8)       (3)
                                        ------   ------    ------
        Total other income              $6,349   $4,874    $5,121
                                        ======   ======    ======

          The Company has sought to develop sources of noninterest income through credit card lending, student lending and mortgage banking, in addition to traditional deposit and loan service charges and fees.

          Total other income increased by $1.5 million for fiscal year 1996 compared to 1995 primarily due to increased gains on sales of student loans and residential mortgage loans, increased gains on sales of investment securities and increased service charges attributable to its higher deposit base. During 1996, the Company sold $46.7 million in student loans compared to $40.2 million in such sales during 1995. The Company also was able to increase its gain on sales of student loans by packaging its loans in a manner than allowed it to obtain a higher premium from the Student Loan Marketing Association ("SLMA"). The principal balance of residential mortgage loans sold was $45.1 million during 1996 compared to $33.6 million during 1995.

          The gain on sales of investment securities during 1996 occurred when $4.6 million in Agency securities classified as "held to maturity", and $11.2 million in Agency securities classified as "available for sale", originally purchased at a discount, were called prior to their stated maturity date, and $150,000 in Corporate Stock classified as "available for sale" was sold.

          Total other income declined by $247,000 for fiscal 1995 compared to 1994 primarily due to decreased gains on sales of student loans into the secondary market. This decrease was partially offset by increased gains on sales of residential mortgage loans and increased service charges attributable to its higher deposit base. During 1995, the Company sold $40.7 million in student loans compared to $59.6 million in such sales during 1994. Sales of residential mortgage loans declined in 1995 to $34.0 million from $47.5 million in 1994, reflecting the decline in refinancing activity during the comparatively higher interest rate environment which generally prevailed during 1995. Residential mortgage loans were generally sold with servicing released during fiscal 1995 which increased the gain on such sales but may reduce future servicing income which is included in other noninterest income.

          During 1995, a loss on sales of investment securities occurred when the Bank sold securities classified as "held to maturity". The Company concluded that these securities were sold at a time near enough to their maturity dates that interest rate risk was substantially eliminated as a pricing factor.

OTHER EXPENSES

          The following table sets forth the Company's other expenses for the periods indicated.

                                                Year Ended December 31,
                                        ---------------------------------------
                                          1996            1995            1994
                                        -------         -------         -------
                                                (dollars in thousands)

Salaries and employee benefits          $12,164         $10,057         $ 8,038
Occupancy                                 3,671           3,080           2,509
FDIC and other insurance expense            859             856           1,056
Credit cards                                411             547             504
General and administrative                6,121           5,362           4,333
                                        -------         -------         -------
        Total other expenses            $23,226         $19,902         $16,440
                                        =======         =======         =======


          The Company's other expenses increased $3.3 million, or 17%, for fiscal year 1996 compared to fiscal year 1995. This increase was primarily the result of an increase in salaries and employee benefits, which increased $2.1 million, or 21%, as a result of a 20% increase in staffing. The increase in staffing is related to the expansion of the Company's asset and deposit bases. In addition, occupancy expense increased $591,000, due primarily to the leasing of additional office space and the depreciation on furniture and equipment purchased to furnish those new offices, and general and administrative expense increased $759,000. Included in general and administrative expense was $139,000 in expenses related to an unsuccessful effort to establish additional branches.

          Despite the increase in the Company's deposit base, FDIC and other insurance for 1996 increased only $3,000 compared to 1995. Regular deposit insurance premium rates decreased beginning July 1, 1995 as the Bank Insurance Fund ("BIF"), of which the Bank is a member, achieved its statutory reserve ratio. However, legislation enacted by Congress required that the Bank pay a one-time special assessment of $436,000 to the FDIC with respect to deposits it acquired from a savings association in 1991. After the payment of this special assessment, the insurance premiums related to these acquired deposits were also reduced.

          The Company's other expenses increased by $3.5 million, or 21%, during 1995 compared to 1994. This increase was primarily the result of an increase in salaries and employee benefits, which increased by $2.0 million, or 25%, as a result of a 22% increase in staffing. The increase in staffing is related to the expansion of the Company's asset and deposit bases. In addition, general and administrative expense increased by $1.0 million and occupancy expense increased by $571,000 compared to 1994. These increases were offset by a $200,000 reduction in FDIC and other insurance expense. The increase in occupancy expense was due primarily to the leasing of additional office space in Tulsa and Oklahoma City and the depreciation on furniture and equipment purchased to furnish those new offices. The reduction in FDIC and other insurance was due to a reduction in premiums as the BIF achieved its statutory reserve ratio.

          The increase in the Company's other expenses during the past several years reflects the Company's growth in asset size during this period. The Company continues to experience increases in both salaries and employee benefits and occupancy expense as it develops its market bases.

          The Company intends to construct a new facility for its Tulsa operations. Groundbreaking on this 42,000 square foot building is expected to occur in the third quarter of 1997, with occupancy anticipated in the third quarter of 1998. When opened, the building will include space for rental to third parties. The total cost of the building is expected to be $8.0 million. A substantial portion of these costs will be capitalized and, except for the cost of the land, will be expensed over the useful life of the property.

TAXES ON INCOME

          The Company's income tax expense for fiscal years 1996, 1995 and 1994 was $4.3 million, $3.3 million and $2.8 million, respectively. The increases in taxes on income during 1996 and 1995 reflect the Company's higher earnings. The Company's effective tax rates have been lower than the 34% to 35% federal and 6% state statutory rates primarily because of tax-exempt income on municipal obligations and loans.


CAPITAL RESOURCES

          Shareholders' equity increased to $65.0 million at December 31, 1996 from $60.4 million a year earlier. The increase was primarily attributed to the earnings retained after common and preferred stock dividend payments. Net unrealized gains on investment securities available for sale (net of tax) declined to $205,000 at December 31, 1996 compared to $612,000 at December 31, 1995. The Corporation also increased common stock and related surplus by $170,000 through the issuance of common stock by the dividend reinvestment and employee stock purchase plans.

          The Company and the Bank meet the requirements for a well-capitalized institution. See accompanying Notes to Consolidated Financial Statements for additional information.


LIQUIDITY

          Liquidity is measured by a financial institution's ability to raise funds through deposits, borrowed funds, capital, or the sale of highly marketable assets such as residential mortgage loans. The Company's portfolio of government-guaranteed student loans and SBA loans are also readily salable. Additional sources of liquidity, including cash flow from the repayment of loans, are also considered in determining whether liquidity is satisfactory. Liquidity is also achieved through growth of core deposits and liquid assets, and accessibility to the capital and money markets. These funds are used to meet deposit withdrawals, maintain reserve requirements, fund loans and operate the organization. Core deposits, defined as demand deposits, interest-bearing transaction accounts, savings deposits and certificates of deposit less than $100,000, were 84%, 86% and 88% of total deposits at December 31, 1996, 1995 and 1994, respectively.

          The Company uses various forms of short-term borrowings for cash management and liquidity purposes on a limited basis. These forms of borrowings include federal funds purchases and borrowings from the Federal Reserve Bank. The Bank has approved federal funds purchase lines with three other banks. The Bank also carries interest-bearing demand notes issued to the U.S. Treasury as a participant in the Treasury Tax and Loan note program. In addition, the Bank has available a $20.0 million line of credit from SLMA. Borrowings under the SLMA line would be secured by student loans. During 1996 and 1995, no category of borrowings averaged more than 30% of ending shareholders' equity.

          During 1996, cash and cash equivalents increased by $2.1 million as compared to the year ended December 31, 1995. The increase was the result of cash generated from financing activities (primarily increased deposits) of $117.1 million offset by $114.5 million in cash used in investing activities and $535,000 in cash used in operating activities.

          During 1995, cash and cash equivalents increased by $4.4 million as compared to the year ended December 31, 1994. The increase was the result of cash generated from operating activities of $2.9 million and financing activities (primarily increased deposits) of $123.8 million offset by $122.3 million in cash used in investing activities.


ASSET/LIABILITY MANAGEMENT

          Net interest income, the primary component of the Company's net income, arises from the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities and the relative amounts of such assets and liabilities.

          The Company manages its assets and liabilities by coordinating the levels of or gap between interest rate sensitive assets and liabilities to minimize changes in net interest income despite changes in market interest rates. It is the Company's goal to maintain a percentage of rate-sensitive assets to rate-sensitive liabilities of between 75% and 125 %. This percentage of rate-sensitive assets to rate-sensitive liabilities presents a static position as of a single day and is not necessarily indicative of the Company's position at any other point in time and does not take into account the sensitivity of yields and costs of specific assets and liabilities to changes in market rates. While the Company's goal is to match the maturities of assets and liabilities on a dollar for dollar basis, market forces such as the needs of depositors and borrowers, and competition may cause it to operate close to the policy limits. The asset/liability policy is intended to stabilize the long-run earning power of the Company along an acceptable growth path. The Bank's Asset/Liability Management Committee meets on a monthly basis to monitor compliance with its objectives. Among other tools used by the Asset/Liability Management Committee are the Company's gap position. Generally, during a period of rising interest rates, a negative gap position would adversely affect net interest income, while a positive gap would result in an increase in net interest income, while, conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income and a positive gap would adversely affect net interest income. Because of the Company's current gap position and the repricing and repayment characteristics of its loan portfolio, which consists primarily of short-term and floating-rate loans, management believes the Company's net interest income will not be materially adversely affected by increases or decreases in market interest rates. Increases in general interest rates, however, may affect other sources of income such as gains on sales of mortgages.

          The following table sets forth the Company's interest rate sensitivity at December 31, 1996.

                                                0 to 3      4 to 12    Over 1 to       Over
                                                Months      Months      5 Years      5 Years     Total
                                               ---------------------------------------------------------
                                                                 (dollars in thousands)
Interest-earning assets:
  Loans receivable                             $328,111    $207,069    $ 83,859      $ 25,607   $644,646
  Investment securities                           6,626      25,180     101,888        13,657    147,351
                                               ---------------------------------------------------------
                                                334,737     232,249     185,747        39,264
Interest-bearing liabilities:
  Money market deposit accounts                  86,910           0           0             0     86,910
  Time deposits                                 192,737     293,941      58,145            88    544,911
  Savings accounts                                4,086           0           0             0      4,086
  NOW accounts                                   34,309           0           0             0     34,309
  Other                                           2,985           0           0             0      2,985
                                               ---------------------------------------------------------
    Total                                       321,027     293,941      58,145            88    673,201
                                               ---------------------------------------------------------
Interest sensitivity gap                       $ 13,710    $(61,692)   $127,602       $39,176   $118,796
                                               =========================================================
Cumulative interest sensitivity gap            $ 13,710    $(47,982)   $ 79,620      $118,796   $118,796
                                               =========================================================
Percentage of interest-earning assets
  to interest-bearing liabilities                104.27%      79.01%     319.45%    44,618.18%    117.65%
                                               =========================================================
Percentage of cumulative gap to total assets       1.65%      (5.79)%      9.60%        14.33%     14.33%
                                               =========================================================

          The foregoing analysis assumes that the Company's mortgage-backed securities mature during the period in which they are estimated to prepay. No other prepayment or repricing assumptions have been applied to the Company's interest-earning assets.


EFFECTS OF INFLATION

          The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.


RECENTLY ADOPTED ACCOUNTING STANDARDS

          In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which establishes accounting standards for such assets. In May 1995, the FASB also issued SFAS No. 122, Accounting for Mortgage Servicing Rights, which amends the accounting for the rights to service mortgage loans, however acquired, and requires the Company to recognize as separate assets those rights to service mortgage loans for others. Moreover, SFAS No. 122 requires the Company to evaluate whether amounts capitalized as mortgage servicing rights are impaired.

          In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 establishes a fair value method and disclosure standards for stock-based employee compensation arrangements, such as stock purchase plans and stock options. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages, but does not require, compensation cost to be measured based on the fair value of the equity instrument awarded. As permitted by SFAS No. 123, the Company will continue to follow the provisions of Accounting Principles Board Opinion ("APB") No. 25 for such stock-based compensation arrangements and has disclosed the proforma effects of applying SFAS No. 123 for 1995 and 1996 in these financial statements.

          The adoption of SFAS Nos. 121, 122 and 123 in the 1996 financial statement did not have a material impact on the Company's consolidated financial position or results of operations.

ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED

          In June 1996, the FASB issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 requires the Company to recognize the financial and servicing assets it controls and liabilities it has incurred, derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. In December 1996, the FASB adopted an amendment to SFAS No. 125 that will delay for one year certain provisions of the Statement. As amended, SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1997. The Company will adopt SFAS No. 125 for transfers and servicing of financial assets and extinguishments of liabilities when required. Management believes that adoption of SFAS No. 125 will not have a material impact on the Company's consolidated financial position or results of operations.


RECENT DEVELOPMENT

          In February 1997, the Company received information from a borrower regarding recent events that may affect the borrower's ability to fully repay its commercial loan, which had a carrying amount at December 31, 1996 of approximately $1.9 million. This loan was classified by management as a performing loan at December 31, 1996. The amount of the impairment of this loan, and the resulting charge-off, may cause the Company to increase the provision and allowance for loan losses The adverse effect on net income of the Company has not yet been determined. Management expects, however, that this event may have a significant adverse effect on first quarter 1997 earnings. Management is continuing to monitor the quality of the loan portfolio and the adequacy of the allowance for loan losses, and expects that provisions for loan losses for the first quarter and for the full year 1997 will be greater than in recent periods as a result of this recent development.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Southwest Bancorp, Inc.:

          We have audited the accompanying consolidated statements of financial condition of Southwest Bancorp, Inc. and subsidiary (the "Company") as of December 31, 1996 and 1995 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Southwest Bancorp, Inc. and subsidiary at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



Deloitte & Touche LLP
Oklahoma City, Oklahoma
January 27, 1997

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1996 AND 1995
(DOLLARS IN THOUSANDS EXCEPT SHARE DATA)

                                                             1996          1995
                                                          ---------     ---------
ASSETS
Cash and due from banks                                   $  22,914     $  20,789
Federal funds sold                                                -             -
                                                          ---------     ---------
  Cash and cash equivalents                                  22,914        20,789
Investment securities:
  Held to maturity, approximate fair value of
    $83,963 (1996) and $75,202 (1995)                        83,589        74,644
  Available for sale, approximate amortized cost of
    $63,419 (1996) and $72,023 (1995)                        63,762        73,044
Loans receivable, net of allowance for loan losses
    of $7,139 (1996) and $5,813 (1995)                      637,507       526,175
Accrued interest receivable                                   7,400         7,117
Premises and equipment, net                                   9,649         6,224
Other assets                                                  4,296         3,142
                                                          ---------     ---------
    Total assets                                          $ 829,117     $ 711,135
                                                          =========     =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Noninterest-bearing demand                              $  83,729     $  78,308
  Interest-bearing demand                                    34,309        33,762
  Money market accounts                                      86,910        75,330
  Savings accounts                                            4,086         4,788
  Time deposits                                             544,911       442,199
                                                          ---------     ---------
    Total deposits                                          753,945       634,387
                                                          ---------     ---------
Income taxes payable                                            187           271
Accrued interest payable                                      5,061         4,266
Other liabilities                                             4,892        11,854
                                                          ---------     ---------
    Total liabilities                                       764,085       650,778
                                                          ---------     ---------
Commitments and contingencies                                     -             -
Shareholders' equity:
  Serial preferred stock -
    Series A, 9.20% Redeemable, Cumulative Preferred
      Stock; $1 par value; 1,000,000 shares authorized;
      liquidation value $17,250,000; 690,000 shares
      issued and outstanding                                    690           690
    Series B, $1 par value; 1,000,000 shares authorized;
      none issued                                                 -             -
Common stock - $1 par value; 10,000,000 shares
    authorized; issued and outstanding 3,764,216 (1996)
    and 3,755,228 (1995)                                      3,764         3,755
Capital surplus                                              24,332        24,171
Retained earnings                                            36,041        31,129
Unrealized gain/(loss) on investment securities
    available for sale, net of tax                              205           612
                                                          ---------     ---------
      Total sharesholders' equity                            65,032        60,357
                                                          ---------     ---------
      Total liabilities & shareholders' equity            $ 829,117     $ 711,135
                                                          =========     =========

See notes to consolidated financial statements.

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
(Dollars in thousands except share data)


                                                                  1996         1995         1994
                                                                --------     --------     --------
Interest income:
  Interest and fees on loans                                    $ 55,177     $ 45,591     $ 30,090
  Investment securities:
    U.S. Government and agency obligations                         6,815        6,737        5,781
    State and political subdivisions                                 577          477          336
    Mortgage-backed securities                                     1,531        1,535        1,203
    Other securities                                                  76           64           51
Federal funds sold                                                   492          596          193
                                                                --------     --------     --------
    Total interest income                                         64,668       55,000       37,654

Interest expense:
  Interest-bearing demand                                            838          764          802
  Money market accounts                                            3,129        3,161        2,241
  Savings accounts                                                   114          133          187
  Time deposits                                                   28,647       24,208       13,286
  Other borrowed money                                               105          278          121
                                                                --------     --------     --------
    Total interest expense                                        32,833       28,544       16,637
                                                                --------     --------     --------

Net interest income                                               31,835       26,456       21,017
  Provision for loan losses                                        3,100        2,000        1,800
                                                                --------     --------     --------
Net interest income after provision for loan losses               28,735       24,456       19,217

Other income:
  Service charges and fees                                         2,985        2,574        2,440
  Credit cards                                                       869          901          903
  Other noninterest income                                           358          373          328
  Gain on sales of loans receivable                                1,678        1,034        1,453
  Gain/(loss) on sales of investment securities                      459           (8)          (3)
                                                                --------     --------     --------
    Total other income                                             6,349        4,874        5,121

Other expenses:
  Salaries and employee benefits                                  12,164       10,057        8,038
  Occupancy                                                        3,671        3,080        2,509
  FDIC and other insurance                                           859          856        1,056
  Credit cards                                                       411          547          504
  General and administrative                                       6,121        5,362        4,333
                                                                --------     --------     --------
    Total other expenses                                          23,226       19,902       16,440
                                                                --------     --------     --------
Income before taxes                                               11,858        9,428        7,898
  Taxes on income                                                  4,306        3,336        2,754
                                                                --------     --------     --------
Net income                                                      $  7,552     $  6,092     $  5,144
                                                                ========     ========     ========
Net income available to common shareholders                     $  5,965     $  5,426     $  5,144
                                                                ========     ========     ========
Earnings per common share                                       $   1.59     $   1.44     $   1.37
                                                                ========     ========     ========

See notes to consolidated financial statements.

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
(Dollars in thousands except share data)


                                                                                                       Unrealized            '
                                                                                                       Gain (Loss)     Total
                                                                                                      on Available     Share-
                                 Preferred Stock        Common Stock         Capital      Retained      for Sale      holders'
                                 Share    Amount     Share       Amount      Surplus      Earnings     Securities      Equity
                                ---------------------------------------------------------------------------------------------
Balance,
  January 1, 1994                     -       -    3,755,228     $3,755       $ 8,539     $22,077     $  199          $34,570
Cash dividends paid:
  Common, $0.15 per share             -       -            -          -             -        (563)         -             (563)
Cash dividends declared:
  Common, $0.05 per share             -       -            -          -             -        (187)         -             (187)
Change in unrealized gain
  (loss) on available for sale
  securities, net of tax              -       -            -          -             -           -     (1,076)          (1,076)
Net income                            -       -            -          -             -       5,144          -            5,144
                                ---------------------------------------------------------------------------------------------
Balance,
  December 31, 1994                   -       -    3,755,228      3,755         8,539      26,471       (877)          37,888

Cash dividends paid:
  Common, $0.18 per share             -       -            -          -             -        (676)         -             (676)
  Preferred, $0.7731 per share        -       -            -          -             -        (533)         -             (533)
Cash dividends declared:
  Common, $0.06 per share             -       -            -          -             -        (225)         -             (225)
Issuance of preferred stock,
  net of offering costs         690,000    $690            -          -        15,632           -          -           16,322
Change in unrealized gain
  (loss) on available for sale
  securities, net of tax              -       -            -          -             -           -      1,489            1,489
Net income                            -       -            -          -             -       6,092          -            6,092
                                ---------------------------------------------------------------------------------------------
Balance,
  December 31, 1995             690,000     690    3,755,228      3,755        24,171      31,129        612           60,357

Cash dividends paid:
  Common, $0.21 per share             -       -            -          -             -        (790)         -             (790)
  Preferred, $2.30 per share          -       -            -          -             -      (1,587)         -           (1,587)
Cash dividends declared:
  Common, $0.07 per share             -       -            -          -             -        (263)         -             (263)
Common stock issued:
  Employees Stock Purchase
    Plan                              -       -        3,552          4            64           -          -               68
  Dividend Reinvestment Plan          -       -        5,436          5            97           -          -              102
Change in unrealized gain
  (loss) on available for sale
  securities, net of tax              -       -            -          -             -           -       (407)           (407)
Net Income                            -       -            -          -             -       7,552          -           7,552
                                ---------------------------------------------------------------------------------------------
Balance,
  December 31, 1996             690,000    $690    3,764,216     $3,764       $24,332     $36,041       $205         $65,032
                                ============================================================================================

See notes to consolidated financial statements.

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
(Dollars in thousands)

                                                                          1996            1995            1994
                                                                        ---------       ---------       ---------
Operating activities:
  Net income                                                            $   7,552       $   6,092       $   5,144
  Adjustments to reconcile net income to net
    cash provided from operating activities:
        Provision for loan losses                                           3,100           2,000           1,800
        Depreciation and amortization expense                               1,254           1,026             767
        Amortization of premiums and accretion of
          discount on securities, net                                         244             248             740
        Amortization of intangibles                                           174             174             187
        (Gain) Loss on sales of securities                                   (459)              8               3
        (Gain) Loss on sales of loans receivable                           (1,678)         (1,034)         (1,453)
        (Gain) Loss on sales of premises/equipment                            (10)              3             (10)
        (Gain) Loss on other real estate owned, net                            (2)            (52)              3
        Proceeds from sales of residential mortgage
          loans                                                            45,519          34,002          47,497
      Residential mortgage loans originated for
        resale                                                            (48,469)        (34,947)        (46,371)
  Changes in assets and liabilities:
      Accrued interest receivable                                            (283)         (1,240)         (1,034)
      Other assets                                                         (1,188)           (986)            447
      Income taxes payable                                                    (84)             78             (24)
      Accrued interest payable                                                795           1,632           1,212
      Other liabilities                                                    (7,000)         (4,078)         12,453
                                                                        ---------       ---------       ---------
        Net cash (used in) provided from operating activities                (535)          2,926          21,361
                                                                        ---------       ---------       ---------
Investing activities:
   Proceeds from sales of held to maturity securities                           -           5,993               -
   Proceeds from sales of available for sale securities                       438               -             102
   Proceeds from principal repayments and maturities:
      Held to maturity securities                                          25,388          17,193          27,537
      Available for sale securities                                        28,969           6,286           6,339)
    Purchases of held to maturity securities                              (34,538)        (23,363)        (71,183)
    Purchase of available for sale securities                             (20,383)         (8,054)        (25,406)
    Loans originated and principal repayments, net                       (157,591)       (159,226)       (153,424)
    Proceeds from sales of guaranteed student loans                        47,768          40,738          59,617
    Purchases of premises and equipment                                    (4,693)         (1,936)         (1,870)
    Proceeds from sales of premises and equipment                              24              18              38
    Proceeds from sales of other real estate                                  152              68             184
                                                                        ---------       ---------       ---------
        Net cash used in investing activities                            (144,466)       (122,283)       (158,066)
                                                                        ---------       ---------       ---------
Financing activities:
    Net increase in deposits                                              119,558         108,827         131,039
    Net proceeds from issuance of common stock                                170               -               -
    Net proceeds from issuance of preferred stock                               -          16,322               -
    Common stock dividends paid                                            (1,015)           (864)           (697)
    Preferred stock dividends paid                                         (1,587)           (533)              -
                                                                        ---------       ---------       ---------
        Net cash provided from financing activities                       117,126         123,752         130,342
                                                                        ---------       ---------       ---------
Net increase (decrease) in cash and cash equivalents                        2,125           4,395          (6,363)
Cash and cash equivalents,
    Beginning of year                                                     20,789          16,394           22,757
                                                                        ---------       ---------       ---------
    End of year                                                         $ 22,914        $ 20,789         $ 16,394
                                                                        =========       =========       =========


See note to consolidated financial statements.

SOUTHWEST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1.  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

          ORGANIZATION AND NATURE OF OPERATIONS - Southwest Bancorp, Inc. ("the Company") was incorporated in 1981 as a bank holding company headquartered in Stillwater, Oklahoma engaged primarily in commercial and consumer banking services in the State of Oklahoma. The accompanying consolidated financial statements include the accounts of Stillwater National Bank and Trust Company (the "Bank"), a wholly owned subsidiary, established in 1894. The Company has six full-service banking offices, two of which are located in each of Stillwater and Tulsa, Oklahoma, with one each in Oklahoma City and Chickasha, Oklahoma, and two loan production offices, one in Oklahoma City and one in Tulsa. The Company pursues a decentralized community banking strategy and operates through three regional divisions. All significant intercompany balances and transactions have been eliminated.

          BASIS OF PRESENTATION - In preparing its financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates shown on the consolidated statements of financial position and revenues and expenses during the periods reported. Actual results could differ significantly from those estimates. Changes in economic conditions could impact the determination of material estimates such as the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.

          INVESTMENT SECURITIES - Investments in debt and equity securities are identified as held to maturity, trading, and available for sale based on management considerations of asset/liability strategy, changes in interest rates and prepayment risk, the need to increase capital and other factors. Under certain circumstances (including the deterioration of the issuer's creditworthiness, a change in tax law, or statutory or regulatory requirements), the Company may change the investment security classification. The classifications the Company utilizes determines the related accounting treatment for each category of investments. Investments classified as trading are accounted for at fair value, available for sale are accounted for at fair value with unrealized gains or losses, net of taxes, excluded from earnings and reported as a separate component of shareholders' equity, and held to maturity are accounted for at amortized cost.

          All held to maturity investment securities are adjusted for amortization of premiums and accretion of discounts. Amortization of premiums and accretion of discounts are recorded to income over the contractual maturity or estimated life of the individual investment on the level yield method. The Company has the ability and intent to hold to maturity its investment securities classified as held to maturity; accordingly, no adjustment has been made for the excess, if any, of amortized cost over market. Gain or loss on sale of investments is based upon the specific identification method. Income earned on the Company's investments in state and political subdivisions is not taxable.

          LOANS RECEIVABLE - Interest on loans is accrued and credited to income based upon the principal amount outstanding. In general, interest income on impaired loans is written off after the loan is 90 days past due; subsequent interest income is recorded when cash receipts are received from the borrower. The Bank originates real estate mortgage loans and guaranteed student loans for portfolio investment or sale in the secondary market. During the period of origination, real estate mortgage loans are designated as held either for investment purposes or sale. Mortgage loans held for sale are generally sold within a one-month period from loan closing at amounts approximating par value of the loans. Guaranteed student loans are generally sold after the Company has been notified of the borrower's change from deferment status, which can range from one to five years, or longer. Real estate mortgage loans held for sale and guaranteed student loans are carried at cost, which does not exceed market. Gains or losses recognized upon the sales of loans are determined on a specific identification basis.

          ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is established through a provision for loan losses charged to expense. Loans which are determined to be impaired are charged against this allowance and recoveries, if any, are added to the allowance. A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. All of the Company's nonaccrual loans have been defined as impaired loans. The adequacy of the allowance for loan losses is determined by management based upon a number of factors including, among others, analytical reviews of loan loss experience in relationship to outstanding loans and commitments; unfunded loan commitments; problem and nonperforming loans and other loans presenting credit concerns; trends in loan growth, portfolio composition and quality; use of appraisals to estimate the value of collateral; and management's judgment with respect to current and expected economic conditions and their impact on the existing loan portfolio. Changes in the allowance may occur because of changing economic conditions and economic prospects or financial position of borrowers. While there can be no assurance that the allowance for loan losses will be adequate to cover all losses from all loans, management believes that the allowance for loan losses is adequate.
While management uses all available information to estimate the adequacy of the allowance for loan losses, the ultimate collectability of a substantial portion of the loan portfolio and the need for future additions to the allowance will be based upon changes in economic conditions and other relevant factors. Recovery of the carrying value of such loans is dependent to a great extent on conditions that may be beyond the Company's control. Actual future losses could differ significantly from the amounts estimated by management adversely affecting net income.

          The Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure on January 1, 1995. The allowance for loan losses related to loans that are identified for evaluation in accordance with SFAS No. 114 is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Smaller balance, homogeneous loans, including mortgage student and consumer, are collectively evaluated for impairment. The amount of impairment determined in accordance with SFAS No. 114 did not differ materially from amounts previously provided. In addition, SFAS No. 114 does not affect the comparability of the credit risk disclosures. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

          LOAN SERVICING INCOME - The Company earns fees for servicing real estate mortgages owned by others. These fees are generally calculated on the outstanding principal balance of the loans serviced and are recorded as income when received.

          PREMISES AND EQUIPMENT - Premises and equipment are stated at cost less accumulated depreciation and amortization. Major additions or improvements are charged to the asset account while normal maintenance and repairs are expensed as incurred. Depreciation and amortization are computed using the straight-line and declining-balance methods based on asset lives which vary from three to forty years.

          OTHER REAL ESTATE OWNED - Other real estate owned is initially recorded at fair value less the estimated costs to sell the asset. Write-downs of carrying value required at the time of foreclosure are recorded as a charge to the allowance for loan losses. Costs related to the development of such real estate are capitalized whereas those related to holding the property are expensed. Foreclosed property is subject to periodic reevaluation based upon estimates of fair value. In determining the valuation of other real estate owned, management obtains independent appraisals for significant properties. Valuation adjustments are provided, as necessary, by charges to operations. The net cost of operating other real estate owned, including provision for losses, rental income, and gains and losses on sales of real estate, is not significant.

          Profit from sales of foreclosed property by the Company is recognized in accordance with the provisions of SFAS No. 66, Accounting for Sales of Real Estate. Losses are recognized as incurred.

          INTANGIBLES - Intangibles consist of a core deposit intangible, goodwill and mortgage servicing rights. The core deposit intangible is amortized over the estimated life of the assumed deposits, ranging from four to seven years using the level yield method. Goodwill is amortized using the straight-line method over 15 years. Mortgage servicing rights are capitalized based upon the observable market price at the point of origination. The servicing rights are amortized on an individual loan by loan basis in proportion to, and over the period of, estimated net servicing income. The capitalized amounts, amortization and impairment of the mortgage servicing rights is not material At December 31, 1996 and 1995, the Bank has recorded cumulative amortization of $1.0 million and $829,000, respectively.

          TAXES ON INCOME - The Company and its subsidiary file consolidated income tax returns. Deferred income taxes arise from temporary differences between financial and tax bases of certain assets and liabilities. A valuation allowance will be established if it is more likely than not that some portion of the deferred tax asset will not be realized.

          EARNINGS PER COMMON SHARE - Earnings per common share is computed based upon net income, after deducting the dividend requirements of preferred stock, divided by the weighted average number of common shares outstanding during each period. The impact of stock options on earnings per common share is not materially dilutive. The weighted average of outstanding common shares for the years ended December 31, 1996, 1995 and 1994 was 3,760,370, 3,755,228 and
3,755,228, respectively.

          TRUST - The Company offers trust services to customers through its relationship with the Trust Company of Oklahoma, a trust services company. Property (other than cash on deposit) held by the Bank in a fiduciary or agency capacity for its customers is not included in the consolidated statements of financial condition as it is not an asset or liability of the Bank.

          CASH AND CASH EQUIVALENTS - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from depository institutions, and federal funds sold. Federal funds sold are sold for one day periods.

          LIQUIDITY - The Bank is required by the Federal Reserve Bank to maintain average reserve balances. Cash and due from banks in the consolidated statements of financial condition include restricted amounts of $5.1 and $6.2 million at December 31, 1996 and 1995, respectively.

          At December 31, 1996, the Bank had available unsecured lines of credit from correspondent banks and the Student Loan Marketing Association ("SLMA") totaling $15.0 million and $20.0 million, respectively. Short-term borrowings outstanding on these lines of credit totaled $1.8 million and $10.3 million, with weighted average rates of 6.70% and 5.60% at December 31, 1996 and 1995, respectively. The average balances outstanding on these lines of credit were not material for either year.

          RECLASSIFICATIONS - Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

2.  INVESTMENT SECURITIES

        A summary of the amortized cost and fair values of investment securities follows:

                                                                    December 31, 1996
                                            ------------------------------------------------------
                                            Amortized       Gross Unrealized           Approximate
                                              Cost        Gains          Losses        Fair Value
                                            ------------------------------------------------------
                                                            (dollars in thousands)
Held to Maturity:
U.S. Government and
  agency obligations                        $ 72,345      $   467        $   100       $ 72,712
Obligations of state and
  political subdivisions                      11,244           52             45         11,251
                                            --------      -------        -------       --------
Total                                       $ 83,589      $   519        $   145       $ 83,963
                                            ========      =======        =======       ========

Available for Sale:
U.S. Government and
  agency obligations                        $ 37,440      $   253        $    50       $ 37,643
Obligations of state and
  political subdivisions                       1,892           17              0          1,909
Mortgage-backed securities                    23,108           56            103         23,061
Other securities                                 979          170              0          1,149
                                            --------      -------        -------       --------
Total                                       $ 63,419      $   496        $   153       $ 63,762
                                            ========      =======        =======       ========


                                                                    December 31, 1995
                                            ------------------------------------------------------
                                            Amortized       Gross Unrealized           Approximate
                                              Cost        Gains          Losses         Fair Value
                                            ------------------------------------------------------
                                                            (dollars in thousands)
Held to Maturity:
U.S. Government and
  agency obligations                        $ 65,573      $   641        $   114       $ 66,100
Obligations of state and
  political subdivisions                       9,071           58             27          9,102
                                            --------      -------        -------       --------
Total                                       $ 74,644      $   699        $   141       $ 75,202
                                            ========      =======        =======       ========

Available for Sale:
U.S. Government and
  agency obligations                        $ 44,473      $   763        $    24       $ 45,212
Obligations of state and
  political subdivisions                       2,481           27              -          2,508
Mortgage-backed securities                    24,092          210             80         24,222
Other securities                                 977          135             10          1,102
                                            --------      -------        -------       --------
Total                                       $ 72,023      $ 1,135        $   114       $ 73,044
                                            ========      =======        =======       ========

          As required by law, investment securities are pledged to secure public and trust deposits. Securities with an amortized cost of $134.9 million and $78.8 million were pledged to meet such requirements of $15.4 million and $15.8 million at December 31, 1996 and 1995, respectively. Any amount overpledged can be released at any time.

          A comparison of the amortized cost and approximate fair value of the Company's investment securities by maturity date at December 31, 1996 follows:


                                       Available for Sale      Held to Maturity
                                    -----------------------  ----------------------
                                    Amortized   Approximate  Amortized  Approximate
                                       Cost     Fair Value      Cost    Fair Value
                                    ---------   -----------  ---------  -----------
                                                (dollars in thousands)
One year or less                     $11,957      $11,956    $18,701      $18,740
Two years through five years          36,901       37,000     64,888       65,223
Five years through ten years          13,575       13,650          -            -
More than ten years                        7            7          -            -
Other securities not due
  at a single maturity date              979        1,149          -            -
                                     -------      -------    -------      -------
Total                                $63,419      $63,762    $83,589      $83,963
                                     =======      =======    =======      =======

          Realized gross gains/(losses) on sales of investment securities were $459,000, $(8,000) and $(3,000) during 1996, 1995 and 1994, respectively. The gross proceeds from such sales of investment securities totaled approximately $438,000, $6.0 million and $102,000 during 1996, 1995 and 1994, respectively. A portion of the gain on sales of investment securities during 1996 occurred when $4.6 million in Agency securities classified as "held to maturity" and $11.2 million in Agency securities classified as "available for sale", originally purchased at a discount, were called prior to their stated maturity date.

          In November 1995, the FASB issued a special report on A Guide to Implementation of SFAS No. 115 on Accounting for Certain Investments in Debt and Equity Securities - Questions and Answers (the "Guide"). The Guide provided the Company a one-time opportunity to transfer securities from the held to maturity category during the period November 15 through December 31, 1995. After reconsideration of its original classifications, the Company reclassified $32.7 million of investment securities from held to maturity to available for sale. The fair value of such securities at the date of transfer was $33.3 million and the net unrealized gain was $675,000.

3.  LOANS RECEIVABLE

          Major classifications of loans are as follows:

                                              December 31,
                                        ------------------------
                                          1996            1995
                                        --------        --------
                                         (dollars in thousands)
Real estate mortgage:
  Commercial                            $196,163        $160,126
  One-to-four family residential          61,175          42,988
Real estate construction                  54,369          33,159
Commercial                               218,515         181,081
Installment and consumer:
  Guaranteed student loans                61,959          67,388
  Credit Cards                            20,839          21,869
  Other                                   31,626          25,377
                                        --------        --------
                                         644,646         531,988
Allowance for loan losses                 (7,139)         (5,813)
                                        --------        --------
Loans receivable, net                   $637,507        $526,175
                                        ========        ========


          The Bank extends commercial and consumer credit primarily to customers in the State of Oklahoma which subjects the loan portfolio to the general economic conditions within this area. At December 31, 1996 and 1995, substantially all of the Bank's loans, except for credit cards, are collateralized with real estate, inventory, accounts receivable and/or other assets or guaranteed by agencies of the United States Government.

          Loans to individuals and businesses in the healthcare industry totaled approximately $74.5 million, or 12% of total loans. Other notable concentrations of credit within the loan portfolio include $25.2 million in residential construction loans, $23.9 million in hotel/motel loans and $13.4 million in restaurant loans. In the event of total nonperformance by the borrowers, the Company's accounting loss would be limited to the recorded investment in the loans receivable reduced by proceeds received from disposition of the related collateral.

          The Company had loans which were held for sale of $12.3 million and $4.6 million at December 31, 1996 and 1995, respectively. These loans are carried at cost, which does not exceed market. Guaranteed student loans are generally sold to a single servicer. A substantial portion of the one-to-four family residential loans and loan servicing rights are sold to two servicers.

          The principal balance of loans for which accrual of interest has been discontinued totaled approximately $4.6 million and $724,000 at December 31, 1996 and 1995, respectively. If interest on those loans had been accrued, the interest income as reported in the accompanying consolidated statements of operations would have increased by approximately $398,000, $48,000 and $443,000 for 1996, 1995 and 1994, respectively. The $3.9 million increase in nonaccrual loans from year-end 1995 was mainly the result of the classification as nonaccrual of a group of related loans with a remaining net book value of $3.4 million at December 31, 1996. Management believes these loans are either adequately secured or have specific reserves allocated to them.

          Floating rate loans with original repricing terms within two years were approximately $468.8 million and $401.8 million at December 31, 1996 and 1995, respectively.

          The unpaid principal balance of real estate mortgage loans serviced for others totaled $119.0 million and $130.2 million at December 31, 1996 and 1995, respectively. The Bank maintained escrow accounts totaling $366,000 and $697,000 for real estate mortgage loans serviced for others at December 31, 1996 and 1995, respectively.

          The allowance for loan losses is summarized as follows:


                                       Years Ended December 31,
                                --------------------------------------
                                 1996            1995            1994
                                ------          ------          ------
                                          (dollars in thousands)
Beginning balance               $5,813          $4,959          $3,960
Provision for loan losses        3,100           2,000           1,800
Loans charged off               (2,301)         (1,803)         (1,203)
Recoveries                         527             657             402
                                ------          ------          ------
Total                           $7,139          $5,813          $4,959
                                ======          ======          ======


          As of December 31, 1996 and 1995, impaired loans totaled $4.8 million and $3.3 million and had been allocated a related allowance for loan loss of $2.0 million and $1.3 million, respectively. The average balance of impaired loans totaled $3.8 million and $3.9 million and interest income recognized on impaired loans totaled $37,000 and $367,000, respectively, for the years ended December 31, 1996 and 1995.

          Directors and officers of the Company and the Bank were customers of, and had transactions with, the Bank in the ordinary course of business, and similar transactions are expected in the future. All loans included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of loss or present other unfavorable features. Certain officers, directors, employees, and companies in which they have partial ownership had indebtedness to the Bank totaling $1.0 million and $2.2 million at December 31, 1996 and 1995, respectively. During 1996, $1.8 million of new loans were made to these persons and repayments totaled $3.0 million.


4.  PREMISES AND EQUIPMENT

          These consist of the following:

                                                      December 31,
                                                -----------------------
                                                 1996             1995
                                                -------         -------
                                                 (dollars in thousands)
Land                                            $ 1,214         $   883
Buildings and improvements                        3,869           3,540
Furniture, fixtures, and equipment               12,024           8,052
                                                -------         -------
                                                 17,107          12,475
Accumulated depreciation and amortization        (7,458)         (6,251)
                                                -------         -------
Premises and equipment, net                     $ 9,649         $ 6,224
                                                =======         =======

5.  INCOME TAXES

        The components of taxes on income follow:


                                             Years Ended December 31,
                                        ---------------------------------
                                         1996         1995         1994
                                        ---------------------------------
                                              (dollars in thousands)
Current tax expense:
  Federal                               $ 4,275      $ 3,366      $ 2,786
  State                                     667          508          380
Deferred tax benefit:
  Federal                                  (543)        (458)        (350)
  State                                     (93)         (80)         (62)
                                        -------      -------      -------
                                        $ 4,306      $ 3,336      $ 2,754
                                        =======      =======      =======

     The taxes on income reflected in the accompanying statements of operations differs from the expected U.S. Federal income tax rates for the following reasons:


                                             Years Ended December 31,
                                        ---------------------------------
                                         1996         1995         1994
                                        ---------------------------------
                                              (dollars in thousands)
Computed tax expense at 34%             $ 4,032      $ 3,206      $ 2,685
Increase (decrease) in income
tax resulting from:
  Benefit of income not subject to
    U.S. Federal income tax                (210)        (202)        (129)
  State income taxes, net of
    Federal income tax benefit              379          281          212
  Other                                     105           51          (14)
                                        -------      -------      -------
Taxes on income                         $ 4,306      $ 3,336      $ 2,754
                                        =======      =======      =======

     Deferred tax expense (benefit) relating to temporary differences includes the following components:


                                             Years Ended December 31,
                                        ---------------------------------
                                         1996         1995         1994
                                        ---------------------------------
                                              (dollars in thousands)
Provision for loan losses               $  (754)     $  (494)     $  (462)
Accelerated depreciation                    135           56           59
Intagibles                                  (26)         (25)         (31)
Sales of other real estate owned            225            -           91
Other                                      (216)         (75)         (69)
                                        -------      -------      -------
Total                                   $  (636)     $  (538)     $  (412)
                                        =======      =======      =======

     Deferred tax assets of $2.2 million and $1.3 million at December 31, 1996 and 1995, respectively, are reflected in the accompanying consolidated statements of financial condition in other assets. There were no valuation allowances at December 31, 1996 or 1995. Temporary differences that give rise to the deferred tax assets and (liabilities) include the following:


                                                              December 31,
                                                ------------------------------------
                                                    1996                   1995
                                                ------------------------------------
                                                        (dollars in thousands)
Allowance for loan losses                       $2,353                  $1,599
Accumulated depreciation                          (676)                   (541)
Write-down on other real
  estate owned                                      35                     260
Deferred compensation accrual                       88                     127
Intangibles                                        162                     136
Other                                              401                     146
                                                ------                  ------
                                                 2,363                   1,727
Deferred taxes (payable) receivable on
  investment securities available for sale        (137)                   (408)
                                                ------                  ------
Total                                           $2,226                  $1,319
                                                ======                  ======

6.  SHAREHOLDERS' EQUITY

          At the 1996 annual shareholders' meeting, the shareholders of the Company approved an amendment to the Company's Certificate of Incorporation to increase the authorized shares of capital stock from 7,000,000 to 12,000,000, consisting of 10,000,000 shares of common stock, par value $1.00 per share ("Common Stock"), and an aggregate of 2,000,000 shares of serial preferred stock, par value $1.00 per share. The Company's Board of Directors can determine the voting powers, dividend rights, liquidation preferences and other limitations on the preferred stock prior to issuance. On July 31, 1995, the Company issued 690,000 shares of 9.20% Redeemable, Cumulative Preferred Stock, Series A (the "Shares"), and received net proceeds of $16.3 million. The liquidation preference of the Shares is $25 per share plus an amount equal to accrued and unpaid dividends. The Shares may not be redeemed by the Company prior to September 1, 1998. Subject to prior regulatory approval, the Shares may be redeemed at the option of the Company, in whole or in part, on or after September 1, 1998, at a price equal to $25 per share plus accumulated unpaid dividends to the redemption date. Such dividends are cumulative from the date of issuance and payable quarterly at the rate of 9.20% of the original liquidation preference, or $2.30 per annum per share. For the year ended December 31, 1996, the cumulative dividend requirement was $1.6 million, $1.5 million of which was declared and paid.

          The Company has reserved for issuance 200,000 shares of common stock pursuant to the terms of Dividend Reinvestment and Employee Stock Purchase Plans. The Dividend Reinvestment Plan allows shareholders of record a convenient and economical method of increasing their equity ownership of the Company. The Employee Stock Purchase Plan allows Company employees to acquire additional common shares through payroll deductions. At December 31, 1996, 8,988 shares had been issued by these plans.


7.  CAPITAL REQUIREMENTS

          The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators, that if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting principles. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     The most recent notification from regulatory agencies categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. Since the notification, there are no conditions or events that have changed the Bank's category.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets and Tier I capital to average assets (all as defined). The Company and the Bank meet all capital adequacy requirements to be classified as well-capitalized as of December 31, 1996.

     The Company's and Bank's actual capital amounts and ratios are presented below.

                                                                         To Be Well Capitalized
                                                                        Under Prompt Corrective          For Capital
                                                        Actual             Action Provisions          Adequacy Purposes
                                                -------------------------------------------------------------------------------
                                                 Amount        Ratio      Amount          Ratio      Amount           Ratio
                                                -------------------------------------------------------------------------------
                                                                          (dollars in thousands)
As of December 31, 1996:
Total Capital (to risk-weighted assets)
  Company                                        $ 71,376      11.40%        N/A           N/A      $ 50,077         8.00%
  Bank                                             69,139      11.06%   $ 62,490         10.00%       49,992         8.00%
Tier I Capital (to risk-weighted assets)
  Company                                          63,886      10.21%        N/A           N/A        25,039         4.00%
  Bank                                             62,000       9.92%     37,494          6.00%       24,996         4.00%
Leverage (Tier I capital to average assets)
  Company                                          63,886       7.77%        N/A           N/A        32,889         4.00%
  Bank                                             62,000       7.56%     41,026          5.00%       32,804         4.00%

As of December 31, 1995:
Total Capital (to risk-weighted assets)
  Company                                        $ 64,801      11.41%        N/A           N/A      $ 45,435         8.00%
  Bank                                             61,324      10.81%   $ 56,729         10.00%       45,383         8.00%
Tier I Capital (to risk-weighted assets)
  Company                                          56,888      10.02%        N/A           N/A        22,710         4.00%
  Bank                                             55,511       9.79%     34,021          6.00%       22,681         4.00%
Leverage (Tier I capital to average assets)
  Company                                          56,888       8.19%        N/A           N/A        27,784         4.00%
  Bank                                             55,511       8.05%     34,479          5.00%       27,583         4.00%

     The approval of the Comptroller of the Currency is required if the total of all dividends declared by the Bank in any calendar year exceeds the total of its net profits of that year combined with its retained net profits of the preceding two years. In addition, the Bank may not pay a dividend if, after paying the dividend, the Bank would be under-capitalized. The Bank's maximum amount of dividends available for payment totaled approximately $12.8 million at December 31, 1996. Dividends declared by the Bank for the years ended December 31, 1996, 1995 and 1994 did not exceed the threshold requiring regulatory approval.


8.  STOCK OPTION PLAN

     The Southwest Bancorp, Inc. 1994 Stock Option Plan (the "Stock Plan") provides selected key employees with the opportunity to acquire common stock. At December 31, 1996, the Company has reserved 375,522 shares under the Stock Plan, of which 247,000 shares are under option at a weighted average exercise price of

$15.95 per share; none of the options have been exercised. During 1996 and 1995, the Company granted 35,000 and 30,000 shares, respectively. The exercise price of each option equals the market price of the Company's common stock on the date of the grant. An option's maximum term is ten years. At December 31, 1996, there were four stock option arrangements outstanding:

                                                               Option
                                              Number of     Price, Range
                                                Shares        Per Share
                                           -----------------------------
Outstanding at January 1, 1994                        -                -
  Granted                                       182,000           $12.75
  Exercised                                           -                -
  Canceled/expired                                    -                -
                                           ------------     ------------
Outstanding at December 31, 1994                182,000            12.75
  Granted                                        30,000            13.38
  Exercised                                           -                -
  Canceled/expired                                    -                -
                                           ------------     ------------
Outstanding at December 31, 1995                212,000            12.84
  Granted                                        35,000      18.50-19.25
  Exercised                                           -                -
  Canceled/expired                                    -                -
                                           ------------     ------------
Outstanding at December 31, 1996                247,000           $15.95
                                           ============     ============
Total exercisable at December 31, 1995           72,000     $12.75-13.38
                                           ============     ============
Total exercisable at December 31, 1996          116,500     $12.75-19.25
                                           ============     ============




        The Company has estimated the fair value of the options granted using the minimum value method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation. Had compensation cost been determined based on the fair value at the grant date for the Company's stock options in accordance with SFAS No. 123, the proforma net income and earnings per common share would have been $7.458 million and $1.56 for 1996 and $5.911 million and $1.40 for 1995, respectively.

        The Company has elected to continue to account for its stock options using the intrinsic value method prescribed by APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for its stock option plans.


9.  EMPLOYEE BENEFITS

        The Company, at the discretion of its Board of Directors, may, under its profit-sharing plan, contribute annually an amount not exceeding 15% of the total annual compensation of all participants. The Company made contributions of $671,000, $680,000 and $589,000 in 1996, 1995 and 1994, respectively.

        The Company has a deferred compensation plan for key management employees. The Board of Directors of the Company administered the plan and awarded performance units ("Units") at its discretion. Employees awarded Units were entitled to receive compensation from the Bank based on the earnings of the Company. The ultimate amount payable to employees is based on cumulative earnings of the Company over certain five year periods. The 1996, 1995 and 1994 amounts charged to compensation expense under these plans were $45,000, $86,000 and $132,000, respectively. The final payout under this plan will be made in 1997, after which, no further Units will be outstanding.

10.  OPERATING LEASES

          The Company leases certain equipment and facilities for its operations. Future minimum annual rental payments required under operating leases that have initial or remaining lease terms in excess of one year as of December 31, 1996 follow:


1997    $957,000
1998     619,000
1999     362,000
2000     223,000
2001     141,000

          The total rental expense was $1.0 million, $803,000 and $616,000 in 1996, 1995 and 1994, respectively.


11.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

          The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

          CASH AND CASH EQUIVALENTS - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

          INVESTMENT SECURITIES - The fair value of U.S. Government and agency obligations, other securities and mortgage-backed securities is estimated based on quoted market prices or dealer quotes. The fair value for other investments such as obligations of state and political subdivisions is estimated based on quoted market prices for similar investment instruments.

          LOANS RECEIVABLE - Fair values are estimated for certain homogeneous categories of loans adjusted for differences in loan characteristics. The Bank's loans have been aggregated by categories consisting of commercial, real estate, student, credit card and other consumer. The fair value estimate for student loans is the current historical cost carrying value as such loans are typically sold in the secondary market at par value. The fair value of all other loans is estimated by discounting the cash flows using credit and interest rate risks inherent in the loan category and interest rates currently offered for loans with similar terms and credit risks.

          ACCRUED INTEREST RECEIVABLE - The carrying amount is a reasonable estimate of fair value for accrued interest receivable.

          DEPOSITS - The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the statement of financial condition date. The fair value of fixed-maturity certificates of deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

          SHORT-TERM BORROWINGS - The fair values of short-term borrowings and federal funds purchased are the amounts payable at the statement of financial condition date, as the carrying amount is a reasonable estimate of fair value.

          OTHER LIABILITIES AND ACCRUED INTEREST PAYABLE - The estimated fair value of other liabilities, which primarily include trade accounts payable, and accrued interest payable approximates their carrying value.

          COMMITMENTS - Commitments to extend credit, standby letters of credit and financial guarantees written or other items have short maturities and therefore have no significant fair values.

          The carrying values and estimated fair values of the Company's financial instruments follow:

                                  December 31, 1996                  December 31, 1995
                                -----------------------           ------------------------
                                  Carrying        Fair               Carrying       Fair
                                   Values        Values               Values       Values
                                ----------------------------------------------------------
                                                   (dollars in thousands)
Cash and cash equivalents       $22,914        $22,914               $20,789       $20,789
Investment securities:
  Held to maturity               83,589         83,963                74,644        75,202
  Available for sale             63,762         63,762                73,044        73,044
Loans receivable                637,507        643,927               526,175       536,064
Accrued interest receivable       7,400          7,400                 7,117         7,117
Deposits                        753,945        756,093               634,387       637,840
Accrued interest payable          5,061          5,061                 4,266         4,266
Other liabilities                 4,892          4,892                11,854        11,854
Commitments                           -              -                     -             -




12.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

          In the normal course of business, the Company makes use of a number of different financial instruments to help meet the financial needs of its customers. In accordance with generally accepted accounting principles, these transactions are not presented in the accompanying consolidated financial statements and are referred to as off-balance sheet instruments. These transactions and activities include commitments to extend lines of commercial and real estate mortgage credit, standby and commercial letters of credit and available credit card lines of credit. The following table provides a summary of the Company's off-balance sheet financial instruments:

                                                        December 31,
                                                --------------------------
                                                   1996            1995
                                                --------------------------
                                                  (dollars in thousands)
Commitments to extend commercial and
  real estate mortgage credit                    $154,041          $86,563
Standby and commercial letters of credit            4,214            3,578
Credit card lines of credit                       348,144          347,455
                                                ---------        ---------
Total                                            $506,399         $437,596
                                                =========        =========

          A loan commitment is a binding contract to lend up to a maximum amount for a specified period of time provided there is no violation of any financial, economic or other terms of the contract. A standby letter of credit obligates the Company to honor a financial commitment by issuing a guarantee to a third party should the Company's customer fail to perform. Many loan commitments and most standby letters of credit expire unfunded, and, therefore, total commitments do not represent future funding obligations of the Company. Loan commitments and letters of credit are made under normal credit terms, including interest rates and collateral prevailing at the time, and usually require the payment of a fee by the customer. Commercial letters of credit are commitments generally issued to finance the movement of goods between buyers and sellers. The Bank's exposure to credit loss, assuming commitments are funded, in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank has an agreement with another financial institution to purchase $285.0 million and $284.9 million of unadvanced credit card lines of credit at December 31, 1996 and 1995, respectively, if such credit card lines of credit are funded. Such commitments are made with the same terms as similarly funded extensions of credit including collateral, rates and maturities. The Bank does not anticipate any material losses as a result of the commitments.


13.  COMMITMENTS AND CONTINGENCIES

        The Company is a party to various legal actions normally associated with financial institutions, the aggregate of which, in management's and legal counsel's opinion, would not be material to the consolidated financial condition or results of operations of the Company.

        At periodic intervals, the Office of the Comptroller of the Currency and the Federal Reserve Bank routinely examine the Company's and the Bank's financial statements as part of their legally prescribed oversight of the banking industry. Based on these examinations, the regulators can direct that the Company's and the Bank's financial statements be adjusted in accordance with their findings.

        The Bank has adopted a Severance Compensation Plan (the "Plan") for the benefit of certain officers and key members of management. The Plan's purpose is to protect and retain certain qualified employees in the event of a change in control (as defined) and to reward those qualified employees for loyal service to the Bank by providing severance compensation to them upon their involuntary termination of employment after a change in control of the Bank. At December 31, 1996, the Bank has not recorded any amounts in the consolidated financial statements relating to the Plan. If a change of control were to occur, the maximum amount payable to certain officers and key members of management would approximate $934,000.


14.  SUPPLEMENTAL CASH FLOWS  INFORMATION

                                                               Years Ended December 31,
                                                        ----------------------------------------
                                                          1996            1995            1994
                                                        ----------------------------------------
                                                                (dollars in thousands)
Cash paid for interest                                  $32,038         $26,913         $15,425
Cash paid for taxes on income                             4,390           3,600           2,817
Loans originated to finance the sale of
  other real estate owned                                     -              68               -
Loans transferred to other real estate owned                 21              15               -
Reclassification of investment securities
  from held to maturity to available for sale                 -          32,672               -
Unrealized gain/(loss) on investment
  securities available for sale, net of tax                (407)          1,489          (1,076)




15.  ACCOUNTING STANDARD ISSUED BUT NOT YET ADOPTED

        In June 1996, the FASB issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 requires the Company to recognize the financial and servicing assets it controls and liabilities it has incurred, derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. In December 1996, the FASB adopted an amendment to SFAS No. 125 that will delay for one year certain provisions of the Statement. As amended, SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1997. The Company will adopt SFAS No. 125 for transfers and servicing of financial assets and extinguishments of liabilities when required. Management believes that adoption of SFAS No. 125 will not have a material impact on the Company's consolidated financial position or results of operations.

16.  PARENT COMPANY CONDENSED FINANCIAL INFORMATION

        Following are the condensed financial statements of Southwest Bancorp, Inc. ("Parent Company only") for the periods indicated:

                                                        December 31,
                                                -----------------------
                                                   1996           1995
                                                -----------------------
                                                  (dollars in thousands)
Statements of Financial Condition
Assets:
Cash and due from banks                            $754            $297
Investment in subsidiary bank                    62,808          56,878
Investment securities, available for sale         1,446           2,984
Other assets                                        423             435
                                                -------         -------
Total                                           $65,431         $60,594
                                                =======         =======
Liabilities                                     $   399         $   237
Shareholders' Equity
  Preferred                                      17,382          17,382
  Common                                         47,650          42,975
                                                -------         -------
Total                                           $65,431         $60,594
                                                =======         =======


                                               Years Ended December 31,
                                        --------------------------------------
                                         1996          1995         1994
                                        --------------------------------------
                                                (dollars in thousands)
Statements of Operations
Income:
Cash dividends from subsidiary bank     $1,053          $901         $781
Dividend income                             22            28           25
Investment income                          116            98           46
                                        ------        ------       ------
Total income                             1,191         1,027          852
Security gains/(losses)                    288             -           (3)
General and administrative expenses        150            95           88
                                        ------        ------       ------
Total income before tax expense
  and equity in undistributed income
  of subisidary bank                     1,329           932          761
Taxes on income                             99             4          (14)
                                        ------        ------       ------
Income before equity in undistributed    1,230           928          775
  income of subsidiary bank
Equity in undistributed income of
  subsidiary bank                        6,322         5,164        4,369
                                        ------        ------       ------
Net income                              $7,552        $6,092       $5,144
                                        ======        ======       ======
Net income available to common
  shareholders                          $5,965        $5,426       $5,144
                                        ======        ======       ======

                                                               Years Ended December 31,
                                                ----------------------------------------------------
                                                      1996            1995            1994
                                                ----------------------------------------------------
                                                               (dollars in thousands)
Statement of Cash Flows
Operating activities:
Net income                                           $ 7,552         $ 6,092        $ 5,144
Equity in undistributed income of
  subsidiary bank                                     (6,322)         (5,164)        (4,369)
Other, net                                               140            (421)          (125)
                                                     -------         -------        -------
Net Cash provided by operating activities              1,370             507            650
                                                     -------         -------        -------
Investing activities:
Available for sale securities:
  Purchases                                           (1,806)         (3,146)             -
  Sales                                                    -               -            102
  Maturities                                           3,325           1,245              -
                                                     -------         -------        -------
Net cash provided by (used in)
  investing activities                                 1,519          (1,901)           102
                                                     -------         -------        -------
Financing activities:
Proceeds from issuance of
  Preferred stock                                          -          16,322              -
  Common stock                                           170               -              -
Capital contribution to Bank                               -         (13,500)             -
Cash dividends paid:
  Preferred stock                                     (1,587)           (533)             -
  Common stock                                        (1,015)           (864)          (697)
                                                     -------         -------        -------
Net cash provided by (used in)
  financing activities                                (2,432)          1,425           (697)
                                                     -------         -------        -------
Net increase in cash and cash equivalents                457              31             55
Cash and cash equivalents,
  Beginning of year                                      297             266            211
                                                     -------         -------        -------
  End of year                                        $   754         $   297        $   266
                                                     =======         =======        =======

                                  **********

MANAGEMENT'S REPORT

January 27, 1997

To the Shareholders of Southwest Bancorp, Inc.:

Financial Statements

          The management of Southwest Bancorp, Inc. and subsidiary (the "Company") is responsible for the preparation, integrity, and fair presentation of its published financial statements and all other information presented in this annual report. The financial statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based upon informed judgments and estimates made by management.

Internal Control

          Management is responsible for establishing and maintaining an effective internal control structure over financial reporting, including safeguarding of assets, presented in conformity with both generally accepted accounting principles and the Federal Financial Institutions Examination Council instructions for Consolidated Reports of Condition and Income ("Call Report instructions"). The structure contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

          There are inherent limitations in the effectiveness of any structure of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control structure can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control structure may vary over time.

          Management assessed the Company's internal control structure over financial reporting, including safeguarding of assets, presented in conformity with both generally accepted accounting principles and Call Report instructions as of December 31, 1996. This assessment was based on criteria for effective internal control over financial reporting, including safeguarding of assets, described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that the Company maintained an effective internal control structure over financial reporting, including safeguarding of assets, presented in conformity with both generally accepted accounting principles and Call Report instructions as of December 31, 1996.

          The Audit Committee of the Board of Directors is comprised entirely of outside directors who are independent of Company management. It meets periodically with management, the independent auditors and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of the Company in addition to reviewing the Company's financial reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of the internal control structure for financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

Compliance with Laws and Regulations

          Management is also responsible for ensuring compliance with the Federal laws and regulations concerning loans to insiders and the federal and state laws and regulations concerning dividend restrictions, both of which are designated by the Federal Deposit Insurance Corporation (the "FDIC") as safety and soundness laws and regulations.

          Management assessed its compliance with the designated safety and soundness laws and regulations and has maintained records of its determinations and assessments as required by the FDIC. Based on this assessment, management believes that the Company has complied, in all material respects, with the designated safety and soundness laws and regulations for the year ended December 31, 1996.


/s/ Robert L. McCormick, Jr.        /s/ Kerby E. Crowell
---------------------------         ----------------------------------
Robert L. McCormick, Jr.            Kerby E. Crowell
Vice Chairman and President         Executive Vice President and Chief
                                     Financial Officer

BOARD OF DIRECTORS
George M. Berry
Chairman of the Board
Investments
Joyce Berry
Investments
Tom D. Berry
Investments
Joe Berry Cannon
Investments
Haskell Cudd
President, Stillwater Milling
Company
J. Berry Harrison
Rancher
Erd M. Johnson
Petroleum Engineer &
Operating Partner, Johnson
Oil Partnership
David P. Lambert
President, Lambert
Construction Company
Robert L. McCormick, Jr.
Vice Chairman & Chief
Executive Officer, Stillwater
National Bank & Trust Co.
Linford R. Pitts
President, Stillwater Transfer & Storage Co.
Robert B. Rodgers
President, Perry & Rodgers
Motor Co.
James B. Wise, M.D.
Ophthalmologist and Eye
Surgeon
Lee Wise
Attorney
Paul C. Wise
Executive Vice President &
Cashier, Stillwater National
Bank & Trust Co.

SOUTHWEST BANCORP, INC.
Robert L. McCormick, Jr.
President
Kerby E. Crowell, CPA
Executive Vice President
Deborah T. Bradley
Secretary
Kay W. Smith
Vice President and
Comptroller
Paul C. Wise
Executive Vice President

STILLWATER NATIONAL
BANK & TRUST COMPANY

SENIOR MANAGEMENT
Robert L. McCormick, Jr.
Vice Chairman and Chief
Executive Officer
Stanley R. White
Chief Lending Officer
Thomas E. Bennett, Jr.
President, Tulsa Division
Rick J. Green
President, Central Oklahoma Division
Patrick E. Zimmerman
President, Stillwater Division
James W. Barnes
Executive Vice President
Kerby E. Crowell, CPA
Executive Vice President and Chief Financial Officer
Kimberly G. Sinclair
Executive Vice President and Chief Administrative Officer
Danny W. Williams
Executive Vice President
Paul C. Wise
Executive Vice President and Cashier

EXECUTIVE OFFICE/ELECTRONIC BANKING
Robert L. McCormick, Jr.
Vice Chairman and Chief
Executive Officer
Paul C. Wise
Executive Vice President and Cashier
Terry M. Almon
Senior Vice President,
Electronic Banking

LENDING DIVISION
Stanley R. White
Chief Lending Officer
Mita A. Bates
Vice President, Mortgage Loans
Wayne C. Bland
Vice President, Mortgage
Loans

Cleo L. Fowler
Vice President, Special Assets
Jo J. McCollom
Vice President, Mortgage
Loans
Lydia Owens
Vice President, Mortgage
Loans
Gary Teel
Vice President, Credit Cards

STILLWATER DIVISION
Patrick E. Zimmerman
President, Stillwater Division
Dian S. Hardin
Senior Vice President
Jim D. Marshall
Senior Vice President
David W. Pitts
Senior Vice President
W. Ron Rakes
Senior Vice President
Ruth E. Walker
Senior Vice President
Bill T. Burnett
Vice President
Larry Collins
Vice President
Barbara P. Franks
Vice President
Katrina Jarvis
Vice President

TULSA DIVISION
Thomas E. Bennett, Jr.
President, Tulsa Division
James W. Barnes
Executive Vice President
Danny W. Williams
Executive Vice President
Paul D. Anderson
Senior Vice President
Louis W. Ciucci
Senior Vice President
Lew E. Erikson
Senior Vice President
Roger D. Freeman
Senior Vice President
Evans C. Rector
Senior Vice President

Joe E. Staires
Senior Vice President
Stephen V. Bradshaw
Vice President
Merle J. Budd
Vice President
Jim L. Burns
Vice President
W. Craig Caldwell
Vice President
Sandra K. Crooch
Vice President
Elaine M. Dishman
Vice President
Mike W. Feuerborn
Vice President
Jim L. Fischer
Vice President
Janet W. Gotwals
Vice President
Garry P. Groom
Vice President
Perry N. Littlepage
Vice President
Jay Morey
Vice President

CENTRAL OKLAHOMA DIVISION
Rick J. Green
President, Central Oklahoma Division
Cecil R. Caid
Senior Vice President
G. Johnson Hightower
Senior Vice President
Joseph P. Root
Senior Vice President
R. Charlie Smith
Senior Vice President
Shannan K. Cowden
Vice President
Sean C. Fuller
Vice President
Derek B. Gill
Vice President
B. Lynn Kelly
Vice President
Teresa E. Kerby
Vice President
Keith T. Kersten
Vice President
Lynn C. Lax
Vice President

Ron D. Martin
Vice President
Tom L. Messick
Vice President
Cindy J. Nunley
Vice President
W. Chris Palmer
Vice President
Mell L. Trissell
Vice President
Cathy S. Westmoreland
Vice President

FINANCE & AUDITING
Kerby E. Crowell, CPA
Executive Vice President
 and Chief Financial Officer
Charles E. Finsel
Vice President and
Division Controller
Phillip V. McCoy
Vice President and
Division Controller
Kay W. Smith
Vice President and
Comptroller

OPERATIONS/STUDENT LOANS/
HUMAN RESOURCES/SUPPORT/MARKETING
Kimberly G. Sinclair
Executive Vice President
and Chief Administrative
Officer
Philip J. Hawkins
Vice President,
Information Systems
Scott B. Jones
Vice President, Marketing
Vicki S. Keen
Vice President, Human
Resources
Sharon L. Knight
Vice President, Loan Services
Daryl E. Ross
Vice President,
Facilities Management
Elaine E. Skillman
Vice President, Student Loans & Operations
Bruce F. Webber
Vice President, Student Loan Sales

CORPORATE INFORMATION

INDEPENDENT AUDITORS
Deloitte & Touche LLP
20 N. Broadway, Suite 900
Oklahoma City, OK 73102-8203

SPECIAL COUNSEL
Kennedy & Baris, LLP
4719 Hampden Lane
Suite 300
Bethesda, MD 20814

GENERAL COUNSEL
Hert & Baker
222 E. 7th Avenue
Stillwater, OK 74074

TRANSFER AGENT AND REGISTRAR
Harris Trust & Savings Bank
111 W. Monroe St.
Chicago, IL 60690

Annual Meeting

The 1997 Annual Meeting of
Shareholders will be held on
April 24, 1997 at 11:00 a.m.
in the Auditorium (Room 215)
at the Stillwater Public
Library, 1107 S. Duck,
Stillwater, Oklahoma.


ANNUAL REPORT ON FORM
10-K

COPIES OF THE COMPANY'S
ANNUAL REPORT ON FORM
10-K FOR THE FISCAL YEAR
ENDED dECEMBER 31, 1996,
AS FILED WITH THE SECURITIES
AND EXCHANGE COMMISSION, MAY
BE OBTAINED BY SHAREHOLDERS AS
OF THE RECORD DATE
AT NO CHARGE BY WRITING TO
KERBY E. CROWELL,
CHIEF FINANCIAL OFFICER,
SOUTHWEST BANCORP, INC.,
608 S. MAIN STREET,
STILLWATER, OKLAHOMA 74074.

STILLWATER NATIONAL BANK & TRUST COMPANY LOCATIONS

Corporate Headquarters        Drive-in & Mortgage Lending   6305 Waterford Blvd.,
608 S. Main Street            3rd & Main                    Suite 205
Stillwater, Oklahoma 74074    Stillwater, Oklahoma 74074    Oklahoma City,
405-372-2230                  405-372-2230                  Oklahoma 73118
                                                            405-427-4000

500 W. Grand Avenue           2547 E. 21st                 2431 E. 61st, Suite 170
Chickasha, Oklahoma 73018     Tulsa, Oklahoma 74114        Tulsa, Oklahoma 74136
405-222-1272                  918-523-3900                 918-523-3600

Mid-Continent Tower           Shadowlake Office Park       Website Address
(Loan Production Office)      (Loan Production Office)     WWW.BANKSNB.COM
401 S. Boston, Suite 2150     2228 Shadowlake Drive
Tulsa, Oklahoma 74103         Oklahoma City, Oklahoma 73159
918-523-3950                  405-692-0066



STOCK INFORMATION
NASDAQ National Market Symbols:
Common Stock - OKSB
Preferred Stock - OKSBP

The following table sets forth the common stock dividends paid for each quarter during 1996 and 1995 and the range of high and low closing trade prices for the common stock for those periods.

                                1996                            1995
                   --------------------------------------------------------
                                   Dividend                        Dividend
                    High    Low    Declared         High    Low    Declared
                   ------------------------        ------------------------
Quarter Ending:
March 31           $19.25  $17.75     $0.07        $13.75  $12.75     $0.06
June 30             19.75   18.25      0.07         16.00   13.00      0.06
September 30        20.00   18.00      0.07         17.00   15.00      0.06
December 31         20.75   19.00      0.07         18.50   16.25      0.06

                                       40