Form 10-K405, Exhibit 13
period 1997-12-31
SOUTHWEST BANCORP INC
filed 1998-03-31
CIK 914374

                                                                      EXHIBIT 13
LETTER TO SHAREHOLDERS

February 26, 1998
Shareholders, Customers and Friends:

     1997 was a disappointing year for us. Our loan loss experience was excessive amounting to 1.57% of average loans outstanding for the year. As it became apparent that we would experience losses, we immediately took action to recognize those losses, review our loan policies and procedures, and make changes in policies, organization and staffing to improve loan quality and credit review. Our loan portfolio has grown at a compound annual rate of more than 22% over the last five years. Growth rates at that level tend to introduce additional risks which are, in part, reflected in this year's losses.

[Graphic - Marble design and picture of desktop with pen and paper appears here]

     Although we believe that our underwriting standards and policies were balanced and served the Bank well in past years, last year's losses call for a more conservative approach. We have revised loan authorities for individual officers and loan committees in an effort to assure that appropriate standards are met for large loans. We are also providing our Chief Lending Officer with more resources in order to assure that our credit department has the opportunity to thoroughly review loan proposals with less reliance on lending officers. We have hired an additional, highly experienced credit officer as Senior Vice President for Credit Administration, reporting to the Chief Lending Officer. We are also reviewing the directors' independent loan review function in order to ensure the Board of Directors has sufficient resources to carry out its duties.

     During 1997, management recognized that, in addition to asset quality, funding costs and other expenses were areas in which our Company needed to improve its performance. In the past, the Bank has funded its asset growth with time deposits. While this has proven to be a successful funding strategy, it has resulted in higher funding costs than those of our peers. The Bank has now developed a funding strategy designed to help meet the future funding needs of the Bank while bringing the total cost of funding more in line with our peer group. Stillwater National Bank will continue to pay competitive rates, but we will focus more on adding value to our customer relationships. In addition, a broader funding base will be utilized including several non-deposit sources of funds. These sources include repurchase agreements, Federal Home Loan Bank advances and national market certificates of deposit. The impact of the new funding strategy contributed to our improved cost of funds in the fourth quarter of 1997. A greater contribution is expected in 1998 as the funding program becomes fully implemented.

     The Company has taken actions to reduce other expenses. This is reflected by the decline in other expenses as a percentage of average assets to 2.61% for the fourth quarter of 1997 compared to 2.95% for the same period in 1996.

     [Graphic - Marble design and picture of a pond appears here]

     During 1997, major credit card companies began to aggressively solicit the purchase of our credit card portfolio and, at the same time, were making very attractive overtures to one of our major credit card affinity relationships. A review of our opportunity to sell the credit card portfolio together with an analysis of the competitive nature of the credit card business, led us to believe it was an appropriate time to sell. We sold substantially all of our credit card portfolio for a premium of $3.7 million, net of related expenses. The results of that sale are reflected in our fourth quarter operating results. Although we sold our credit card portfolio in 1997, we continue to offer debit and credit cards to our customers.

     The Company continued to grow in 1997. Total assets were $963.3 million on December 31, 1997, up 16% from $829.1 million at year-end 1996. Our Company has developed renewed interest in expanding our offerings of financial services to the retail market and we are in the process of establishing a telephone Sales and Service Center which, by the second quarter of this year, will be delivering services 15 hours a day, seven days a week. It is our expectation that we will be able to offer web-based home banking services by the end of the second quarter as an adjunct to our Sales and Service Center.

     During 1997, Mr. Rick Green was selected as the Company's Chief Operating Officer. Mr. Green has been with the Company since 1972 and has served in various capacities, most recently as the President of our Central Oklahoma Division.

     Mr. Haskell Cudd has notified us that he will not stand for re-election to our Board of Directors at the 1998 Annual Shareholders' Meeting. Mr. Cudd has served as a director of the Company since its inception in 1981 and as a director of the Bank since 1947. His 50 years of service to our Company are greatly appreciated. In addition to being a director of our Company, Mr. Cudd is President and C.E.O. of the Stillwater Milling Company. Over the years, he has provided leadership to that company and industry, serving as President of the Oklahoma Flour Millers' Association and as President of the Oklahoma Feed Manufacturers' Association. He is a

      [Graphic - Marble design and picture of Mr. McCormick appears here]


Past President of the Stillwater Chamber of Commerce and a former City Commissioner. He has received numerous awards for his service to his industry and to our community. We are thankful for his years of service and he will be missed.

[As this annual report was going to the printer, we were saddened by the death of Paul C. Wise, Executive Vice President and Director for the Bank and the Company. Mr. Wise joined the Bank in 1927 and became a Director in 1936. His dedication and contributions to the Company are without peer. Our sympathies are extended to his family, including directors James B. Wise and Lee Wise, and his many friends. The following page is dedicated in his memory.]

     We are beginning 1998 with the goal of making 1998 more reflective of the Company's performance prior to 1997.


Sincerely,

/s/

Robert L. McCormick
President

In Memory of Paul C. Wise

February 1998


     We are saddened by the recent death of Paul C. Wise, Executive Vice President and Director of the Bank and the Company. Since joining the Bank in 1927, Mr. Wise was totally dedicated to our Company and our community.

                                    [Graphic - Picture of Mr. Wise appears here]

     According to Robert L. McCormick, "Mr. Wise has been a wonderful leader and mentor to the Board of Directors and all the employees of our Company. Having worked with him for over 27 years, I always respected his judgment and work ethic. We all became much better bankers and people because of his commitment to integrity, honesty and genuine customer service. He thoroughly enjoyed helping customers with their financial needs."

     Mr. Wise was instrumental in the growth of our Bank and the Oklahoma Banking industry. In 1931, he established the first installment loan department in Oklahoma and later helped develop the drive-in banking concept in our state. We were further reminded of Paul Wise's dedication to banking when he was honored as a prestigious member of the Oklahoma Bankers Association's 50-year club.

     Mr. Wise believed in helping his community. He accepted many leadership roles over the years, including helping organize the Stillwater Industrial Foundation and the Stillwater United Fund. His commitment to our community was recognized by his 1995 induction into the Stillwater Chamber of Commerce Hall of Fame.

     Paul Wise's distinguished 72-year banking career was recently highlighted by his substantial gift to Oklahoma State University, his alma mater. In November 1997, Mr. Wise presented a $1 million gift for an endowed chair for the College of Business at OSU. His gracious gift was the largest-ever gift made to the OSU College of Business.

     We are thankful for Paul Wise's many years of service to our Bank and our community.

SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents the Company's selected consolidated financial information for each of the five years in the period ended December 31, 1997. The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements of the Company, including the accompanying Notes, presented elsewhere herein.

                                                                           For the Year Ended December 31,
                                                         ----------------------------------------------------------------------
                                                            1997          1996           1995           1994           1993
                                                         ----------------------------------------------------------------------
                                                                       (dollars in thousands, except share data)
Operations Data
  Interest income                                        $   76,849     $   64,668     $   55,000     $   37,654     $   29,639
  Interest expense                                           41,247         32,833         28,544         16,637         12,417
                                                         ----------------------------------------------------------------------
  Net interest income                                        35,602         31,835         26,456         21,017         17,222
  Provision for loan losses (1)                              12,104          3,100          2,000          1,800          1,400
                                                         ----------------------------------------------------------------------
  Net interest income after provision for loan losses        23,498         28,735         24,456         19,217         15,822
  Gain on sales of securities and loans (2)                   5,199          2,227          1,025          1,694            931
  Other income (2)                                            4,696          4,122          3,849          3,427          3,284
  Other expenses                                             25,746         23,226         19,902         16,440         13,733
                                                         ----------------------------------------------------------------------
  Income before taxes                                         7,647         11,858          9,428          7,898          6,304
  Taxes on income                                             2,667          4,306          3,336          2,754          2,108
                                                         ----------------------------------------------------------------------
  Net income                                             $    4,980     $    7,552     $    6,092     $    5,144     $    4,196
                                                         ======================================================================
  Net income available to common shareholders            $    3,393     $    5,965     $    5,426     $    5,144     $    4,196

                                                         ======================================================================

Dividends Declared
  Preferred stock                                        $    1,587     $    1,587     $      533              -              -
  Common stock                                                1,208          1,053            901     $      751     $      444
  Ratio of total dividends declared to net income             56.12%         34.96%         23.55%         14.60%         10.57%
Per Share Data (3)
  Basic earnings per common share                        $     0.90     $     1.59     $     1.44     $     1.37     $     1.44
  Diluted earnings per common share                            0.88           1.56           1.43           1.37           1.44
  Common stock cash dividends                                  0.32           0.28           0.24           0.20           0.14
  Book value per common share (4)                             13.38          12.66          11.44          10.09           9.21
  Weighted average common shares outstanding:
    Basic                                                 3,773,037      3,760,370      3,755,228      3,755,228      2,910,535
    Diluted                                               3,872,888      3,828,381      3,788,089      3,756,674      2,910,535
Financial Condition Data (4)
  Investment securities                                  $  187,740     $  147,351     $  147,688     $  143,517     $   83,442
  Loans (5)                                                 719,113        644,646        531,988        412,614        319,260
  Interest-earning assets                                   916,860        791,997        679,676        556,131        416,202
  Total assets                                              963,286        829,117        711,135        582,170        434,119
  Interest-bearing deposits                                 744,865        670,216        556,079        458,899        339,605
  Total deposits                                            841,425        753,945        634,387        525,560        394,521
  Long-term debt (6)                                         25,013              -              -              -              -
  Total shareholders' equity                                 68,048         65,032         60,357         37,888         34,570
  Common shareholders' equity                                50,666         47,650         42,975         37,888         34,570
  Mortgage servicing portfolio                              132,824        118,953        130,188        143,899        129,648

Selected Ratios
  Return on average assets                                     0.54%          0.98%          0.93%          1.01%          1.07%
  Return on average total shareholders' equity                 7.54          12.15          12.81          14.17          17.76
  Return on average common equity                              6.95          13.30          13.48          14.17          17.76
  Net interest margin                                          4.03           4.32           4.23           4.34           4.61
  Efficiency ratio (7)                                        56.59          60.83          63.52          62.90          64.06
  Average assets per employee                            $    2,667     $    2,162     $    2,204     $    2,089     $    1,917

                                                                                 At December 31,
                                                                 -----------------------------------------------
                                                                    1997       1996     1995     1994    1993
                                                                 -----------------------------------------------
                                                                     (dollars in thousands, except share data)
Asset Quality Ratios
    Allowance for loan losses to loans (4)                             1.15%    1.11%    1.09%    1.20%    1.24%
    Nonperforming loans to loans (4)(8)                                0.99     1.03     0.99     0.60     0.98
    Allowance for loan losses to nonperforming loans (4)(8)          116.08   107.37   110.12   199.16   126.07
    Nonperforming assets to loans and other real estate
        owned (4)(9)                                                   1.04     1.04     1.03     0.67     1.13
    Net loan charge-offs to average loans                              1.57     0.31     0.24     0.22     0.30
Capital Ratios
    Average shareholders' equity to average assets
        Total                                                          7.12     8.05     7.27     7.12     6.01
        Common                                                         5.26     5.81     6.15     7.12     6.01
    Tier I risk-based capital ratio (4)(10)                            8.96    10.21    10.02     9.64    12.39
    Total risk-based capital ratio (4)(10)                            13.30    11.40    11.41    10.89    13.64
    Leverage ratio (4)(10)                                             6.95     7.77     8.19     6.76     8.04

(1) 1997 reflects provisions for loan losses that significantly exceed historical levels. See "Provision for Loan Losses" in the Management's Discussion and Analysis of Financial Condition and Results of Operations.
(2) 1997 includes the gain on the sale of credit card relationships. See "Other Income" in the Management's Discussion and Analysis of Financial Condition and Results of Operations.
(3) All share and per share information has been restated to reflect the fourteen-to-one stock split effected in the form of a stock dividend paid November 15, 1993 and the adoption of Statement of Financial Accounting Standards No. 128, Earnings Per Share.
(4)  At period end.
(5) Net of unearned discounts but before deduction of allowance for loan losses.
(6) Consists of Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures issued on June 4, 1997 in connection with the sale of 9.30% Cumulative Trust Preferred Securities by a wholly-owned subsidiary of the Company. See Note 6 to the consolidated financial statements.
(7) The efficiency ratio = other expenses/(net interest income + gain on sales of securities and loan + other income).
(8) Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and loans with restructured terms.
(9)  Nonperforming assets consist of nonperforming loans and  foreclosed assets.
(10) Computed in accordance with regulatory guidelines as in effect on the indicated dates.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                            For the Quarter Ended
                                                             -----------------------------------------------------
                                                               12-31-97      09-30-97       06-30-97      03-31-97
                                                             -----------------------------------------------------
                                                                   (dollars in thousands, except share data)
Operations Data
  Interest income                                            $   20,033    $   19,962     $   19,003    $   17,851
  Interest expense                                               10,908        10,860         10,220         9,259
                                                             -----------------------------------------------------
  Net interest income                                             9,125         9,102          8,783         8,592
  Provision for loan losses (1)                                   3,201         5,101            801         3,001
                                                             -----------------------------------------------------
  Net interest income after provision for loan losses             5,924         4,001          7,982         5,591
  Gain on sales of securities and loans (2)                       3,811           488            489           411
  Other income (2)                                                1,509         1,111          1,073         1,003
  Other expenses                                                  6,406         6,397          6,584         6,359
                                                             -----------------------------------------------------
  Income before taxes                                             4,838          (797)         2,960           646
  Taxes on income                                                 1,781          (357)         1,057           186
                                                             -----------------------------------------------------
  Net income                                                 $    3,057    $     (440)    $    1,903    $      460
                                                             =====================================================
Per Share Data (3)
  Basic earnings per common share                                 $0.70        $(0.22)         $0.40         $0.02
  Diluted earnings per common share                               $0.69        $(0.22)         $0.39         $0.02
  Weighted average common shares outstanding:
    Basic                                                     3,786,019     3,771,101      3,768,662     3,766,172
    Diluted                                                   3,894,919     3,872,638      3,868,656     3,851,280

                                                                            For the Quarter Ended
                                                             ----------------------------------------------------
                                                              12-31-96      09-30-96      06-30-96      03-31-96
                                                             ----------------------------------------------------
                                                                    (dollars in thousands, except share data)
Operations Data
  Interest income                                            $   17,261    $   16,696    $   15,622    $   15,089
  Interest expense                                                8,917         8,561         7,769         7,586
                                                             ----------------------------------------------------
  Net interest income                                             8,344         8,135         7,853         7,503
  Provision for loan losses                                         675           775           775           875
                                                             ----------------------------------------------------
  Net interest income after provision for loan losses             7,669         7,360         7,078         6,628
  Gain on sales of securities and loans                             612           601           444           570
  Other income                                                    1,065           991         1,034         1,032
  Other expenses                                                  6,089         6,453         5,465         5,219
                                                             ----------------------------------------------------
  Income before taxes                                             3,257         2,499         3,091         3,011
  Taxes on income                                                 1,214           898         1,115         1,079
                                                             ----------------------------------------------------
  Net income                                                 $    2,043    $    1,601    $    1,976    $    1,932
                                                             ====================================================
Per Share Data (3)
  Basic earnings per common share                                 $0.44         $0.32         $0.42         $0.41
  Diluted earnings per common share                               $0.43         $0.32         $0.41         $0.40
  Weighted average common shares outstanding:
    Basic                                                     3,763,870     3,761,502     3,759,198     3,756,861
    Diluted                                                   3,840,236     3,827,903     3,825,443     3,820,347

(1) The first, third and fourth quarters reflect provisions for loan losses that significantly exceed historical levels. See "Provision for Loan Losses" in the Management's Discussion and Analysis of Financial Condition and Results of Operations.
(2) The fourth quarter of 1997 includes the gain on the sale of credit card relationships. See "Other Income" in the Management's Discussion and Analysis of Financial Condition and Results of Operations.
(3) All share and per share information has been restated to reflect the adoption of Statement of Financial Accounting Standards No. 128, Earnings Per Share.

FORWARD-LOOKING STATEMENTS

     Portions of this Annual Report contain forward-looking statements, including statements of goals, intentions, and expectations, regarding or based upon general economic conditions, interest rates, developments in national and local markets, and other matters, and which, by their nature, are subject to significant uncertainties. Because of these uncertainties and the assumptions on which statements in this report are based, the actual future results may differ materially from those indicated in this report. Past results also are not necessarily indicative of future performance.



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

     The Company offers a wide variety of commercial and consumer lending and deposit services. The commercial loans offered by the Company include (i) commercial real estate loans, (ii) working capital and other commercial loans,
(iii) construction loans, and (iv) Small Business Administration ("SBA") guaranteed loans. Consumer lending services include (i) government-guaranteed student loans, (ii) residential real estate loans and mortgage banking services, and (iii) personal lines of credit and other installment loans. The Company also offers deposit and personal banking services, including (i) commercial deposit services such as lock-box services, commercial checking and other deposit accounts, (ii) retail deposit services such as certificates of deposit, money market accounts, savings accounts and Automatic Teller Machine ("ATM") access, and (iii) personal brokerage and trust services.

THREE YEAR COMPARISON OF CONSOLIDATED AVERAGE BALANCE SHEETS, INTEREST, YIELDS, AND RATES

     The following table provides certain information relating to the Company's average consolidated statements of financial condition and reflects the interest income on interest-earning assets, interest expense of interest-bearing liabilities, and the average yields earned and rates paid for the periods indicated. Yields and rates are derived by dividing income or expense by the average daily balance of the related assets or liabilities, respectively, for the periods presented. Nonaccrual loans have been included in the average balances of loans receivable.

                                                                       For the Year Ended December 31,
                                        -------------------------------------------------------------------------------------------
                                                       1997                           1996                           1995
                                        -------------------------------------------------------------------------------------------
                                                     Interest                       Interest                       Interest
                                           Average   Income/   Yield/     Average   Income/   Yield/     Average   Income/   Yield/
                                           Balance   Expense    Rate      Balance   Expense    Rate      Balance   Expense    Rate
                                        -------------------------------------------------------------------------------------------
                                                                             (dollars in thousands)
ASSETS
Interest-earning assets:
   Loans receivable                         $700,129  $65,560    9.36%    $580,590   $55,177    9.50%    $473,080   $45,591    9.64%
   Investment securities                     170,635   10,582    6.20      146,973     8,999    6.12      142,254     8,813    6.20
   Other interest-earning assets              12,819      707    5.52        9,200       492    5.35       10,007       596    5.96
                                            -------------------------     --------------------------     --------------------------
      Total interest-earning assets          883,583   76,849    8.70      736,763    64,668    8.78      625,341    55,000    8.80
                                            -------------------------     --------------------------     --------------------------
Noninterest-earning assets:
   Other assets                               44,672                        35,019                         29,145
      Total assets                          $928,255                      $771,782                       $654,486
                                            ========                      ========                       ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
   Interest-bearing demand                  $ 37,740  $   894    2.37%    $ 36,088   $   838    2.32%    $ 32,261   $   764    2.37%
   Money market accounts                      93,118    3,836    4.12       81,939     3,129    3.82       77,147     3,161    4.10
   Savings accounts                            3,860       96    2.49        4,580       114    2.49        5,441       133    2.44
   Time deposits                             612,014   34,743    5.68      498,283    28,647    5.75      412,570    24,208    5.87
                                            -------------------------     --------------------------     --------------------------
      Total interest-bearing deposits        746,732   39,569    5.30      620,890    32,728    5.27      527,419    28,266    5.36
   Short-term borrowings                       6,605      340    5.15        1,940       105    5.41        4,527       278    6.14
   Long-term debt                             14,459    1,338    9.25            -         -       -            -         -       -
                                            -------------------------     --------------------------     --------------------------
      Total interest-bearing liabilities     767,796   41,247    5.37      622,830    32,833    5.27      531,946    28,544    5.37
                                            -------------------------     --------------------------     --------------------------
Noninterest-bearing liabilities:
   Noninterest-bearing demand                 93,665                        79,739                         68,540
   Other noninterest-bearing liabilities         705                         7,066                          6,437
   Shareholders' equity                       66,089                        62,147                         47,563
                                            --------                      --------                       --------
      Total liabilities and
         shareholders' equity               $928,255                      $771,782                       $654,486
                                            ========                      ========                       ========
      Net interest income                             $35,602                        $31,835                        $26,456
                                                      =======                        =======                        =======
      Interest rate spread                                       3.33%                          3.51%                          3.43%
                                                               ======                         ======                         ======
      Net interest margin                                        4.03%                          4.32%                          4.23%
                                                               ======                         ======                         ======
      Ratio of average interest-earning
         assets to average
         interest-bearing liabilities                          115.08%                        118.29%                        117.56%
                                                               ======                         ======                         ======

FINANCIAL CONDITION

     The Company's total assets increased by $134.2 million, or 16%, from $829.1 million at December 31, 1996 to $963.3 million at December 31, 1997 after increasing by $118.0 million, or 17%, between December 31, 1995 and 1996. The increase in assets in 1997 was attributable to significant increases in both investment securities and outstanding loans. The increase in assets in 1996 was primarily attributable to a significant increase in outstanding loans.

     The Company's investment securities increased by $40.4 million, or 27%, from $147.3 million at December 31, 1996 to $187.7 million at December 31, 1997 after decreasing by $337,000, or less than 1%, between December 31, 1995 and 1996. The growth during 1997 came mainly from U.S. government and agency securities, which increased by $44.2 million, or 40% from December 31, 1996 to December 31, 1997.

     Loans were $719.1 million at December 31, 1997, an increase of $74.5 million, or 12%, compared to December 31, 1996. The Company experienced increases in the categories of commercial mortgages ($27.5 million, or 14%), commercial loans ($22.5 million, or 10%), residential mortgages ($18.7 million, or 31%), real estate construction loans ($18.1 million, or 33%), other consumer loans ($6.0 million, or 19%), and government-guaranteed student loans ($2.4 million, or 4%). These increases were offset by a $20.8 million, or 99%, reduction in credit card loans due to the sale of substantially all of that portfolio of loans, described later in this report. The allowance for loan losses increased by $1.1 million, or 16%, from December 31, 1996 to December 31, 1997, after the significant net charge-offs and increased provision for loan losses recorded during the year. (See "Provision for Loan Losses"). At December 31, 1997, the allowance for loan losses was $8.3 million, or 1.15% of total loans, compared to $7.1 million, or 1.11% of total loans, at December 31, 1996.

     Loans were $644.6 million at December 31, 1996, an increase of $112.7 million, or 21%, compared to December 31, 1995. The Company experienced its most significant increases in the categories of commercial loans ($37.4 million, or 21%), commercial real estate loans ($36.0 million, or 23%), real estate construction loans ($21.2 million, or 64%), and residential mortgages ($18.2 million, or 42%). All major categories of loans increased other than government-guaranteed student loans, which declined $5.4 million, or 8%, as a result of greater sales of loans during 1996, and credit card loans, which declined $1.0 million, or 5%.

     The Company's deposits increased by $87.5 million, or 12%, from $753.9 million at December 31, 1996 to $841.4 million at December 31, 1997 after increasing by $119.5 million, or 19%, between December 31, 1995 and 1996. Deposit growth during both years came mainly from time deposits. Total time deposits increased by $64.4 million, or 12% from December 31, 1996 to December 31, 1997 and $102.7 million, or 23%, from December 31, 1995 to December 31, 1996.


SUMMARY OF EARNINGS

NET INCOME

     Net income for 1997 was $5.0 million, a 34% decrease from the $7.6 million earned in 1996. The substantial reduction in net income during 1997 was due principally to a $9.0 million, or 290%, increase in the provision for loan losses. Net income for 1997 benefited from increases in net interest income ($3.8 million, or 12%) and other income ($3.5 million, or 56%) and a reduction in taxes on income ($1.6 million, or 38%). These increases in income offset a $2.5 million, or 11%, increase in other expenses. Included in other income was the $3.7 million gain on sale of the credit card portfolio. Net income, after dividends on preferred stock, was $3.4 million, a decrease of $2.6 million, or 43%, from 1996. Basic earnings per common share decreased 43% to $0.90 per share for 1997 from $1.59 per share for 1996. Diluted earnings per common share decreased 44% to $0.88 per share for 1997 from $1.56 per share for 1996.

     The primary reason for the 1997 decline in net income was the deterioration in several large commercial and commercial real estate credits and related provisions for loan losses. The Company believes that it has appropriately identified potential problem loans and has established an appropriate allowance for loan losses at December 31, 1997. Management does not anticipate the need to record such historically large provisions for loan losses in 1998.

     Net income for 1996 was $7.6 million, a 24% increase over the $6.1 million earned in 1995. The increase in net income during 1996 was due principally to a $5.4 million, or 20%, increase in net interest income. Net income for 1996 also benefited from a $1.5 million, or 30% increase in other income. These increases in income offset a $3.3 million, or 17%, increase in other expenses, a $1.1 million, or 55%, increase in the provision for loan losses, and a $970,000, or 29%, increase in taxes on income. Net income, after dividends on the preferred stock issued in July 1995, was $6.0 million, an increase of $539,000, or 10%, over 1995. Basic earnings per common share increased 10% to $1.59 per share for 1996 from $1.44 per share for 1995. Diluted earnings per common share increased 9% to $1.56 per share for 1996 from $1.43 per share for 1995.

NET INTEREST INCOME

Years ended December 31, 1997 and 1996

     Net interest income increased to $35.6 million in 1997 from $31.8 million for 1996 as continued growth in the loan portfolio enabled the Company to post a $12.2 million increase in interest income that exceeded the $8.4 million increase in interest expense during the year. Yields on the Company's interest-earning assets declined by 8 basis points, and the rates paid on the Company's interest-bearing liabilities increased by 10 basis points, resulting in a reduction in the interest rate spread to 3.33% for 1997 from 3.51% in 1996. The ratio of average interest-earning assets to average interest-bearing liabilities declined to 115.08% for 1997 from 118.29% for 1996, due primarily to a greater increase in interest-bearing liabilities, including time deposits and the Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures ("Subordinated Debentures") issued during the year, than in noninterest-bearing sources of funds, including noninterest-bearing demand deposits and shareholders' equity.

     Total interest income for 1997 was $76.8 million, up 19% from $64.7 million during 1996. The principal factor providing greater interest income was the $119.5 million, or 21%, increase in the volume of average loans outstanding.
The Company's loan yields declined to 9.36% for 1997 from 9.50% in 1996. During the same period, the Company's yield on investment securities increased to 6.20% from 6.12%.

     Total interest expense for 1997 was $41.2 million, an increase of 26% from $32.8 million for 1996. The increase in total interest expense is mainly the result of an increase in average interest-bearing liabilities of $145.0 million, or 23%. During the same period, the rates paid on average interest-bearing liabilities increased to 5.37% from 5.27%, as a 7 basis point decline in the average rate paid on time deposits (to 5.68%) was more than offset by a 30 basis point increase (to 4.12%) in the average rate paid on money market accounts.
The issuance of the Subordinated Debentures on June 4, 1997 increased the rates paid on average interest-bearing liabilities by 7 basis points for 1997.

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

     Interest income for 1996 was $64.7 million, up from $55.0 million in 1995 primarily as a result of growth in interest-earning assets, which offset the slight decline in yields. Yields on total interest-earning assets were 8.78% in 1996 and 8.80% in 1995. Loan interest and fee income increased $9.6 million because the greater volume of loans outstanding more than offset the effect of the 14 basis point decline in loan yields. The Company generated growth of $107.5 million in average loans to $580.6 million in 1996 from $473.1 million in 1995, a 23% increase. Interest income on investment securities increased by $186,000 despite lower yields earned, due to an increase in the size of the investment portfolio. The yield on the investment portfolio declined 8 basis points. A decrease in interest income on federal funds sold and other short-term investments was caused by slightly lower volumes in those areas. The increase in interest-earning assets was funded by growth in deposits at the Company's existing branches, the proceeds from the July 1995 offering of Series A Preferred Stock and retention of earnings.

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

PROVISION FOR LOAN LOSSES

     In the first, third and fourth quarters of 1997, and for the year 1997 as a whole, the Company recorded significant increases in loan charge-offs and provisions for loan losses compared with corresponding periods of 1996 and earlier years. The charge-offs were primarily the result of deterioration in the financial position of the borrowers in three large commercial or commercial real estate lending relationships. Net charge-offs for 1997 were approximately $11.0 million, compared with net charge-offs of $1.8 million for 1996. The provision for loan losses was $12.1 million in 1997, compared with $3.1 million for 1996. As a result of the unusually large charge-offs recorded in 1997, management has revised the Bank's credit and loan review policies and standards, has revised individual and committee loan authorities, and has committed additional resources to the credit administration and loan review functions.

     The Company makes provisions for loan losses in amounts deemed necessary to maintain the allowance for loan losses at an appropriate level. The adequacy of the allowance for loan losses is determined by management based upon a number of factors including, among others, analytical reviews of loan loss experience in relation to outstanding loans and commitments; unfunded loan commitments; problem and nonperforming loans and other loans presenting credit concerns; trends in loan growth, portfolio composition and quality; use of appraisals to estimate the value of collateral; and management's judgment with respect to current and expected economic conditions and their impact on the existing loan portfolio. Changes in the allowance may occur because of changing economic conditions, and economic prospects or the financial position of borrowers.
Based upon this review, management established an allowance of $8.3 million, or 1.15% of total loans, at December 31, 1997 compared to an allowance of $7.1 million, or 1.11% of total loans, at December 31, 1996. During fiscal years 1997, 1996 and 1995, the provisions for loan losses were $12.1 million, $3.1 million and $2.0 million, respectively.

     In establishing the level of the allowance for December 31, 1997, management considered a number of factors that tended to indicate a potential need for an increased allowance level, including the increased risk inherent in the amount and percentage to total loans attributable to commercial and commercial real estate loans, which are viewed as entailing greater risk than certain other categories of loans, charge-off history, and the rapid expansion of the loan portfolio over the last several years. Management also considered other factors, including the levels of types of credits, such as residential mortgage loans, deemed to be of relatively low risk, that tended to indicate the potential need for a lower allowance. At December 31, 1997, total nonperforming loans were $7.1 million, or 0.99% of total loans, compared to $6.6 million, or 1.03% of total loans, at December 31, 1996. The Company determined the level of the allowance for loan losses at December 31, 1997 was appropriate, as a result of its balancing these and other factors it deemed relevant to the adequacy of the allowance. Management conducted a similar analysis in order to determine the appropriate allowance as of December 31, 1996 and 1995.

     Management strives to carefully monitor credit quality and the adequacy of the allowance for loan losses, and to identify loans that may become nonperforming. At any time, however, there are loans included in the portfolio that will result in losses to the Company, but that have not been identified as nonperforming or potential problem loans. Because the loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the unexpected deterioration of one or a few of such loans may cause a significant increase in nonperforming assets, and, as occurred in 1997, may lead to a material increase in charge-offs and the provision for loan losses.

     The following table sets forth an analysis of the Company's allowance for loan losses for the periods indicated.

                                                                        For the Year Ended December 31,
                                                  --------------------------------------------------------------------------
                                                        1997           1996           1995           1994           1993
                                                  --------------------------------------------------------------------------
                                                                              (dollars in thousands)
Balance at beginning of period                          $  7,139       $  5,813       $  4,959       $  3,960       $  3,393

Loans charged-off:
  Real estate mortgage:
    Commercial                                             1,150             68              -            156             14
    One-to-four family residential                           155             80              7             16             58
  Real estate construction                                     -              -              1              -             13
    Commercial                                             8,691          1,064          1,101            461            675
    Installment and consumer:
      Guaranteed student loans                                 1              -              -              1              8
      Credit cards                                           829            803            528            370            519
      Other consumer                                         702            286            166            199            129
                                                  --------------------------------------------------------------------------
Total charge-offs                                         11,528          2,301          1,803          1,203          1,416
                                                  --------------------------------------------------------------------------

Recoveries:
  Real estate mortgage:
    Commercial                                                 6             10            119             34            251
    One-to-four family residential                            79             15             33             23             15
  Real estate construction                                     -              -              -              -              -
    Commercial                                               300            288            334             94             76
    Installment and consumer:
      Guaranteed student loans                                 2              -              1              -              3
      Credit cards                                           108            106            111            139            130
      Other consumer                                          72            108             59            112            108
                                                  --------------------------------------------------------------------------
Total recoveries                                             567            527            657            402            583
                                                  --------------------------------------------------------------------------

Net loans charged-off                                     10,961          1,774          1,146            801            833
Provision for loan losses                                 12,104          3,100          2,000          1,800          1,400
                                                  --------------------------------------------------------------------------
Balance at end of period                                $  8,282       $  7,139       $  5,813       $  4,959       $  3,960
                                                  ==========================================================================

Loans outstanding:
    Average                                             $700,129       $580,590       $473,080       $356,323       $277,099
    End of period                                        719,113        644,646        531,988        412,614        319,260

Ratio of allowance for loan losses to loans
  outstanding:
    Average                                                 1.18%          1.23%          1.23%          1.39%          1.43%
    End of period                                           1.15           1.11           1.09           1.20           1.24
Ratio of net charge-offs to average loans
  outstanding during the period                             1.57           0.31           0.24           0.22           0.30

     The following table sets forth the amounts of nonperforming loans at the end of the periods indicated.

                                                                                 At December 31,
                                                 --------------------------------------------------------------------------
                                                         1997           1996           1995           1994           1993
                                                 --------------------------------------------------------------------------
                                                                              (dollars in thousands)
Real estate mortgage:
  Commercial:
    Nonaccrual                                         $  3,938       $    191       $    107       $    179       $    261
    Past due 90 days or more                                179            614             88              -              -
    Restructured terms                                        -            577            608            639            676
  One-to-four family residential:
    Nonaccrual                                              110            265             18             58             95
    Past due 90 days or more                                700            363            251             72             37
    Restructured terms                                        -              -              -              -              -
Real estate construction:
  Nonaccrual                                                  -              -              -             86            101
  Past due 90 days or more                                  603            119              -              -              -
  Restructured terms                                          -              -              -              -              -
Commercial:
  Nonaccrual                                              1,403          4,149            567            805          1,473
  Past due 90 days or more                                  195             71            435            241             32
  Restructured terms                                          -              -          2,996              -            195
Installment and consumer:
  Guaranteed student loans:
    Nonaccrual                                                -              -              -              -              -
    Past due 90 days or more                                  -              -              -              -             17
    Restructured terms                                        -              -              -              -              -
  Credit cards:
    Nonaccrual                                                -              -              -              -              -
    Past due 90 days or more                                  -             82             63            138             52
    Restructured terms                                        -              -              -              -              -
  Other consumer:
    Nonaccrual                                                7             30             32            210             28
    Past due 90 days or more                                  -            188            114             62            174
    Restructured terms                                        -              -              -              -              -
                                                 --------------------------------------------------------------------------
      Total nonperforming loans                           7,135          6,649          5,279          2,490          3,141
Other real estate owned                                     362             64            195            264            472
                                                 --------------------------------------------------------------------------
      Total nonperforming assets                       $  7,497       $  6,713       $  5,474       $  2,754       $  3,613
                                                 ==========================================================================
Loans receivable                                       $719,113       $644,646       $531,988       $412,614       $319,260
                                                 ==========================================================================
Summary:
  Total nonaccrual                                     $  5,458       $  4,635       $    724       $  1,338       $  1,958
  Total past due 90 days or more                          1,677          1,437            951            513            312
  Total restructured                                          -            577          3,604            639            871
                                                 --------------------------------------------------------------------------
    Total nonperforming loans                             7,135          6,649          5,279          2,490          3,141
  Other real estate owned                                   362             64            195            264            472
                                                 --------------------------------------------------------------------------
    Total nonperforming assets                         $  7,497       $  6,713       $  5,474       $  2,754       $  3,613
                                                 ==========================================================================
Allowance for loan losses to loans                         1.15%          1.11%          1.09%          1.20%          1.24%
Nonperforming loans to loans                               0.99           1.03           0.99           0.60           0.98
Allowance for loan losses to nonperforming loans         116.08         107.37         110.12         199.16         126.07
Nonperforming assets to loans and other real
  estate owned                                             1.04           1.04           1.03           0.67           1.13

OTHER INCOME

     The following table sets forth the Company's other income for the periods indicated.

                                                           For the Year Ended December 31,
                                                      ---------------------------------------
                                                           1997         1996          1995
                                                      ---------------------------------------
                                                                (dollars in thousands)
Service charges and fees                                     $3,177       $2,985       $2,574
Credit cards                                                    659          869          901
Other noninterest income                                        360          268          374
Gain on sale of credit card portfolio                         3,745            -            -
Gain on sales of loans receivable                             1,936        1,768        1,033
Gain (loss) on sales of investment securities                    18          459           (8)
                                                      ---------------------------------------
  Total other income                                         $9,895       $6,349       $4,874
                                                      =======================================

     The Company has sought to develop sources of noninterest income through credit card lending, student lending and mortgage banking, in addition to traditional deposit and loan service charges and fees.

     Total other income increased by $3.5 million for 1997 compared to 1996 primarily as a result of the gain on sale of the credit card portfolio. During the fourth quarter of 1997, the Bank completed the sale of substantially all of its credit card portfolio at a premium before taxes, but net of other related expenses, of $3.7 million. The Bank continues to offer credit cards and debit cards to its customers. The gain on sale of investment securities of $18,000 occurred when $1.0 million in "held to maturity" and $5.0 million in "available for sale" Agency securities, originally purchased at a discount, were called prior to their stated maturity date.

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


OTHER EXPENSES

     The following table sets forth the Company's other expenses for the periods indicated.


                                                          For the Year Ended December 31,
                                                      ---------------------------------------
                                                           1997         1996         1995
                                                      ---------------------------------------
                                                               (dollars in thousands)
Salaries and employee benefits                              $13,808      $12,164      $10,057
Occupancy                                                     4,681        3,671        3,080
FDIC and other insurance                                        254          859          856
Credit cards                                                    313          411          547
General and administrative                                    6,690        6,121        5,362
                                                      ---------------------------------------
    Total other expenses                                    $25,746      $23,226      $19,902
                                                      =======================================

     The Company's other expenses increased to $25.7 million for 1997 compared to $23.2 million for 1996. This $2.5 million increase was primarily the result of an increase in salaries and employee benefits, which increased $1.6 million as a result of a 3% increase in staffing from year-end 1996 to mid-year 1997 and salary increases for current staff, the majority of which are effective at the first of each year. Staffing levels declined 6% during the third and fourth quarters of 1997. In addition, occupancy expense increased $1.0 million and general and administrative expense increased $569,000 compared to 1996. The increase in occupancy expense was due primarily to increased data processing, depreciation and equipment costs as systems, facilities and equipment were upgraded beginning in November 1996 and continuing through 1997. These increases were partially offset by a $605,000 reduction in FDIC and other insurance.

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

     The Company is constructing a new facility for its Tulsa operations. Groundbreaking on the 42,000 square foot building occurred in the third quarter of 1997, with occupancy anticipated in the third quarter of 1998. When opened, the building will include space for rental to third parties. The total cost of the building is expected to be $9.5 million. A substantial portion of these costs will be capitalized and, except for the cost of the land, will be expensed over the useful life of the property.


TAXES ON INCOME

     The Company's income tax expense for fiscal years 1997, 1996 and 1995 was $2.7 million, $4.3 million and $3.3 million, respectively. The Company's effective tax rates have been lower than the 34% to 35% federal and 6% state statutory rates primarily because of tax-exempt income on municipal obligations and loans.


CAPITAL RESOURCES

     Shareholders' equity increased to $68.0 million at December 31, 1997 from $65.0 million a year earlier. The increase was primarily attributable to earnings retained after common and preferred stock dividend payments. Net unrealized gains on investment securities available for sale (net of tax) increased to $580,000 at December 31, 1997 compared to $205,000 at December 31, 1996. The Corporation also increased common stock and related surplus by $456,000 through the issuance of common stock through the dividend reinvestment plan, the employee stock purchase plan, and the employee stock option plan.

     During the second quarter of 1997, SBI Capital Trust ("SBI"), a statutory business trust and consolidated subsidiary of the Company, sold 1,000,500 Preferred Securities, having a liquidation amount of $25 per security, for a total price of $25,012,500. The distributions payable on the preferred securities are based on a 9.30% fixed annual rate. The Preferred Securities meet the regulatory criteria for Tier I Capital, subject to Federal Reserve guidelines that limit the amount of the Preferred Securities and cumulative perpetual preferred stock to an aggregate of 25% of Tier I Capital. Proceeds from the Preferred Securities were invested in 9.30% Subordinated Debentures of the Company. The net proceeds to the Company from the sale of the Subordinated Debentures were used for general corporate purposes, including use in investment activities and the Bank's lending activities.

     The Bank meets the requirements for a well-capitalized institution. See accompanying Notes to Consolidated Financial Statements for additional information.

     In the first quarter of 1998, the Company adopted a policy which prohibits the declaration of dividends on common stock while the Company is operating at a loss. Dividends on common stock were declared in the third quarter of 1997, prior to the adoption of this policy, although a loss was incurred for that quarter.


LIQUIDITY

     Liquidity is measured by a financial institution's ability to raise funds through deposits, borrowed funds, capital, or the sale of highly marketable assets such as residential mortgage loans. The Company's portfolio of government-guaranteed student loans and SBA loans are also readily salable. Additional sources of liquidity, including cash flow from the repayment of loans, are also considered in determining whether liquidity is satisfactory. Liquidity is also achieved through growth of core deposits and liquid assets, and accessibility to the capital and money markets. These funds are used to meet deposit withdrawals, maintain reserve requirements, fund loans and operate the organization. Core deposits, defined as demand deposits, interest-bearing transaction accounts, savings deposits and certificates of deposit less than $100,000, were 84%, 84% and 86% of total deposits at December 31, 1997, 1996 and 1995, respectively.

     The Company has used various forms of short-term borrowings for cash management and liquidity purposes on a limited basis. These forms of borrowings include federal funds purchases, securities sold under agreements to repurchase, and borrowings from the Federal Reserve Bank. The Bank has approved federal funds purchase lines totaling $20.0 million with three other banks. The Bank also carries interest-bearing demand notes issued to the U.S. Treasury as a participant in the Treasury Tax and Loan note program. In addition, the Bank has available a $35.0 million line of credit from the Student Loan Marketing Association ("SLMA") and a $177.0 million line of credit from the Federal Home Loan Bank of Topeka ("FHLB"). Borrowings under the SLMA line would be secured by student loans. Borrowings under the FHLB line would be secured by all other unpledged securities and loans. During 1997 and 1996, no category of borrowings averaged more than 30% of ending shareholders' equity.

     During 1997, the Company began selling securities under agreements to repurchase with the Company retaining custody of the collateral. Collateral consists of direct obligations of the U.S. Government or U.S. Government Agency issues and the Company retains custody of the security which is designated as pledged with the Company's safekeeping agent. The type of collateral required, and the retention of the collateral and the security sold minimize the Company's risk of exposure to loss. These transactions are for one-to-three day periods and do not materially affect the Company's liquidity or operations.

     Cash and cash equivalents increased by $13.3 million during 1997. This increase was the result of cash generated from financing activities (primarily increased deposits and the issuance of Subordinated Debentures) of $127.7 million and operating activities of $13.5 million offset by $127.9 million in cash used in investing activities.

     During 1996, cash and cash equivalents increased by $2.1 million as compared to the year ended December 31, 1995. The increase was the result of cash generated from financing activities (primarily increased deposits) of $109.3 million and operating activities of $7.2 million offset by $114.4 million in cash used in investing activities.


ASSET/LIABILITY MANAGEMENT AND QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company's net income is largely dependent on its net interest income. Net interest income is susceptible to interest rate risk to the degree that interest-bearing liabilities mature or reprice on a different basis than interest-earning assets. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net income. Interest income is also affected by changes in the portion of interest-earning assets that are funded by interest-bearing liabilities rather than by other sources of funds, such as noninterest-bearing deposits and shareholders' equity.

     The Bank attempts to manage interest rate risk while enhancing net interest margin by adjusting its asset/liability position. At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the Bank may determine to increase its interest rate risk position somewhat in order to increase its net interest margin. The Bank monitors interest rate risk and adjusts the composition of its interest-related assets and liabilities in order to limit its exposure to changes in interest rates on net interest income over time. The Bank's asset/liability committee reviews its interest rate risk position and profitability, and recommends adjustments. The Bank also reviews the securities portfolio, formulates investment strategies, and oversees the timing and implementation of transactions. Notwithstanding the Bank's interest rate risk management activities, the potential for changing interest rates is an uncertainty that can have an adverse effect on net income. The Bank's results of operations and portfolio market values remain vulnerable to changes in interest rates and to fluctuations in the difference between long- and short-term interest rates.

     The Bank assesses its interest rate risk exposure by analyzing the Bank's interest rate sensitivity "gap" between its interest rate sensitive assets and liabilities at different repricing intervals and by analyzing the Bank's market risk measured by Market Value ("MV") modeling.

Interest Rate Sensitivity Analysis

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

     The following table sets forth the Company's interest rate sensitivity gap at December 31, 1997.

                                                   0 to 3     4 to 12    Over 1 to    Over
                                                   Months      Months     5 Years    5 Years    Total
                                                -------------------------------------------------------
                                                                (dollars in thousands)
Interest-earning assets:
  Loans receivable                               $368,274    $220,655    $ 97,772   $ 32,412   $719,113
  Investment securities                            12,881      32,859     132,026      9,974    187,740
  Federal funds sold                               10,000           -           -          -     10,000
  Due from banks                                        7           -           -          -          7
                                                -------------------------------------------------------
    Total                                         391,162     253,514     229,798     42,386    916,860

Interest-bearing liabilities:
  Money market deposit accounts                    94,496           -           -          -     94,496
  Time deposits                                   206,336     340,238      62,692          1    609,267
  Savings accounts                                  3,655           -           -          -      3,655
  NOW accounts                                     37,447           -           -          -     37,447
  Short-term borrowings                            20,548           -           -          -     20,548
  Long-term debt                                        -           -           -     25,013     25,013
                                                -------------------------------------------------------
    Total                                         362,482     340,238      62,692     25,014    790,426
                                                -------------------------------------------------------

Interest sensitivity gap                         $ 28,680    $(86,724)   $167,106   $ 17,372   $126,434
                                                =======================================================

Cumulative interest sensitivity gap              $ 28,680    $(58,044)   $109,062   $126,434   $126,434
                                                =======================================================
Percentage of interest-earning assets
     to interest-bearing liabilities               107.91%      74.51%     366.55%    169.45%    116.00%
                                                =======================================================

Percentage of cumulative gap to total assets         2.98%     (6.03)%      11.32%     13.13%     13.13%
                                                =======================================================

     It is the Company's goal to maintain a percentage of rate-sensitive assets to rate-sensitive liabilities of between 75% and 125%. This percentage of rate-sensitive assets to rate-sensitive liabilities presents a static position as of a single day and is not necessarily indicative of the Company's position at any other point in time and does not take into account the sensitivity of yields and costs of specific assets and liabilities to changes in market rates. The foregoing analysis assumes that the Company's mortgage-backed securities mature during the period in which they are estimated to prepay. No other prepayment or repricing assumptions have been applied to the Company's interest-earning assets.

Market Value ("MV") Analysis

     Generally, MV is the discounted present value of the difference between incoming cash flows on interest-earning assets and other assets and outgoing cash flows on interest-bearing liabilities and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the MV which would result from a theoretical 200 and 400 basis point ("bp") (1 basis point equals .01%) change in market interest rates. Both 200 and 400 bp increases in market interest rates and 200 and 400 bp decreases in market interest rates are considered.

     At December 31, 1997, it was estimated that the Bank's MV would decrease 12.84% and 22.64% in the event of 200 and 400 bp increases in market interest rates, respectively. The Bank's MV at the same date would increase 16.09% and 20.64% in the event of 200 and 400 bp decreases in market interest rates, respectively.

     Presented below, as of December 31, 1997, is an analysis of the Bank's interest rate risk as measured by changes in MV for instantaneous and sustained parallel shifts of 200 and 400 bp increments in market interest rates.

                                                                 MV as % of
                        Market     Market                     Present Value (PV)
       Change           Value      Value                          of Assets
      In Rates        $ Amount   $ Change   % Change        MV Ratio         Change
-------------------------------------------------------------------------------------
                               (dollars in thousands)
+ 400 bp               $60,787   $(17,786)   (22.64)%               6.58%  (1.67)  bp
+ 200 bp                68,483    (10,091)    (12.84)               7.31   (0.94)  bp
+ 000 bp                78,574          -          -                8.25       -   bp
- 200 bp                91,214     12,640      16.09                9.39    1.15   bp
- 400 bp                94,791     16,217      20.64                9.67    1.42   bp


              Interest Rate Risk Measures:  200 Basis Point Rate Shock
Pre-Change MV Ratio:  MV as % of PV of Assets                      8.25 %
Exposure Measuer:  Post-Change MV Ratio                            7.31 %
Sensitivity Measure:  Change in MV Ratio                          (0.94)%
Change in MV as % of PV of Assets                                 12.84 %
Interest Rate Risk Capital Component                                  -

     Management believes that the MV methodology overcomes three shortcomings of the interest rate sensitivity gap methodology. First, it does not use arbitrary repricing measurement intervals but does account for all expected future cash flows; weighting each by its appropriate discount factor. Second, because the MV method projects cash flows of each financial instrument under different interest-rate environments, it can incorporate the effect of embedded options on an institution's interest rate risk exposure. Third, it allows interest rates on different instruments to change by varying amounts in response to a change in market interest rates, resulting in more accurate estimates of cash flows.

     However, as with any method of gauging interest rate risk, there are certain shortcomings inherent to the MV methodology. The model assumes interest rate changes are instantaneous, parallel shifts in the yield curve. In reality, rate changes are rarely instantaneous. The use of the simplifying assumption that short-term and long-term rates change by the same degree may also misstate historic rate patterns, which rarely show parallel yield curve shifts. Further, the model assumes that certain assets and liabilities of similar maturity or period to repricing will react the same to changes in rates. In reality, certain types of financial instruments may react in advance of changes in market rates, while the reaction of other types of financial instruments may lag behind the change in general market rates. Additionally, the MV methodology may not reflect the full impact of annual and life-time restrictions on changes in rates for certain assets, such as adjustable-rate mortgage loans. When interest rates change, actual loan prepayments and actual early withdrawals from certificates may deviate significantly from assumptions used in the model. Finally, this methodology does not measure or reflect the impact that higher rates may have on adjustable-rate loan customers' ability to service their debt. All of these factors are considered in monitoring the Bank's exposure to interest rate risk.

YEAR 2000

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. This year 2000 issue affects virtually all enterprises. In recognition of potential adverse effects of the year 2000 issue, management of the Company has created a task force and has established a plan to prevent or mitigate adverse effects of the year 2000 issue on the Company and its customers. Quarterly progress reports are provided to the Board of Directors. The Company's primary supplier of data processing services also has adopted a year 2000 plan and timetable. Management believes that the cost of resolving year 2000 issues relating to the Company's computer programs and those used by its suppliers of significant data processing services will not be material to the Company's business, operations, liquidity, capital resources, or financial condition, based on information developed to date and communications from data processing suppliers. The Company's year 2000 plan required an assessment of year 2000 effects on its commercial lending and other customers. The effect on individual, corporate and governmental customers of the Company and on governmental authorities that regulate the Company and its subsidiaries cannot yet be determined.


EFFECTS OF INFLATION

     The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles and practices within the banking industry that require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.


RECENTLY ADOPTED ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 129, Disclosure of Information About Capital Structure. SFAS No. 129 establishes standards for disclosure of information regarding an entity's capital structure. The adoption of SFAS No. 129 did not affect the Company's capital structure disclosures.

     In February 1997, the FASB issued SFAS No. 128, Earnings Per Share, which establishes standards for computing and presenting earnings per share. The Company adopted SFAS No. 128 as of December 31, 1997, and restated all per share data as reflected in the consolidated financial statements in accordance with SFAS No. 128.

     In June 1996, the FASB issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 requires the Company to recognize the financial and servicing assets it controls and liabilities it has incurred, derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. The adoption of SFAS No. 125 did not affect the Company's consolidated financial position or results of operations.


ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED

     In December of 1996, the FASB issued SFAS No. 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125. The Company will adopt SFAS No. 127 on January 1, 1998 as required. Management believes the adoption of SFAS No. 127 will not have a material impact on the Company's consolidated financial position or results of operations.

     In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in financial statements. In addition, SFAS No. 130 requires the Company to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately in the shareholders' equity section of the statement of financial condition. The Company will adopt SFAS No. 130 on January 1, 1998 as required.

     Also in June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes reporting standards for public companies concerning annual and interim financial statements of their operating segments and related information. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The Standard sets criteria for reporting disclosures about a company's products and services, geographic areas and major customers. The Company will adopt SFAS No. 131 on January 1, 1998 as required, and believes the Company has only one segment, as that term is defined in SFAS No. 131.

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF SOUTHWEST BANCORP, INC.:

     We have audited the accompanying consolidated statements of financial condition of Southwest Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Southwest Bancorp, Inc. and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



/s/
Oklahoma City, Oklahoma
January 30, 1998

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
AT DECEMBER 31, 1997 AND 1996
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                          1997                   1996
                                                                                      -------------          -------------
ASSETS
Cash and due from banks                                                                    $ 26,259               $ 22,914
Federal funds sold                                                                           10,000                      -
                                                                                      -------------          -------------
    Cash and cash equivalents                                                                36,259                 22,914
Investment securities:
    Held to maturity, fair value $87,592 (1997) and $83,963 (1996)                           86,994                 83,589
    Available for sale, amortized cost $99,778 (1997) and $63,419 (1996)                    100,746                 63,762
Loans receivable, net of allowance for loan losses
    of $8,282 (1997) and $7,139 (1996)                                                      710,831                637,507
Accrued interest receivable                                                                   8,883                  7,400
Premises and equipment, net                                                                  13,571                  9,649
Other assets                                                                                  6,002                  4,296
                                                                                      -------------          -------------
           Total assets                                                                    $963,286               $829,117
                                                                                      =============          =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
    Noninterest-bearing demand                                                             $ 96,560               $ 83,729
    Interest-bearing demand                                                                  37,447                 34,309
    Money market accounts                                                                    94,496                 86,910
    Savings accounts                                                                          3,655                  4,086
    Time deposits                                                                           609,267                544,911
                                                                                      -------------          -------------
           Total deposits                                                                   841,425                753,945
                                                                                      -------------          -------------
Income taxes payable                                                                            521                    187
Accrued interest payable                                                                      6,504                  5,061
Other liabilities                                                                             1,227                  1,907
Short-term borrowings                                                                        20,548                  2,985
Long-term debt:
    Guaranteed preferred beneficial interests in the
       Company's subordinated debentures                                                     25,013                      -
                                                                                      -------------          -------------
           Total liabilities                                                                895,238                764,085
                                                                                      -------------          -------------
Commitments and contingencies                                                                     -                      -
Shareholders' equity:
    Serial preferred stock -
       Series A, 9.20% Redeemable, Cumulative Preferred Stock;
           $1 par value; 1,000,000 shares authorized; liquidation value
           $17,250,000; 690,000 shares issued and outstanding                                   690                    690
       Series B, $1 par value; 1,000,000 shares authorized; none issued                           -                      -
    Common stock - $1 par value; 10,000,000 shares authorized; issued
       and outstanding 3,787,839 (1997) and 3,764,216 (1996)                                  3,788                  3,764
    Capital surplus                                                                          24,764                 24,332
    Retained earnings                                                                        38,226                 36,041
    Unrealized gain (loss) on investment securities available for sale, net of tax              580                    205
                                                                                      -------------          -------------
           Total shareholders' equity                                                        68,048                 65,032
                                                                                      -------------          -------------
           Total liabilities & shareholders' equity                                        $963,286               $829,117
                                                                                      =============          =============

See notes to consolidated financial statements.

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                       1997                     1996                     1995
                                                                ----------------         ----------------         ----------------
Interest income:
  Interest and fees on loans                                             $65,560                  $55,177                  $45,591
  Investment securities:
    U.S. Government and agency obligations                                 8,667                    6,815                    6,737
    State and political subdivisions                                         508                      577                      477
    Mortgage-backed securities                                             1,234                    1,531                    1,535
    Other securities                                                         173                       76                       64
  Federal funds sold                                                         707                      492                      596
                                                                ----------------         ----------------         ----------------
    Total interest income                                                 76,849                   64,668                   55,000
Interest expense:
  Interest-bearing demand                                                    894                      838                      764
  Money market accounts                                                    3,836                    3,129                    3,161
  Savings accounts                                                            96                      114                      133
  Time deposits                                                           34,743                   28,647                   24,208
  Short-term borrowings                                                      340                      105                      278
  Long-term debt                                                           1,338                        -                        -
                                                                ----------------         ----------------         ----------------
    Total interest expense                                                41,247                   32,833                   28,544
                                                                ----------------         ----------------         ----------------

Net interest income                                                       35,602                   31,835                   26,456
  Provision for loan losses                                               12,104                    3,100                    2,000
                                                                ----------------         ----------------         ----------------
Net interest income after provision for loan losses                       23,498                   28,735                   24,456

Other income:
  Service charges and fees                                                 3,177                    2,985                    2,574
  Credit cards                                                               659                      869                      901
  Other noninterest income                                                   360                      268                      374
  Gain on sale of credit card portfolio                                    3,745                        -                        -
  Gain on sales of loans receivable                                        1,936                    1,768                    1,033
  Gain (loss) on sales of investment securities                               18                      459                       (8)
                                                                ----------------         ----------------         ----------------
    Total other income                                                     9,895                    6,349                    4,874

Other expenses:
  Salaries and employee benefits                                          13,808                   12,164                   10,057
  Occupancy                                                                4,681                    3,671                    3,080
  FDIC and other insurance                                                   254                      859                      856
  Credit cards                                                               313                      411                      547
  General and administrative                                               6,690                    6,121                    5,362
                                                                ----------------         ----------------         ----------------
    Total other expenses                                                  25,746                   23,226                   19,902
                                                                ----------------         ----------------         ----------------
Income before taxes                                                        7,647                   11,858                    9,428
  Taxes on income                                                          2,667                    4,306                    3,336
                                                                ----------------         ----------------         ----------------
Net income                                                               $ 4,980                  $ 7,552                  $ 6,092
                                                                ================         ================         ================
Net income available to common shareholders                              $ 3,393                  $ 5,965                  $ 5,426
                                                                ================         ================         ================
Basic earnings per common share                                            $0.90                    $1.59                    $1.44
                                                                ================         ================         ================
Diluted earnings per common share                                          $0.88                    $1.56                    $1.43
                                                                ================         ================         ================

See notes to consolidated financial statements.

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                           UNREALIZED
                                                                                                           GAIN (LOSS)     TOTAL
                                                                                                           ON AVAILABLE    SHARE-
                                      PREFERRED STOCK        COMMON STOCK         CAPITAL      RETAINED      FOR SALE     HOLDERS'
                                     SHARES     AMOUNT     SHARES     AMOUNT      SURPLUS      EARNINGS     SECURITIES     EQUITY
                                   -----------------------------------------------------------------------------------------------
Balance, January 1, 1995                 -         -     3,755,228    $3,755      $ 8,539      $26,471           $ (877)   $37,888

Cash dividends paid:
  Common, $0.18 per share                -         -             -         -            -         (676)               -       (676)
  Preferred, $0.7731 per share           -         -             -         -            -         (533)               -       (533)

Cash dividends declared:
  Common, $0.06 per share                -         -             -         -            -         (225)               -       (225)
Issuance of preferred stock,
  net of offering costs            690,000      $690             -         -       15,632            -                -     16,322
Change in unrealized gain
  (loss) on available for sale
  securities, net of tax                 -         -             -         -            -            -            1,489      1,489
Net income                               -         -             -         -            -        6,092                -      6,092
                                   -----------------------------------------------------------------------------------------------
Balance, December 31, 1995         690,000       690     3,755,228     3,755       24,171       31,129              612     60,357

Cash dividends paid:
  Common, $0.21 per share                -         -             -         -            -         (790)               -       (790)
  Preferred, $2.30 per share             -         -             -         -            -       (1,587)               -     (1,587)
Cash dividends declared:
  Common, $0.07 per share                -         -             -         -            -         (263)               -       (263)
Common stock issued:
  Employee Stock Purchase Plan           -         -         3,552         4           64            -                -         68
  Dividend Reinvestment Plan             -         -         5,436         5           97            -                -        102
Change in unrealized gain
  (loss) on available for sale
  securities, net of tax                 -         -             -         -            -            -             (407)      (407)
Net income                               -         -             -         -            -        7,552                -      7,552
                                   -----------------------------------------------------------------------------------------------
Balance, December 31, 1996         690,000       690     3,764,216     3,764       24,332       36,041              205     65,032

Cash dividends paid:
     Common, $0.24 per share             -         -             -         -            -         (905)               -       (905)
     Preferred, $2.30 per share          -         -             -         -            -       (1,587)               -     (1,587)
Cash dividends declared:
     Common, $0.08 per share             -         -             -         -            -         (303)               -       (303)
Common stock issued:
     Employee Stock Purchase Plan        -         -         3,767         4           78            -                -         82
     Dividend Reinvestment Plan          -         -         5,856         6          117            -                -        123
     Stock Option Plan                   -         -        14,000        14          237            -                -        251
Change in unrealized gain
  (loss) on available for sale
  securities, net of tax                 -         -             -         -            -            -              375        375
Net income                               -         -             -         -            -        4,980                -      4,980
                                   -----------------------------------------------------------------------------------------------
Balance, December 31, 1997         690,000      $690     3,787,839    $3,788      $24,764      $38,226           $  580    $68,048
                                   ===============================================================================================

See notes to consolidated financial statements.

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
(Dollars in thousands)


                                                                                          1997              1996           1995
                                                                                      -----------        -----------    -----------
Operating activities:
  Net income                                                                            $   4,980          $   7,552      $   6,092
  Adjustments to reconcile net income to net
    cash (used in) provided from operating activities:
      Provision for loan losses                                                            12,104              3,100          2,000
      Depreciation and amortization expense                                                 1,577              1,254          1,026
      Amortization of premiums and accretion of
        discounts on securities, net                                                          113                244            248
      Amortization of intangibles                                                             221                174            174
      (Gain) Loss on sales of securities                                                      (18)              (459)             8
      (Gain) Loss on sales of loans receivable                                             (1,936)            (1,768)        (1,033)
      (Gain) Loss on sale of credit card portfolio                                         (3,745)                 -              -
      (Gain) Loss on sales of premises/equipment                                              (25)               (10)             3
      (Gain) Loss on other real estate owned, net                                              13                 (2)           (52)
      Proceeds from sales of residential mortgage loans                                    71,710             45,519         34,002
      Residential mortgage loans originated for resale                                    (69,205)           (48,469)       (34,947)
  Changes in assets and liabilities:
    Accrued interest receivable                                                            (1,483)              (283)        (1,240)
    Other assets                                                                           (1,879)            (1,188)          (986)
    Income taxes payable                                                                      334                (84)            78
    Accrued interest payable                                                                1,443                795          1,632
    Other liabilities                                                                        (720)               786           (449)
                                                                                    -------------      -------------    -----------
      Net cash (used in) provided from operating activities                                13,484              7,161          6,556
                                                                                    -------------      -------------    -----------
Investing activities:
  Proceeds from sales of held to maturity securities                                            -                  -          5,993
  Proceeds from sales of available for sale securities                                          -                438              -
  Proceeds from principal repayments, calls and maturities:
    Held to maturity securities                                                            19,649             25,388         17,193
    Available for sale securities                                                          18,017             28,969          6,286
  Purchases of held to maturity securities                                                (23,178)           (34,538)       (23,363)
  Purchases of available for sale securities                                              (54,347)           (20,383)        (8,054)
  Loans originated and principal repayments, net                                         (145,116)          (157,501)      (159,227)
  Proceeds from sale of credit card portfolio                                              21,798                  -              -
  Proceeds from sales of guaranteed student loans                                          40,545             47,768         40,738
  Purchases of premises and equipment                                                      (5,603)            (4,693)        (1,936)
  Proceeds from sales of premises and equipment                                               129                 24             18
  Proceeds from sales of other real estate                                                    210                152             68
                                                                                    -------------      -------------    -----------
      Net cash (used in) provided from investing activities                              (127,896)          (114,376)      (122,284)
                                                                                    -------------      -------------    -----------
Financing activities:
  Net increase in deposits                                                                 87,480            119,558        108,827
  Net increase (decrease) in short-term borrowings                                         17,563             (7,786)        (3,629)
  Net proceeds from issuance of common stock                                                  456                170              -
  Net proceeds from issuance of preferred stock                                                 -                  -         16,322
  Proceeds from issuance of subordinated debentures                                        25,013                  -              -
  Common stock dividends paid                                                              (1,168)            (1,015)          (864)
  Preferred stock dividends paid                                                           (1,587)            (1,587)          (533)
                                                                                    -------------      -------------    -----------
      Net cash (used in) provided from financing activities                               127,757            109,340        120,123
                                                                                    -------------      -------------    -----------
Net increase (decrease) in cash and cash equivalents                                       13,345              2,125          4,395
Cash and cash equivalents,
  Beginning of period                                                                      22,914             20,789         16,394
                                                                                    -------------      -------------    -----------
  End of period                                                                         $  36,259          $  22,914      $  20,789
                                                                                    =============      =============    ===========

See notes to consolidated financial statements.

SOUTHWEST BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

1.  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

     Organization and Nature of Operations - Southwest Bancorp, Inc. ("the Company") was incorporated in 1981 as a bank holding company headquartered in Stillwater, Oklahoma engaged primarily in commercial and consumer banking services in the State of Oklahoma. The accompanying consolidated financial statements include the accounts of Stillwater National Bank and Trust Company (the "Bank"), a national bank established in 1894, and SBI Capital Trust, a Delaware Business Trust established in 1997. The Bank and SBI Capital Trust are wholly owned, direct subsidiaries of the Company. The Company has six full-service banking offices, two of which are located in each of Stillwater and Tulsa, Oklahoma, with one each in Oklahoma City and Chickasha, Oklahoma. The Company pursues a decentralized community banking strategy and operates through three regional divisions. All significant intercompany balances and transactions have been eliminated.

     MANAGEMENT ESTIMATES - In preparing its financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates shown on the consolidated statements of financial position and revenues and expenses during the periods reported. Actual results could differ significantly from those estimates. Changes in economic conditions could impact the determination of material estimates such as the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.

     INVESTMENT SECURITIES - Investments in debt and equity securities are identified as held to maturity, trading, and available for sale based on management considerations of asset/liability strategy, changes in interest rates and prepayment risk, the need to increase capital and other factors. Under certain circumstances (including the deterioration of the issuer's creditworthiness, a change in tax law, or statutory or regulatory requirements), the Company may change the investment security classification. The classifications the Company utilizes determines the related accounting treatment for each category of investments. Investments classified as trading are accounted for at fair value with unrealized gains and losses included in other income. Available for sale securities are accounted for at fair value with unrealized gains or losses, net of taxes, excluded from earnings and reported as a separate component of shareholders' equity. Held to maturity securities are accounted for at amortized cost.

     All investment securities are adjusted for amortization of premiums and accretion of discounts. Amortization of premiums and accretion of discounts are recorded to income over the contractual maturity or estimated life of the individual investment on the level yield method. The Company has the ability and intent to hold to maturity its investment securities classified as held to maturity. Declines in the fair value of securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-down is included in earnings as realized losses. Gain or loss on sale of investments is based upon the specific identification method. Income earned on the Company's investments in state and political subdivisions is not taxable.

     LOANS RECEIVABLE - Interest on loans is accrued and credited to income based upon the principal amount outstanding. In general, accrued interest income on impaired loans is written off after the loan is 90 days past due; subsequent interest income is recorded when cash receipts are received from the borrower. The Bank originates real estate mortgage loans and guaranteed student loans for portfolio investment or sale in the secondary market. During the period of origination, real estate mortgage loans are designated as held either for investment purposes or sale. Mortgage loans held for sale are generally sold within a one-month period from loan closing at amounts approximating par value of the loans. Guaranteed student loans are generally sold after the Company has been notified of the borrower's change from deferment status, which can range from one to five years, or longer. Real estate mortgage loans held for sale and guaranteed student loans are carried at cost, which does not exceed market. Gains or losses recognized upon the sales of loans are determined on a specific identification basis.

     ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is established through a provision for loan losses charged to expense. Loans which are determined to be impaired are charged against this allowance, to the extent of the impairment, and recoveries, if any, are added to the allowance. A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The allowance for loan losses related to loans that are identified for evaluation of impairment is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Smaller balance, homogeneous loans, including mortgage, student and consumer, are collectively evaluated for impairment. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. All of the Company's nonaccrual loans have been defined as impaired loans.

     The adequacy of the allowance for loan losses is determined by management based upon a number of factors including, among others, analytical reviews of loan loss experience in relationship to outstanding loans and commitments; unfunded loan commitments; problem and nonperforming loans and other loans presenting credit concerns; trends in loan growth, portfolio composition and quality; use of appraisals to estimate the value of collateral; and management's judgment with respect to current and expected economic conditions and their impact on the existing loan portfolio. Changes in the allowance may occur because of changing economic conditions and economic prospects or financial positions of borrowers. While there can be no assurance that the allowance for loan losses will be adequate to cover all losses from all loans, management believes that the allowance for loan losses is adequate. While management uses all available information to estimate the adequacy of the allowance for loan losses, the ultimate collectability of a substantial portion of the loan portfolio and the need for future additions to the allowance will be based upon changes in economic conditions and other relevant factors. Recovery of the carrying value of such loans is dependent to a great extent on conditions that may be beyond the Company's control. Actual future losses could differ significantly from the amounts estimated by management adversely affecting net income.

     DEPOSITS - The total amount of time deposits with a minimum denomination of $100,000 was approximately $132.0 million and $123.1 million at December 31, 1997 and 1996, respectively. The total amount of overdrawn deposit accounts that were reclassified as loans at December 31, 1997 and 1996 was $437,000 and $952,000, respectively.

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

     OTHER REAL ESTATE OWNED - Other real estate owned is initially recorded at the lesser of the fair value less the estimated costs to sell the asset or the recorded amount of the related loan. Write-downs of carrying value required at the time of foreclosure are recorded as a charge to the allowance for loan losses. Costs related to the development of such real estate are capitalized whereas those related to holding the property are expensed. Foreclosed property is subject to periodic reevaluation based upon estimates of fair value. In determining the valuation of other real estate owned, management obtains independent appraisals for significant properties. Valuation adjustments are provided, as necessary, by charges to operations. The net cost of operating other real estate owned, including provision for losses, rental income, and gains and losses on sales of real estate, is not significant.

     Profit from sales of foreclosed property by the Company is recognized in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 66, Accounting for Sales of Real Estate. Losses are recognized as incurred.

     INTANGIBLES - Intangibles consist of a core deposit intangible, goodwill and mortgage servicing rights. The core deposit intangible is amortized over the estimated life of the assumed deposits, ranging from four to seven years using the level yield method. Goodwill is amortized using the straight-line method over 15 years. Mortgage servicing rights are capitalized using an allocated cost of the observable market price at the point of origination. The servicing rights are amortized on an individual loan by loan basis in proportion to, and over the period of, estimated net servicing income. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. The capitalized amounts and amortization of the mortgage servicing rights is not material. At December 31, 1997 and 1996, the Bank had recorded cumulative amortization of $1.2 million and $1.0 million, respectively.

     LONG-TERM DEBT - The long-term debt consists of the Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures purchased from SBI Capital Trust. See Note 6.

     TAXES ON INCOME - The Company and its subsidiaries file consolidated income tax returns. Deferred income taxes arise from temporary differences between financial and tax bases of certain assets and liabilities. A valuation allowance will be established if it is more likely than not that some portion of the deferred tax asset will not be realized.

     EARNINGS PER COMMON SHARE - The Company has adopted Financial Accounting Standards Board ("FASB") SFAS No. 128, Earnings Per Share, and has restated earnings per share for all periods presented in accordance with that Statement. Basic earnings per common share is computed based upon net income, after deducting the dividend requirements of preferred stock, divided by the weighted average number of common shares outstanding during each period. Diluted earnings per common share is computed based upon net income, after deducting the preferred stock dividend requirements, divided by the weighted average number of common shares outstanding during each period adjusted for the effect of dilutive potential common shares calculated using the treasury stock method. At December 31, 1997 and 1996, the Company had 3,858 and 302 antidilutive options to purchase common shares, respectively. There were no antidilutive options at December 31, 1995. The following is a reconciliation of the common shares used in the calculations of basic and diluted earnings per common share:

                                                              1997              1996             1995
                                                           ------------     ------------     ------------
Weighted average common shares outstanding:
    Basic earnings per share                                  3,773,037        3,760,370        3,755,228
Effect of dilutive securities:
    Stock options                                                99,851           68,011           32,861
                                                           ------------     ------------     ------------
Weighted average common shares outstanding:
    Diluted earnings per share                                3,872,888        3,828,381        3,788,089
                                                           ============     ============     ============

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

     LIQUIDITY - The Bank is required by the Federal Reserve Bank to maintain average reserve balances. Cash and due from banks in the consolidated statements of financial condition include restricted amounts of $4.6 million and $5.1 million at December 31, 1997 and 1996, respectively.

     At December 31, 1997, the Bank had available unsecured lines of credit from correspondent banks, the Student Loan Marketing Association ("SLMA"), and the Federal Home Loan Bank of Topeka ("FHLB") totaling $20.0 million, $35.0 million, and $177.0 million, respectively. Short-term borrowings outstanding on these lines of credit totaled $1.8 million, with weighted average rates of 6.70%, at December 31, 1996; there were no borrowings outstanding on these lines of credit at December 31, 1997. The average balances outstanding on these lines of credit were not material for either year.

     RECLASSIFICATIONS - Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

2.  INVESTMENT SECURITIES

     A summary of the amortized cost and fair values of investment securities follows:

                                                                          At December 31, 1997
                                                   ----------------------------------------------------------------
                                                      Amortized             Gross Unrealized              Fair
                                                         Cost            Gains            Losses          Value
                                                   ----------------------------------------------------------------
                                                                          (dollars in thousands)
Held to Maturity:
U.S. Government and agency obligations                    $77,261         $    677          $    30        $ 77,908
Obligations of state and political subdivisions             9,733               29               78           9,684
                                                   --------------   --------------   --------------    ------------

Total                                                     $86,994         $    706          $   108        $ 87,592
                                                   ==============   ==============   ==============    ============

Available for Sale:
U.S. Government and agency obligations                    $76,277         $    690          $    19        $ 76,948
Obligations of state and political subdivisions             1,220                1                1           1,220
Mortgage-backed securities                                 16,388               72               33          16,427
Other securities                                            5,893              268               10           6,151
                                                   --------------   --------------   --------------    ------------

Total                                                     $99,778         $  1,031          $    63        $100,746
                                                   ==============   ==============   ==============    ============

                                                                          At December 31, 1996
                                                   ----------------------------------------------------------------
                                                      Amortized             Gross Unrealized              Fair
                                                         Cost            Gains            Losses          Value
                                                   ----------------------------------------------------------------
                                                                        (dollars in thousands)
Held to Maturity:
U.S. Government and agency obligations                    $72,345         $    467          $   100        $ 72,712
Obligations of state and political subdivisions            11,244               52               45          11,251
                                                   --------------   --------------   --------------    ------------

Total                                                     $83,589         $    519          $   145        $ 83,963
                                                   ==============   ==============   ==============    ============

Available for Sale:
U.S. Government and agency obligations                    $37,440         $    253          $    50        $ 37,643
Obligations of state and political subdivisions             1,892               17                -           1,909
Mortgage-backed securities                                 23,108               56              103          23,061
Other securities                                              979              170                -           1,149
                                                   --------------   --------------   --------------    ------------

Total                                                     $63,419         $    496          $   153        $ 63,762
                                                   ==============   ==============   ==============    ============

     As required by law, investment securities are pledged to secure public and trust deposits. Securities with an amortized cost of $99.7 million and $134.9 million were pledged to meet such requirements of $34.9 million and $15.4 million at December 31, 1997 and 1996, respectively. Any amount overpledged can be released at any time.

     A comparison of the amortized cost and approximate fair value of the Company's investment securities by maturity date at December 31, 1997 follows. Mortgage-backed securities are included in the period in which they are estimated to prepay.

                                                          Available for Sale                 Held to Maturity
                                                   ----------------------------------------------------------------
                                                      Amortized           Fair          Amortized          Fair
                                                         Cost            Value             Cost           Value
                                                   ----------------------------------------------------------------
                                                                         (dollars in thousands)
One year or less                                          $13,633         $ 13,648          $27,920        $ 27,970
Two years through five years                               72,396           72,973           59,074          59,622
Five years through ten years                                7,856            7,974                -               -
More than ten years                                         2,000            2,000                -               -
Other securities not due at a single maturity date          3,893            4,151                -               -
                                                   --------------   --------------   --------------    ------------

Total                                                     $99,778         $100,746          $86,994        $ 87,592
                                                   ==============   ==============   ==============    ============

Realized gross gains/(losses) on sales of investment securities were $18,000, $459,000 and $(8,000) during 1997, 1996 and 1995, respectively. The gross proceeds from such sales of investment securities totaled approximately $0, $438,000 and $6.0 million during 1997, 1996 and 1995, respectively. All of the gain on sales of investment securities during 1997 and a portion of the gain on sales of investment securities during 1996 occurred when securities classified as "held to maturity" and "available for sale", originally purchased at a discount, were called prior to their stated maturity dates. During 1995, a loss on sales of investment securities occurred when the Bank sold securities classified as "held to maturity". The Company concluded that these securities were sold at a time near enough to their maturity dates that interest rate risk was substantially eliminated as a pricing factor.


3.  LOANS RECEIVABLE

     Major classifications of loans are as follows:

                                                                                        At December 31,
                                                                                -------------------------------
                                                                                     1997               1996
                                                                                -------------------------------
                                                                                     (dollars in thousands)
Real estate mortgage:
     Commercial                                                                     $223,672           $196,163
     One-to-four family residential                                                   79,843             61,175
Real estate construction                                                              72,454             54,369
Commercial                                                                           241,007            218,515
Installment and consumer:
     Guaranteed student loans                                                         64,390             61,959
     Credit cards                                                                         73             20,839
     Other                                                                            37,674             31,626
                                                                                ------------     --------------
                                                                                     719,113            644,646
Allowance for loan losses                                                             (8,282)            (7,139)
                                                                                ------------     --------------

Loans receivable, net                                                               $710,831           $637,507
                                                                                ============     ==============

     The Bank extends commercial and consumer credit primarily to customers in the State of Oklahoma which subjects the loan portfolio to the general economic conditions within this area. At December 31, 1997 and 1996, substantially all of the Bank's loans, except for credit cards, are collateralized with real estate, inventory, accounts receivable and/or other assets or guaranteed by agencies of the United States Government.

     Loans to individuals and businesses in the healthcare industry totaled approximately $71.1 million, or 10% of total loans. The loan portfolio also includes $17.7 million, or 2% of total loans, in hotel/motel loans, $22.4 million, or 3% of total loans, in residential construction loans, and $14.8 million, or 2% of total loans, in restaurant loans. In the event of total nonperformance by the borrowers, the Company's accounting loss would be limited to the recorded investment in the loans receivable reduced by proceeds received from disposition of the related collateral.

     The Company had loans which were held for sale of $13.0 million and $12.3 million at December 31, 1997 and 1996, respectively. These loans are carried at cost, which does not exceed market. Guaranteed student loans are generally sold to a single servicer. A substantial portion of the one-to-four family residential loans and loan servicing rights are sold to two servicers.

     The principal balance of loans for which accrual of interest has been discontinued totaled approximately $5.5 million and $4.6 million at December 31, 1997 and 1996, respectively. If interest on those loans had been accrued, the interest income as reported in the accompanying consolidated statements of operations would have increased by approximately $144,000, $398,000 and $48,000 for 1997, 1996 and 1995, respectively.

     The unpaid principal balance of real estate mortgage loans serviced for others totaled $132.8 million and $119.0 million at December 31, 1997 and 1996, respectively. The Bank maintained escrow accounts totaling $547,000 and $366,000 for real estate mortgage loans serviced for others at December 31, 1997 and 1996, respectively.

     The following table sets forth the remaining maturities for certain loan categories at December 31, 1997. Credit card and student loans that do not have stated maturities are treated as due in one year or less.

                                                 One year           One to             Over
                                                  or less         five years        five years           Total
                                              -------------     -------------     -------------     -------------
                                                                    (dollars in thousands)
Real estate mortgage:
  Commercial                                       $ 10,228          $ 54,713          $158,731          $223,672
  One-to-four family residential                     11,683            28,615            39,545            79,843
Real estate construction                             51,304            11,246             9,904            72,454
Commercial                                          104,690            87,273            49,044           241,007
Installment and consumer:
  Guaranteed student loans                           64,390                 -                 -            64,390
  Credit Cards                                           73                 -                 -                73
  Other                                              11,332            25,415               927            37,674
                                              -------------     -------------     -------------     -------------
    Total                                          $253,700          $207,262          $258,151          $719,113
                                              =============     =============     =============     =============

     The following table sets forth at December 31, 1997 the dollar amount of all loans due more than one year after December 31, 1997.

                                                               Fixed          Variable          Total
                                                           ------------     -----------     -----------
                                                                       (dollars in thousands)
Real estate mortgage:
  Commercial                                                   $ 39,264        $174,180        $213,444
  One-to-four family residential                                 18,857          49,303          68,160
Real estate construction                                          3,178          17,972          21,150
Commercial                                                       24,921         111,396         136,317
Installment and consumer:
  Guaranteed student loans                                            -               -               -
  Credit Cards                                                        -               -               -
  Other                                                          24,134           2,208          26,342
                                                           ------------     -----------     -----------
    Total                                                      $110,354        $355,059        $465,413
                                                           ============     ===========     ===========

          The allowance for loan losses is summarized as follows:

                                                                        For the Years Ended December 31,
                                                          -----------------------------------------------------------------
                                                                  1997                   1996                    1995
                                                          -----------------------------------------------------------------
                                                                                 (dollars in thousands)
Beginning balance                                                  $  7,139                 $ 5,813                 $ 4,959
Provision for loan losses                                            12,104                   3,100                   2,000
Loans charged off                                                   (11,528)                 (2,301)                 (1,803)
Recoveries                                                              567                     527                     657
                                                          -----------------      ------------------      ------------------

Total                                                              $  8,282                 $ 7,139                 $ 5,813
                                                          =================      ==================      ==================

     As of December 31, 1997 and 1996, impaired loans totaled $5.5 million and $4.8 million and had been allocated a related allowance for loan loss of $707,000 and $2.0 million, respectively. The average balance of impaired loans totaled $4.1 million and $3.8 million and interest income recognized on impaired loans totaled $187,000 and $37,000, respectively, for the years ended December 31, 1997 and 1996.

     Directors and officers of the Company and the Bank were customers of, and had transactions with, the Bank in the ordinary course of business, and similar transactions are expected in the future. All loans included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of loss or present other unfavorable features. Certain officers, directors, employees, and companies in which they have partial ownership had indebtedness to the Bank totaling $2.1 million and $1.0 million at December 31, 1997 and 1996, respectively. During 1997, $1.6 million of new loans were made to these persons and repayments totaled $509,000.


4.  PREMISES AND EQUIPMENT

     These consist of the following:

                                                                                               At December 31,
                                                                                   -------------------------------------
                                                                                         1997                   1996
                                                                                   -------------------------------------
                                                                                           (dollars in thousands)
Land                                                                                      $ 4,397                $ 1,214
Buildings and improvements                                                                  4,115                  3,869
Furniture, fixtures, and equipment                                                         13,750                 12,024
                                                                                   --------------         --------------
                                                                                           22,262                 17,107
Accumulated depreciation and amortization                                                  (8,691)                (7,458)
                                                                                   --------------         --------------

Premises and equipment, net                                                               $13,571                $ 9,649
                                                                                   ==============         ==============


5.   OTHER BORROWED FUNDS

     During 1997, the Company began selling securities under agreements to repurchase with the Company retaining custody of the collateral. Collateral consists of direct obligations of the U.S. Government or U.S. Government Agency issues and the Company retains custody of the security which is designated as pledged with the Company's safekeeping agent. The type of collateral required, and the retention of the collateral and the security sold, minimizes the Company's risk of exposure to loss. These transactions are for one-to-three day periods and do not materially impact the Company's liquidity or operations. As of December 31, 1997, no material repurchase agreements exist with any one customer.

     Information concerning securities sold under agreements to repurchase is summarized as follows:

                                                           1997                  1996                  1995
                                                   --------------------------------------------------------------
                                                                          (dollars in thousands)
End of period balance                                     $18,953                  -                     -
Average balance                                             4,412                  -                     -
Maximum month-end balance                                  18,953                  -                     -
Average interest rate                                        4.94%                 -                     -



6.   LONG-TERM DEBT

     On June 4, 1997, SBI Capital Trust, a newly-formed subsidiary of the Company, issued 1,000,500 of its 9.30% Cumulative Trust Preferred Securities (the "Preferred Securities") in an underwritten public offering for an aggregate price of $25,012,500. Proceeds of the Preferred Securities were invested in the 9.30% Subordinated Debentures (the "Subordinated Debentures") of the Company. After deducting underwriter's compensation and other expenses of the offering, the net proceeds were available to the Company to increase capital and for general corporate purposes, including use in investment activities and the Bank's lending activities, and, after September 1, 1998, possible redemption, in whole or in part, of the Company's 9.20% Redeemable Cumulative Preferred Stock, Series A (the "Series A Preferred Stock"). Unlike interest payments on the Subordinated Debentures, dividends paid on the Series A Preferred Stock are not deductible for federal income tax purposes.

     The Preferred Securities and the Subordinated Debentures each mature on July 31, 2027. If certain conditions are met, the maturity dates of the Preferred Securities and the Subordinated Debentures may be shortened to a date not earlier than July 31, 2002, or extended to a date not later than July 31, 2036. The Preferred Securities and the Subordinated Debentures also may be redeemed prior to maturity if certain events occur. The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Subordinated Debentures at maturity or their earlier redemption. The Company also has the right, if certain conditions are met, to defer payment of interest on the Subordinated Debentures, which would result in a deferral of dividend payments on the Preferred Securities, at any time or from time to time for a period not to exceed 20 consecutive quarters in a deferral period.

     The Company and SBI Capital Trust believe that, taken together, the obligations of the Company under the Preferred Securities Guarantee Agreement, the Amended and Restated Trust Agreement, the Subordinated Debentures, the Indenture and the Agreement As To Expenses and Liabilities, entered into in connection with the offering of the Preferred Securities and the Subordinated Debentures, in the aggregate constitute a full and unconditional guarantee by the Company of the obligations of SBI Capital Trust under the Preferred Securities.

     SBI Capital Trust is a Delaware business trust created for the purpose of issuing the Preferred Securities and purchasing the Subordinated Debentures, which are its sole assets. The Company owns all of the 30,960 outstanding common securities, liquidation value $25 per share, (the "Common Securities") of SBI Capital Trust.

     The Preferred Securities meet the regulatory criteria for Tier I capital, subject to Federal Reserve guidelines that limit the amount of the Preferred Securities and cumulative perpetual preferred stock to an aggregate of 25% of Tier I capital. At December 31, 1997, all of the Company's Preferred Stock and $580,000 of the Preferred Securities were included in Tier I Capital.

     For accounting purposes, the Preferred Securities are presented on the Consolidated Statements of Financial Condition as a separate category of long-term debt entitled "Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures".

7.  INCOME TAXES

     The components of taxes on income follow:

                                                                            For the Years Ended December 31,
                                                            --------------------------------------------------------------
                                                                   1997                   1996                   1995
                                                            --------------------------------------------------------------
                                                                                   (dollars in thousands)
Current tax expense:
  Federal                                                             $3,266                 $4,275                 $3,366
  State                                                                  366                    667                    508
Deferred tax benefit:
  Federal                                                               (820)                  (543)                  (458)
  State                                                                 (145)                   (93)                   (80)
                                                            ----------------       ----------------       ----------------

Taxes on income                                                       $2,667                 $4,306                 $3,336
                                                            ================       ================       ================

     The taxes on income reflected in the accompanying consolidated statements of operations differs from the expected U.S. Federal income tax rates for the following reasons:

                                                                            For the Years Ended December 31,
                                                            --------------------------------------------------------------
                                                                   1997                   1996                   1995
                                                            --------------------------------------------------------------
                                                                                   (dollars in thousands)
Computed tax expense at 34%                                           $2,600                 $4,032                 $3,206
Increase (decrease) in income
taxes resulting from:
  Benefit of income not subject to U.S. Federal
    income tax                                                          (240)                  (210)                  (202)
 State income taxes, net of Federal income
    tax benefit                                                          146                    379                    281
 Other                                                                   161                    105                     51
                                                            ----------------       ----------------       ----------------

Taxes on income                                                       $2,667                 $4,306                 $3,336
                                                            ================       ================       ================

     Deferred tax expense (benefit) relating to temporary differences includes the following components:

                                                                        For the Years Ended December 31,
                                                        --------------------------------------------------------------
                                                               1997                   1996                   1995
                                                        --------------------------------------------------------------
                                                                             (dollars in thousands)
Provision for loan losses                                          $(772)                 $(754)                 $(494)
Accelerated depreciation                                             158                    135                     56
Intangibles                                                          (16)                   (26)                   (25)
Sales of other real estate owned                                       5                    225                      -
Other                                                               (340)                  (216)                   (75)
                                                        ----------------       ----------------       ----------------

Total                                                              $(965)                 $(636)                 $(538)
                                                        ================       ================       ================

     Net deferred tax assets of $2.9 million and $2.2 million at December 31, 1997 and 1996, respectively, are reflected in the accompanying consolidated statements of financial condition in other assets. There were no valuation allowances at December 31, 1997 or 1996.

     Temporary differences that give rise to the deferred tax assets and (liabilities) include the following:

                                                                                                 At December 31,
                                                                                     ---------------------------------------
                                                                                            1997                   1996
                                                                                     ---------------------------------------
                                                                                              (dollars in thousands)
Allowance for loan losses                                                                      $3,125                 $2,353
Accumulated depreciation                                                                         (834)                  (676)
Write-down on other real estate owned                                                              30                     35
Deferred compensation accrual                                                                     103                     88
Intangibles                                                                                       178                    162
Other                                                                                             726                    401
                                                                                     ----------------       ----------------
                                                                                                3,328                  2,363
Deferred taxes (payable) receivable on
  investment securities available for sale                                                       (387)                  (137)
                                                                                     ----------------       ----------------

Net deferred tax asset                                                                         $2,941                 $2,226
                                                                                     ================       ================


8.  SHAREHOLDERS' EQUITY

     In 1996, the Company's shareholders increased the authorized shares of capital stock from 7,000,000 to 12,000,000, consisting of 10,000,000 shares of common stock, par value $1.00 per share ("Common Stock"), and an aggregate of 2,000,000 shares of serial preferred stock, par value $1.00 per share. The Company's Board of Directors can determine the voting powers, dividend rights, liquidation preferences and other limitations on the preferred stock prior to issuance. On July 31, 1995, the Company issued 690,000 shares of 9.20% Redeemable, Cumulative Preferred Stock, Series A (the "Shares"), and received net proceeds of $16.3 million. The liquidation preference of the Shares is $25 per share plus an amount equal to accrued and unpaid dividends. The Shares may not be redeemed by the Company prior to September 1, 1998. Subject to prior regulatory approval, the Shares may be redeemed at the option of the Company, in whole or in part, on or after September 1, 1998, at a price equal to $25 per share plus accumulated unpaid dividends to the redemption date. Such dividends are cumulative from the date of issuance and payable quarterly at the rate of 9.20% of the original liquidation preference, or $2.30 per annum per share. For the year ended December 31, 1997, the cumulative accrued dividend requirement was $1.6 million, $1.5 million of which was declared and paid.

     In the first quarter of 1998, the Company adopted a policy which prohibits the declaration of dividends on common stock while the Company is operating at a loss. Dividends on common stock were declared in the third quarter of 1997, prior to the adoption of this policy, although a loss was incurred for that quarter.

     The Company has reserved for issuance 200,000 shares of common stock pursuant to the terms of Dividend Reinvestment and Employee Stock Purchase Plans. The Dividend Reinvestment Plan allows shareholders of record a convenient and economical method of increasing their equity ownership of the Company. The Employee Stock Purchase Plan allows Company employees to acquire additional common shares through payroll deductions. At December 31, 1997, 18,611 shares had been issued by these plans.


9.   CAPITAL REQUIREMENTS

     The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators, that if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     As of December 31, 1997 and 1996, the most recent notifications from the Federal Deposit Insurance Corporation ("FDIC") categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total Capital, Tier I Capital, and Tier I Leverage ratios as set forth in the table below. Since the notifications, management believes there are no conditions or events that have changed the Bank's category.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets and Tier I capital to average assets (all as defined). Management believes the Company and the Bank meet all capital adequacy requirements to which they are subject as of December 31, 1997 and 1996.

     The Company's and Bank's actual capital amounts and ratios are presented below.

                                                                          To Be Well Capitalized
                                                                          Under Prompt Corrective           For Capital
                                                     Actual                  Action Provisions           Adequacy Purposes
                                           ------------------------------------------------------------------------------------
                                              Amount        Ratio          Amount        Ratio          Amount        Ratio
                                           ------------------------------------------------------------------------------------
                                                                             (dollars in thousands)
As of December 31, 1997:
Total Capital (to risk-weighted assets)
    Company                                 $100,322       13.30%             N/A           N/A         $60,331          8.00%
    Bank                                      80,631       10.72%         $75,182         10.00%         60,145          8.00%
Tier I Capital (to risk-weighted assets)
    Company                                   67,607        8.96%             N/A           N/A          30,165          4.00%
    Bank                                      72,349        9.62%          45,109          6.00%         30,073          4.00%
Tier I Leverage (to average assets)
    Company                                   67,607        6.95%             N/A           N/A          38,901          4.00%
    Bank                                      72,349        7.57%          47,756          5.00%         38,205          4.00%

As of December 31, 1996:
Total Capital (to risk-weighted assets)
    Company                                 $ 71,376       11.40%             N/A           N/A         $50,077          8.00%
    Bank                                      69,139       11.06%         $62,490         10.00%         49,992          8.00%
Tier I Capital (to risk-weighted assets)
    Company                                   63,886       10.21%             N/A           N/A          25,039          4.00%
    Bank                                      62,000        9.92%          37,494          6.00%         24,996          4.00%
Tier I Leverage (to average assets)
    Company                                   63,886        7.77%             N/A           N/A          32,894          4.00%
    Bank                                      62,000        7.56%          41,026          5.00%         32,821          4.00%

     The approval of the Comptroller of the Currency is required if the total of all dividends declared by the Bank in any calendar year exceeds the total of its net profits of that year combined with its retained net profits of the preceding two years. In addition, the Bank may not pay a dividend if, after paying the dividend, the Bank would be under capitalized. The Bank's maximum amount of dividends available for payment totaled approximately $13.2 million at December 31, 1997. Dividends declared by the Bank for the years ended December 31, 1997, 1996 and 1995 did not exceed the threshold requiring regulatory approval.

10.  STOCK OPTION PLAN

     The Southwest Bancorp, Inc. 1994 Stock Option Plan (the "Stock Plan") provides selected key employees with the opportunity to acquire common stock. The exercise price of all options granted under the Stock Plan is the fair market value on the grant date The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the Stock Plan; accordingly, no compensation expense has been recorded in the accompanying consolidated statements of operations. Had compensation cost for the Stock Plan been determined based upon the fair value of the options at their grant date as prescribed in SFAS No. 123, Accounting for Stock-Based Compensation, the Company's proforma data would have been as follows:

                                                                    For the Years Ended December 31,
                                                            ---------------------------------------------
                                                               1997           1996               1995
                                                            ---------------------------------------------
Proforma net income                                          $4,778,707    $7,382,355          $5,986,700
Proforma net income available to common shareholders         $3,191,707    $5,795,355          $5,320,700
Basic earnings per common share                              $     0.85    $     1.54          $     1.42
Diluted earnings per common share                            $     0.82    $     1.51          $     1.40
Weighted average fair value at grant date                    $     9.24    $     7.57          $     5.40

     The compensation cost is calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                    For the Years Ended December 31,
                                                            ---------------------------------------------
                                                               1997           1996               1995
                                                            ---------------------------------------------
Expected dividend yield                                        1.30%          1.47%               1.79%
Expected volatility                                           17.87%         20.66%              25.20%
Risk-free interest rate                                        5.89%          6.90%               6.61%
Expected option term (in years)                                   10            10                  10

     The Stock Plan's activity follows:

                                                                                            Weighted
                                                                           Number of         Average
                                                                            Options      Exercise Price
                                                                          -------------------------------
Outstanding at January 1, 1995                                                182,000             $ 12.75
    Granted                                                                    30,000               13.38
    Exercised                                                                       -                   -
    Canceled/expired                                                                -                   -
                                                                          -------------------------------
Outstanding at December 31, 1995                                              212,000               12.84
    Granted                                                                    35,000               18.82
    Exercised                                                                       -                   -
    Canceled/expired                                                                -                   -
                                                                          -------------------------------
Outstanding at December 31, 1996                                              247,000               13.69
    Granted                                                                    35,000               25.47
    Exercised                                                                 (14,000)              17.95
    Canceled/expired                                                           (7,500)              18.50
                                                                          -------------------------------
Outstanding at December 31, 1997                                              260,500             $ 14.90
                                                                          ===============================

Total exercisable at December 31, 1995                                         72,000          $    12.78
Total exercisable at December 31, 1996                                        116,500          $    13.36
Total exercisable at December 31, 1997                                        126,000          $    13.30

     At December 31, 1997, the Company had reserved 375,522 shares under the Stock Plan, 260,500 shares of which are under option. The following summarizes the information concerning options outstanding and exercisable at December 31, 1997.


       Number of          Range of    Weighted Average     Weighted                         Exercisable
        Options           Exercise        Remaining        Average            Number      Weighted Average
      Outstanding          Prices     Contractual Life  Exercise Price     Exercisable    Exercise Price
----------------------------------------------------------------------------------------------------------
         210,500      $12-75-$13.38           6.51           $ 12.84          119,500         $ 12.79
          20,000      $19.25-$21.81           8.74           $ 19.89            3,500         $ 19.62
          30,000      $24.75-$26.75           9.91           $ 26.08            3,000         $ 26.08

11.  EMPLOYEE BENEFITS

     The Company sponsors a noncontributory, defined contribution profit sharing plan intended to provide retirement benefits for employees of the Company. The plan covers all employees who have completed one year of service and have attained the age of 21. The plan is subject to the Employee Retirement Income Security Act of 1974, as amended. Company contributions are made at the discretion of the Board of Directors; however, the annual contribution may not exceed 15% of the total annual compensation of all participants. The Company made contributions of $588,000, $671,000 and $680,000 in 1997, 1996, and 1995,
respectively.


12.  OPERATING LEASES

     The Company leases certain equipment and facilities for its operations. Future minimum annual rental payments required under operating leases that have initial or remaining lease terms in excess of one year as of December 31, 1997 follow:

     1998                   $1,001,620
     1999                      746,070
     2000                      613,093
     2001                      519,967
     2002                      368,313

     The total rental expense was $1.2 million, $1.0 million and $803,000 in 1997, 1996 and 1995, respectively.

13.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

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

     INVESTMENT SECURITIES - The fair value of U.S. Government and agency obligations, other securities and mortgage-backed securities is estimated based on quoted market prices or dealer quotes. The fair value for other investments such as obligations of state and political subdivisions is estimated based on quoted market prices.

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

     SHORT-TERM BORROWINGS - The fair values of short-term borrowings are the amounts payable at the statement of financial condition date, as the carrying amount is a reasonable estimate of fair value. Included in short-term borrowings are federal funds purchased, securities sold under agreements to repurchase, and treasury tax and loan demand notes.

     LONG-TERM DEBT - The fair value of long-term debt, which consists of the Subordinated Debentures, is estimated based on quoted market prices or dealer quotes.

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

     The carrying values and estimated fair values of the Company's financial instruments follow:

                                              At December 31, 1997                      At December 31, 1996
                                      -------------------------------------     -------------------------------------
                                           Carrying               Fair               Carrying               Fair
                                            Values               Values               Values               Values
                                      -------------------------------------------------------------------------------
                                                                     (dollars in thousands)
Cash and cash equivalents                     $ 36,259             $ 36,259             $ 22,914             $ 22,914
Investment securities:
  Held to maturity                              86,994               87,592               83,589               83,963
  Available for sale                           100,746              100,746               63,762               63,762
Loans receivable                               710,831              731,459              637,507              643,927
Accrued interest receivable                      8,883                8,883                7,400                7,400
Deposits                                       841,425              841,935              753,945              756,093
Accrued interest payable                         6,504                6,504                5,061                5,061
Other liabilities                                1,227                1,227                1,907                1,907
Short-term borrowings                           20,548               20,548                2,985                2,985
Long-term debt                                  25,013               25,607                    -                    -
Commitments                                          -                    -                    -                    -


14.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

     The following table provides a summary of the Company's off-balance sheet financial instruments:

                                                                                   At December 31,
                                                                       --------------------------------------
                                                                              1997                  1996
                                                                       --------------------------------------
                                                                                (dollars in thousands)
Commitments to extend commercial and real estate mortgage credit               $242,401              $154,041
Standby and commercial letters of credit                                          4,505                 4,214
Credit card lines of credit                                                     559,261               348,144
                                                                       ----------------      ----------------

Total                                                                          $806,167              $506,399
                                                                       ================      ================

     A loan commitment is a binding contract to lend up to a maximum amount for a specified period of time provided there is no violation of any financial, economic or other terms of the contract. A standby letter of credit obligates the Company to honor a financial commitment by issuing a guarantee to a third party should the Company's customer fail to perform. Many loan commitments and most standby letters of credit expire unfunded, and, therefore, total commitments do not represent future funding obligations of the Company. Loan commitments and letters of credit are made under normal credit terms, including interest rates and collateral prevailing at the time, and usually require the payment of a fee by the customer. Commercial letters of credit are commitments generally issued to finance the movement of goods between buyers and sellers. The Bank's exposure to credit loss, assuming commitments are funded, in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank has an agreement with other financial institutions to purchase $558.1 million and $285.0 million of unadvanced credit card lines of credit at December 31, 1997 and 1996, respectively, if such credit card lines of credit are funded. Such commitments are made with the same terms as similarly funded extensions of credit including collateral, rates and maturities. The Bank does not anticipate any material losses as a result of the commitments.


15.  COMMITMENTS AND CONTINGENCIES

     In the normal course of business, the Company is at all times subject to various pending and threatened legal actions. The relief or damages sought in some of these actions may be substantial. After reviewing pending and threatened actions with counsel, management considers that the outcome of such actions will not have a material adverse effect on the Company's financial position; however, the Company is not able to predict whether the outcome of such actions may or may not have a material adverse effect on results of operations in a particular future period as the timing and amount of any resolution of such actions and relationship to the future results of operations are not known.

     At periodic intervals, the Federal Reserve Bank and the Office of the Comptroller of the Currency routinely examine the Company's and the Bank's financial statements as part of their legally prescribed oversight of the banking industry. Based on these examinations, the regulators can direct that the Company's and the Bank's financial statements be adjusted in accordance with their findings.

     The Bank has adopted a Severance Compensation Plan (the "Plan") for the benefit of certain officers and key members of management. The Plan's purpose is to protect and retain certain qualified employees in the event of a change in control (as defined) and to reward those qualified employees for loyal service to the Bank by providing severance compensation to them upon their involuntary termination of employment after a change in control of the Bank. At December 31, 1997, the Bank has not recorded any amounts in the consolidated financial statements relating to the Plan. If a change of control were to occur, the maximum amount payable to certain officers and key members of management would approximate $1.1 million.

16.  SUPPLEMENTAL CASH FLOWS  INFORMATION

                                                               For the Years Ended December 31,
                                                     ----------------------------------------------------
                                                          1997                1996               1995
                                                     ----------------------------------------------------
                                                                     (dollars in thousands)
Cash paid for interest                                     $39,804            $32,038             $26,913
Cash paid for taxes on income                                2,333              4,390               3,600
Loans originated to finance the
  sale of other real estate owned                                -                  -                  68
Loans transferred to other real estate owned                   521                 21                  15
Reclassification of investment securities
  from held to maturity to available for sale                    -                  -              32,672
Unrealized gain/(loss) on investment
    securities available for sale, net of tax                  375               (407)              1,489


17.  ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED

     In December of 1996, the FASB issued SFAS No. 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125. The Company will adopt SFAS No. 127 on January 1, 1998 as required. Management believes the adoption of SFAS No. 127 will not have a material impact on the Company's consolidated financial position or results of operations.

     In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in financial statements. In addition, SFAS No. 130 requires the Company to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately in the shareholders' equity section of the statement of financial condition. The Company will adopt SFAS No. 130 on January 1, 1998 as required.

     Also in June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes reporting standards for public companies concerning annual and interim financial statements of their operating segments and related information. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The Standard sets criteria for reporting disclosures about a company's products and services, geographic areas and major customers. The Company will adopt SFAS No. 131 on January 1, 1998 as required and believes the Company has only one segment, as that term is defined in SFAS No. 131.

18.  PARENT COMPANY CONDENSED FINANCIAL INFORMATION

     Following are the condensed financial statements of Southwest Bancorp, Inc. ("Parent Company only") for the periods indicated:

                                                                                                     At December 31,
                                                                                          ---------------------------------------
                                                                                                 1997                  1996
                                                                                          ---------------------------------------
STATEMENTS OF FINANCIAL CONDITION                                                                  (dollars in thousands)
Assets:
  Cash and due from banks                                                                           $ 3,506               $   754
  Investment in subsidiary bank                                                                      73,297                62,808
  Investment securities, available for sale                                                          15,408                 1,446
  Other assets                                                                                        1,603                   423
                                                                                          -----------------     -----------------
    Total                                                                                           $93,814               $65,431
                                                                                          =================     =================

Liabilities:
  Subordinated debentures                                                                           $25,013                     -
  Other liabilities                                                                                     753               $   399

Shareholders' Equity:
  Preferred                                                                                          17,382                17,382
  Common                                                                                             50,666                47,650
                                                                                          -----------------     -----------------
    Total                                                                                           $93,814               $65,431
                                                                                          =================     =================

                                                                                   For the Years Ended December 31,
                                                                 --------------------------------------------------------------
                                                                              1997                  1996              1995
                                                                 --------------------------------------------------------------
STATEMENTS OF OPERATIONS                                                                (dollars in thousands)
Income:
  Cash dividends from subsidiary bank                                       $1,875                $ 1,053               $   901
  Dividend income                                                                -                     22                    28
  Investment income                                                            585                    116                    98
  Other income                                                                   2                      -                     -
  Security gains/(losses)                                                        -                    288                     -
                                                                 -----------------      -----------------     -----------------
    Total income                                                             2,462                  1,479                 1,027
Expense:
  Interest on subordinated debentures                                        1,338                      -                     -
  General and administrative expense                                           227                    150                    95
                                                                 -----------------      -----------------     -----------------
    Total expense                                                            1,565                    150                    95
                                                                 -----------------      -----------------     -----------------
    Total income before tax expense and equity
      in undistributed income of subsidiary bank                               897                  1,329                   932
  Taxes on income                                                             (383)                    99                     4
                                                                 -----------------      -----------------     -----------------
    Income before equity in undistributed
      income of subsidiary bank                                              1,280                  1,230                   928
  Equity in undistributed income of subsidiary bank                          3,700                  6,322                 5,164

Net income                                                                  $4,980                $ 7,552               $ 6,092
                                                                 =================      =================     =================
Net income available to common shareholders                                 $3,393                $ 5,965               $ 5,426
                                                                 =================      =================     =================

                                                                                 For the Years Ended December 31,
                                                                     -------------------------------------------------------
                                                                           1997                1996                 1995
                                                                     -------------------------------------------------------
                                                                                       (dollars in thousands)
STATEMENTS OF CASH FLOWS
Operating activities:
  Net income                                                               $  4,980             $ 7,552             $  6,092
  Equity in undistributed income of subsidiary bank                          (3,700)             (6,322)              (5,164)
  Other, net                                                                   (871)                140                 (421)
                                                                     --------------      --------------      ---------------
  Net cash provided by operating activities                                     409               1,370                  507
                                                                     --------------      --------------      ---------------
Investing activities:
  Available for sale securities:
    Purchases                                                               (15,506)             (1,806)              (3,146)
    Sales                                                                         -                   -                    -
    Maturities                                                                1,635               3,325                1,245
                                                                     --------------      --------------      ---------------
  Net cash provided by (used in) investing activities                       (13,871)              1,519               (1,901)
                                                                     --------------      --------------      ---------------
Financing activities:
  Proceeds from issuance of:
    Preferred stock                                                               -                   -               16,322
    Common stock                                                                456                 170                    -
    Subordinated debentures                                                  25,013                   -                    -
  Capital contribution to Bank                                               (6,500)                  -              (13,500)
  Cash dividends paid:
                   Preferred stock                                           (1,587)             (1,587)                (533)
                   Common stock                                              (1,168)             (1,015)                (864)
                                                                     --------------      --------------      ---------------
    Net cash provided by (used in) financing activities                      16,214              (2,432)               1,425
                                                                     --------------      --------------      ---------------
    Net increase in cash and cash equivalents                                 2,752                 457                   31

    Cash and cash equivalents,
                   Beginning of year                                            754                 297                  266
                                                                     --------------      --------------      ---------------
                   End of year                                             $  3,506             $   754             $    297
                                                                     ==============      ==============      ===============

                              * * * * * * * * * *

MANAGEMENT'S REPORT

January 30, 1998

To the Shareholders of Southwest Bancorp, Inc.:

FINANCIAL STATEMENTS

     The management of Southwest Bancorp, Inc. and its subsidiary, Stillwater National Bank and Trust Company, (the "Company") is responsible for the preparation, integrity, and fair presentation of its published financial statements and all other information presented in this annual report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based upon informed judgments and estimates made by management.

INTERNAL CONTROL

     Management is responsible for establishing and maintaining an effective internal control structure over financial reporting, including safeguarding of assets, presented in conformity with both generally accepted accounting principles and the Federal Financial Institutions Examination Council instructions for Consolidated Reports of Condition and Income ("Call Report"). The structure contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

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

     Management assessed the Company's internal control structure over financial reporting, including safeguarding of assets, presented in conformity with both generally accepted accounting principles and Call Report instructions as of December 31, 1997. This assessment was based on criteria for effective internal control over financial reporting, including safeguarding of assets, described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that the Company maintained an effective internal control structure over financial reporting, including safeguarding of assets, presented in conformity with both generally accepted accounting principles and Call Report instructions as of December 31, 1997.

     The Audit Committee of the Board of Directors is comprised entirely of outside directors who are independent of Company management. The Audit Committee is responsible for recommending to the Board of Directors the selection of independent auditors. It meets periodically with management, the independent auditors and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of the Company in addition to reviewing the Company's financial reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of the internal control structure for financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

COMPLIANCE WITH LAWS AND REGULATIONS

     Management is also responsible for ensuring compliance with federal laws and regulations concerning loans to insiders and the federal and state laws and regulations concerning dividend restrictions, both of which are designated by the Federal Deposit Insurance Corporation (the "FDIC") as safety and soundness laws and regulations.

     Management assessed its compliance with these designated safety and soundness laws and regulations and has maintained records of its determinations and assessments as required by the FDIC. Based on this assessment, management believes that the Company has complied, in all material respects, with the designated safety and soundness laws and regulations for the year ended December 31, 1997.

/s/                                /s/
Robert L. McCormick, Jr.           Kerby E. Crowell
Vice Chairman and President        Executive Vice President and Chief Financial Officer

BOARD OF DIRECTORS                              STILLWATER NATIONAL                                    Jim D. Marshall
George M. Berry                                 BANK & TRUST COMPANY                                    Senior Vice President
 Chairman of the Board                                                                                 David W. Pitts
 Investments                                    SENIOR MANAGEMENT                                       Senior Vice President
Joyce Berry                                     Robert L. McCormick                                    W. Ron Rakes
 Investments                                     Vice Chairman and Chief                                Senior Vice President
Tom D. Berry                                     Executive Officer                                     Ruth E. Walker
 Investments                                    Stanley R. White                                        Senior Vice President
Joe Berry Cannon                                 Executive Vice President and                          Bill T. Burnett
 Investments                                     Chief Lending Officer                                  Vice President
Haskell Cudd                                    Rick J. Green                                          Larry Collins
 President, Stillwater Milling                   Executive Vice President and                           Vice President
 Company                                         Chief Operating Officer                               Barbara P. Franks
J. Berry Harrison                               Thomas E. Bennett, Jr.                                  Vice President
 Rancher                                         President, Tulsa Division                             Katrina Jarvis
Erd M. Johnson                                  Patrick E. Zimmerman                                    Vice President
 Petroleum Engineer &                            President, Stillwater Division                        Jo McCollom
 Operating Partner, Johnson                     Joseph P. Root                                          Vice President
 Oil Partnership                                 President, Central Oklahoma Division
David P. Lambert                                Kerby E. Crowell, CPA                                  TULSA DIVISION
 President, Lambert                              Executive Vice President and Chief                    Thomas E. Bennett, Jr.
 Construction Company                            Financial Officer                                    President, Tulsa Division
Robert L. McCormick                             Kimberly G. Sinclair                                   Danny W. Williams
 Vice Chairman & Chief                          Executive Vice President and                           Executive Vice President
 Executive Officer, Stillwater                  Chief Administrative Officer                           Paul D. Anderson
 National Bank & Trust Co.                                                                              Senior Vice President
Linford R. Pitts                                                                                       Merle J. Budd
 President, Stillwater Transfer & Storage Co.   EXECUTIVE OFFICE/ELECTRONIC BANKING                     Senior Vice President
Robert B. Rodgers                               Robert L. McCormick                                    Louis W. Ciucci
 President, Perry & Rodgers                      Vice Chairman and Chief                                Senior Vice President
 Motor Co.                                       Executive Officer                                     Lew E. Erikson
James B. Wise, M.D.                             Rick J. Green                                           Senior Vice President
 Ophthalmologist and Eye                         Executive Vice President and                          Roger D. Freeman
 Surgeon                                         Chief Operating Officer                                Senior Vice President
Lee Wise                                        Terry M. Almon                                         Evans C. Rector
 Attorney                                        Senior Vice President,                                 Senior Vice President
                                                 Electronic Banking                                    Joe E. Staires
                                                                                                        Senior Vice President
                                                LENDING DIVISION                                       Stephen V. Bradshaw
SOUTHWEST BANCORP, INC.                         Stanley R. White                                        Vice President
Robert L. McCormick                              Executive Vice President and                          W. Craig Caldwell
 President                                       Chief Lending Officer                                  Vice President
Kerby E. Crowell, CPA                           Jerry L. Lanier                                        Sandra K. Crooch
 Executive Vice President                        Senior Vice President,                                 Vice President
Deborah T. Bradley                               Credit Administration                                 Elaine M. Dishman
 Secretary                                      Cleo L. Fowler                                          Vice President
Kay W. Smith                                     Vice President, Special Assets                        Jim L. Fischer
 Vice President and                                                                                     Vice President
 Comptroller                                    STILLWATER DIVISION                                    Janet W. Gotwals
                                                Patrick E. Zimmerman                                    Vice President
                                                 President, Stillwater Division
                                                Dian S. Hardin
                                                 Senior Vice President


CENTRAL OKLAHOMA DIVISION                       OPERATIONS/STUDENT LOANS/                      CORPORATE INFORMATION
Joseph P. Root                                  HUMAN RESOURCES/ MORTGAGE LOANS/SUPPORT
 President, Central Oklahoma Division           Kimberly G. Sinclair                           INDEPENDENT AUDITORS
R. Charles Smith                                 Executive Vice President                      Deloitte & Touche LLP
 Executive Vice President                        and Chief Administrative                      20 N. Broadway, Suite 900
G. Johnson Hightower                             Officer                                       Oklahoma City, OK 73102-8203
 Senior Vice President                          Darlene Anderson
Shannan K. Cowden                                Vice President, Mortgage                      SPECIAL COUNSEL
 Vice President                                  Loans                                         Kennedy, Baris & Lundy, L.L.P.
Sean C. Fuller                                  Wayne C. Bland                                 4719 Hampden Lane
 Vice President                                  Vice President, Mortgage                      Suite 300
Derek B. Gill                                    Loans                                         Bethesda, MD 20814
 Vice President                                 David Dietz
B. Lynn Kelly                                    Vice President and                            GENERAL COUNSEL
 Vice President                                  Chief Information Officer                     Hert & Baker
Keith T. Kersten                                Kathy Heil                                     222 E. 7th Avenue
 Vice President                                  Vice President, Mortgage Loans                Stillwater, OK 74074
Lynn C. Lax                                     Vicki S. Keen
 Vice President                                  Vice President, Human                         TRANSFER AGENTS AND REGISTRARS
Tom L. Messick                                   Resources                                     Harris Trust & Savings Bank
 Vice President                                 Teresa Kerby                                   111 W. Monroe St.
Cindy J. Nunley                                  Vice President, Mortgage Loans                Chicago, IL 60690
 Vice President                                 Sharon L. Knight
W. Chris Palmer                                  Vice President, Loan Services                 State Street Bank and Trust Company
 Vice President                                 Debra Lee                                      Two International Place
Kristine Stejskal                                Vice President, Mortgage Loans                Boston, MA 02110
 Vice President                                 Lydia Owens
Cathy S. Westmoreland                            Vice President, Mortgage                      ANNUAL MEETING
 Vice President                                  Loans
                                                Daryl E. Ross                                  The 1998 Annual Meeting of
FINANCE & AUDITING                               Vice President,                               Shareholders will be held on
Kerby E. Crowell, CPA                            Facilities Management                         April 23, 1998 at 11:00
 Executive Vice President                       Elaine E. Skillman                             a.m. in the Auditorium (Room 215) at
 and Chief Financial Officer                     Vice President, Student                       the Stillwater Public Library,
Charles Westerheide                              Loans & Operations                            1107 S. Duck, Stillwater,
 Vice President and                             Gary Teel                                      Oklahoma.
 Treasury Manager                                Vice President, ATM Network
Brady Shuler                                    Bruce F. Webber
 Vice President and Division Controller          Vice President, Student Loan Sales
Kay W. Smith
 Vice President and                             MARKETING
 Comptroller                                    Scott Jones
                                                 Senior Vice President and
                                                 Director of Marketing


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

Website Address
www.banksnb.com


STOCK INFORMATION
NASDAQ National Market Symbols:
Common Stock - OKSB
Preferred Stock - OKSBP
Trust Preferred Securities - OKSBO

The following table sets forth the common stock dividends paid for each quarter during 1997 and 1996 and the range of high and low closing trade prices for the common stock for those periods.

                                                 1997                                                 1996
                            ---------------------------------------------------------------------------------------------------
                                                               Dividend                                             Dividend
                                 High            Low           Declared               High            Low           Declared
                            ----------------------------------------------       ----------------------------------------------
For the Quarter Ending:
March 31                        $23.000         $19.500           $0.08              $19.250         $17.750           $0.07
June 30                          25.875          21.250            0.08               19.750          18.250            0.07
September 30                     26.750          20.500            0.08               20.000          18.000            0.07
December 31                      28.500          21.375            0.08               20.750          19.000            0.07

                          ANNUAL REPORT ON FORM 10-K

COPIES OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, MAY BE OBTAINED BY SHAREHOLDERS AS OF THE RECORD DATE AT NO CHARGE BY WRITING TO KERBY
E. CROWELL, CHIEF FINANCIAL OFFICER, SOUTHWEST BANCORP, INC., 608 S. MAIN STREET, STILLWATER, OKLAHOMA 74074.