Form 10-K405, Exhibit 13
period 1999-12-31
SOUTHWEST BANCORP INC
filed 2000-03-24
CIK 914374

                                  Exhibit 13

Oklahoma's
[LOGO]

     Southwest Bancorp, Inc. ("Southwest") is a one-bank holding company headquartered in Stillwater, Oklahoma. It provides commercial and consumer banking services through its subsidiary, Stillwater National Bank and Trust Company ("Stillwater National"). Southwest was organized in 1981 as the holding company for Stillwater National, which was chartered in 1894. At December 31, 1999, Southwest had total assets of $1.1 billion, deposits of $871.2 million and shareholders' equity of $64.3 million.

     Southwest conducts its business through three regional divisions and its home office. Southwest's regional divisions operate six full-service banking offices, two of which are located in Stillwater, two in Tulsa, one in Oklahoma City, and one in Chickasha, Oklahoma, and one loan production office in Oklahoma City.

     Southwest's banking philosophy is to provide a high level of customer service, a wide range of financial services, and products responsive to customer needs. This philosophy has led to the development of deposit and lending products that respond to customer needs for speed, efficiency and information. These include SNB DirectBanker(R) and other Internet banking products, which complement Southwest's more traditional banking products.

     Southwest has established and pursued a strategy of independent operation for the benefit of all of its shareholders, and has capitalized on its position as an Oklahoma owned and operated banking organization to increase its banking business.



                                                              1999 ANNUAL REPORT

Oklahoma's
[LOGO]

                                          Letter to Shareholders from the C.E.O.

February 16, 2000
Shareholders, Customers and Friends:

     1999 was filled with the dynamics of change and many accomplishments for our company. We have focused on new technology, capital growth, financial performance, management of our resources, and leadership in the communities we serve. Our vision to provide high quality customer service is central to our focus.

     The services we offer, including SNB DirectBanker(R), Business Mail Processing, Check Imaging, Cash Management, and more to be announced soon, as well as our other investment, lending and deposit services, are designed to provide our customers with a choice of how and when they prefer to do their business and personal banking.

     During 1999, our company was successful in raising additional capital in the market. As a result, our stock is now held by many new shareholders. The additional capital raised is providing us with the capacity to grow and alternatives for enhancing shareholder value.

     In January 1999, we completed and moved into our newest banking facility. Our beautiful new building located at 15th & Utica in Tulsa is designed to accommodate our customers' needs. The new Tulsa facility is strategically located in a primary business district of Tulsa, close to the St. John Medical Center and Hillcrest Health Care complexes. In addition, the Mid-Town area is populated by some of Tulsa's most mature and professional medical, dental, accounting and financial entities in the city.

     Our Oklahoma City Division had many new opportunities for service to both established and new customers. Among the accomplishments were many major loan projects to the health care industries, including a major surgical hospital in South Oklahoma City and a major neurological surgery center in North Oklahoma City. Many of our Oklahoma City loans are financing infrastructure improvements in the metro area to enhance the quality of life, technology alternatives and services available for the Central Oklahoma market.

     The Stillwater Division is working hand-in-hand with the community to attract new residents, whether students at Oklahoma State University, professionals moving in from all across our country, or technology experts that are drawn to our educational facilities and new technology park. Our staff in Stillwater serves on various boards and meets with the private sector to ensure that financial needs are met to enhance the future success of the many important projects in Stillwater.

     The financial performance of our company was solid for the first nine months ending September 30. Our fourth quarter saw a write-down on a specific foreclosed asset, which has been in our other real estate portfolio for the past two years. This action was important to properly maintain the value of the property to reflect market conditions, but also resulted in a fourth quarter shortfall of our performance goals. For the year, our income was up 20% over 1998 and our diluted earnings per share increased from $1.89 to $2.19.

     Our 1999 stock repurchase program was an important action designed to enhance shareholder value. During 1999, our company repurchased 204,000 shares, or 5%, of our outstanding stock. In December, our Board approved an additional repurchase program of up to 5% of the outstanding stock, dependent upon market conditions and other factors.

     The new century promises to be one of opportunity for our company. We are planning to roll out significant new technology and financial product offerings. Our sales staff is maturing and becoming very effective in providing excellent customer service. The markets we serve are presenting growth opportunities as our commercial customers expand their businesses. Stillwater National "bankers" are focused for 2000 to make a difference in bringing solutions to our markets' banking needs.

     We said "good-bye" to Mr. Robert L. McCormick, Jr., our retiring President, CEO and Chairman in December 1999, after 29 years of service. We thank Mr. McCormick for the legacy he left us in customer service, community service, public service, honesty and integrity.

     The executive management team of our company has been together nearly 25 years. Our team includes our Chief Lending Officer Stan White, Chief Financial Officer Kerby Crowell, Chief Administrative Officer Kimberly Sinclair and the Chief Executive Officer. We have each served in different capacities during our years with the company and we are all committed to performance standards designed to satisfy our shareholders, customers and employees.

     Our future is bright. It is a vibrant and positive market we pursue, and our colleagues are prepared for the next opportunity to serve. The year 2000 promises to be an exciting New Year for our company and our customers.

Sincerely,


/s/ Rick Green
Rick Green

President and Chief Executive Officer

Oklahoma's
[LOGO]

SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents Southwest's selected consolidated financial information for each of the five years in the period ended December 31, 1999. The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements of Southwest, including the accompanying Notes, presented elsewhere in this report.

                                                                                 For the Year Ended December 31,
                                                              ------------------------------------------------------------------
                                                                   1999         1998         1997         1996         1995
                                                              ------------------------------------------------------------------
                                                                       (dollars in thousands, except per share data)
Operations Data
     Interest income                                            $   80,595   $   80,252   $   76,849   $   64,668   $   55,000
     Interest expense                                               42,495       42,274       41,247       32,833       28,544
                                                              ------------------------------------------------------------------
     Net interest income                                            38,100       37,978       35,602       31,835       26,456
     Provision for loan losses                                       2,495        3,380       12,104        3,100        2,000
                                                              ------------------------------------------------------------------
     Net interest income after provision for loan losses            35,605       34,598       23,498       28,735       24,456
     Gain on sales of securities and loans                           2,395        2,918        5,199        2,227        1,025
     Other income                                                    6,049        4,025        4,696        4,122        3,849
     Other expenses                                                 30,426       26,982       25,746       23,226       19,902
                                                              ------------------------------------------------------------------
     Income before taxes                                            13,623       14,559        7,647       11,858        9,428
     Taxes on income                                                 4,757        5,181        2,667        4,306        3,336
                                                              ------------------------------------------------------------------
     Net income                                                 $    8,866   $    9,378   $    4,980   $    7,552   $    6,092
                                                              ==================================================================

     Net income available to common shareholders                $    8,866   $    7,392   $    3,393   $    5,965   $    5,426
                                                              =================================================================

Dividends Declared
     Preferred stock                                            $        -   $    1,190   $    1,587   $    1,587   $      533
     Common stock                                                    1,602        1,366        1,208        1,053          901
     Ratio of total dividends declared to net income                 18.06%       27.26%       56.12%       34.96%       23.55%
Per Share Data
     Basic earnings per common share                            $     2.23   $     1.95   $     0.90   $     1.59   $     1.44
     Diluted earnings per common share                                2.19         1.89         0.88         1.56         1.43
     Common stock cash dividends                                      0.40         0.36         0.32         0.28         0.24
     Book value per common share (1)                                 16.55        15.21        13.38        12.66        11.44
     Weighted average common shares outstanding:
        Basic                                                    3,973,878    3,795,136    3,773,037    3,760,370    3,755,228
        Diluted                                                  4,054,668    3,914,145    3,872,888    3,828,381    3,788,089
Financial Condition Data (1)
     Investment securities                                      $  211,682   $  174,671   $  187,740   $  147,351   $  147,688
     Loans (2)                                                     852,808      793,319      719,113      644,646      531,988
     Interest-earning assets                                     1,064,496      969,002      916,860      791,997      679,676
     Total assets                                                1,120,420    1,027,865      963,286      829,117      711,135
     Interest-bearing deposits                                     761,481      722,962      744,865      670,216      556,079
     Total deposits                                                871,235      843,061      841,425      753,945      634,387
     Long-term debt                                                 25,013       25,013       25,013            -            -
     Total shareholders' equity                                     64,254       57,801       68,048       65,032       60,357
     Common shareholders' equity                                    64,254       57,801       50,666       47,650       42,975
     Mortgage servicing portfolio                                  109,297      126,410      132,824      118,953      130,188
Selected Ratios
     Return on average assets                                         0.84%        0.95%        0.54%        0.98%        0.93%
     Return on average total shareholders' equity                    13.83        14.33         7.54        12.15        12.81
     Return on average common equity                                 13.83        13.70         6.95        13.30        13.48
     Net interest margin                                              3.82         4.04         4.03         4.32         4.23
     Efficiency ratio (3)                                            65.37        60.07        56.59        60.83        63.52
     Average assets per employee                                $    3,476   $    3,116   $    2,667   $    2,162   $    2,204

                                                                                       At December 31,
                                                               --------------------------------------------------------------
                                                                  1999         1998         1997         1996         1995
                                                               --------------------------------------------------------------
                                                                    (dollars in thousands, except per share data)
Asset Quality Ratios
     Allowance for loan losses to loans (1)                        1.31%        1.31%        1.15%        1.11%        1.09%
     Nonperforming loans to loans (1)(4)                           0.63         0.17         0.99         1.03         0.99
     Allowance for loan losses to nonperforming loans (1)(4)     207.26       786.17       116.08       107.37       110.12

     Nonperforming assets to loans and other real estate
        owned (1)(5)                                               0.83         0.62         1.04         1.04         1.03
     Net loan charge-offs to average loans                         0.21         0.17         1.57         0.31         0.24
Capital Ratios
     Average shareholders' equity to average assets
        Total                                                      6.11         6.64         7.12         8.05         7.27
        Common                                                     6.11         5.48         5.26         5.81         6.15
     Tier I capital to risk-weighted assets (1)                    9.76         8.88         8.96        10.21        10.02
     Total capital to risk-weighted assets (1)                    11.34        10.81        13.30        11.40        11.41
     Leverage ratio (1)                                            8.06         7.69         6.95         7.77         8.19

(1) At period end.
(2) Net of unearned discounts but before deduction of allowance for loan losses.
(3) The efficiency ratio = other expenses/(net interest income + gain on sales of securities and loans + other income).
(4) Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and loans with restructured terms.
(5) Nonperforming assets consist of nonperforming loans and foreclosed assets.


Forward-Looking Statements

     This management's discussion and analysis of financial condition and results of operations and other portions of this annual report include forward-looking statements such as: statements of Southwest's goals, intentions, and expectations; estimates of risks and of future costs and benefits; and statements of Southwest's ability to achieve financial and other goals. These forward-looking statements are subject to significant uncertainties because they are based upon: future interest rates and other economic conditions; statements by suppliers of data processing equipment and services and government agencies; future laws and regulations; and a variety of other matters. Because of these uncertainties, the actual future results may be materially different from the results indicated by these forward-looking statements. In addition, Southwest's past growth and performance do not necessarily indicate its future results.

Oklahoma's
[LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


Overview

     Southwest Bancorp, Inc.'s ("Southwest") net income available to common shareholders, return on average common equity and diluted earnings per common share exceeded the levels achieved for 1998.

          . Net income available to common shareholders for 1999 was $8.9 million, up from $7.4 million in 1998 and $3.4 million in 1997;
          . Return on average common equity for 1999 was 13.83%, compared to 13.70% in 1998 and 6.95% in 1997; and
          . Diluted earnings per common share increased to $2.19 in 1999, compared to $1.89 in 1998 and $0.88 in 1997.

     Overall balance sheet growth was positive:
          . Total assets at year-end 1999 increased 9%, to $1.1 billion, compared to $1.0 billion for 1998, and $963.3 million for 1997.
          . Total loans grew by 8% to $852.8 million at December 31, 1999, compared to $793.3 million for 1998, and $719.1 million for 1997.
          . Common shareholders' equity at year-end increased 11% to $64.3 million for 1999 compared to $57.8 million for 1998 and $50.7 million for 1997.

     Southwest repurchased 204,000, or approximately 5%, of its outstanding shares of common stock during 1999 at an average price of $22.05 per share under its 1999 share repurchase program. Repurchases of an additional 195,000 shares may be made under a share repurchase program authorized in December 1999. Both of these plans were established in order to enhance shareholder value and to acquire shares at favorable prices for future issuance by Southwest. The amount and timing of purchases under the repurchase programs are subject to market conditions and other factors.

Summary of Earnings

Net Income

     Net income for 1999 was $8.9 million, an increase of $1.5 million, or 20%, over the $7.4 million net income available to common shareholders recorded in 1998. Basic earnings per common share increased 14% to $2.23 per share for 1999 from $1.95 per share for 1998. Diluted earnings per common share increased 16% to $2.19 per share for 1999 from $1.89 per share for 1998.

     In 1998, net income available to common shareholders reflected dividends on Southwest's Series A Preferred Stock, which was redeemed in 1998, and a one-time accounting adjustment related to that redemption. All of Southwest's 1999 net income was available to common shareholders. The increase in 1999 earnings was the result of the elimination of preferred dividends, offset in part by increased borrowing costs, the one-time accounting adjustment for the redemption of preferred that reduced 1998 earnings, a $1.5 million increase in other income primarily related to increased service charges and gains on the sale of three branch buildings, an $885,000 decrease in the provision for loan losses, a $546,000 decrease in salaries and benefits, and a $424,000 decrease in income tax expense. The increase in net interest income of $122,000 in 1999 over 1998 was limited by increased use of borrowings to replace funding from the preferred stock redeemed in 1998. These positive developments were offset in part by a $2.0 million write-down on a single property in other real estate, a $937,000 increase in occupancy expense, and a $789,000 increase in general and administrative expense. The write-down on other real estate related to a property acquired in the second quarter of 1998 in foreclosure of a problem loan. The property has been recorded by management at its estimated fair value less selling costs in accordance with generally accepted accounting principles. These increases and decreases in the components of income are discussed further in other sections of this Management's Discussion.

     Net income available to common shareholders for 1998 was $7.4 million, a $4.0 million increase over the $3.4 million earned in 1997. Basic earnings per common share increased 117% to $1.96 per share for 1998 from $0.90 per share for 1997. Diluted earnings per common share increased 115% to $1.89 per share for 1998 from

$0.88 per share for 1997. The substantial increase in earnings was primarily the result of an $8.7 million reduction in the provision for loan losses. Earnings for 1998 also benefited from an increase in net interest income of $2.4 million, or 7%. These increases in income offset a reduction in other income ($3.0 million, or 30%), and increases in other expenses ($1.2 million, or 5%) and taxes on income ($2.5 million, or 94%). Net income available to common shareholders, in 1998, was adversely affected by the $928,000 accounting adjustment relating to the redemption of preferred stock, as noted above.

     Net income for 1999 declined 5% from the $9.4 million earned in 1998, which was stated before the costs of preferred stock. Net income before deduction of preferred stock dividends and costs for 1998 was $9.4 million, an 88% increase over the $5.0 million earned in 1997.

Net Interest Income

Years ended December 31, 1999 and 1998

     Net interest income for 1999 increased to $38.1 million from $38.0 million in 1998, primarily as a result of the increase in Southwest's loan portfolio. The interest rate spread declined to 3.18% for 1999 from 3.34% as a result of the decline in yields on Southwest's interest-earning assets of 46 basis points, which exceeded the 30 basis point decrease in rates paid on Southwest's interest-bearing liabilities. The ratio of average interest-earning assets to average interest-bearing liabilities declined to 114.78% for 1999 from 115.53% for 1998, in part due to borrowings to replace funding from the preferred stock redeemed in September 1998.

     Interest income for 1999 was $80.6 million, up from $80.3 million in 1998 primarily as a result of growth in interest-earning assets, which partially offset the decline in yields. Yields on total interest-earning assets were 8.07% in 1999 and 8.53% in 1998. Loan interest and fee income increased $353,000 because the greater volume of loans outstanding more than offset the effect of the 54 basis point decline in loan yields. Average loans increased $51.5 million to $808.1 million in 1999 from $756.6 million in 1998, a 7% increase. The increase in interest-earning assets was funded by growth in short-term borrowings and retention of earnings.

     Total interest expense for 1999 was $42.5 million, a $221,000 increase from $42.3 million in 1998. The increase in interest expense was primarily due to a $65.2 million, or 116%, increase in average short-term borrowings from $56.2 million for the year ended December 31, 1998 to $121.4 million for the year ended December 31, 1999. Average time deposits declined $17.9 million, or 3%. Rates paid on interest-bearing liabilities declined to 4.89% in 1999 from 5.19% in 1998.

Years ended December 31, 1998 and 1997

     Net interest income for 1998 increased to $38.0 million from $35.6 million in 1997, primarily as a result of the increase in Southwest's loan portfolio. Yields on Southwest's interest-earning assets declined by 17 basis points during 1998, and the rates paid on Southwest's interest-bearing liabilities declined by 21 basis points resulting in an increase in the interest rate spread to 3.34% for 1998 from 3.30% for 1997. The ratio of average interest-earning assets to average interest-bearing liabilities declined to 115.53% for 1998 from 115.73% for 1997, due primarily to the issuance in June 1997 of the Subordinated Debentures, and the increase in short-term borrowings.

     Interest income for 1998 was $80.3 million, up from $76.8 million in 1997 primarily as a result of growth in interest-earning assets, which partially offset the decline in yields. Yields on total interest-earning assets were 8.53% in 1998 and 8.70% in 1997. Loan interest and fee income increased $3.5 million because the greater volume of loans outstanding more than offset the effect of the 24 basis point decline in loan yields. Southwest generated growth of $56.5 million in average loans to $756.6 million in 1998 from $700.1 million in 1997, an 8% increase. Interest income on investment securities increased by $575,000, despite the sale of available for sale securities in connection with the redemption of Southwest's preferred stock on September 1, 1998. The yield on the investment portfolio declined 8 basis points. A decrease in interest income on federal funds sold and other short-term investments was caused by lower volumes in those areas. The increase in interest-earning assets was funded by growth in short-term borrowings and retention of earnings.

     Total interest expense for 1998 was $42.3 million, a $1.1 million increase from $41.2 million in 1997. The increase in interest expense was primarily due to a $49.6 million, or 750%, increase in average short-term borrowings from $6.6 million for the year ended December 31, 1997 to $56.2 million for the year ended December 31, 1998. Average time deposits declined $11.9 million, or 2%. Rates paid on interest-bearing liabilities declined to 5.19% in 1998 from 5.40% in 1997.

Oklahoma's
[LOGO]

Three Year Comparison of Consolidated Average Balance Sheets, Interest, Yields, and Rates

     The following table provides certain information relating to Southwest's average consolidated statements of financial condition and reflects the interest income on interest-earning assets, interest expense of interest-bearing liabilities, and the average yields earned and rates paid for the periods indicated. Yields and rates are derived by dividing income or expense by the average daily balance of the related assets or liabilities, respectively, for the periods presented. Nonaccrual loans have been included in the average balances of loans receivable.

                                                                          For the Year Ended December 31,
                                         ------------------------------------------------------------------------------------------
                                                      1999                          1998                            1997
                                         ----------------------------   ---------------------------    ----------------------------
                                                    Interest                       Interest                      Interest
                                          Average   Income/   Yield/     Average   Income/   Yield/     Average   Income/  Yield/
                                          Balance   Expense    Rate      Balance   Expense    Rate      Balance   Expense   Rate
                                         ----------------------------   ---------------------------    ----------------------------
                                                                           (dollars in thousands)
ASSETS
Interest-earning assets:
    Loans receivable                     $  808,142  $69,373     8.58%   $756,611   $69,020    9.12%    $700,129  $65,560     9.36%
    Investment securities                   188,951   11,157     5.90     181,807    11,128    6.12      170,635   10,580     6.20
    Other interest-earning assets             1,336       65     4.87       1,947       104    5.34       12,819      709     5.53
                                         -------------------            -------------------            ------------------
      Total interest-earning assets         998,429   80,595     8.07     940,365    80,252    8.53      883,583   76,849     8.70
Noninterest-earning assets:
    Other assets                             51,229                        44,362                         44,672
                                         ----------                     ---------                      ---------
      Total assets                       $1,049,658                      $984,727                       $928,255
                                         ==========                     =========                      =========

LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
    Interest-bearing demand              $   45,520  $   876     1.92%   $ 43,931   $ 1,007    2.29%    $ 37,740  $   894     2.37%
    Money market accounts                    96,371    3,611     3.75      89,642     3,356    3.74       93,118    3,836     4.12
    Savings accounts                          3,709       74     2.00       3,442        76    2.21        3,860       96     2.49
    Time deposits                           577,880   29,512     5.11     595,766    32,614    5.47      607,710   34,743     5.72
                                         -------------------            -------------------            ------------------
      Total interest-bearing deposits       723,480   34,073     4.71     732,781    37,053    5.06      742,428   39,569     5.33
    Short-term borrowings (1)               121,367    6,096     5.02      56,164     2,895    5.15        6,605      340     5.15
    Long-term debt                           25,013    2,326     9.30      25,013     2,326    9.30       14,459    1,338     9.30
                                         -------------------            -------------------            ------------------
      Total interest-bearing
       liabilities                          869,860   42,495     4.89     813,958    42,274    5.19      763,492   41,247     5.40
                                                     -------                        -------                       -------
Noninterest-bearing liabilities:
    Noninterest-bearing demand              101,678                        90,670                         88,575
    Other noninterest-bearing                14,035                        14,678                         10,099
    liabilities
    Shareholders' equity                     64,085                        65,421                         66,089
                                         ----------                     ---------                      ---------
      Total liabilities and
        shareholders' equity             $1,049,658                      $984,727                       $928,255
                                         ==========                     =========                      =========
      Net interest income                            $38,100                        $37,978                       $35,602
                                                     =======                       ========                       =======
      Interest rate spread                                       3.18%                         3.34%                          3.30%
                                                               ======                        ======                         ======
      Net interest margin (2)                                    3.82%                         4.04%                          4.03%
                                                               ======                        ======                         ======
      Ratio of average interest-earning
        assets to average
        interest-bearing liabilities                           114.78%                       115.53%                        115.73%
                                                               ======                        ======                         ======

(1) The increase in short-term borrowings resulted mainly from increases in Federal Home Loan Bank borrowings and in Sweep Repurchase Agreements, under which commercial demand deposits are moved into repurchase agreements.
(2) Net interest margin = net interest income / total interest-earning assets.

Provision for Loan Losses

     Southwest makes provisions for loan losses in amounts necessary to maintain the allowance for loan losses at the level Southwest deems appropriate. The adequacy of the allowance for loan losses is determined by management based upon a number of factors including, among others: analytical reviews of loan loss experience in relation to outstanding loans and commitments; unfunded loan commitments; problem and nonperforming loans and other loans presenting credit concerns; trends in loan growth, portfolio composition and quality; appraisals of the value of collateral; and management's judgment with respect to current and expected economic conditions and their impact on the existing loan portfolio. Based upon this review, management established an allowance of $11.2 million, or 1.31% of total loans, at December 31, 1999 compared to an allowance of $10.4 million, or 1.31% of total loans, at December 31, 1998. During fiscal years 1999, 1998 and 1997, the provisions for loan losses were $2.5 million, $3.4 million, and $12.1 million, respectively.

     In establishing the level of the allowance for December 31, 1999, management considered a number of factors that tended to indicate a potential need for an increased allowance level, including: the continued growth in the portfolio; the increased risk associated with the level of commercial and commercial real estate loans, which are viewed as entailing greater risk than certain other categories of loans; and charge-off history. Management also considered other factors, including the levels of types of credits, such as residential mortgage loans, deemed to be of relatively low risk, that tended to indicate the potential need for a lower allowance. At December 31, 1999, total nonperforming loans were $5.4 million, or 0.63% of total loans, compared to $1.3 million, or 0.17% of total loans, at December 31, 1998. Southwest determined the level of the allowance for loan losses at December 31, 1999 was appropriate, as a result of considering these and other factors it deemed relevant to the adequacy of the allowance. Management conducted a similar analysis in order to determine the appropriate allowance as of December 31, 1998 and 1997.

     In 1997, Southwest recorded significant increases in loan charge-offs and provisions for loan losses compared with prior periods, primarily as a result of deterioration in the financial position of the borrowers of three large lending relationships. As a result of the unusually large charge-offs recorded in 1997, management revised Stillwater National's credit and loan review policies and standards, revised individual and committee loan authorities, and committed additional resources to the credit administration and loan review functions.

     Management strives to carefully monitor credit quality and the adequacy of the allowance for loan losses, and to identify loans that may become nonperforming. At any time, however, there are loans included in the portfolio that will result in losses to Southwest, but that have not been identified as nonperforming or potential problem loans. Because the loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the unexpected deterioration of one or a few of such loans may cause a significant increase in nonperforming assets, and, as occurred in 1997, may lead to a material increase in charge-offs and the provision for loan losses.

     The following table shows the amounts of nonperforming loans at the end of the periods indicated.

                                                                                        At December 31,
                                                            -----------------------------------------------------------------
                                                              1999           1998          1997           1996         1995
                                                            -----------------------------------------------------------------
                                                                              (dollars in thousands)
Total nonaccrual                                            $ 5,205        $   872       $ 5,458        $ 4,635       $   724
Total past due 90 days or more                                  194            451         1,677          1,437           951
Total restructured                                                -              -             -            577         3,604
                                                            -----------------------------------------------------------------
     Total nonperforming loans                                5,399          1,323         7,135          6,649         5,279
Other real estate owned                                       1,729          3,650           362             64           195
                                                            -----------------------------------------------------------------
     Total nonperforming assets                             $ 7,128        $ 4,973       $ 7,497        $ 6,713       $ 5,474
                                                            =================================================================

Nonperforming loans to loans                                   0.63           0.17          0.99           1.03          0.99
Allowance for loan losses to nonperforming loans             207.26         786.17        116.08         107.37        110.12

Oklahoma's
[LOGO]

     The following table analyzes Southwest's allowance for loan losses for the periods indicated.

                                                                              For the Year Ended December 31,
                                                           ------------------------------------------------------------------
                                                             1999           1998          1997           1996          1995
                                                           ------------------------------------------------------------------
                                                                              (dollars in thousands)
Balance at beginning of period                             $ 10,401       $  8,282       $ 7,139        $ 5,813       $ 4,959

Loans charged-off:
     Real estate mortgage                                       307            460         1,305            148             7
     Real estate construction                                    10              -             -              -             1
     Commercial                                               1,229          1,320         8,691          1,064         1,101
     Installment and consumer                                   802            594         1,532          1,089           694
                                                           ------------------------------------------------------------------
Total charge-offs                                             2,348          2,374        11,528          2,301         1,803
                                                           ------------------------------------------------------------------

Recoveries:
     Real estate mortgage                                        30            105            85             25           152
     Real estate construction                                     -              -             -              -             -
     Commercial                                                 382            582           300            288           334
     Installment and consumer                                   230            426           182            214           171
                                                           ------------------------------------------------------------------
Total recoveries                                                642          1,113           567            527           657
                                                           ------------------------------------------------------------------

Net loans charged-off                                         1,706          1,261        10,961          1,774         1,146
Provision for loan losses                                     2,495          3,380        12,104          3,100         2,000
                                                           ------------------------------------------------------------------
Balance at end of period                                   $ 11,190       $ 10,401       $ 8,282        $ 7,139       $ 5,813
                                                           ==================================================================

Ratio of allowance for loan losses to loans outstanding:
         Average                                               1.38%          1.37%         1.18%          1.23%         1.23%
         End of period                                         1.31           1.31          1.15           1.11          1.09
Ratio of net charge-offs to average loans
       outstanding during the period                           0.21           0.17          1.57           0.31          0.24

Other Income

     Southwest has sought to develop sources of noninterest income through student lending and mortgage banking, in addition to traditional deposit and loan service charges and fees.

     Total other income increased by $1.5 million for fiscal year 1999 compared to 1998 primarily due to increased service charges ($1.2 million) and gains on the sales of three branch locations that were no longer being used ($840,000). The increase in service charges can be attributed to fees earned by Southwest's ATM network, which has expanded into adjoining states during the past several months. These increases were offset by reductions in the gains on sales of residential mortgage loans ($408,000) and government-guaranteed student loans ($222,000). The principal balance of residential mortgage loans sold was $85.7 million during 1999 compared to $124.3 million during 1998. Government-guaranteed student loans sold during 1999 totaled $38.4 million compared to $40.4 million during 1998. Sales of mortgage loans declined principally as a result of increased interest rates, which reduced refinances and overall originations.

     Total other income declined by $3.0 million for fiscal year 1998 compared to 1997 primarily due to the $3.7 million gain on sale of the credit card portfolio in 1997. This reduction was partially offset by increased gains on sales of residential mortgage loans, increased gains on sales of investment securities and increased service charges attributable to its higher demand deposit base during 1998. The principal balance of residential mortgage loans sold was $124.3 million during 1998 compared to $71.0 million during 1997. The gain on sales of investment securities during 1998 occurred when "available for sale" securities were called prior to their stated maturity date or were sold to fund the redemption of Southwest's preferred stock.

Other Expenses

     Southwest's other expenses increased $3.4 million, or 13%, for fiscal year 1999 compared to fiscal year 1998. This increase was primarily the result of a $2.0 million write-down on a single property in other real estate. This property was acquired in the second quarter of 1998 in foreclosure of a problem loan. The property has been recorded by management at its best estimate of fair value less selling costs in accordance with generally accepted accounting principles. Southwest is actively marketing this property. Occupancy expense increased $937,000, due primarily to increased data processing, depreciation, and equipment costs, as systems, facilities and equipment were upgraded.
General and administrative expenses increased $789,000. The increase in general and administrative expenses was due primarily to a $600,000 payment to settle pending litigation and $303,000 in offering expenses paid on behalf of the selling shareholders in Southwest's public offering. These increases were offset by a $546,000 reduction in salaries and employee benefits.

     Southwest's other expenses increased $1.2 million, or 5%, for fiscal year 1998 compared to fiscal year 1997. This increase was primarily the result of an increase in general and administrative expenses. In addition, occupancy expense increased $299,000, due primarily to increased data processing, depreciation, and equipment costs, as systems, facilities and equipment continue to be upgraded, and salaries and employee benefits increased $339,000. These increases were offset by a $305,000 reduction in credit card expense during 1998, reflecting the sale of credit card assets in 1997.

Taxes on Income

     Southwest's income tax expense for fiscal years 1999, 1998, and 1997 was $4.8 million, $5.2 million, and $2.7 million, respectively. Southwest's effective tax rates have been lower than statutory federal and state rates primarily because of tax-exempt income on municipal obligations and loans.

Selected Quarterly Financial Data (Unaudited)

                                                                                      For the Quarter Ended
                                                                        ----------------------------------------------------
                                                                          12-31-99     09-30-99      06-30-99      03-31-99
                                                                        ---------------------------------------------------
                                                                           (dollars in thousands, except per share data)
Operations Data
     Interest income                                                     $   21,097   $   20,038    $   19,644   $   19,816
     Interest expense                                                        11,438       10,534        10,147       10,376
                                                                        ---------------------------------------------------
     Net interest income                                                      9,659        9,504         9,497        9,440
     Provision for loan losses                                                  795          600           425          675
                                                                        ---------------------------------------------------
     Net interest income after provision for loan losses                      8,864        8,904         9,072        8,765
     Gain on sales of securities and loans                                      563          743           402          687
     Other income                                                             1,525        1,751         1,692        1,081
     Other expenses                                                           8,537        7,305         7,338        7,246
                                                                        ---------------------------------------------------
     Income before taxes                                                      2,415        4,093         3,828        3,287
     Taxes on income                                                            754        1,453         1,373        1,177
                                                                        ---------------------------------------------------
     Net income                                                          $    1,661   $    2,640    $    2,455   $    2,110
                                                                        ===================================================
Per Share Data
     Basic earnings per common share                                     $     0.42   $     0.66    $     0.60   $     0.55
     Diluted earnings per common share                                   $     0.42   $     0.64    $     0.59   $     0.54
     Weighted average common shares outstanding:
        Basic                                                             3,937,058    4,036,097     4,077,420    3,843,223
        Diluted                                                           4,006,752    4,114,164     4,153,725    3,941,217

Oklahoma's
[LOGO]

Selected Quarterly Financial Data (Unaudited) (Continued)

                                                                                       For the Quarter Ended
                                                                        ---------------------------------------------------
                                                                          12-31-98     09-30-98      06-30-98     03-31-98
                                                                        ---------------------------------------------------
                                                                            (dollars in thousands, except per share data)
Operations Data
     Interest income                                                     $   19,722   $   20,301    $   20,282   $   19,947
     Interest expense                                                        10,418       10,584        10,634       10,638
                                                                        ---------------------------------------------------
     Net interest income                                                      9,304        9,717         9,648        9,309
     Provision for loan losses                                                  675          930           950          825
                                                                        ---------------------------------------------------
     Net interest income after provision for loan losses                      8,629        8,787         8,698        8,484
     Gain on sales of securities and loans                                      774        1,078           480          586
     Other income                                                             1,029          956         1,014        1,026
     Other expenses                                                           7,040        7,050         6,440        6,452
                                                                        ---------------------------------------------------
     Income before taxes                                                      3,392        3,771         3,752        3,644
     Taxes on income                                                          1,177        1,351         1,342        1,311
                                                                        ---------------------------------------------------
     Net income                                                          $    2,215   $    2,420    $    2,410   $    2,333
                                                                        ===================================================
Per Share Data
     Basic earnings per common share (1)                                 $     0.59   $     0.32    $     0.53   $     0.51
     Diluted earnings per common share (1)                               $     0.57   $     0.31    $     0.51   $     0.50
     Weighted average common shares outstanding:
        Basic                                                             3,798,379    3,796,886     3,794,839    3,790,332
        Diluted                                                           3,902,731    3,913,883     3,926,988    3,908,292

(1) The amount for the three months ended September 30, 1998 is shown after adjustment for $928,000, or $0.24 per common share, of original issue costs relating to the redemption of Southwest's Series A Preferred Stock on September 1, 1998.

Financial Condition

     Southwest's total assets increased by $92.6 million, or 9%, from $1,027.9 million at December 31, 1998 to $1,120.4 million at December 31, 1999 after increasing by $64.6 million, or 7%, between December 31, 1997 and 1998. The growth in assets in 1999 was attributable to increases in both investment securities and outstanding loans. The increase in assets in 1998 was attributable to an increase in outstanding loans.

     Southwest's investment securities increased by $37.0 million, or 21%, from $174.7 million at December 31, 1998 to $211.7 million at December 31, 1999 after decreasing by $13.0 million, or 7%, between December 31, 1997 and 1998. The growth during 1999 came primarily from mortgage-backed securities, which increased by $33.2 million, or 107%, from December 31, 1998 to December 31, 1999. The reduction during 1998 was due primarily to the sale of available for sale securities in connection with the redemption of Southwest's preferred stock on September 1, 1998.

     Loans were $852.8 million at December 31, 1999, an increase of $59.5 million, or 8%, compared to December 31, 1998. Southwest experienced increases in all categories of outstanding loans other than commercial real estate mortgage loans and consumer loans. The allowance for loan losses increased by $789,000, or 8%, from December 31, 1998 to December 31, 1999. At December 31, 1999, the allowance for loan losses was $11.2 million, or 1.31% of total loans, compared to $10.4 million, or 1.31% of total loans, at December 31, 1998.

     Loans were $793.3 million at December 31, 1998, an increase of $74.2 million, or 10%, compared to December 31, 1997. Southwest experienced increases in all categories of outstanding loans other than credit card receivables. Southwest sold its credit card portfolio in the fourth quarter of 1997 after a review of the increasing price competition for its affinity card groups. The allowance for loan losses increased by $2.1 million, or 26%, from December 31, 1997 to December 31, 1998. At December 31, 1998, the allowance for loans losses was $10.4 million, or 1.31% of total loans, compared to $8.3 million, or 1.15% of total loans, at December 31, 1997.

     Southwest's deposits increased by $28.5 million, or 3%, from $843.1 million at December 31, 1998 to $871.6 million at December 31, 1999 after increasing by $1.7 million, or less than 1%, between December 31, 1997 and December 31, 1998. The growth in deposits occurred primarily in time deposits, which increased $32.0 million, or 6% from December 31, 1998 to December 31, 1999. This increase, as well as a $4.2 million increase in money market accounts, was partially offset by a $10.0 million decrease in demand deposits.

Capital Resources

     On March 19, 1999, Southwest completed a public offering of its common stock, including 811,231 shares sold by the Estate of Paul C. Wise and Dr. James
B. Wise and 250,000 newly issued shares sold by Southwest. Southwest received proceeds of $5.4 million, after offering expenses and underwriting discount. The net proceeds were invested in Stillwater National, where the funds were used for general corporate purposes and lending and investment activities.

     At December 31, 1999, total shareholders' equity was $64.3 million compared to $57.8 million at December 31, 1998. Earnings, net of common dividends, contributed $7.3 million to shareholders' equity. Sales of common stock through the dividend reinvestment plan, the employee stock purchase plan and the employee stock option plan contributed an additional $477,000 to shareholders' equity in 1999.

     In April 1999, Southwest implemented a stock repurchase program covering 204,000 shares, or 5% of its outstanding common stock. The program was completed by the end of 1999 with Southwest purchasing 204,000 shares at an average price of $22.05 per share, which reduced common shareholders' equity $4.5 million. In December 1999, Southwest authorized the repurchase of a maximum of an additional 5% of its current outstanding common stock. Repurchases may be made from time to time based on market conditions and other factors.

     Net unrealized holding losses on investment securities available for sale (net of tax) declined to $(1.7) million at December 31, 1999 compared to a net unrealized holding gain of $513,000 at December 31, 1998.

     Southwest redeemed its Series A Preferred Stock on September 1, 1998 for $17.25 million. Funds for this redemption came from the sale of securities purchased with proceeds from the Trust Preferred issued in 1997. At December 31, 1998, total and common shareholders' equity was $57.8 million compared to $68.0 million in total shareholders' equity and $50.7 million in common shareholders' equity at December 31, 1997.

     During 1998, earnings, net of common and preferred stock dividends, contributed $6.8 million to common shareholders' equity. Sale of common stock through the dividend reinvestment plan, the employee stock purchase plan and the employee stock option plan contributed an additional $248,000 to common shareholders' equity in 1998. Net unrealized gains on investment securities available for sale (net of tax) declined to $513,000 at December 31, 1998 as compared to $580,000 at December 31, 1997. As a result, common shareholders' equity increased $7.1 million, or 14%, in 1998.

     Bank holding companies are required to maintain capital ratios in accordance with guidelines adopted by the Federal Reserve Board. The guidelines are commonly known as Risk-Based Capital Guidelines. On December 31, 1999, Southwest exceeded all applicable capital requirements, having a total risk-based capital ratio of 11.34%, a Tier 1 risk-based capital ratio of 9.76%, and a leverage ratio of 8.06%. As of December 31, 1999, Stillwater National also met the criteria for classification as a "well-capitalized" institution under the prompt corrective action rules promulgated under the Federal Deposit Insurance Act. Designation as a well-capitalized institution under these regulations does not constitute a recommendation or endorsement of Southwest or Stillwater National by Federal bank regulators.

Liquidity

     Liquidity is measured by a financial institution's ability to raise funds through deposits, borrowed funds, capital, or the sale of highly marketable assets such as residential mortgage loans. Southwest's portfolio of government-guaranteed student loans and SBA loans are also readily salable. Additional sources of liquidity, including cash flow from the repayment of loans, are also considered in determining whether liquidity is satisfactory. Liquidity is also achieved through growth of deposits and liquid assets, and accessibility to the capital and money markets. These funds are used to meet deposit withdrawals, maintain reserve requirements, fund loans and operate the organization.

     Southwest has available various forms of short-term borrowings for cash management and liquidity purposes. These forms of borrowings include federal funds purchases, securities sold under agreements to repurchase, and borrowings from the Federal Reserve Bank, the Student Loan Marketing Association ("SLMA") and the Federal Home Loan Bank of Topeka ("FHLB"). Stillwater National also carries interest-bearing demand notes issued by the U.S. Treasury in connection with the Treasury Tax and Loan note program. Stillwater National has approved federal funds purchase lines totaling $19.0 million with three other banks. In addition, Stillwater National has available a $35.0 million line of credit from the SLMA and a $152.2 million line of credit from the FHLB. Borrowings under the SLMA line would be secured by student loans. Borrowings under the FHLB line

Oklahoma's
[LOGO]

would be secured by all unpledged securities and other loans. Stillwater National also has available unsecured brokered certificate of deposit lines of credit in connection with its retail certificate of deposit program from Merrill Lynch & Co., Morgan Stanley Dean Witter and Salomon Smith Barney that total $260.0 million.

     During 1997, Stillwater National began selling securities under agreements to repurchase with Stillwater National retaining custody of the collateral. Collateral consists of direct obligations of the U.S. Government or U.S. Government Agency issues, which are designated as pledged with Stillwater National's safekeeping agent. The type of collateral required, and the retention of the collateral and the security sold minimize Stillwater National's risk of exposure to loss. These transactions are for one-to-four day periods.

     Cash and cash equivalents decreased by $6.0 million during 1999. This decrease was the result of cash generated from financing activities (primarily increased deposits and short-term borrowings) of $85.6 million and operating activities of $11.9 million offset by $103.5 million in cash used in investing activities.

     During 1998, cash and cash equivalents decreased by $3.9 million as compared to the year ended December 31, 1997. The increase was the result of cash generated from financing activities (primarily increased deposits) of $56.1 million and operating activities of $12.1 million offset by $72.1 million in cash used in investing activities.

Asset/Liability Management and Quantitative and Qualitative Disclosures about Market Risk

     Southwest's net income is largely dependent on its net interest income. Southwest seeks to maximize its net interest margin within an acceptable level of interest rate risk. Interest rate risk can be defined as the amount of forecasted net interest income that may be gained or lost due to favorable or unfavorable movements in interest rates. Interest rate risk, or sensitivity, arises when the maturity or repricing characteristics of assets differ significantly from the maturity or repricing characteristics of liabilities. Net interest income is also affected by changes in the portion of interest-earning assets that are funded by interest-bearing liabilities rather than by other sources of funds, such as noninterest-bearing deposits and shareholders' equity.

     Southwest attempts to manage interest rate risk while enhancing net interest margin by adjusting its asset/liability position. At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, Southwest may determine to increase its interest rate risk position somewhat in order to increase its net interest margin. Southwest monitors interest rate risk and adjusts the composition of its interest-related assets and liabilities in order to limit its exposure to changes in interest rates on net interest income over time. Southwest's asset/liability committee reviews its interest rate risk position and profitability, and recommends adjustments. The asset/liability committee also reviews the securities portfolio, formulates investment strategies, and oversees the timing and implementation of transactions. Notwithstanding Southwest's interest rate risk management activities, the potential for changing interest rates is an uncertainty that can have an adverse effect on net income.

     "Gap analysis" is a measure of interest rate sensitivity traditionally used in the banking industry. Gap analysis measures the cumulative differences between the amounts of assets and liabilities maturing or repricing within various time periods.

     The following table shows Southwest's interest rate sensitivity gaps for selected maturity periods at December 31, 1999:

                                                      0 to 3        4 to 12       Over 1 to        Over
                                                      Months         Months        5 Years       5 Years        Total
                                                    -------------------------------------------------------------------
                                                                             (dollars in thousands)
Interest-earning assets:
   Loans receivable                                  $436,851      $ 241,751      $131,475       $ 42,731    $  852,808
   Investment securities                               18,552         26,047       146,059         21,024       211,682
   Federal funds sold                                       -              -             -              -             -
   Due from banks                                           6              -             -              -             6
                                                    -------------------------------------------------------------------
        Total                                         455,409        267,798       277,534         63,755     1,064,496

Interest-bearing liabilities:
   Money market deposit accounts                      101,302              -             -              -       101,302
   Time deposits                                      185,070        373,218        52,242            883       611,413
   Savings accounts                                     3,984              -             -              -         3,984
   NOW accounts                                        44,782              -             -              -        44,782
   Short-term borrowings                              151,820              -             -              -       151,820
   Long-term debt                                           -              -             -         25,013        25,013
                                                    -------------------------------------------------------------------
        Total                                         486,958        373,218        52,242         25,896       938,314
                                                    -------------------------------------------------------------------

Interest sensitivity gap                             $(31,549)     $(105,420)     $225,292       $ 37,859      $126,182
                                                    ===================================================================

Cumulative interest sensitivity gap                  $(31,549)     $(136,969)     $  88,323      $126,182    $  126,182
                                                    ===================================================================
Percentage of interest-earning assets
   to interest-bearing liabilities                      93.52%         71.75%       531.25%        246.20%       113.45%
                                                    ===================================================================

Percentage of cumulative gap to total assets            (2.82)%       (12.22)%        7.88%         11.26%        11.26%
                                                    ===================================================================

     It is Southwest's goal to maintain a percentage of rate-sensitive assets to rate-sensitive liabilities of between 75% and 125%. This percentage of rate-sensitive assets to rate-sensitive liabilities presents a static position as of a single day and is not necessarily indicative of Southwest's position at any other point in time and does not take into account the sensitivity of yields and costs of specific assets and liabilities to changes in market rates. The foregoing analysis assumes that Southwest's mortgage-backed securities mature during the period in which they are estimated to prepay. No other prepayment or repricing assumptions have been applied to Southwest's interest-earning assets.

     A principal objective of Southwest's asset/liability management effort is to balance the various factors that generate interest rate risk, thereby maintaining the interest rate sensitivity of Southwest within acceptable risk levels. To measure its interest rate sensitivity position, Southwest utilizes a simulation model that facilitates the forecasting of net interest income under a variety of interest rate and growth scenarios. At December 31, 1999, the model projected net income would decrease by 0.55% if interest rates would immediately fall by 200 basis points. It projects a decrease in net income of 1.66% if interest rates would immediately rise by 200 basis points. The model projected net income would decrease by 0.72% if interest rates would gradually fall by 200 basis points over a one-year time horizon. It projects an increase in net income of 0.34% if interest rates would gradually rise by 200 basis points over a one-year time horizon. The earnings simulation model includes assumptions about how the various components of the balance sheet and rate structure are likely to react through time in different interest rate environments. These assumptions are derived from historical analysis and Management's judgment.

Oklahoma's
[LOGO]

Year 2000

      Many computer programs now in use were not designed to properly recognize years after 1999. If not corrected, these programs could fail or create erroneous results. Southwest created a task force to establish a Year 2000 ("Y2K") plan to prevent or mitigate the adverse effects of the Y2K issue on Southwest and its customers. Goals of the Y2K plan included identifying Y2K risks of information systems and equipment used by Southwest, informing customers of Y2K issues and risks, establishing a contingency plan for operating if Y2K issues cause important systems or equipment to fail, implementing changes necessary to achieve Y2K compliance, and verifying that these changes were effective. The Comptroller of the Currency examined Stillwater National's Y2K compliance plan and its progress in implementation. In addition, the Board of Directors monitored progress under the plan on a monthly basis.

     Southwest has successfully managed the Y2K transition, through the date of this report. No Y2K problems have been detected in the systems used by Southwest, and Southwest is not aware of any material Y2K problems encountered by its customers that would be likely to adversely affect Southwest. Although considered unlikely, unanticipated problems in Southwest's core business processes, including problems associated with non-compliant third parties and disruptions to the economy in general, could still occur. Southwest will continue to monitor all business processes in the year 2000 to address any issues and ensure all processes continue to function properly.

     Southwest's total cash outlay for Y2K compliance in 1999 was less than $1.0 million. This amount includes approximately $469,000 in costs of software and equipment upgrades or replacements and approximately $15,000 in consulting, legal and temporary staffing costs. Southwest estimates that the total effect on net income through year-end 1999, after tax deductions, of these Y2K expenditures and the accelerated write-off of replaced software and equipment was less than $1.0 million. These amounts do not include allocations of the salary and other costs of the Bank's regular personnel. Southwest is funding Y2K expenditures through continuing operations. Final project costs of approximately $5,000 are expected to be incurred in 2000 for ongoing monitoring and support activities.

Effects of Inflation

     The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles and practices within the banking industry that require the measurement of financial position and operating results in terms of historical dollars without considering fluctuations in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Southwest Bancorp, Inc.:

     We have audited the accompanying consolidated statements of financial condition of Southwest Bancorp, Inc. and subsidiaries ("Southwest") as of December 31, 1999 and 1998, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of Southwest's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Southwest Bancorp, Inc. and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Oklahoma City, Oklahoma
January 28, 2000

Oklahoma's
[LOGO]

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
AT DECEMBER 31, 1999 AND 1998
(Dollars in thousands, except per share data)

                                                                                           1999                    1998
                                                                                        ----------              ----------
Assets
Cash and cash equivalents                                                               $   26,340              $   32,339
Investment securities:
     Held to maturity, fair value $71,087 (1999) and $78,772 (1998)                         71,814                  77,575
     Available for sale, amortized cost $134,223 (1999) and $92,104 (1998)                 131,379                  92,960
     Federal Reserve Bank and Federal Home Loan Bank Stock, at cost                          8,489                   4,136
Loans receivable, net of allowance for loan losses
     of $11,190 (1999) and $10,401 (1998)                                                  841,618                 782,918
Accrued interest receivable                                                                  9,413                   8,658
Premises and equipment, net                                                                 20,800                  19,204
Other assets                                                                                10,567                  10,075
                                                                                        ----------              ----------
            Total assets                                                                $1,120,420              $1,027,865
                                                                                        ==========              ==========

Liabilities and shareholders' equity Deposits:
     Noninterest-bearing demand                                                         $  109,754              $  119,755
     Interest-bearing demand                                                                44,782                  43,079
     Money market accounts                                                                 101,302                  97,102
     Savings accounts                                                                        3,984                   3,416
     Time deposits                                                                         611,413                 579,365
                                                                                        ----------              ----------
            Total deposits                                                                 871,235                 842,717
                                                                                        ----------              ----------
Income taxes payable                                                                             -                     151
Accrued interest payable                                                                     6,004                   5,584
Other liabilities                                                                            2,094                   2,027
Short-term borrowings                                                                      151,820                  94,572
Long-term debt:
     Guaranteed preferred beneficial interests in the Company's
         subordinated debentures                                                            25,013                  25,013
                                                                                        ----------              ----------
            Total liabilities                                                            1,056,166                 970,064
                                                                                        ----------              ----------
Commitments and contingencies                                                                    -                       -
Shareholders' equity:
     Serial preferred stock -
         Series A, $1 par value; 1,000,000 shares authorized; none issued                        -                       -
         Class B, $1 par value; 1,000,000 shares authorized; none issued                         -                       -
     Common stock - $1 par value; 20,000,000 shares authorized; issued
         and outstanding 4,081,056 (1999) and 3,799,065 (1998)                               4,081                   3,799
     Capital surplus                                                                        14,855                   9,369
     Retained earnings                                                                      51,385                  44,120
     Accumulated other comprehensive income (loss)                                          (1,708)                    513
     Treasury stock, at cost; 197,931 shares at December 31, 1999                           (4,359)                      -
                                                                                        ----------              ----------
            Total shareholders' equity                                                      64,254                  57,801
                                                                                        ----------              ----------
            Total liabilities & shareholders' equity                                    $1,120,420              $1,027,865
                                                                                        ==========              ==========

See notes to consolidated financial statements.

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
(Dollars in thousands, except per share data)

                                                                 1999                1998                1997
                                                              ----------          ----------          ----------
Interest income:
     Interest and fees on loans                                  $69,373             $69,020             $65,560
     Investment securities:
        U.S. Government and agency obligations                     7,036               8,873               8,667
        State and political subdivisions                             868                 582                 508
        Mortgage-backed securities                                 2,705               1,245               1,234
        Other securities                                             579                 457                 173
     Federal funds sold                                               34                  75                 707
                                                              ----------          ----------          ----------
        Total interest income                                     80,595              80,252              76,849

Interest expense:
     Interest-bearing demand                                         876               1,007                 894
     Money market accounts                                         3,611               3,356               3,836
     Savings accounts                                                 74                  76                  96
     Time deposits                                                29,512              32,614              34,743
     Short-term borrowings                                         6,096               2,895                 340
     Long-term debt                                                2,326               2,326               1,338
                                                              ----------          ----------          ----------
        Total interest expense                                    42,495              42,274              41,247
                                                              ----------          ----------          ----------

Net interest income                                               38,100              37,978              35,602
     Provision for loan losses                                     2,495               3,380              12,104
                                                              ----------          ----------          ----------
Net interest income after provision for loan losses               35,605              34,598              23,498

Other income:
     Service charges and fees                                      4,712               3,550               3,177
     Credit cards                                                     42                  63                 659
     Other noninterest income                                      1,295                 412                 360
     Gain on sale of credit card portfolio                             -                   -               3,745
     Gain on sales of loans receivable                             2,025               2,652               1,936
     Gain on sales of investment securities                          370                 266                  18
                                                              ----------          ----------          ----------
        Total other income                                         8,444               6,943               9,895

Other expenses:
     Salaries and employee benefits                               13,601              14,147              13,808
     Occupancy                                                     5,917               4,980               4,681
     FDIC and other insurance                                        239                 248                 254
     Credit cards                                                      7                   8                 313
     Other real estate                                             2,446                 172                  68
     General and administrative                                    8,216               7,427               6,622
                                                              ----------          ----------          ----------
        Total other expenses                                      30,426              26,982              25,746
                                                              ----------          ----------          ----------
Income before taxes                                               13,623              14,559               7,647
     Taxes on income                                               4,757               5,181               2,667
                                                              ----------          ----------          ----------
Net income                                                       $ 8,866             $ 9,378             $ 4,980
                                                              ==========          ==========          ==========
Net income available to common shareholders                      $ 8,866             $ 7,392             $ 3,393
                                                              ==========          ==========          ==========

Basic earnings per common share                                  $  2.23             $  1.95             $  0.90
                                                              ==========          ==========          ==========
Diluted earnings per common share                                $  2.19             $  1.89             $  0.88
                                                              ==========          ==========          ==========

See notes to consolidated financial statements.

Oklahoma's
[LOGO]

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
(Dollars in thousands)

                                                                        1999                  1998                  1997
                                                                     ----------            ----------            ----------
Net income                                                               $8,866                $9,378                $4,980

Other comprehensive income (loss):
     Unrealized holding gain (loss) on available for
         sale securities                                                 (3,330)                  154                   643
     Reclassification adjustment for (gains) losses
         arising during the period                                         (370)                 (266)                  (18)
                                                                     ----------            ----------            ----------
     Other comprehensive income (loss), before tax                       (3,700)                 (112)                  625
     Tax (expense) benefit related to items
         of other comprehensive income (loss)                             1,479                    45                  (250)
                                                                     ----------            ----------            ----------
     Other comprehensive income (loss), net of tax                       (2,221)                  (67)                  375
                                                                     ----------            ----------            ----------

Comprehensive income                                                     $6,645                $9,311                $5,355
                                                                     ==========            ==========            ----------

See notes to consolidated financial statements.

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
(Dollars in thousands, except per share data)

                                                                                                        Accumulated
                                                                                                           Other
                                      Preferred Stock          Common Stock       Capital   Retained   Comprehensive   Treasury
                                      Shares     Amount       Shares    Amount    Surplus   Earnings   Income (Loss)    Stock
                                      -----------------------------------------------------------------------------------------
Balance, January 1, 1997               690,000    $ 690     3,764,216   $3,764   $ 24,332    $36,041         $   205          -

Cash dividends paid:
    Common, $0.24 per share                  -        -             -        -          -      (905)               -          -
    Preferred, $2.30 per share               -        -             -        -          -    (1,587)               -          -
Cash dividends declared:
    Common, $0.08 per share                  -        -             -        -          -      (303)               -          -
Common stock issued:
    Employee Stock Option Plan               -        -        14,000       14        237          -               -          -
    Employee Stock Purchase                  -        -         3,767        4         78          -               -          -
    Plan
    Dividend Reinvestment Plan               -        -         5,856        6        117          -               -          -
Other comprehensive income
    (loss), net of tax                       -        -             -        -          -          -             375          -
Net income                                   -        -             -        -          -      4,980               -          -
                                      -----------------------------------------------------------------------------------------
Balance, December 31, 1997             690,000      690     3,787,839    3,788     24,764     38,226             580          -

Cash dividends paid:
    Common, $0.27 per share                  -        -             -        -          -    (1,024)               -          -
    Preferred, $1.725 per                    -        -             -        -          -    (1,190)               -          -
    share
Cash dividends declared:
    Common, $0.09 per share                  -        -             -        -          -      (342)               -          -
Common stock issued:
    Employee Stock Option Plan               -        -         5,000        5         68          -               -          -
    Employee Stock Purchase                  -        -         2,557        2         69          -               -          -
    Plan
    Dividend Reinvestment Plan               -        -         3,669        4        100          -               -          -
Preferred Stock Redeemed              (690,000)    (690)            -        -    (15,632)      (928)              -          -
Other comprehensive income
    (loss), net of tax                       -        -             -        -          -          -             (67)         -
Net income                                   -        -             -        -          -      9,378               -          -
                                      -----------------------------------------------------------------------------------------
Balance, December 31, 1998                   -        -     3,799,065    3,799      9,369     44,120             513          -

Cash dividends paid:
    Common, $0.30 per share                  -        -             -        -          -    (1,214)               -          -
Cash dividends declared:
    Common, $0.10 per share                  -        -             -        -          -      (387)               -          -
Common stock issued:
    Employee Stock Option Plan               -        -        30,000       30        352          -               -          -
    Employee Stock Purchase                  -        -         1,269        1         29          -               -    $    29
    Plan
    Dividend Reinvestment Plan               -        -           722        1         17          -               -         18
    Public Offering                          -        -       250,000      250      5,101          -               -          -
Other comprehensive income
    (loss), net of tax                       -        -             -        -          -          -          (2,221)         -
Treasury shares purchased, net               -        -             -        -       (13)          -               -     (4,406)
Net income                                   -        -             -        -          -      8,866               -          -
                                      -----------------------------------------------------------------------------------------
Balance, December 31, 1999                   -        -     4,081,056   $4,081    $14,855    $51,385         $(1,708)   $(4,359)
                                      =========================================================================================

                                      Total
                                      Share-
                                     holders'
                                      Equity
                                     --------
Balance, January 1, 1997             $ 65,032

Cash dividends paid:
    Common, $0.24 per share              (905)
    Preferred, $2.30 per share         (1,587)
Cash dividends declared:
    Common, $0.08 per share              (303)
Common stock issued:
    Employee Stock Option Plan            251
    Employee Stock Purchase                82
    Plan
    Dividend Reinvestment Plan            123
Other comprehensive income
    (loss), net of tax                    375
Net income                              4,980
                                     --------
Balance, December 31, 1997             68,048

Cash dividends paid:
    Common, $0.27 per share            (1,024)
    Preferred, $1.725 per              (1,190)
    share
Cash dividends declared:
    Common, $0.09 per share              (342)
Common stock issued:
    Employee Stock Option Plan             73
    Employee Stock Purchase                71
    Plan
    Dividend Reinvestment Plan            104
Preferred Stock Redeemed              (17,250)
Other comprehensive income
    (loss), net of tax                    (67)
Net income                              9,378
                                     --------
Balance, December 31, 1998             57,801

Cash dividends paid:
    Common, $0.30 per share            (1,214)
Cash dividends declared:
    Common, $0.10 per share              (387)
Common stock issued:
    Employee Stock Option Plan            382
    Employee Stock Purchase                59
    Plan
    Dividend Reinvestment Plan             36
    Public Offering                     5,351
Other comprehensive income
    (loss), net of tax                (2,221)
Treasury shares purchased, net         (4,419)
Net income                              8,866
                                     --------
Balance, December 31, 1999           $ 64,254
                                     ========

See notes to consolidated financial statements.

Oklahoma's
[LOGO]

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
(Dollars in thousands)

                                                                            1999         1998          1997
                                                                         ----------   ----------    ----------
Operating activities:
    Net income                                                            $   8,866    $   9,378     $   4,980
    Adjustments to reconcile net income to net
        cash (used in) provided from operating activities:
           Provision for loan losses                                          2,495        3,380        12,104
           Depreciation and amortization expense                              2,284        1,883         1,577
           Amortization of premiums and accretion of
              discounts on securities, net                                      278          171           113
           Amortization of intangibles                                          273          293           221
           (Gain) Loss on sales/calls of securities                            (370)        (266)          (18)
           (Gain) Loss on sales of loans receivable                          (2,025)      (2,652)       (1,936)
           (Gain) Loss on sale of credit card portfolio                           -            -        (3,745)
           (Gain) Loss on sales of premises/equipment                          (851)          37           (25)
           (Gain) Loss on other real estate owned, net                        1,950          (34)           13
           Proceeds from sales of residential mortgage loans                 86,845      125,885        71,710
           Residential mortgage loans originated for resale                 (86,203)    (124,307)      (69,205)
    Changes in assets and liabilities:
        Accrued interest receivable                                            (755)         225        (1,483)
        Other assets                                                         (1,205)      (1,034)       (1,879)
        Income taxes payable                                                   (151)        (370)          334
        Accrued interest payable                                                420         (920)        1,443
        Other liabilities                                                        21          417         (720)
                                                                         ----------    ---------    ----------
           Net cash (used in) provided from operating activities             11,872       12,086        13,484
                                                                         ----------    ---------    ----------
Investing activities:
    Proceeds from sales of available for sale securities                        283       14,097             -
    Proceeds from principal repayments, calls and maturities:
        Held to maturity securities                                          24,291       29,001        19,649
        Available for sale securities                                        28,136       34,610        18,017
    Purchases of held to maturity securities                                (21,141)     (19,734)      (23,178)
    Purchases of available for sale securities                              (67,837)     (44,635)      (51,439)
    Purchases of Federal Reserve Bank and Federal Home Loan
        Bank stock                                                           (4,353)        (286)       (2,908)
    Loans originated and principal repayments, net                          (99,106)    (119,769)     (145,116)
    Proceeds from sale of credit card portfolio                                   -            -        21,798
    Proceeds from sales of guaranteed student loans                          39,265       41,503        40,545
    Purchases of premises and equipment                                      (4,186)      (7,680)       (5,603)
    Proceeds from sales of premises and equipment                             1,157          127           129
    Proceeds from sales of other real estate owned                                -          619           210
                                                                         ----------    ---------    ----------
           Net cash (used in) provided from investing activities           (103,491)     (72,147)     (127,896)
                                                                         ----------    ---------    ----------
Financing activities:
    Net increase (decrease) in deposits                                      28,518        1,636        87,480
    Net increase (decrease) in short-term borrowings                         57,248       74,024        17,563
    Net proceeds from issuance of common stock                                5,768          248           456
    Redemption of preferred stock                                                 -      (17,250)            -
    Proceeds from issuance of subordinated debentures                             -            -        25,013
    Purchases of treasury stock, net                                         (4,359)           -             -
    Common stock dividends paid                                              (1,555)      (1,327)       (1,168)
    Preferred stock dividends paid                                                -       (1,190)       (1,587)
                                                                         ----------    ---------    ----------
           Net cash (used in) provided from financing activities             85,620       56,141       127,757
                                                                         ----------    ---------    ----------
Net increase (decrease) in cash and cash equivalents                         (5,999)      (3,920)       13,345
Cash and cash equivalents,
    Beginning of period                                                      32,339       36,259        22,914
                                                                         ----------    ---------    ----------
    End of period                                                         $  26,340     $ 32,339     $  36,259
                                                                         ==========    =========    ==========

See notes to consolidated financial statements.

SOUTHWEST BANCORP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

1.  Summary of Significant Accounting and Reporting Policies

     Organization and Nature of Operations - Southwest Bancorp, Inc. ("Southwest") was incorporated in 1981 as a bank holding company headquartered in Stillwater, Oklahoma engaged primarily in commercial and consumer banking services in the State of Oklahoma. The accompanying consolidated financial statements include the accounts of Stillwater National Bank and Trust Company ("Stillwater National"), a national bank established in 1894, and SBI Capital Trust, a Delaware business trust established in 1997. Stillwater National and SBI Capital Trust are wholly owned, direct subsidiaries of Southwest. All significant intercompany balances and transactions have been eliminated.

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

     Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from depository institutions, and federal funds sold. Federal funds sold are sold for one-to-four day periods.

     Investment Securities - Investments in debt and equity securities are identified as held to maturity and available for sale based on management considerations of asset/liability strategy, changes in interest rates and prepayment risk, the need to increase capital and other factors. Southwest had no investments held for trading purposes for any period presented. Under certain circumstances (including the deterioration of the issuer's creditworthiness, a change in tax law, or statutory or regulatory requirements), Southwest may change the investment security classification. The classifications Southwest utilizes determines the related accounting treatment for each category of investments. Available for sale securities are accounted for at fair value with unrealized gains or losses, net of taxes, excluded from operations and reported as accumulated other comprehensive income in the consolidated statements of financial condition. Held to maturity securities are accounted for at amortized cost.

     All investment securities are adjusted for amortization of premiums and accretion of discounts. Amortization of premiums and accretion of discounts are recorded to operations over the contractual maturity or estimated life of the individual investment on the level yield method. Southwest has the ability and intent to hold to maturity its investment securities classified as held to maturity. Gain or loss on sale of investments is based upon the specific identification method. Income earned on Southwest's investments in state and political subdivisions is not taxable.

     Federal Reserve Bank ("FRB") and Federal Home Loan Bank ("FHLB") stock are not readily marketable, therefore these investments are carried at cost which approximates fair value.

     Loans Receivable - Interest on loans is accrued and credited to operations based upon the principal amount outstanding. In general, accrued interest income on impaired loans is written off after the loan is 90 days past due; subsequent interest income is recorded when cash receipts are received from the borrower. Stillwater National originates real estate mortgage loans and government-guaranteed student loans for portfolio investment or sale in the secondary market. During the period of origination, real estate mortgage loans are designated as held either for investment purposes or sale. Mortgage loans held for sale are generally sold within a one-month period from loan closing at amounts approximating par value of the loans. Government-guaranteed student loans are generally sold after Southwest has been notified of the borrower's change from deferment status, which can range from one to five years, or longer. Real estate mortgage loans held for sale and government-guaranteed student loans are carried at cost, which does not exceed market. Gains or losses recognized upon the sales of loans are determined on a specific identification basis.

     Allowance for Loan Losses - The allowance for loan losses is established through a provision for loan losses charged to operations. Loans which are determined to be impaired are charged against this allowance, to the

Oklahoma's
[LOGO]

extent of the impairment, and recoveries, if any, are added to the allowance. A loan is considered to be impaired when, based on current information and events, it is probable that Southwest will be unable to collect all amounts due according to the contractual terms of the loan agreement. The allowance for loan losses related to loans that are identified for evaluation of impairment is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Smaller balance, homogeneous loans, including mortgage, student and consumer, are collectively evaluated for impairment. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. All of Southwest's nonaccrual loans have been defined as impaired loans.

     Premises and Equipment - Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful life of each asset, which ranges from three to forty years. Southwest reviews the carrying value of long-lived assets used in operations when changes in events or circumstances indicate that the assets might have become impaired. This review initially includes a comparison of carrying value to the undiscounted cash flows estimated to be generated by those assets. If this review indicates that an asset is impaired, Southwest records a charge to operations to reduce the asset's carrying value to fair value, which is based on estimated discounted cash flows. Long-lived assets that are held for disposal are valued at the lower of the carrying amount or fair value less cost to sell.

     Other Real Estate Owned - Other real estate owned is initially recorded at the lesser of the fair value less the estimated costs to sell the asset or the recorded amount of the related loan. Write-downs of carrying value required at the time of foreclosure are recorded as a charge to the allowance for loan losses. Costs related to the development of such real estate are capitalized whereas those related to holding the property are expensed. Foreclosed property is subject to periodic revaluation based upon estimates of fair value. In determining the valuation of other real estate owned, management obtains independent appraisals for significant properties. Valuation adjustments are provided, as necessary, by charges to operations.

     Profit from sales of foreclosed property by Southwest is recognized in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 66, Accounting for Sales of Real Estate. Losses are recognized as incurred.

     Intangibles - Intangibles consist of goodwill and mortgage servicing rights and are included in other assets in the consolidated statements of financial condition. Goodwill is amortized using the straight-line method over 15 years. Mortgage servicing rights are capitalized based on estimated fair market value at the point of origination. The servicing rights are amortized on an individual loan by loan basis over the period of estimated net servicing income. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. The capitalized amounts and amortization of the mortgage servicing rights is not material. Southwest reviews the carrying value of intangible assets annually for impairment. Assets are considered impaired when the balances are not recoverable from estimated future cash flows. At December 31, 1999 and 1998, Stillwater National had recorded cumulative amortization of $1.8 million and $1.5 million, respectively.

     Deposits - The total amount of time deposits with a minimum denomination of $100,000 was approximately $270.5 million and $174.4 million at December 31, 1999 and 1998, respectively. The total amount of overdrawn deposit accounts that were reclassified as loans at December 31, 1999 and 1998 was $574,000 and $1.5 million, respectively.

     Long-term Debt - The long-term debt consists of the Guaranteed Preferred Beneficial Interests in Southwest's Subordinated Debentures purchased from SBI Capital Trust. See Note 6.

     Loan Servicing Income - Southwest earns fees for servicing real estate mortgages owned by others. These fees are generally calculated on the outstanding principal balance of the loans serviced and are recorded as income when received.

     Taxes on Income - Southwest and its subsidiaries file consolidated income tax returns. Deferred income taxes arise from temporary differences between financial and tax bases of certain assets and liabilities. A valuation allowance will be established if it is more likely than not that some portion of the deferred tax asset will not be realized.

     Earnings per Common Share - Basic earnings per common share is computed based upon net income, after deducting the dividend requirements of preferred stock, divided by the weighted average number of common shares outstanding during each period. Diluted earnings per common share is computed based upon net income, after deducting the preferred stock dividend requirements, divided by the weighted average number of common shares outstanding during each period adjusted for the effect of dilutive potential common shares calculated using the treasury stock method. For 1998, earnings available to common shareholders also reflected an adjustment of $928,000 of original issue costs relating to the redemption of Southwest's Series A Preferred Stock on September 1, 1998. At December 31, 1999, 1998 and 1997, Southwest had 194,925, zero, and 3,858 antidilutive options to purchase common shares, respectively. The following is a reconciliation of net income available to common shareholders and the common shares used in the calculations of basic and diluted earnings per common share:

                                                                1999              1998               1997
                                                             ----------        ----------         ----------
                                                                          (dollars in thousands)
Net income                                                   $    8,866        $    9,378         $    4,980
Less: preferred stock dividend requirement                            -            (1,058)            (1,587)
Less: redemption price of preferred stock
    in excess of the carrying amount                                  -              (928)                 -
                                                             ----------        ----------         ----------
Net income available to common shareholders                  $    8,866        $    7,392         $    3,393
                                                             ==========        ==========         ==========

Weighted average common shares outstanding:
    Basic earnings per share                                  3,973,878         3,795,136          3,773,037
Effect of dilutive securities:
    Stock options                                                80,790           119,009             99,851
                                                             ----------        ----------         ----------
Weighted average common shares outstanding:
    Diluted earnings per share                                4,054,668         3,914,145          3,872,888
                                                             ==========        ==========         ==========

     Comprehensive Income - During 1998, Southwest adopted the provisions of SFAS No. 130, Reporting Comprehensive Income. This statement requires presentation of comprehensive income (net income plus all other changes in shareholders' equity from non-equity sources). The Company's comprehensive income consists of its net income and unrealized holding gains (losses) in its available for sale securities.

     Segment Reporting - During 1998, Southwest adopted the provision of SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. Southwest has determined it only has one segment, as that term is defined in SFAS No. 131.

     Trust - Southwest offers trust services to customers through its relationship with the Trust Company of Oklahoma, a trust services company. Property (other than cash on deposit) held by Stillwater National in a fiduciary or agency capacity for its customers is not included in the consolidated statements of financial condition as it is not an asset or liability of Stillwater National.

     Liquidity - Stillwater National is required by the Federal Reserve Bank to maintain average reserve balances. Cash and due from banks in the consolidated statements of financial condition include restricted amounts of $61,000 and $809,000 at December 31, 1999 and 1998, respectively.

     Reclassifications - Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

Oklahoma's
[LOGO]

2.  Investment Securities

     A summary of the amortized cost and fair values of investment securities follows:

                                                                      At December 31, 1999
                                                  ----------------------------------------------------------
                                                                       Gross Unrealized
                                                    Amortized                                        Fair
                                                       Cost          Gains          Losses          Value
                                                  ----------------------------------------------------------
                                                                      (dollars in thousands)
Held to Maturity:
U.S. Government and agency obligations               $ 45,349          $   76         $  317       $ 45,108
Obligations of state and political subdivisions        26,465               1            487         25,979
                                                 ------------    ------------    -----------    -----------
    Total                                            $ 71,814          $   77         $  804       $ 71,087
                                                 ============    ============    ===========    ===========

Available for Sale:
U.S. Government and agency obligations               $ 61,637          $   37         $1,260       $ 60,414
Obligations of state and political subdivisions         4,794               -             89          4,705
Mortgage-backed securities                             65,760              83          1,641         64,202
Equity securities                                       2,032              28              2          2,058
                                                 ------------    ------------    -----------    -----------
    Total                                            $134,223          $  148         $2,992       $131,379
                                                 ============    ============    ===========    ===========


                                                                     At December 31, 1998
                                                 ----------------------------------------------------------
                                                                       Gross  Unrealized
                                                   Amortized                                        Fair
                                                      Cost           Gains          Losses          Value
                                                 ----------------------------------------------------------
                                                                    (dollars in thousands)
Held to Maturity:
U.S. Government and agency obligations               $ 64,063          $1,193         $    -       $ 65,256
Obligations of state and political subdivisions        13,512              77             73         13,516
                                                 ------------    ------------    -----------    -----------
    Total                                            $ 77,575          $1,270         $   73       $ 78,772
                                                 ============    ============    ===========    ===========

Available for Sale:
U.S. Government and agency obligations               $ 57,001          $  667         $   75       $ 57,593
Obligations of state and political subdivisions         1,852              12              4          1,860
Mortgage-backed securities                             31,213              35            228         31,020
Equity securities                                       2,038             449              -          2,487
                                                 ------------    ------------    -----------    -----------
    Total                                            $ 92,104          $1,163         $  307       $ 92,960
                                                 ============    ============    ===========    ===========

     As required by law, investment securities are pledged to secure public and trust deposits, as well as the Sweep Repurchase Agreement Product and borrowings from the FHLB. Securities with an amortized cost of $188.5 million and $162.1 million were pledged to meet such requirements of $80.6 million and $89.6 million at December 31, 1999 and 1998, respectively. Any amount overpledged can be released at any time.

     A comparison of the amortized cost and approximate fair value of Southwest's debt securities by maturity date at December 31, 1999 follows. Mortgage-backed securities are included in the period in which they are estimated to prepay.

                                               Amortized           Fair            Amortized           Fair
                                                 Cost              Value             Cost              Value
                                            -----------------------------------------------------------------
                                                                   (dollars in thousands)
One year or less                               $ 12,794          $ 12,671           $23,279           $23,295
Two years through five years                    100,095            97,846            48,315            47,574
Five years through ten years                     11,971            11,887               220               218
More than ten years                               7,331             6,917                 -                 -
                                            -----------       -----------       -----------       -----------
Total                                          $132,191          $129,321           $71,814           $71,087
                                            ===========       ===========       ===========       ===========

     Gross realized gains/(losses) on sales of investment securities were $370,000, $266,000, and $18,000 during 1999, 1998 and 1997, respectively. The gross proceeds from such sales of investment securities totaled approximately $283,000, $14.1 million, and $0 during 1999, 1998 and 1997, respectively. All of the gain on sales of investment securities during 1997 and a portion of the gain on sales of investment securities during 1999 and 1998 occurred when securities classified as "held to maturity" and "available for sale", originally purchased at a discount, were called prior to their stated maturity dates.

3.  Loans Receivable

     Major classifications of loans are as follows:

                                                                                       At December 31,
                                                                                -----------------------------
                                                                                     1996              1998
                                                                                -----------------------------
                                                                                    (dollars in thousands)
Real estate mortgage:
     Commercial                                                                    $263,216          $275,729
     One-to-four family residential                                                 102,973            83,657
Real estate construction                                                             85,511            76,544
Commercial                                                                          296,415           252,341
Installment and consumer:
     Government-guaranteed student loans                                             69,873            65,242
     Other                                                                           34,820            39,806
                                                                                -----------       -----------
                                                                                    852,808           793,319
Allowance for loan losses                                                           (11,190)          (10,401)
                                                                                -----------       -----------

Loans receivable, net                                                              $841,618          $782,918
                                                                                ===========       ===========

     Stillwater National extends commercial and consumer credit primarily to customers in the State of Oklahoma, which subjects the loan portfolio to the general economic conditions within this area. At December 31, 1999 and 1998, substantially all of Stillwater National's loans are collateralized with real estate, inventory, accounts receivable and/or other assets or guaranteed by agencies of the United States Government.

     Loans to individuals and businesses in the healthcare industry totaled $102.1 million, or 12% of total loans. Stillwater National does not have any other concentrations of loans to individuals or businesses involved in a single industry of more than 5% of total loans. In the event of total nonperformance by the borrowers, Stillwater National's accounting loss would be limited to the recorded investment in the loans receivable reduced by proceeds received from disposition of the related collateral.

Oklahoma's
[LOGO]

     Stillwater National had loans which were held for sale of $14.9 million and $14.2 million at December 31, 1999 and 1998, respectively. These loans are carried at cost, which does not exceed market. Government-guaranteed student loans are generally sold to a single servicer. A substantial portion of the one-to-four family residential loans and loan servicing rights are sold to three servicers.

     The principal balance of loans for which accrual of interest has been discontinued totaled approximately $5.2 million and $872,000 at December 31, 1999 and 1998, respectively. If interest on those loans had been accrued, the interest income as reported in the accompanying consolidated statements of operations would have increased by approximately $549,000, $682,000 and $144,000 for 1999, 1998 and 1997, respectively.

     The unpaid principal balance of real estate mortgage loans serviced for others totaled $109.3 million and $126.4 million at December 31, 1999 and 1998, respectively. Stillwater National maintained escrow accounts totaling $512,000 and $474,000 for real estate mortgage loans serviced for others at December 31, 1999 and 1998, respectively.

     The following table sets forth the remaining maturities for certain loan categories at December 31, 1999. Student loans that do not have stated maturities are treated as due in one year or less.


                                                 One year          One to           Over
                                                 or less         five years      five years        Total
                                                ---------        ----------      ----------     -----------
                                                                  (dollars in thousands)
Real estate mortgage:
    Commercial                                   $ 24,983          $ 50,448        $187,785        $263,216
    One-to-four family residential                 15,512            42,671          44,790         102,973
Real estate construction                           53,168            16,361          15,982          85,511
Commercial                                        133,096           106,297          57,022         296,415
Installment and consumer:
    Government-guaranteed student loans            69,873                 -               -          69,873
    Other                                          12,947            21,082             791          34,820
                                                ---------        ----------      ----------     -----------
    Total                                        $309,579          $236,859        $306,370        $852,808
                                                =========        ==========      ==========     ===========

     The following table sets forth at December 31, 1999 the dollar amount of all loans due more than one year after December 31, 1999.

                                                                  Fixed          Variable          Total
                                                                 --------        --------       ----------
                                                                            (dollars in thousands)
Real estate mortgage:
    Commercial                                                    $ 46,057        $192,176        $238,233
    One-to-four family residential                                  31,526          55,935          87,461
Real estate construction                                             3,716          28,627          32,343
Commercial                                                          26,362         136,957         163,319
Installment and consumer:
    Government-guaranteed student loans                                  -               -               -
    Other                                                           19,461           2,412          21,873
                                                                 ---------      ---------      ----------
    Total                                                         $127,122        $416,107        $543,229
                                                                 =========       =========      ==========

     The allowance for loan losses is summarized as follows:

                                                                    For the Years Ended December 31,
                                                         ---------------------------------------------------
                                                            1999                 1998                 1997
                                                         ---------------------------------------------------
                                                                          (dollars in thousands)
Beginning balance                                           $10,401              $ 8,282            $  7,139
Provision for loan losses                                     2,495                3,380              12,104
Loans charged off                                            (2,348)              (2,374)            (11,528)
Recoveries                                                      642                1,113                 567
                                                         ----------            ---------          ----------

Total                                                       $11,190              $10,401            $  8,282
                                                         ==========            =========          ==========

     As of December 31, 1999 and 1998, impaired loans totaled $7.3 million and $923,000 and had been allocated a related allowance for loan loss of $1.6 million and $155,000, respectively. The average balance of impaired loans totaled $5.9 million and $3.4 million for the years ended December 31, 1999 and 1998. Interest income recognized on impaired loans totaled $330,000, $203,000 and $187,000, respectively, for the years ended December 31, 1999, 1998 and 1997.

     Directors and officers of Southwest and Stillwater National were customers of, and had transactions with, Stillwater National in the ordinary course of business, and similar transactions are expected in the future. All loans included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of loss or present other unfavorable features. Certain officers, directors, employees, and companies in which they have partial ownership had indebtedness to Stillwater National totaling $1.2 million and $1.4 million at December 31, 1999 and 1998, respectively. During 1999, $2.4 million of new loans were made to these persons and repayments totaled $2.6 million.

                                                                                       At December 31,
                                                                               -----------------------------
                                                                                    1999             1998
                                                                               -----------------------------
                                                                                (dollars in thousands)
Land                                                                            $  4,407            $  4,361
Buildings and improvements                                                         9,864               4,081
Furniture, fixtures, and equipment                                                17,551              15,225
Construction/Remodeling in progress                                                  675               5,654
                                                                               ---------          ----------
                                                                                  32,497              29,321
Accumulated depreciation and amortization                                        (11,697)            (10,117)
                                                                               ---------          ----------

Premises and equipment, net                                                     $ 20,800            $ 19,204
                                                                               =========          ==========

Oklahoma's
[LOGO]

5.  Other Borrowed Funds

     During 1999, the only categories of short-term borrowings whose averages exceeded 30% of ending shareholders' equity were repurchase agreements and funds borrowed from the FHLB.

                                                                                       At December 31,
                                                                  --------------------------------------------------
                                                                       1999               1998              1997
                                                                  --------------------------------------------------
                                                                                 (dollars in thousands)
Amounts outstanding at end of period:
     Treasury, tax and loan note option                               $  2,500            $   601           $ 1,595
     Federal funds purchased and securities sold
         under repurchase agreements                                    40,270             55,971            18,953
     Borrowed from the Federal Home Loan Bank                          109,050             38,000                 -
     Other short-term borrowings                                             -                  -                 -

Weighted average rate outstanding:
     Treasury, tax and loan note option                                   4.52%              4.11%             5.25%
     Federal funds purchased and securities sold
         under repurchase agreements                                      5.08               4.65              4.94
     Borrowed from the Federal Home Loan Bank                             5.64               5.14                 -
     Other short-term borrowings                                             -                  -                 -

Maximum amounts of borrowings outstanding at any month-end:
     Treasury, tax and loan note option                               $  2,715            $ 2,500           $ 1,843
     Federal funds purchased and securities sold
         under repurchase agreements                                    52,588             56,329            19,953
     Borrowed from the Federal Home Loan Bank                          124,150             38,000                 -
     Other short-term borrowings                                             -                  -             5,000

Approximate average short-term borrowings outstanding for the year:
     Treasury, tax and loan note option                               $  1,568            $ 1,589           $ 1,205
     Federal funds purchased and securities sold
         under repurchase agreements                                    41,087             33,965             4,657
     Borrowed from the Federal Home Loan Bank                           78,701             20,576                 -
     Other short-term borrowings                                            11                 26               743

Approximate weighted average rate for the year:
     Treasury, tax and loan note option                                   4.85%              5.14%             5.36%
     Federal funds purchased and securities sold
         under repurchase agreements                                      4.56               4.99              4.98
     Borrowed from the Federal Home Loan Bank                             5.27               5.43                 -
     Other short-term borrowings                                          4.50               5.80              5.84

     Southwest entered into an agreement with the FHLB to obtain advances from the FHLB from time to time. The terms of the agreement are set forth in the Advance, Pledge and Security Agreement (the "Agreement"). The FHLB requires that Southwest pledge collateral on such advances. Under the terms of the Agreement, the discounted value of the collateral, as defined by the FHLB, should at all times be at least equal to the amount
30
borrowed by Southwest. Such advances outstanding are subject to a blanket collateral arrangement which requires the pledging of eligible collateral to secure such advances. Such collateral principally includes certain loans and securities. At December 31, 1999, loans pledged under the Agreement were $93.4 million and investment securities (at carrying value) were $58.9 million. The FHLB did not require specific identification of loans or securities pledged in 1998.

6.  Long-Term Debt

     On June 4, 1997, SBI Capital Trust, a newly-formed subsidiary of Southwest, issued 1,000,500 of its 9.30% Cumulative Trust Preferred Securities (the "Trust Preferred") in an underwritten public offering for an aggregate price of $25,012,500. Proceeds of the Trust Preferred were invested in the 9.30% Subordinated Debentures (the "Subordinated Debentures") of Southwest. After deducting underwriter's compensation and other expenses of the offering, the net proceeds were available to Southwest to increase capital and for general corporate purposes, including use in investment activities and Stillwater National's lending activities, and the redemption, in whole, of Southwest's 9.20% Redeemable Cumulative Preferred Stock, Series A (the "Series A Preferred Stock"). Interest payments on the Subordinated Debentures are deductible for federal income tax purposes.

     The Trust Preferred and the Subordinated Debentures each mature on July 31, 2027. If certain conditions are met, the maturity dates of the Trust Preferred and the Subordinated Debentures may be shortened to a date not earlier than July 31, 2002, or extended to a date not later than July 31, 2036. The Trust Preferred and the Subordinated Debentures also may be redeemed prior to maturity if certain events occur. The Trust Preferred is subject to mandatory redemption, in whole or in part, upon repayment of the Subordinated Debentures at maturity or their earlier redemption. Southwest also has the right, if certain conditions are met, to defer payment of interest on the Subordinated Debentures, which would result in a deferral of dividend payments on the Trust Preferred, at any time or from time to time for a period not to exceed 20 consecutive quarters in a deferral period.

     Southwest and SBI Capital Trust believe that, taken together, the obligations of Southwest under the Trust Preferred Guarantee Agreement, the Amended and Restated Trust Agreement, the Subordinated Debentures, the Indenture and the Agreement As To Expenses and Liabilities, entered into in connection with the offering of the Trust Preferred and the Subordinated Debentures, in the aggregate constitute a full and unconditional guarantee by Southwest of the obligations of SBI Capital Trust under the Trust Preferred.

     SBI Capital Trust is a Delaware business trust created for the purpose of issuing the Trust Preferred and purchasing the Subordinated Debentures, which are its sole assets. Southwest owns all of the 30,960 outstanding common securities, liquidation value $25 per share, (the "Common Securities") of SBI Capital Trust.

     The Trust Preferred meet the regulatory criteria for Tier I capital, subject to Federal Reserve guidelines that limit the amount of the Trust Preferred and cumulative perpetual preferred stock to an aggregate of 25% of Tier I capital. At December 31, 1999, $22.0 million of the Trust Preferred was included in Tier I Capital.

     For accounting purposes, the Trust Preferred is presented on the Consolidated Statements of Financial Condition as a separate category of long-term debt entitled "Guaranteed Preferred Beneficial Interests in Southwest's Subordinated Debentures."

Oklahoma's
[LOGO]

7.  Income Taxes

     The components of taxes on income follow:

                                                                          For the Years Ended December 31,
                                                                 ---------------------------------------------------
                                                                     1999               1998                1997
                                                                 ---------------------------------------------------
                                                                                (dollars in thousands)
Current tax expense:
     Federal                                                          $4,959             $5,437              $3,266
     State                                                               711                726                 366
Deferred tax benefit:
     Federal                                                           (766)              (849)               (820)
     State                                                             (147)              (133)               (145)
                                                                 ------------        -----------        ------------
Taxes on income                                                       $4,757             $5,181              $2,667
                                                                 ============        ===========        ============

     The taxes on income reflected in the accompanying consolidated statements of operations differs from the expected U.S. Federal income tax rates for the following reasons:

                                                                        For the Years Ended December 31,
                                                                 ---------------------------------------------------
                                                                     1999               1998                1997
                                                                 ---------------------------------------------------
                                                                             (dollars in thousands)
Computed tax expense at statutory rates                               $4,768             $5,096              $2,600
Increase (decrease) in income
taxes resulting from:
     Benefit of income not subject to U.S. Federal
         income tax                                                    (403)              (287)               (240)
     State income taxes, net of Federal income
         tax benefit                                                     377                386                 146
     Other                                                                15               (14)                 161
                                                                 ------------        -----------        ------------
Taxes on income                                                       $4,757             $5,181              $2,667
                                                                 ============        ===========        ============

     Deferred tax expense (benefit) relating to temporary differences includes the following components:

                                                                        For the Years Ended December 31,
                                                                 ---------------------------------------------------
                                                                    1999               1998                1997
                                                                 ---------------------------------------------------
                                                                             (dollars in thousands)
Provision for loan losses                                             $(305)             $(897)              $(772)
Accumulated depreciation                                                 193                239                 158
Intangibles                                                               18                (4)                (16)
Write-downs on other real estate owned                                 (754)                 17                   5
Other                                                                   (65)              (337)               (340)
                                                                 ------------        -----------        ------------
Total                                                                 $(913)             $(982)              $(965)
                                                                 ============        ===========        ============

     Net deferred tax assets of $5.9 million and $3.4 million at December 31, 1999 and 1998, respectively, are reflected in the accompanying consolidated statements of financial condition in other assets. There were no valuation allowances at December 31, 1999 or 1998.

     Temporary differences that give rise to the deferred tax assets (liabilities) include the following:

                                                                          At December 31,
                                                                 ----------------------------------
                                                                     1999                1998
                                                                 ----------------------------------
                                                                      (dollars in thousands)
Provision for loan losses                                              $ 4,327             $ 4,022
Accumulated depreciation                                               (1,242)             (1,073)
Intangibles                                                                164                 182
Write-downs on other real estate owned                                     767                  13
Deferred compensation accrual                                              260                 186
Other                                                                      501                 534
                                                                 --------------     ---------------
                                                                         4,777               3,864
Deferred taxes (payable) receivable on
     investment securities available for sale                            1,138               (447)
                                                                 --------------     ---------------

Net deferred tax asset                                                 $ 5,915             $ 3,417
                                                                 ==============     ===============

8.  Shareholders' Equity

     On March 19, 1999, Southwest completed a public offering of common stock. The offering included 811,231 shares sold by the Estate of Paul C. Wise and Dr. James B. Wise and 250,000 newly issued shares sold by Southwest. Southwest received proceeds of $5.4 million, after offering expenses and underwriting discount. The net proceeds were invested in Stillwater National, where the funds were used for general corporate purposes and lending and investment activities. Southwest recorded $303,000 in offering expenses paid on behalf of the selling shareholders.

     In April 1999, Southwest's Board of Directors (the "Board") authorized the repurchase of up to 5%, or 204,000 shares, of its outstanding common stock, par value $1.00 per share, in connection with shares expected to be issued under Southwest's dividend reinvestment, stock option, and employee benefit plans and for other corporate purposes. In December 1999, Southwest had completed the repurchase of shares under the program and the Board authorized the repurchase of up to an additional 5%, or approximately 195,000 shares. The additional repurchases will also be made in connection with shares expected to be issued under Southwest's dividend reinvestment, stock option, and employee benefit plans and for other corporate purposes. The share repurchases are expected to be made primarily on the open market from time to time until April 30, 2001, or earlier termination of the repurchase program by the Board. Repurchases under the program will be made at the discretion of management based upon market, business, legal, accounting and other factors.

     On April 22, 1999, Southwest adopted a Rights Plan designed to protect its shareholders against acquisitions that the Board believes are unfair or otherwise not in the best interests of Southwest and its shareholders. Under the Rights Plan, each holder of record of Southwest's common stock, as of the close of business on April 22, 1999, received one right per common share. The rights generally become exercisable if an acquiring party accumulates, or announces an offer to acquire, 10% or more of Southwest's voting stock. The rights will expire on April 22, 2009. Each right will entitle the holder (other than the acquiring party) to buy, at the right's then current exercise price, Southwest's common stock or equivalent securities having a value of twice the right's exercise price. The exercise price of each right was initially set at $110.00. In addition, upon the occurrence of certain events, holders of the rights would be entitled to purchase, at the then current exercise price, common stock or equivalent securities of an acquiring entity worth twice the exercise price. Under the Rights Plan, Southwest also may exchange each right, other than rights owned by an acquiring party, for a share of its common stock or equivalent securities.

     Southwest has reserved for issuance 200,000 shares of common stock pursuant to the terms of the Dividend Reinvestment and Employee Stock Purchase Plans.
The Dividend Reinvestment Plan allows shareholders of record a convenient and economical method of increasing their equity ownership of Southwest. The Employee Stock Purchase Plan allows Company employees to acquire additional common shares through payroll deductions. At December 31, 1999, 26,828 shares had been issued by these plans.

Oklahoma's
[LOGO]

9.  Capital Requirements

     Southwest and Stillwater National are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators, that if undertaken, could have a direct material effect on Southwest's and Stillwater National's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Southwest and Stillwater National must meet specific capital guidelines that involve quantitative measures of Southwest's and Stillwater National's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Southwest's and Stillwater National's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy require Southwest and Stillwater National to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999 and 1998, that Southwest and Stillwater National met all capital adequacy requirements to which they are subject.

     As of December 31, 1999 and 1998, the most recent notification from the Office of the Comptroller of the Currency ("OCC") categorized Stillwater National as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, Stillwater National must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Stillwater National's category.

  Southwest's and Stillwater National's actual capital amounts and ratios are presented below.

                                                                      To Be Well Capitalized
                                                                     Under Prompt Corrective            For Capital
                                                 Actual                 Action Provisions            Adequacy Purposes
                                          ----------------------------------------------------------------------------------
                                             Amount         Ratio        Amount         Ratio         Amount         Ratio
                                          ----------------------------------------------------------------------------------
                                                                      (dollars in thousands)
As of December 31, 1999:
Total Capital (to risk-weighted assets)
     Southwest                              $101,899        11.34%           N/A            N/A       $71,877          8.00%
     Stillwater National                     100,031         11.14       $89,807         10.00%        71,846          8.00
Tier I Capital (to risk-weighted assets)
     Southwest                                87,671          9.76           N/A            N/A        35,939          4.00
     Stillwater National                      88,828          9.89        53,884           6.00        35,923          4.00
Tier I Leverage (to average assets)
     Southwest                                87,671          8.06           N/A            N/A        43,504          4.00
     Stillwater National                      88,828          8.18        54,269           5.00        43,415          4.00
As of December 31, 1998:
Total Capital (to risk-weighted assets)
     Southwest                               $92,527        10.81%           N/A            N/A       $68,491         8.00%
     Stillwater National                      90,628         10.61       $85,444         1 0.00%       68,355          8.00
Tier I Capital (to risk-weighted assets)
     Southwest                                76,006          8.88           N/A            N/A        34,245          4.00
     Stillwater National                      80,026          9.37        51,267           6.00        34,178          4.00
Tier I Leverage (to average assets)
     Southwest                                76,006          7.69           N/A            N/A        39,529          4.00
     Stillwater National                      80,026          8.12        49,297           5.00        39,437          4.00

     The approval of the Comptroller of the Currency is required if the total of all dividends declared by Stillwater National in any calendar year exceeds the total of its net profits of that year combined with its retained net profits of the preceding two years. In addition, Stillwater National may not pay a dividend if, after paying the dividend, Stillwater National would be under capitalized. Stillwater National's maximum amount of dividends available for payment totaled approximately $15.2 million at December 31, 1999. Dividends declared by Stillwater National for the years ended December 31, 1999, 1998 and 1997 did not exceed the threshold requiring regulatory approval.

10.  Stock Option Plan

     The Southwest Bancorp, Inc. 1994 Stock Option Plan and 1999 Stock Option Plan (the "Stock Plans") provide selected key employees with the opportunity to acquire common stock. The exercise price of all options granted under the Stock Plans is the fair market value on the grant date. Southwest applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the Stock Plans; accordingly, no compensation expense has been recorded in the accompanying consolidated statements of operations. Had compensation cost for the Stock Plans been determined based upon the fair value of the options at their grant date as prescribed in SFAS No. 123, Accounting for Stock-Based Compensation, Southwest's proforma data would have been as follows:

                                                                            For the Years Ended December 31,
                                                                   ----------------------------------------------------
                                                                          1999             1998              1997
                                                                   ----------------------------------------------------
Proforma net income
                                                                         $7,896,184        $8,706,952       $4,778,707
Proforma net income available to common shareholders
                                                                         $7,896,184        $6,720,952       $3,191,707
Basic earnings per common share                                          $     1.99        $     1.77       $     0.85
Diluted earnings per common share                                        $     1.95        $     1.72       $     0.82
Weighted average fair value at grant date                                $    10.05        $    10.98       $     9.24

     The compensation cost is calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                            For the Years Ended December 31,
                                                                   ----------------------------------------------------
                                                                           1999             1998              1997
                                                                   ----------------------------------------------------
Expected dividend yield                                                       1.72%             1.36%            1.30%
Expected volatility                                                          31.23%            30.67%           17.87%
Risk-free interest rate                                                       6.12%             4.68%            5.89%
Expected option term (in years)                                                  10                10               10

                                                                                                          Weighted
                                                                                           Number of      Average
                                                                                            Options    Exercise Price
                                                                                       --------------------------------
Outstanding at January 1, 1997                                                                247,000           $13.69
     Granted                                                                                   35,000            25.47
     Exercised                                                                                (14,000)           17.95
     Canceled/expired                                                                          (7,500)           18.50
                                                                                       --------------------------------
Outstanding at December 31, 1997                                                              260,500            14.90
     Granted                                                                                  100,000            26.12
     Exercised                                                                                 (5,000)           14.55
     Canceled/expired                                                                          (3,000)           13.38
                                                                                       --------------------------------
Outstanding at December 31, 1998                                                              352,500            18.10
     Granted                                                                                  158,000            22.79
     Exercised                                                                                (30,000)           12.75
     Canceled/expired                                                                         (10,000)           26.00
                                                                                       --------------------------------
Outstanding at December 31, 1999                                                              470,500           $19.85
                                                                                       ================================

Total exercisable at December 31, 1997                                                        126,000           $13.30
Total exercisable at December 31, 1998                                                        158,000           $14.33
Total exercisable at December 31, 1999                                                        174,700           $15.94

Oklahoma's
[LOGO]

     At December 31, 1999, Southwest had reserved 795,522 shares under the Stock Plans, and had 470,500 shares under option. The following summarizes the information concerning options outstanding and exercisable at December 31, 1999.

  Number of      Range of      Weighted Average        Weighted                         Exercisable
   Options       Exercise          Remaining           Average          Number        Weighted Average
 Outstanding      Price        Contractual Life     Exercise Price    Exercisable      Exercise Price
--------------------------------------------------------------------------------------------------------
     173,000   $12.75-$13.38        4.51                 $12.83          127,000           $12.79
     127,000   $19.25-$21.81        8.54                 $21.10           15,700           $20.70
     170,000   $24.75-$27.22        8.56                 426.09           32,000           $26,10

11. Employee Benefits

     Southwest sponsors a noncontributory, defined contribution profit sharing plan intended to provide retirement benefits for employees of Southwest. The plan covers all employees who have completed one year of service and have attained the age of 21. The plan is subject to the Employee Retirement Income Security Act of 1974, as amended. Company contributions are made at the discretion of the Board of Directors; however, the annual contribution may not exceed 15% of the total annual compensation of all participants. Southwest made contributions of $650,000, $1.2 million and $588,000 in 1999, 1998, and 1997, respectively.


12. Operating Leases

     Southwest leases certain equipment and facilities for its operations. Future minimum annual rental payments required under operating leases, net of sublease agreements, that have initial or remaining lease terms in excess of one year as of December 31, 1999 follow:

               2000          $992,504
               2001           830,491
               2002           404,790
               2003            10,101
               Thereafter       1,525

     The total rental expense was $1.2 million in 1999, 1998 and 1997, respectively.


13. Fair Value Disclosures of Financial Instruments

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined by Southwest using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts Southwest could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

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

     Loans receivable - Fair values are estimated for certain homogeneous categories of loans adjusted for differences in loan characteristics. Stillwater National's loans have been aggregated by categories consisting of commercial, real estate, student, and other consumer. The fair value of loans is estimated by discounting the cash flows using credit and interest rate risks inherent in the loan category and interest rates currently offered for loans with similar terms and credit risks.

     Accrued interest receivable - The carrying amount is a reasonable estimate of fair value for accrued interest receivable.

     Deposits - The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the statement of financial condition date. The fair value of fixed maturity certificates of deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

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

     The carrying values and estimated fair values of Southwest's financial instruments follow:

                                                 At December 31, 1999                   At December 31, 1998
                                          ------------------------------------   ------------------------------------
                                              Carrying               Fair               Carrying              Fair
                                               Values               Values              Values              Values
                                          --------------------------------------------------------------------------
                                                                    (dollars in thousands)
Cash and cash equivalents                        $ 26,340            $ 26,340           $ 32,339            $ 32,339
Investment securities:
     Held to maturity                              71,814              71,087             77,575              78,772
     Available for sale                           131,379             131,379             92,960              92,960
     FRB and FHLB stock                             8,489               8,489              4,136               4,136
Loans receivable                                  841,618             855,460            782,918             807,037
Accrued interest receivable                         9,413               9,413              8,658               8,658
Deposits                                          871,235             870,151            842,717             848,444
Accrued interest payable                            6,004               6,004              5,584               5,584
Other liabilities                                   2,094               2,094              2,027               2,027
Short-term borrowings                             151,820             151,820             94,572              94,572
Long-term debt                                     25,013              24,892             25,013              26,513
Commitments                                             -                   -                  -                   -


14. Financial Instruments with Off-Balance Sheet Risk

     In the normal course of business, Stillwater National makes use of a number of different financial instruments to help meet the financial needs of its customers. In accordance with generally accepted accounting principles, these transactions are not presented in the accompanying consolidated financial statements and are referred to as off-balance sheet instruments. These transactions and activities include commitments to extend lines of commercial and real estate mortgage credit, standby and commercial letters of credit and available credit card lines of credit.

     The following table provides a summary of Stillwater National's off-balance sheet financial instruments:


                                                                                          At December 31,
                                                                                -------------------------------------
                                                                                     1999                 1998
                                                                                -------------------------------------
                                                                                       (dollars in thousands)
Commitments to extend commercial and real estate mortgage credit                       $255,175             $263,623
Standby and commercial letters of credit                                                  3,041                3,001
Credit card lines of credit                                                             304,772              621,876
                                                                                ----------------     ----------------

Total                                                                                  $562,988             $888,500
                                                                                ================     ================

     A loan commitment is a binding contract to lend up to a maximum amount for a specified period of time provided there is no violation of any financial, economic or other terms of the contract. A standby letter of credit obligates Stillwater National to honor a financial commitment by issuing a guarantee to a third party should Stillwater National's customer fail to perform. Many loan commitments and most standby letters of credit expire unfunded, and, therefore, total commitments do not represent future funding obligations of Stillwater National. Loan commitments and letters of credit are made under normal credit terms, including interest rates and collateral prevailing at the time, and usually require the payment of a fee by the customer. Commercial letters of credit are commitments generally issued to finance the movement of goods between buyers and sellers. Stillwater National's exposure to credit loss, assuming commitments are funded, in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. Stillwater National has an agreement with other financial institutions to purchase $304.8 million and $621.9 million of unadvanced credit card lines of credit at December 31, 1999 and 1998, respectively, if such credit card lines of credit are funded. Such commitments are made with the same terms as similarly funded extensions of credit including collateral, rates and maturities. Stillwater National does not anticipate any material losses as a result of the commitments.


15. Commitments and Contingencies

     In the normal course of business, Southwest is at all times subject to various pending and threatened legal actions. The relief or damages sought in some of these actions may be substantial. After reviewing pending and threatened actions with counsel, management considers that the outcome of such actions will not have a material adverse effect on Southwest's financial position; however, Southwest is not able to predict whether the outcome of such actions may or may not have a material adverse effect on results of operations in a particular future period as the timing and amount of any resolution of such actions and relationship to the future results of operations are not known.

     At periodic intervals, the Federal Reserve Bank and the Office of the Comptroller of the Currency routinely examine Southwest's and Stillwater National's financial statements as part of their legally prescribed oversight of the banking industry. Based on these examinations, the regulators can direct that Southwest's and Stillwater National's financial statements be adjusted in accordance with their findings.

     Stillwater National has adopted a Severance Compensation Plan (the "Plan") for the benefit of certain officers and key members of management. The Plan's purpose is to protect and retain certain qualified employees in the event of a change in control (as defined) and to reward those qualified employees for loyal service to Stillwater National by providing severance compensation to them upon their involuntary termination of employment after a change in control of Stillwater National. At December 31, 1999, Stillwater National has not recorded any amounts in the consolidated financial statements relating to the Plan. If a change of control were to occur, the maximum amount payable to certain officers and key members of management would approximate $844,000.

16.  Supplemental Cash Flows Information

                                                                     For the Years Ended December 31,
                                                            -----------------------------------------------
                                                              1999              1998               1997
                                                            -----------------------------------------------
                                                                        (dollars in thousands)
Cash paid for interest                                       $42,075           $43,194             $39,804
Cash paid for taxes on income                                  5,431             5,664               2,333
Loans transferred to other real estate owned                      29             3,873                 521
Unrealized gain/(loss) on investment
  securities available for sale, net of tax                   (2,221)              (67)                375

17.   Accounting Standard Issued But Not Yet Adopted

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS No. 133 requires that Southwest measure all derivatives at fair value and to recognize them in the statement of financial condition as an asset or liability, depending on Southwest's rights or obligations under the applicable derivative contract. In June 1999, the FASB issued SFAS No. 137, which deferred the effective date of adoption of SFAS No. 133 for one year. Southwest will adopt SFAS No. 133 on January 1, 2001, as required. Management of Southwest believes that adoption of the new method of accounting for derivatives and hedging activities will not have a material impact on Southwest's consolidated financial condition or results of operations.


18.  Parent Company Condensed Financial Information

  Following are the condensed financial statements of Southwest Bancorp, Inc. ("Parent Company only") for the periods indicated:


                                                                                 At December 31,
                                                                       ------------------------------------
                                                                             1999               1998
                                                                       ------------------------------------
Statements of Financial Condition                                             (dollars in thousands)
Assets:
     Cash and due from banks                                                   $   170             $   176
     Investment in subsidiary bank                                              87,403              80,929
     Investment securities, available for sale                                     904                 925
     Other assets                                                                1,576               1,530
                                                                        ---------------    ----------------
         Total                                                                 $90,053             $83,560
                                                                        ===============    ================

Liabilities:
     Subordinated debentures                                                   $25,013             $25,013
     Other liabilities                                                             786                 746
Shareholders' Equity:
     Common                                                                     64,254              57,801
                                                                        ---------------    ----------------
         Total                                                                 $90,053             $83,560
                                                                        ===============    ================

Oklahoma's
[LOGO]

                                                                              For the Years Ended December 31,
                                                                   -------------------------------------------------------
                                                                        1999                1998               1997
                                                                   -------------------------------------------------------
Statements of Operations                                                           (dollars in thousands)
Income:
     Cash dividends from subsidiary bank                                  $  6,989             $2,933              $1,875
     Investment income                                                          53                636                 585
     Other income                                                                -                  -                   2
     Security gains/(losses)                                                     -                129                   -
                                                                   ----------------    ---------------    ----------------
         Total income                                                        7,042              3,698               2,462
Expense:
     Interest on subordinated debentures                                     2,326              2,326               1,338
     Other expense                                                             632                378                 227
                                                                   ----------------    ---------------    ----------------
         Total expense                                                       2,958              2,704               1,565
                                                                   ----------------    ---------------    ----------------
         Total income before taxes and equity in
            undistributed income of subsidiary bank                          4,084                994                 897
     Taxes on income                                                        (1,098)              (752)               (383)
                                                                   ----------------    ---------------    ----------------
         Income before equity in undistributed
            income of subsidiary bank                                        5,182              1,746               1,280
     Equity in undistributed income of subsidiary bank                       3,684              7,632               3,700
                                                                   ----------------    ---------------    ----------------
Net income                                                                $  8,866             $9,378              $4,980
                                                                   ================    ===============    ================
Net income available to common shareholders                               $  8,866             $7,392              $3,393
                                                                   ================    ===============    ================

                                                                              For the Years Ended December 31,
                                                                   -------------------------------------------------------
                                                                           1999              1998                1997
                                                                   -------------------------------------------------------
                                                                                   (dollars in thousands)
Statements of Cash Flows
Operating activities:
     Net income                                                            $ 8,866           $  9,378            $  4,980
     Equity in undistributed income of subsidiary bank                      (3,684)            (7,632)             (3,700)
     Other, net                                                                (42)               149                (871)
                                                                   ----------------    ---------------    ----------------
     Net cash provided by operating activities                               5,140              1,895                 409
                                                                   ----------------    ---------------    ----------------
Investing activities:
     Available for sale securities:
         Purchases                                                            (400)              (504)            (15,506)
         Sales                                                                   -             13,963                   -
         Maturities                                                            400                835               1,635
                                                                   ----------------    ---------------    ----------------
     Net cash provided by (used in) investing activities                         -             14,294             (13,871)
                                                                   ----------------    ---------------    ----------------
Financing activities:
     Proceeds from issuance of:
         Common stock                                                        5,768                248                 456
         Subordinated debentures                                                 -                  -              25,013
     Redemption of preferred stock                                               -            (17,250)                  -
     Purchases of treasury stock, net                                       (4,359)                 -                   -
     Capital contribution to Bank                                           (5,000)                 -              (6,500)
     Cash dividends paid:
         Preferred stock                                                         -             (1,190)             (1,587)
         Common stock                                                       (1,555)            (1,327)             (1,168)
                                                                   ----------------    ---------------    ----------------
     Net cash provided by (used in) financing activities                    (5,146)           (19,519)             16,214
                                                                   ----------------    ---------------    ----------------
     Net increase (decrease) in cash and cash equivalents                       (6)            (3,330)              2,752
     Cash and cash equivalents,
         Beginning of year                                                     176              3,506                 754
                                                                   ----------------    ---------------    ----------------
         End of year                                                       $   170           $    176            $  3,506
                                                                   ================    ===============    ================


                              * * * * * * * * * *
40

MANAGEMENT'S REPORT

January 28, 2000


To the Shareholders of Southwest Bancorp, Inc.:

Financial Statements

     The management of Southwest Bancorp, Inc. and its subsidiary, Stillwater National Bank and Trust Company (the "Company"), is responsible for the preparation, integrity, and fair presentation of its published financial statements and all other information presented in this annual report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based upon informed judgments and estimates made by management.

Internal Control

     Management is responsible for establishing and maintaining effective internal control over financial reporting, including safeguarding of assets, for financial presentations in conformity with both generally accepted accounting principles and the Federal Financial Institutions Examination Council Instructions for Consolidated Reports of Condition and Income ("Call Report instructions"). The internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

     There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control may vary over time.

     Management assessed Southwest's internal control over financial reporting, including safeguarding of assets, for financial presentations in conformity with both generally accepted accounting principles and Call Report instructions as of December 31, 1999. This assessment was based on criteria for effective internal control over financial reporting, including safeguarding of assets, described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that Southwest maintained effective internal control over financial reporting, including safeguarding of assets, presented in conformity with both generally accepted accounting principles and Call Report instructions as of December 31, 1999.

     The Audit Committee of the Board of Directors is comprised entirely of outside directors who are independent of Company management. The Audit Committee is responsible for recommending to the Board of Directors the selection of independent auditors. It meets periodically with management, the independent auditors and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of Southwest in addition to reviewing Southwest's financial reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

Compliance with Laws and Regulations

     Management is also responsible for ensuring compliance with the federal laws and regulations concerning loans to insiders and the federal and state laws and regulations concerning dividend restrictions, both of which are designated by the Federal Deposit Insurance Corporation (the "FDIC") as safety and soundness laws and regulations.

     Management assessed its compliance with the designated safety and soundness laws and regulations and has maintained records of its determinations and assessments as required by the FDIC. Based on this assessment, management believes that Southwest has complied, in all material respects, with the designated safety and soundness laws and regulations for the year ended December 31, 1999.



/s/ Rick Green                             /s/ Kerby E. Crowell

President and Chief Executive Officer      Executive Vice President and Chief
                                           Financial Officer

Oklahoma's
[LOGO]

Board of Directors of Southwest Bancorp, Inc.
Stillwater National Bank & Trust Company

Robert B. Rodgers
 Chairman of the Board President, Bob Rodgers Ford-Lincoln-Mercury
Rick Green
 President and Chief Executive Officer, Vice Chairman of the Board James E. Berry II
 President, Shading Concepts, Drapery Manufacturing/Sales
Joyce Berry
 Investments
Tom D. Berry
 Investments
Joe Berry Cannon
 Professor of Management, Oral Roberts University School of Business
J. Berry Harrison
 Rancher
Erd M. Johnson
 Petroleum Engineer & Operating Partner, Johnson Oil Partnership
Betty Kerns
 Owner, Betty Kerns & Associates, Government Relations Consulting
David P. Lambert
 President, Lambert Construction Company
Al Litchenburg
 Senior Vice President,
 American Fidelity Assurance Co.
Linford R. Pitts
 President, Stillwater Transfer & Storage Co.
Russell W. Teubner
 Founder and Director, Esker S.A., Software
Stanley R. White
 Chief Lending Officer, Stillwater National Bank & Trust Co.

Officers of Southwest Bancorp, Inc.

Rick Green
 President and Chief Executive Officer
Kerby E. Crowell, CPA
 Executive Vice President and Chief Financial Officer
Kay W. Smith
 Vice President and Comptroller
Deborah T. Bradley
 Secretary

Senior Management of Stillwater National
Bank & Trust Company

Rick Green
 President and Chief Executive Officer
Kerby E. Crowell, CPA
 Executive Vice President and Chief Financial Officer
Kimberly G. Sinclair
 Executive Vice President and Chief Administrative Officer
Stanley R. White
 Executive Vice President and Chief Lending Officer
Mark A. Poole
 President, Tulsa Division
Joseph P. Root
 President, Central Oklahoma Division
Patrick E. Zimmerman
 President, Stillwater Division
Jerry Lanier
 Executive Vice President, Credit Administration
Chuck Westerheide
 Senior Vice President
 and Treasury Manager

Corporate Information

Independent Auditors
Deloitte & Touche LLP
20 N. Broadway, Suite 900
Oklahoma City, OK 73102-8203

Special Counsel
Kennedy, Baris & Lundy, L.L.P.
4701 Sangamore Road
Suite P-15
Bethesda, MD 20816

General Counsel
Hert & Baker
222 E. 7th Avenue
Stillwater, OK 74074

Transfer Agents and Registrars

Common Stock:
Harris Trust & Savings Bank
111 W. Monroe St.
Chicago, IL 60690

Trust Preferred Securities:
State Street Bank and Trust Company
Two International Place
Boston, MA 02110

Annual Meeting

The 2000 Annual Meeting of Shareholders will be held on April 27, 2000 at 11:00 a.m. in the Auditorium (Room 215) at the Stillwater Public Library, 1107 S. Duck, Stillwater, Oklahoma.

Annual Report on Form 10-K:

Copies of Southwest's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed with the Securities and Exchange Commission, may be obtained by shareholders as of the record date for the Annual Meeting at no charge by writing to Kerby E. Crowell, Chief Financial Officer, Southwest Bancorp, Inc., P.O. Box 1988, Stillwater, Oklahoma 74076.Southwest Bancorp, Inc.

Corporate Headquarters
P.O. Box 1988
608 S. Main Street
Stillwater, Oklahoma 74076
405-372-2230


Stillwater National Bank & Trust Company Locations

Corporate Headquarters              Drive-in & Mortgage Lending       6305 Waterford Blvd.,
P.O. Box 1988                       P.O. Box 1988                     Suite 205
608 S. Main Street                  3rd & Main                        Oklahoma City,
Stillwater, Oklahoma 74076          Stillwater, Oklahoma 74076        Oklahoma 73118
405-372-2230                        405-372-2230                      405-427-4000


500 W. Grand Avenue                 P.O. Box 521500                   P.O. Box 521500
Chickasha, Oklahoma 73018           1500 S. Utica Ave.                2431 E. 61st, Suite 170
405-427-4800                        Tulsa, Oklahoma 74152             Tulsa, Oklahoma 74152
                                    918-523-3900                      918-523-3600


Operations Center                   OSU Marketing Office              OUHSC Loan Office
P.O. Box 1988                       P.O. Box 1988                     1106 N. Stonewall
1624 Cimarron Plaza                 Student Union, Room 179           Oklahoma City,
Stillwater, Oklahoma 74076          Stillwater, Oklahoma 74076        Oklahoma 73190
                                    405-744-5961                      405-271-3113

Website Address
www.banksnb.com


Stock Information
NASDAQ National Market Symbols:
Common Stock - OKSB
Trust Preferred Securities - OKSBO

The following table sets forth the common stock dividends paid for each quarter during 1999 and 1998 and the range of high and low closing trade prices for the common stock for those periods.

                                             1999                                            1998
                             ------------------------------------------------------------------------------------
                                                             Dividend                                    Dividend
                                    High           Low       Declared              High        Low       Declared
                             ----------------------------------------    ----------------------------------------
For the Quarter Ending:
March 31                         $27.000       $23.630          $0.10        $29.000       $26.063          $0.09
June 30                           23.625        20.125           0.10         32.750        27.000           0.09
September 30                      24.625        20.875           0.10         30.000        26.000           0.09
December 31                       23.250        19.500           0.10         28.625        19.750           0.09