Form 10-K, Exhibit 13
period 2000-12-31
SOUTHWEST BANCORP INC
filed 2001-04-02
CIK 914374

EXHIBIT 13

       ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2000


         Southwest Bancorp, Inc. ("Southwest") is the financial holding company for Stillwater National Bank and Trust Company ("Stillwater National").
Southwest and Stillwater National offer commercial and consumer lending and deposit services from offices in Stillwater, Tulsa, Oklahoma City, and Chickasha, Oklahoma; loan production offices on the campuses of Oklahoma State University-Tulsa and the University of Oklahoma Health Sciences Center; a marketing presence in the Student Union at Oklahoma State University-Stillwater and in two AAA Oklahoma offices; and the Internet, through SNB DirectBanker(TM). A substantial portion of Southwest's current business and focus for the future are services for local businesses, their primary employees, and to other managers and professionals living and working in its Oklahoma market areas. Stillwater National's website and online banking technology are frequently updated in response to the changing needs of Stillwater National's large base of Internet banking customers.

         Southwest was organized in 1981 as the holding company for Stillwater National, which was chartered in 1894. At December 31, 2000, Southwest had total assets of $1.2 billion, deposits of $945.1 million and shareholders' equity of $73.2 million.

         Southwest's philosophy is to provide a high level of quality customer service, a wide range of financial services, and products responsive to customer needs. This philosophy has led to the development of financial products that respond to customers' needs for speed, efficiency and information. These include SNB DirectBanker(TM) and other Internet banking products, which complement Southwest's more traditional banking products.

         Southwest has established and pursued a strategy of independent operation for the benefit of all of its shareholders, and has capitalized on its position as an Oklahoma owned and operated organization to increase its banking business.

Letter to Shareholders from the C.E.O.

January 22, 2001
Shareholders, Customers and Friends:

         The year 2000 was a year of solid performance and development for Southwest Bancorp, Inc. Our annual financial results include:

o A 21% increase
in diluted  earnings per share;

o A 17% increase in book value per share;

o A 7%
growth in assets, to $1.2 billion;

o Return on average shareholder's equity of 14.9%; and

o A 4 percentage point improvement in our efficiency ratio.

     Strategically, we continued our focus on expansion of business and products in targeted markets, including Oklahoma businesses and their managers and the medical industry, as well as our other traditional markets: SBA and student lending and general consumer banking through traditional and alternative channels. We established important, new strategic alliances for product development and delivery, including alliances for:

o Our Investor  Services
Division;

o Fiduciary services;

o Commercial web-based product development;  and

o Medical industry business and product development.

         Our technology product expansion continues. We continue to enhance our SNB DirectBanker(TM), SNB Cash Management, SNB Business Mail Processing and Professional Financial Management Services. Soon, we plan to introduce SNB Document Imaging Services for business use, including web-based storage and retrieval. Our imaging product, alone or linked with our other flexible services, will provide immediate, measurable value to businesses that are highly dependent on paper processing of customer, client, and patient records.

         In 2000, we became a financial holding company under new federal banking laws that will allow us to prudently expand our operations at less cost and into new activities related to our targeted markets. In the fourth quarter, we reached agreement with the American Automobile Association ("AAA") to serve as the sole provider of financial services for AAA Oklahoma.

         Southwest's performance is the result of responsiveness, empathy, creativity, customer satisfaction, loyalty and initiative. Each of which are critical components of our vision.

         We began 2000 facing worldwide concern over the Y2K computer transitions. Our confidence in our preparations was validated. Southwest's professional team of systems and technology managers and staff successfully planned and implemented strategies for Y2K, so that Southwest and its customers experienced smooth, reliable, and secure delivery of services across the transition to the New Millennium.

         Early in 2000, we enhanced our Treasury organization and focused on funding our planned growth and expanding product offerings while maximizing efficiency of our funding and investment management. We believe we have excellent talent and intellectual resources in place to anticipate and manage our future funding needs.

         Each of our divisions' markets plays a vital role in Southwest's success. Each division contributed to a successful year 2000. Each grew and attracted new financial relationships. Our team sales effort and web-based product offerings helped us increase deposits in all major categories. All categories of loans increased for the year. Our web-based lending contributed to the growth.

         Our officers and employees are deeply involved in the community. We lead funding drives, educational committees, boards, and the arts. Southwest's people work to give back to our communities and our state.

         Our board of directors and management team are enthusiastic about 2001 and the future of Southwest Bancorp, Inc. The marketplace continues to place a high value on what we deliver--a focus on relationship building, financial solutions that add measurable value, responsiveness, and flexibility in service delivery channels. These differentiate us in the market.

         Thank you for your continuing confidence and support of Oklahoma's Southwest Bancorp.

Sincerely,
/s/Rick Green
Rick Green
President and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL DATA

         The following table presents Southwest's selected consolidated financial information for each of the five years in the period ended December 31, 2000. The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements of Southwest, including the accompanying Notes, presented elsewhere in this report.

                                                                                  For the Year Ended December 31,
                                                                 -------------------------------------------------------------------
                                                                    2000           1999          1998          1997          1996
                                                                 -------------------------------------------------------------------
                                                                          (dollars in thousands, except per share data)
Operations Data
     Interest income                                             $   97,274    $   80,595    $   80,252    $   76,849    $   64,668
     Interest expense                                                57,155        42,495        42,274        41,247        32,833
                                                                 -------------------------------------------------------------------
     Net interest income                                             40,119        38,100        37,978        35,602        31,835
     Provision for loan losses (1)                                    3,550         2,495         3,380        12,104         3,100
     Gain on sales of securities and loans                            1,753         2,395         2,918         5,199         2,227
     Other income                                                     6,736         6,049         4,025         4,696         4,122
     Other expenses                                                  29,615        30,426        26,982        25,746        23,226
                                                                 -------------------------------------------------------------------
     Income before taxes                                             15,443        13,623        14,559         7,647        11,858
     Taxes on income                                                  5,238         4,757         5,181         2,667         4,306
                                                                 -------------------------------------------------------------------
     Net income                                                  $   10,205    $    8,866    $    9,378    $    4,980    $    7,552
                                                                 ===================================================================

     Net income available to common shareholders                 $   10,205    $    8,866    $    7,392    $    3,393    $    5,965
                                                                 ===================================================================

Dividends Declared
     Preferred stock                                             $       --    $       --    $    1,190    $    1,587    $    1,587
     Common stock                                                     1,678         1,601         1,366         1,208         1,053
     Ratio of total dividends declared to net income                  16.44%        18.06%        27.26%        56.12%        34.96%
Per Share Data
     Basic earnings per common share                             $     2.67    $     2.23    $     1.95    $     0.90    $     1.59
     Diluted earnings per common share                                 2.64          2.19          1.89          0.88          1.56
     Common stock cash dividends                                       0.44          0.40          0.36          0.32          0.28
     Book value per common share (2)                                  19.32         16.55         15.21         13.38         12.66
     Weighted average common shares outstanding:
         Basic                                                    3,822,416     3,973,878     3,795,136     3,773,037     3,760,370
         Diluted                                                  3,861,901     4,054,668     3,914,145     3,872,888     3,828,381
Financial Condition Data (2)
     Investment securities                                       $  229,792    $  211,682    $  174,671    $  187,740    $  147,351
     Loans (4)                                                      912,550       852,808       793,319       719,113       644,646
     Interest-earning assets                                      1,142,945     1,064,496       969,002       916,860       791,997
     Total assets                                                 1,203,566     1,120,420     1,027,865       963,286       829,117
     Interest-bearing deposits                                      825,370       761,481       722,962       744,865       670,216
     Total deposits                                                 945,102       871,235       842,717       841,112       753,945
     Long-term debt                                                  25,013        25,013        25,013        25,013            --
     Total shareholders' equity (3)                                  73,239        64,254        57,801        68,048        65,032
     Common shareholders' equity                                     73,239        64,254        57,801        50,666        47,650
     Mortgage servicing portfolio                                    94,545       109,297       126,410       132,824       118,953
Selected Ratios
     Return on average assets                                          0.87%         0.84%         0.95%         0.54%         0.98%
     Return on average total shareholders' equity                     14.89         13.83         14.33          7.54         12.15
     Return on average common equity                                  14.89         13.83         13.70          6.95         13.30
     Net interest margin                                               3.57          3.82          4.04          4.03          4.32
     Efficiency ratio (5)                                             60.93         65.37         60.07         56.59         60.83
     Average assets per employee (6)                             $    3,780    $    3,476    $    3,116    $    2,667    $    2,162

                                                                                                At December 31,
                                                                             -------------------------------------------------------
                                                                              2000        1999        1998         1997        1996
                                                                             -------------------------------------------------------
                                                                                (dollars in thousands, except per share data)
Asset Quality Ratios
     Allowance for loan losses to loans (2)                                    1.33%       1.31%       1.31%       1.15%       1.11%
     Nonperforming loans to loans (2)(7)                                       1.32        0.63        0.17        0.99        1.03
     Allowance for loan losses to nonperforming loans (2)(7)                 100.71      207.26      786.17      116.08      107.37
     Nonperforming assets to loans and other real estate
         owned (2)(8)                                                          1.45        0.83        0.62        1.04        1.04
     Net loan charge-offs to average loans                                     0.29        0.21        0.17        1.57        0.31
Capital Ratios
     Average shareholders' equity to average assets
         Total                                                                 5.82        6.11        6.64        7.12        8.05
         Common                                                                5.82        6.11        5.48        5.26        5.81
     Tier I capital to risk-weighted assets (2)                               10.36        9.76        8.88        8.96       10.21
     Total capital to risk-weighted assets (2)                                11.68       11.34       10.81       13.30       11.40
     Leverage ratio (2)                                                        8.08        8.06        7.69        6.95        7.77

(1)      1997 reflects  provisions for loan losses that  significantly  exceeded historical levels.
(2)      At period end.
(3)      On September 1, 1998,  Southwest redeemed all of its Series A Preferred
         Stock at its stated liquidation value of $17.25 million.
(4)      Net of unearned  discounts  but before  deduction of allowance for loan losses.
(5)      The efficiency  ratio = other  expenses/(net  interest income + gain on sales of securities and loans + other income).
(6)      Ratio =  year-to-date  average  assets  divided  by the  number  of FTE employees at December 31, 2000.
(7)      Nonperforming  loans consist of nonaccrual loans,  loans  contractually past due 90 days or more and loans with restructured terms.
(8)      Nonperforming assets consist of nonperforming loans and foreclosed assets.


FORWARD-LOOKING STATEMENTS

         This management's discussion and analysis of financial condition and results of operations, the letter from the President which precedes it, and other portions of this annual report include forward-looking statements such as: statements of Southwest's goals, intentions, and expectations; estimates of risks and of future costs and benefits; assessments of loan quality and of probable loan losses; and statements of Southwest's ability to achieve financial and other goals. These forward-looking statements are subject to significant uncertainties because they are based upon: future interest rates and other economic conditions; future laws and regulations; and a variety of other matters. Because of these uncertainties, the actual future results may be materially different from the results indicated by these forward-looking statements. In addition, Southwest's past growth and performance do not necessarily indicate its future results.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


OVERVIEW

         Southwest Bancorp, Inc.'s ("Southwest") net income available to common shareholders, return on average common equity and diluted earnings per common share exceeded the levels achieved for 1999.

o Net income available to common shareholders for 2000 was $10.2 million, up from $8.9 million in 1999 and $7.4 million in 1998;

o Return on average common equity for 2000 was 14.89%, compared to 13.83% in 1999 and 13.70% in 1998; and

o Diluted earnings per common share increased to $2.64 in 2000, compared to $2.19 in 1999 and $1.89 in 1998.

         Overall balance sheet growth was positive:

o Total assets at year-end 2000 increased 7%, to $1.2 billion, compared to $1.1 billion for 1999, and $1.0 billion for 1998.

o Total loans grew by 7% to $912.6 million at December 31, 2000, compared to $852.8 million for 1999, and $793.3 million for 1998.

o Common shareholders' equity at year-end increased 14% to $73.2 million for 2000 compared to $64.3 million for 1999 and $57.8 million for 1998.

         Southwest repurchased 102,500 shares of its outstanding common stock during 2000 at an average price of $17.33 per share under its share repurchase program.

SUMMARY OF EARNINGS

NET INCOME

         Net income for 2000 was $10.2 million, a $1.3 million increase over the $8.9 million earned in 1999. Basic earnings per common share increased 20% to $2.67 per share for 2000 from $2.23 per share for 1999. Diluted earnings per common share increased 21% to $2.64 per share for 2000 from $2.19 per share for 1999. The increase in earnings was primarily the result of a $2.0 million, or 5%, increase in net interest income. Earnings for 2000 also benefited from an $811,000, or 3%, reduction in other expenses and a $45,000, or 1%, increase in other income. These positive developments offset a $1.1 million, or 42%, increase in the provision for loan loss and a $481,000, or 10%, increase in taxes on income.

         Net income for 1999 was $8.9 million, an increase of $1.5 million, or 20%, over the $7.4 million net income available to common shareholders recorded in 1998. Basic earnings per common share increased 14% to $2.23 per share for 1999 from $1.95 per share for 1998. Diluted earnings per common share increased 16% to $2.19 per share for 1999 from $1.89 per share for 1998.

         In 1998, net income available to common shareholders reflected dividends on Southwest's Series A Preferred Stock, which was redeemed in 1998, and a one-time accounting adjustment related to that redemption. All of Southwest's 1999 net income was available to common shareholders. The increase in 1999 earnings was the result of the elimination of preferred dividends, offset in part by increased borrowing costs, the one-time accounting adjustment for the redemption of preferred that reduced 1998 earnings, a $1.5 million increase in other income primarily related to increased service charges and gains on the sale of three branch buildings, an $885,000 decrease in the provision for loan losses, a $546,000 decrease in salaries and benefits, and a $424,000 decrease in income tax expense. The increase in net interest income of $122,000 in 1999 over 1998 was limited by increased use of borrowings to replace funding from the preferred stock redeemed in 1998. These positive developments were offset in part by a $2.0 million write-down on a single property in other real estate, a $937,000 increase in occupancy expense, and a $788,000 increase in general and administrative expense. The write-down on other real estate related to a property acquired in the second quarter of 1998 in foreclosure of a problem loan. The property has been recorded by management at its estimated fair value less selling costs in accordance with generally accepted accounting principles. Net income for 1999 declined 5% from the $9.4 million earned in 1998, which was stated before the costs of preferred stock.

          These increases and decreases in the components of income are discussed further in other sections of this Management's Discussion.

NET INTEREST INCOME

Years ended December 31, 2000 and 1999

         Net interest income for 2000 increased to $40.1 million from $38.1 million in 1999, primarily as a result of increases in Southwest's loan portfolio and the yield earned on those loans. The interest rate spread declined to 2.87% for 2000 from 3.18% for 1999 as a result of the 89 basis point increase in rates paid on Southwest's interest-bearing liabilities which exceeded the 58 basis point increase in yields on Southwest's interest-earning assets. The ratio of average interest-earning assets to average interest-bearing liabilities declined to 113.68% for 2000 from 114.78% for 1999.

         Interest income for 2000 was $97.3 million, up from $80.6 million in 1999 as a result of increases in both interest-earning assets and the yields earned on those assets. Yields on total interest-earning assets were 8.65% in 2000 and 8.07% in 1999. Loan interest and fee income increased $14.1 million, or 20%, and average loans outstanding increased $92.1 million, or 11%, to $900.2 million in 2000 from $808.1 million in 1999. Interest on investment securities increased $2.5 million, or 22%, and average investment securities outstanding increased $32.8 million, or 17%, to $221.8 million in 2000 from $189.0 million in 1999. The increase in interest-earning assets was funded by growth in deposits and short-term borrowings and retention of earnings.

         Total interest expense for 2000 was $57.2 million, a $14.7 million, or 35%, increase from $42.5 million in 1999. The increase in interest expense was due to increases in all categories of average interest-bearing liabilities and the associated rates paid on those liabilities. Average interest-bearing deposits increased $83.0 million, or 11%, to $806.5 million for 2000 from $723.5 million for 1999. Average short-term borrowings increased $36.1 million, or 30%, to $157.5 million for 2000 from $121.4 million for 1999. Rates paid on interest-bearing liabilities increased to 5.78% in 2000 from 4.89% in 1999.

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

                                                           For the Year Ended December 31,
                                          ----------------------------------------------------------------------
                                                        2000                               1999
                                          --------------------------------   --------------------------------
                                                       Interest                           Interest
                                            Average     Income/   Yield/       Average     Income/   Yield/
                                            Balance     Expense    Rate        Balance     Expense    Rate
                                          --------------------------------   --------------------------------
                                                                (dollars in thousands)
ASSETS
Interest-earning assets:
    Loans receivable                         $ 900,241   $83,480     9.27%      $ 808,142   $69,373     8.58%
    Investment securities                      221,783    13,655     6.16         188,951    11,157     5.90
    Other interest-earning assets                2,263       139     6.14           1,336        65     4.87
                                          --------------------------------   --------------------------------
      Total interest-earning assets          1,124,287    97,274     8.65         998,429    80,595     8.07
Noninterest-earning assets:
    Other assets                                53,252                             51,229
                                          ------------                       ------------
      Total assets                          $1,177,539                         $1,049,658
                                          ============                       ============

LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
    Interest-bearing demand                   $ 47,902     1,263     2.64%       $ 45,520       876     1.92%
    Money market accounts                       97,056     4,690     4.83          96,371     3,611     3.75
    Savings accounts                             4,731        94     1.99           3,709        74     2.00
    Time deposits                              656,765    39,205     5.97         577,880    29,512     5.11
                                          -------------------------------    -------------------------------
      Total interest-bearing deposits          806,454    45,252     5.61         723,480    34,073     4.71
    Short-term borrowings (1)                  157,517     9,577     6.08         121,367     6,096     5.02
    Long-term debt                              25,013     2,326     9.30          25,013     2,326     9.30
                                          -------------------------------    -------------------------------
      Total interest-bearing liabilities       988,984    57,155     5.78         869,860    42,495     4.89
                                                        -----------------                  -----------------
Noninterest-bearing liabilities:
    Noninterest-bearing demand                 105,177                            101,202
    Other noninterest-bearing liabilities       14,861                             14,511
    Shareholders' equity                        68,517                             64,085
                                          ------------                       ------------
      Total liabilities and
        shareholders' equity                $1,177,539                         $1,049,658
                                          ============                       ============
      Net interest income                                $40,119                            $38,100
                                                       =========                           ========
      Interest rate spread                                          2.87%                              3.18%
                                                                 =======                             ======
      Net interest margin (2)                                       3.57%                              3.82%
                                                                 =======                             ======
      Ratio of average interest-earning
        assets to average
        interest-bearing liabilities                              113.68%                            114.78%
                                                                 =======                             ======
                                       8



                                           For the Year Ended December 31,
                                          --------------------------------
                                                        1998
                                          --------------------------------
                                                       Interest
                                            Average     Income/   Yield/
                                            Balance     Expense    Rate
                                          --------------------------------
                                                (dollars in thousands)
ASSETS
Interest-earning assets:
    Loans receivable                         $ 756,611   $69,020     9.12%
    Investment securities                      181,807    11,128     6.12
    Other interest-earning assets                1,947       104     5.34
                                          --------------------------------
      Total interest-earning assets            940,365    80,252     8.53
Noninterest-earning assets:
    Other assets                                44,362
                                          ------------
      Total assets                           $ 984,727
                                          ============

LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
    Interest-bearing demand                   $ 43,931     1,007     2.29%
    Money market accounts                       89,642     3,356     3.74
    Savings accounts                             3,442        76     2.21
    Time deposits                              595,766    32,614     5.47
                                          -------------------------------
      Total interest-bearing deposits          732,781    37,053     5.06
    Short-term borrowings (1)                   56,164     2,895     5.15
    Long-term debt                              25,013     2,326     9.30
                                          -------------------------------
      Total interest-bearing liabilities       813,958    42,274     5.19
                                                        -----------------
Noninterest-bearing liabilities:
    Noninterest-bearing demand                  90,214
    Other noninterest-bearing liabilities       15,134
    Shareholders' equity                        65,421
                                          ------------
      Total liabilities and
        shareholders' equity                 $ 984,727
                                          ============
      Net interest income                                $37,978
                                                        ========
      Interest rate spread                                          3.34%
                                                                  ======
      Net interest margin (2)                                       4.04%
                                                                  ======
      Ratio of average interest-earning
        assets to average
        interest-bearing liabilities                              115.53%
                                                                  ======

(1) The increase in short-term borrowings resulted mainly from increases in Federal Home Loan Bank borrowings and in Sweep Repurchase Agreements, under which commercial demand deposits are moved into repurchase agreements.
(2) Net interest margin = net interest income / total interest-earning assets.


PROVISION FOR LOAN LOSSES

         Southwest makes provisions for loan losses in amounts necessary to maintain the allowance for loan losses at the level Southwest deems appropriate. The allowance is based on careful, continuous review and evaluation of the credit portfolio and ongoing, quarterly assessments of the probable losses inherent in the loan and lease portfolio, and to a lesser extent, unused commitments to provide financing. An appropriate level of the allowance for loan losses is determined by management based upon a number of factors including, among others: analytical reviews of loan loss experience in relation to outstanding loans and commitments; unfunded loan commitments; problem and nonperforming loans and other loans presenting credit concerns; trends in loan growth, portfolio composition and quality; appraisals of the value of collateral; and management's judgment with respect to economic conditions and their impact on the existing loan portfolio. Based upon this review, management established an allowance of $12.1 million, or 1.33% of total loans, at December 31, 2000 compared to an allowance of $11.2 million, or 1.31% of total loans, at December 31, 1999. During fiscal years 2000, 1999, and 1998, the provisions for loan losses were $3.6 million, $2.5 million, and $3.4 million, respectively.

         In establishing the level of the allowance for December 31, 2000, management considered a number of factors that indicated a need for the recorded increase in the allowance level, including: the continued growth in the portfolio; the increased risk associated with the volume of the loan portfolio invested in commercial and commercial real estate loans, which are viewed as entailing greater risk than certain other categories of loans; the nonperforming portion of the portfolio; and charge-off history. Management also considered other factors, including the relative volumes of the loan portfolio invested in certain types of credits, such as residential mortgage loans which are deemed to be of relatively low risk, and therefore require a lower allowance. At December 31, 2000, total nonperforming loans were $12.0 million, or 1.32% of total loans, compared to $5.4 million, or 0.63% of total loans, at December 31, 1999. Southwest determined the level of the allowance for loan losses at December 31, 2000 was appropriate as a result of considering these and other factors it deemed relevant to an appropriate level of the allowance. During 2000, there were no changes in estimation methods or assumptions that affected the methodology for determining the allowance. Management conducted a similar analysis in order to determine the appropriate allowance as of December 31, 1999 and 1998.

         Management strives to carefully monitor credit quality and to identify loans that may become nonperforming. At any time, however, there are loans included in the portfolio that will result in losses to Southwest, but that have not been identified as nonperforming or potential problem loans. Because the loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the unexpected deterioration of one or a few of such loans may cause a significant increase in nonperforming assets, and may lead to a material increase in charge-offs and the provision for loan losses in future periods.

         The following table shows the amounts of nonperforming loans at the end of the periods indicated.

                                                                           At December 31,
                                                      ----------------------------------------------------------
                                                         2000        1999       1998        1997        1996
                                                      ----------------------------------------------------------
                                                                       (dollars in thousands)
Total nonaccrual                                           $3,138     $5,205       $ 872      $5,458     $4,635
Total past due 90 days or more                                208        194         451       1,677      1,437
Total restructured                                          8,694         --          --          --        577
                                                      ----------------------------------------------------------
     Total nonperforming loans                             12,040      5,399       1,323       7,135      6,649
Other real estate owned                                     1,225      1,729       3,650         362         64
                                                      ----------------------------------------------------------
     Total nonperforming assets                           $13,265     $7,128      $4,973      $7,497     $6,713
                                                      ==========================================================

Nonperforming loans to loans                                1.32%      0.63%       0.17%       0.99%      1.03%
Allowance for loan losses to nonperforming loans          100.71%    207.26%     786.17%     116.08%    107.37%

         The following table analyzes Southwest's allowance for loan losses for the periods indicated.

                                                                  For the Year Ended December 31,
                                                     -----------------------------------------------------------
                                                        2000        1999        1998       1997        1996
                                                     -----------------------------------------------------------
                                                                       (dollars in thousands)
Balance at beginning of period                           $11,190     $10,401    $ 8,282     $ 7,139     $ 5,813

Loans charged-off:
     Real estate mortgage                                    563         307        460       1,305         148
     Real estate construction                              1,083          10         --          --          --
     Commercial                                            1,170       1,229      1,320       8,691       1,064
     Installment and consumer                                474         802        594       1,532       1,089
                                                     -----------------------------------------------------------
Total charge-offs                                          3,290       2,348      2,374      11,528       2,301
                                                     -----------------------------------------------------------

Recoveries:
     Real estate mortgage                                    155          30        105          85          25
     Real estate construction                                 --          --         --          --          --
     Commercial                                              360         382        582         300         288
     Installment and consumer                                160         230        426         182         214
                                                     -----------------------------------------------------------
Total recoveries                                             675         642      1,113         567         527
                                                     -----------------------------------------------------------

Net loans charged-off                                      2,615       1,706      1,261      10,961       1,774
Provision for loan losses                                  3,550       2,495      3,380      12,104       3,100
                                                     -----------------------------------------------------------
Balance at end of period                                 $12,125     $11,190    $10,401     $ 8,282     $ 7,139
                                                     ===========================================================

Ratio of allowance for loan losses to loans outstanding:
         Average                                            1.35%       1.38%      1.37%       1.18%       1.23%
         End of period                                      1.33        1.31       1.31        1.15        1.11
Ratio of net charge-offs to average loans
     outstanding during the period                          0.29        0.21       0.17        1.57        0.31

OTHER INCOME

         Southwest has developed sources of noninterest income through student lending, mortgage banking, and expansion of Southwest's ATM network, in addition to traditional deposit and loan service charges and fees.

         Total other income increased by $45,000 for fiscal year 2000 compared to 1999 primarily due to a $1.4 million increase in services charges. The increase in service charges can be attributed to increases both in transaction accounts and in fees earned by Southwest's ATM network, which continues to expand its locations. Other income also benefited from a $174,000 increase in gains on sales of government-guaranteed student loans and a $107,000 increase in gains in sales of Small Business Administration ("SBA") loans. These increases were offset by a $678,000 reduction in other noninterest income and a $435,000 reduction in gains on sales of residential mortgage loans. The reduction in other noninterest income was due primarily to $840,000 in gains on sales of property recorded in 1999. Government-guaranteed student loans sold during 2000 totaled $53.4 million compared to $38.4 million during 1999. The principal balance of residential mortgage loans sold was $56.2 million during 2000 compared to $85.7 million during 1999. Sales of mortgage loans declined principally as a result of increased interest rates, which reduced refinances and overall originations.

         Total other income increased by $1.5 million for fiscal year 1999 compared to 1998 primarily due to increased service charges ($1.2 million) and gains on the sales of three branch locations that were no longer being used ($840,000). The increase in service charges can be attributed to fees earned by Southwest's ATM network, which expanded into adjoining states during 1999. These increases were offset by reductions in the gains on sales of residential mortgage loans ($408,000) and government-guaranteed student loans ($222,000). The principal balance of residential mortgage loans sold was $85.7 million during 1999 compared to $124.3 million during 1998. Government-guaranteed student loans sold during 1999 totaled $38.4 million compared to $40.4 million during

1998. Sales of mortgage loans declined principally as a result of increased interest rates, which reduced refinances and overall originations.

OTHER EXPENSES

         Southwest's other expenses declined $811,000, or 3%, for fiscal year 2000 compared to 1999. This decline was primarily the result of a $1.6 million, or 67%, reduction in other real estate expense. During fiscal year 1999, other real estate expense included a $2.0 million write-down on a single property. This property was sold during the second quarter of 2000. In addition, general and administrative expense declined $567,000 for fiscal year 2000 compared to 1999 due to a $600,000 payment in 1999 to settle pending litigation and $303,000 in offering expenses paid in 1999 on behalf of selling shareholders in a public offering. These reductions in expense were partially offset by an $800,000, or 6%, increase in personnel expense, a $559,000, or 9%, increase in occupancy expense and a $35,000, or 15%, increase in FDIC and other insurance.

         Southwest's other expenses increased $3.4 million, or 13%, for fiscal year 1999 compared to fiscal year 1998. This increase was primarily the result of a $2.0 million write-down on a single property in other real estate. This property was acquired in the second quarter of 1998 in foreclosure of a problem loan. The property was recorded by management at its best estimate of fair value less selling costs in accordance with generally accepted accounting principles. Occupancy expense increased $937,000, due primarily to increased data processing, depreciation, and equipment costs, as systems, facilities and equipment were upgraded. General and administrative expenses increased $788,000. The increase in general and administrative expenses was due primarily to a $600,000 payment to settle pending litigation and $303,000 in offering expenses paid on behalf of the selling shareholders in Southwest's public offering. These increases were offset by a $546,000 reduction in salaries and employee benefits.

TAXES ON INCOME

         Southwest's income tax expense for fiscal years 2000, 1999, and 1998 was $5.2 million, $4.8 million, and $5.2 million, respectively. Southwest's effective tax rates have been lower than statutory federal and state rates primarily because of tax-exempt income on municipal obligations and loans.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                                           For the Quarter Ended
                                                         ----------------------------------------------------------
                                                            12-31-00      09-30-00      06-30-00       03-31-00
                                                         ----------------------------------------------------------
                                                               (dollars in thousands, except per share data)

Operations Data
     Interest income                                            $25,999       $24,682       $23,742        $22,851
     Interest expense                                            15,494        15,039        13,765         12,857
                                                         ----------------------------------------------------------
     Net interest income                                         10,505         9,643         9,977          9,994
     Provision for loan losses                                      825           925           975            825
     Gain on sales of securities and loans                          355           699           246            453
     Other income                                                 1,796         1,689         1,708          1,543
     Other expenses                                               7,652         7,239         7,292          7,432
                                                         ----------------------------------------------------------
     Income before taxes                                          4,179         3,867         3,664          3,733
     Taxes on income                                              1,409         1,292         1,250          1,287
                                                         ----------------------------------------------------------
     Net income                                                 $ 2,770       $ 2,575       $ 2,414        $ 2,446
                                                         ==========================================================
Per Share Data
     Basic earnings per common share                              $0.73         $0.68         $0.63          $0.63
     Diluted earnings per common share                            $0.72         $0.67         $0.63          $0.62
     Dividends declared per common share                          $0.11         $0.11         $0.11          $0.11
Weighted average common shares outstanding
     Basic                                                    3,787,881     3,798,789     3,837,442      3,866,190
     Diluted                                                  3,808,469     3,829,907     3,877,704      3,925,675

                                                                           For the Quarter Ended
                                                         ----------------------------------------------------------
                                                            12-31-99      09-30-99      06-30-99       03-31-99
                                                         ----------------------------------------------------------
                                                               (dollars in thousands, except per share data)
Operations Data
     Interest income                                            $21,097       $20,038       $19,644        $19,816
     Interest expense                                            11,438        10,534        10,147         10,376
                                                         ----------------------------------------------------------
     Net interest income                                          9,659         9,504         9,497          9,440
     Provision for loan losses                                      795           600           425            675
     Gain on sales of securities and loans                          563           743           402            687
     Other income                                                 1,525         1,751         1,692          1,081
     Other expenses                                               8,537         7,305         7,338          7,246
                                                         ----------------------------------------------------------
     Income before taxes                                          2,415         4,093         3,828          3,287
     Taxes on income                                                754         1,453         1,373          1,177
                                                         ----------------------------------------------------------
     Net income                                                 $ 1,661       $ 2,640       $ 2,455        $ 2,110
                                                         ==========================================================
Per Share Data
     Basic earnings per common share                              $0.42         $0.66         $0.60          $0.55
     Diluted earnings per common share                            $0.42         $0.64         $0.59          $0.54
     Dividends declared per common share                          $0.10         $0.10         $0.10          $0.10
Weighted average common shares outstanding
     Basic                                                    3,937,058     4,036,097     4,077,420      3,843,223
     Diluted                                                  4,006,752     4,114,164     4,153,725      3,941,217

FINANCIAL CONDITION

         Southwest's total assets increased by $83.2 million, or 7%, from $1,120.4 million at December 31, 1999 to $1,203.6 million at December 31, 2000 after increasing by $92.5 million, or 9%, between December 31, 1998 and 1999. The growth in assets in years 2000 and 1999 was attributable to increases in both investment securities and outstanding loans.

         Southwest's investment securities increased by $18.1 million, or 9%, from $211.7 million at December 31, 1999 to $229.8 million at December 31, 2000 after decreasing by $37.0 million, or 21%, between December 31, 1998 and 1999. The growth during 2000 came primarily from tax-exempt municipal securities, which increased by $9.9 million, or 32%, from December 31, 1999 to December 2000. Mortgage-backed securities also increased $6.4 million, or 10%, during the same period. The growth during 1999 came primarily from mortgage-backed securities, which increased by $33.2 million, or 107%, from December 31, 1998 to December 31, 1999.

         Loans were $912.6 million at December 31, 2000, an increase of $59.8 million, or 7%, compared to December 31, 1999. Southwest experienced increases in all categories of outstanding loans. The allowance for loan losses increased by $935,000, or 8%, from December 31, 1999 to December 31, 2000. At December 31, 2000, the allowance for loan losses was $12.1 million, or 1.33% of total loans, compared to $11.2 million, or 1.31% of total loans, at December 31, 1999.

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

         Southwest's deposits increased by $73.9 million, or 8%, from $871.2 million at December 31, 1999 to $945.1 million at December 31, 2000 after increasing by $28.5 million, or 3%, between December 31, 1998 and December 31, 1999. While all categories of deposit increased during the period, the growth in deposits occurred primarily in time deposits, which increased $54.9 million, or 9% from December 31, 1999 to December 31, 2000.

CAPITAL RESOURCES

         At December  31, 2000,  total  shareholders'  equity was $73.2  million compared to $64.3 million at December 31, 1999. Earnings, net of common dividends, contributed $8.5 million to shareholders' equity. Sales of common stock through the dividend reinvestment plan, the employee stock purchase plan and the employee stock option plan contributed an additional $148,000 to shareholders' equity in 2000. Net unrealized holding gains (losses) on investment securities available for sale (net of tax) increased to a gain of $379,000 at December 31, 2000 compared to a loss of $(1.7) million at December 31, 1999. During 2000, Southwest repurchased 102,500 shares at an average price of $17.33 per share, which reduced common shareholders' equity $1.8 million. Repurchases of an additional 92,500 shares may be made under the repurchase plan adopted in December 1999. Repurchases may be made from time to time based on market conditions, projected capital needs, and other factors.

         During 1999, earnings, net of common dividends, contributed $7.3 million to common shareholders' equity. Sale of common stock through the dividend reinvestment plan, the employee stock purchase plan and the employee stock option plan contributed an additional $477,000 to common shareholders' equity in 1999. Net unrealized gains (losses) on investment securities available for sale (net of tax) declined to a loss of $(1.7) million at December 31, 1999 as compared to a gain of $513,000 at December 31, 1998. As a result, common shareholders' equity increased $6.5 million, or 11%, in 1999. In 1999, Southwest repurchased 204,000 shares at an average price of $22.05 per share, which reduced common shareholders' equity $4.5 million. On March 19, 1999, Southwest completed a public offering of its common stock, including 811,231 shares sold by the Estate of Paul C. Wise and Dr. James B. Wise and 250,000 newly issued shares sold by Southwest. Southwest received proceeds of $5.4 million, after offering expenses and underwriting discount. The net proceeds were invested in Stillwater National, where the funds were used for general corporate purposes and lending and investment activities. Southwest redeemed its Series A Preferred Stock on September 1, 1998 for $17.25 million. Funds for this redemption came from the sale of securities purchased with proceeds from the Trust Preferred issued in 1997.

         Bank holding companies are required to maintain capital ratios in accordance with guidelines adopted by the Federal Reserve Board. The guidelines are commonly known as Risk-Based Capital Guidelines. On December 31, 2000, Southwest exceeded all applicable capital requirements, having a total risk-based capital ratio of 11.68%, a Tier 1 risk-based capital ratio of 10.36%, and a leverage ratio of 8.08%. As of December 31, 2000, Stillwater National also met the criteria for classification as a "well-capitalized" institution under the prompt corrective action rules promulgated under the Federal Deposit Insurance Act. Designation as a well-capitalized institution under these regulations does not constitute a recommendation or endorsement of Southwest or Stillwater National by Federal bank regulators.

LIQUIDITY

         Liquidity is measured by a financial institution's ability to raise funds through deposits, borrowed funds, capital, or the sale of highly marketable assets such as residential mortgage loans and available for sale investments. Southwest's portfolio of government-guaranteed student loans and SBA loans are also readily salable. Additional sources of liquidity, including cash flow from the repayment of loans, are also considered in determining whether liquidity is satisfactory. Liquidity is also achieved through growth of deposits and liquid assets, and accessibility to the capital and money markets. These funds are used to meet deposit withdrawals, maintain reserve requirements, fund loans and operate the organization.

         During 2000, cash and cash equivalents increased $4.5 million as compared to the year ended December 31, 1999. The increase was the result of cash provided from financing activities (primarily increased deposits) of $69.3 million and operating activities of $10.1 million offset by $74.9 million in cash used in investing activities.

         Cash and cash equivalents decreased by $6.0 million during 1999. This decrease was the result of cash provided from financing activities (primarily increased deposits and short-term borrowings) of $85.6 million and operating activities of $11.9 million offset by $103.5 million in cash used in investing activities.

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

         The following table shows Southwest's interest rate sensitivity gaps for selected maturity periods at December 31, 2000:


                                              0 to 3       4 to 12     Over 1 to       Over
                                              Months        Months      5 Years      5 Years        Total
                                           ------------------------------------------------------------------
                                                                 (dollars in thousands)

Interest-earning assets:
     Loans receivable                          $ 472,931    $ 253,996    $ 136,141     $ 49,482     $ 912,550
     Investment securities                        17,017       25,264      160,570       26,941       229,792
     Federal funds sold                               --           --           --           --            --
     Due from banks                                  603           --           --           --           603
                                           ------------------------------------------------------------------
         Total                                   490,551      279,260      296,711       76,423     1,142,945

Interest-bearing liabilities:
     Money market deposit accounts               103,001           --           --           --       103,001
     Time deposits                               170,714      423,259       72,166          147       666,286
     Savings accounts                              4,884           --           --           --         4,884
     NOW accounts                                 51,199           --           --           --        51,199
     Short-term borrowings                       150,498           --           --           --       150,498
     Long-term debt                                   --           --           --       25,013        25,013
                                           ------------------------------------------------------------------

         Total                                   480,296      423,259       72,166       25,160     1,000,881
                                           ------------------------------------------------------------------

Interest sensitivity gap                        $ 10,255    $(143,999)   $ 224,545     $ 51,263     $ 142,064
                                           ==================================================================

Cumulative interest sensitivity gap             $ 10,255    $(133,744)    $ 90,801    $ 142,064     $ 142,064
                                           ==================================================================
Percentage of interest-earning assets
     to interest-bearing liabilities              102.14%       65.98%      411.15%      303.75%       114.19%
                                           ==================================================================

Percentage of cumulative gap to total               0.85%      (11.11)%       7.54%       11.80%        11.80%
     assets                                ==================================================================


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

         A principal objective of Southwest's asset/liability management effort is to balance the various factors that generate interest rate risk, thereby maintaining the interest rate sensitivity of Southwest within acceptable risk levels. To measure its interest rate sensitivity position, Southwest utilizes a simulation model that facilitates the forecasting of net interest income under a variety of interest rate and growth scenarios. At December 31, 2000, the model projected net income would decrease by 3.35% if interest rates would immediately fall by 200 basis points. It projects an increase in net income of 5.70% if interest rates would immediately rise by 200 basis points. The model projected net income would decrease by 3.62% if interest rates would gradually fall by 200 basis points over a one-year time horizon. It projects an increase in net income of 4.22% if interest rates would gradually rise by 200 basis points over a one-year time horizon. The earnings simulation model uses numerous assumptions regarding the effect of changes in interest rates on the timing and extent of repricing characteristics, future cash flows and customer behavior. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

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

CHANGE IN AUDITORS

         On August 28, 2000, Southwest dismissed Deloitte & Touche LLP, which had previously served as independent accountants for Southwest. The reports of Deloitte & Touche LLP on the consolidated financial statements of Southwest as of and for the fiscal years ended December 31, 1999 and December 31, 1998, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. The change in independent accountants was recommended by Southwest's Audit Committee and approved by Southwest's Board of Directors. In connection with its audit for the fiscal years ended December 31, 1999 and 1998, and in the interim period from January 1, 2000 through August 28, 2000, there were no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused Deloitte & Touche LLP to make reference to such disagreements in its report on the consolidated financial statements for such years.

         On August 31, 2000, Southwest engaged Ernst & Young LLP as its new independent accountants. The engagement of Ernst & Young LLP was recommended by Southwest's Audit Committee and approved by Southwest's Board of Directors.

REPORT OF INDEPENDENT AUDITORS


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SOUTHWEST BANCORP, INC.:

         We have audited the accompanying consolidated statement of financial condition of Southwest Bancorp, Inc. as of December 31, 2000, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Southwest's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statement of financial condition of Southwest Bancorp, Inc. as of December 31, 1999, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1999, were audited by other auditors whose report dated January 28, 2000, expressed an unqualified opinion on those statements.

         We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southwest Bancorp, Inc. at December 31, 2000, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.




/s/ Ernst & Young LLP
Ernst & Young LLP
Tulsa, Oklahoma
January 22, 2001

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
AT DECEMBER 31, 2000 AND 1999
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                           2000                     1999
                                                                                      ---------------          --------------

Assets
Cash and cash equivalents                                                                   $ 30,851                 $ 26,340
Investment securities:
     Held to maturity, fair value $64,615 (2000) and $71,087 (1999)                           64,406                   71,814
     Available for sale, amortized cost $156,316 (2000) and $134,223 (1999)                  156,947                  131,379
     Federal Reserve Bank and Federal Home Loan Bank Stock, at cost                            8,439                    8,489
Loans held for sale                                                                            7,888                   21,282
Loans receivable, net of allowance for loan losses
     of $12,125 (2000) and $11,190 (1999)                                                    892,537                  820,336
Accrued interest receivable                                                                   12,042                    9,413
Premises and equipment, net                                                                   20,416                   20,800
Other assets                                                                                  10,040                   10,567
                                                                                      ---------------          --------------
                Total assets                                                              $1,203,566               $1,120,420
                                                                                      ===============          ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
     Noninterest-bearing demand                                                            $ 119,732                $ 109,754
     Interest-bearing demand                                                                  51,199                   44,782
     Money market accounts                                                                   103,001                  101,302
     Savings accounts                                                                          4,884                    3,984
     Time deposits of $100,000 or more                                                       304,814                  270,450
     Other time deposits                                                                     361,472                  340,963
                                                                                      ---------------          --------------
         Total deposits                                                                      945,102                  871,235
Accrued interest payable                                                                       7,105                    6,004
Other liabilities                                                                              2,609                    2,094
Short-term borrowings                                                                        150,498                  151,820
Long-term debt:
     Guaranteed preferred beneficial interests in the Company's
         subordinated debentures                                                              25,013                   25,013
                                                                                      ---------------          --------------
             Total liabilities                                                             1,130,327                1,056,166
                                                                                      ---------------          --------------
Shareholders' equity:
     Common stock - $1 par value; 20,000,000 shares authorized;
         4,081,056 shares issued and outstanding                                               4,081                    4,081
     Capital surplus                                                                          14,788                   14,855
     Retained earnings                                                                        59,912                   51,385
     Accumulated other comprehensive gain (loss)                                                 379                   (1,708)
     Treasury stock, at cost; 290,772 (2000) and 197,931 (1999) shares                        (5,921)                  (4,359)
                                                                                      ---------------          --------------
                Total shareholders' equity                                                    73,239                   64,254
                                                                                      ---------------          --------------
                Total liabilities & shareholders' equity                                  $1,203,566               $1,120,420
                                                                                      ===============          ==============

See notes to consolidated financial statements.

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                              2000                1999                1998
                                                          --------------      --------------     ---------------

Interest income:
     Interest and fees on loans                                 $83,480             $69,373             $69,020
     Investment securities:
         U.S. Government and agency obligations                   6,767               7,036               8,873
         Mortgage-backed securities                               4,576               2,705               1,245
         State and political subdivisions                         1,499                 868                 582
         Other securities                                           832                 579                 457
     Federal funds sold                                             120                  34                  75
                                                          --------------      --------------     ---------------
         Total interest income                                   97,274              80,595              80,252

Interest expense:
     Interest-bearing demand                                      1,263                 876               1,007
     Money market accounts                                        4,690               3,611               3,356
     Savings accounts                                                94                  74                  76
     Time deposits of $100,000 or more                           18,797              10,851               8,627
     Other time deposits                                         20,408              18,661              23,987
     Short-term borrowings                                        9,577               6,096               2,895
     Long-term debt                                               2,326               2,326               2,326
                                                          --------------      --------------     ---------------
         Total interest expense                                  57,155              42,495              42,274
                                                          --------------      --------------     ---------------

Net interest income                                              40,119              38,100              37,978

Provision for loan losses                                         3,550               2,495               3,380

Other income:
     Service charges and fees                                     6,198               4,833               3,658
     Other noninterest income                                       538               1,216                 367
     Gain on sales of loans receivable                            1,871               2,025               2,652
     Gain (loss) on sales of investment securities                 (118)                370                 266
                                                          --------------      --------------     ---------------
         Total other income                                       8,489               8,444               6,943

Other expenses:
     Salaries and employee benefits                              14,401              13,601              14,147
     Occupancy                                                    6,476               5,917               4,980
     FDIC and other insurance                                       274                 239                 248
     Other real estate                                              808               2,446                 172
     General and administrative                                   7,656               8,223               7,435
                                                          --------------      --------------     ---------------
         Total other expenses                                    29,615              30,426              26,982
                                                          --------------      --------------     ---------------
Income before taxes                                              15,443              13,623              14,559
     Taxes on income                                              5,238               4,757               5,181
                                                          --------------      --------------     ---------------
Net income                                                      $10,205             $ 8,866             $ 9,378
                                                          ==============      ==============     ===============
Net income available to common shareholders                     $10,205             $ 8,866             $ 7,392
                                                          ==============      ==============     ===============

Basic earnings per common share                                   $2.67               $2.23               $1.95
                                                          ==============      ==============     ===============
Diluted earnings per common share                                 $2.64               $2.19               $1.89
                                                          ==============      ==============     ===============
Cash dividends declared per share                                 $0.44               $0.40               $0.36
                                                          ==============      ==============     ===============

See notes to consolidated financial statements.

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
(DOLLARS IN THOUSANDS)


                                                             2000                1999               1998
                                                         --------------     ---------------     --------------

Net income                                                     $10,205             $ 8,866            $ 9,378

Other comprehensive income (loss):
     Unrealized holding gain (loss) on available for
         sale securities                                         3,357              (3,330)               154
     Reclassification adjustment for (gains) losses
         arising during the period                                 118                (370)              (266)
                                                         --------------     ---------------     --------------
     Other comprehensive income (loss), before tax               3,475              (3,700)              (112)
     Tax (expense) benefit related to items
         of other comprehensive income (loss)                   (1,388)              1,479                 45
                                                         --------------     ---------------     --------------
     Other comprehensive income (loss), net of tax               2,087              (2,221)               (67)
                                                         --------------     ---------------     --------------

Comprehensive income                                           $12,292             $ 6,645            $ 9,311
                                                         ==============     ===============     ==============

See notes to consolidated financial statements.

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                                 ACCUMULATED                TOTAL
                                                                                                    OTHER                   SHARE-
                                   PREFERRED STOCK       COMMON STOCK      CAPITAL   RETAINED   COMPREHENSIVE    TREASURY   HOLDERS'
                                   SHARES    AMOUNT    SHARES     AMOUNT   SURPLUS   EARNINGS   INCOME (LOSS)      STOCK    EQUITY
                                   -----------------------------------------------------------------------------------------------

Balance, January 1, 1998            690,000    $ 690   3,787,839  $ 3,788    $24,764   $38,226        $ 580          --   $68,048

Cash dividends:
     Common, $0.36 per share             --       --          --       --         --    (1,366)          --          --    (1,366)
     Preferred, $1.725 per share         --       --          --       --         --    (1,190)          --          --    (1,190)
Common stock issued:
     Employee Stock Option Plan          --       --       5,000        5         68        --           --          --        73
     Employee Stock Purchase Plan        --       --       2,557        2         69        --           --          --        71
     Dividend Reinvestment Plan          --       --       3,669        4        100        --           --          --       104
Preferred Stock Redeemed           (690,000)    (690)         --       --    (15,632)     (928)          --          --   (17,250)
Other comprehensive income
     (loss), net of tax                  --       --          --       --         --        --          (67)         --       (67)
Net income                               --       --          --       --         --     9,378           --          --     9,378
                                   -----------------------------------------------------------------------------------------------
Balance, December 31, 1998               --       --   3,799,065    3,799      9,369    44,120          513          --    57,801

Cash dividends:
     Common, $0.40 per share             --       --          --       --         --    (1,601)          --          --    (1,601)
Common stock issued:
     Employee Stock Option Plan          --       --      30,000       30        352        --           --          --       382
     Employee Stock Purchase Plan        --       --       1,269        1         29        --           --       $  29        59
     Dividend Reinvestment Plan          --       --         722        1         17        --           --          18        36
     Public Offering                     --       --     250,000      250      5,101        --           --          --     5,351
Other comprehensive income
     (loss), net of tax                  --       --          --       --         --        --       (2,221)         --    (2,221)
Treasury shares purchased                --       --          --       --        (13)       --           --      (4,406)   (4,419)
Net income                               --       --          --       --         --     8,866           --          --     8,866
                                   -----------------------------------------------------------------------------------------------
Balance, December 31, 1999               --       --   4,081,056    4,081     14,855    51,385       (1,708)     (4,359)   64,254

Cash dividends:
     Common, $0.44 per share             --       --          --       --         --    (1,678)          --          --    (1,678)
Common stock issued:
     Employee Stock Option Plan          --       --          --       --        (35)       --           --          89        54
     Employee Stock Purchase Plan        --       --          --       --        (16)       --           --          62        46
     Dividend Reinvestment Plan          --       --          --       --        (16)       --           --          64        48
Other comprehensive income
     (loss), net of tax                  --       --          --       --         --        --        2,087          --     2,087
Treasury shares purchased                --       --          --       --         --        --           --      (1,777)   (1,777)
Net income                               --       --          --       --         --    10,205           --          --    10,205
                                   -----------------------------------------------------------------------------------------------
Balance, December 31, 2000               --       --   4,081,056  $ 4,081    $14,788   $59,912        $ 379     $(5,921)  $73,239
                                   ===============================================================================================


See notes to consolidated financial statements.

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
(DOLLARS IN THOUSANDS)


                                                                            2000            1999             1998
                                                                        -------------   --------------   --------------


Operating activities:
     Net income                                                              $10,205           $8,866           $9,378
     Adjustments to reconcile net income to net
         cash (used in) provided from operating activities:
             Provision for loan losses                                         3,550            2,495            3,380
             Depreciation and amortization expense                             2,493            2,284            1,883
             Amortization of premiums and accretion of
                discounts on securities, net                                     (13)             278              171
             Amortization of intangibles                                         182              273              293
             (Gain) Loss on sales/calls of securities                            118             (370)            (266)
             (Gain) Loss on sales of loans receivable                         (1,871)          (2,025)          (2,652)
             (Gain) Loss on sales of premises/equipment                           48             (851)              37
             (Gain) Loss on other real estate owned, net                         424            1,950              (34)
             Proceeds from sales of residential mortgage loans                56,986           86,845          125,885
             Residential mortgage loans originated for resale                (59,370)         (86,203)        (124,307)
     Changes in assets and liabilities:
         Accrued interest receivable                                          (2,629)            (755)             225
         Other assets                                                         (1,550)          (1,205)          (1,034)
         Income taxes payable                                                    365             (151)            (370)
         Accrued interest payable                                              1,101              420             (920)
         Other liabilities                                                       121               21              417
                                                                        -------------   --------------   --------------
             Net cash (used in) provided from operating activities            10,160           11,872           12,086
                                                                        -------------   --------------   --------------
Investing activities:
     Proceeds from sales of available for sale securities                      3,998              283           14,097
     Proceeds from principal repayments, calls and maturities:
         Held to maturity securities                                          23,290           24,291           29,001
         Available for sale securities                                        15,129           28,136           34,610
     Proceeds from sales of Federal Home Loan Bank stock                         146               --               --
     Purchases of held to maturity securities                                (15,930)         (21,141)         (19,734)
     Purchases of available for sale securities                              (41,274)         (67,837)         (44,635)
     Purchases of Federal Reserve Bank and Federal Home Loan
         Bank stock                                                              (96)          (4,353)            (286)
     Loans originated and principal repayments, net                         (115,631)         (99,106)        (119,769)
     Proceeds from sales of guaranteed student loans                          54,440           39,265           41,503
     Purchases of premises and equipment                                      (2,247)          (4,186)          (7,680)
     Proceeds from sales of premises and equipment                                90            1,157              127
     Proceeds from sales of other real estate owned                            3,169               --              619
                                                                        -------------   --------------   --------------
             Net cash (used in) provided from investing activities           (74,916)        (103,491)         (72,147)
                                                                        -------------   --------------   --------------
Financing activities:
     Net increase (decrease) in deposits                                      73,867           28,518            1,636
     Net increase (decrease) in short-term borrowings                         (1,322)          57,248           74,024
     Net proceeds from issuance of common stock                                  148            5,768              248
     Redemption of preferred stock                                                --               --          (17,250)
     Purchases of treasury stock                                              (1,777)          (4,359)              --
     Common stock dividends paid                                              (1,649)          (1,555)          (1,327)
     Preferred stock dividends paid                                               --               --           (1,190)
                                                                        -------------   --------------   --------------
             Net cash (used in) provided from financing activities            69,267           85,620           56,141
                                                                        -------------   --------------   --------------
Net increase (decrease) in cash and cash equivalents                           4,511           (5,999)          (3,920)
Cash and cash equivalents,
     Beginning of period                                                      26,340           32,339           36,259
                                                                        -------------   --------------   --------------
     End of period                                                           $30,851          $26,340          $32,339
                                                                        =============   ==============   ==============

See notes to consolidated financial statements.

SOUTHWEST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999,  AND 1998

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

         MANAGEMENT ESTIMATES - In preparing its financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates shown on the consolidated statements of financial condition and revenues and expenses during the periods reported. Actual results could differ significantly from those estimates. Changes in economic conditions could impact the determination of material estimates such as the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.

         CASH AND CASH EQUIVALENTS - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from depository institutions, and federal funds sold. Federal funds sold are sold for one-to-four day periods.

         INVESTMENT SECURITIES - Investments in debt and equity securities are identified as held to maturity and available for sale based on management considerations of asset/liability strategy, changes in interest rates and prepayment risk, the need to increase capital and other factors. Southwest has the ability and intent to hold to maturity its investment securities classified as held to maturity. Southwest had no investments held for trading purposes for any period presented. Under certain circumstances (including the deterioration of the issuer's creditworthiness, a change in tax law, or statutory or regulatory requirements), Southwest may change the investment security classification. The classifications Southwest utilizes determines the related accounting treatment for each category of investments. Available for sale securities are accounted for at fair value with unrealized gains or losses, net of taxes, excluded from operations and reported as accumulated other comprehensive income. Held to maturity securities are accounted for at amortized cost.

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

         ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is established through a provision for loan losses charged to operations. Loan amounts which are determined to be uncollectible are charged against this allowance, and recoveries, if any, are added to the allowance. A loan is considered to be impaired when, based on current information and events, it is probable that Southwest will be unable to collect all amounts due according to the contractual terms of the loan agreement. The allowance for loan losses related to loans that are identified for evaluation of impairment is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Smaller balance, homogeneous loans, including mortgage, student and consumer, are collectively evaluated for impairment. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. All of Southwest's nonaccrual loans have been defined as impaired loans.

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

         OTHER REAL ESTATE OWNED - Other real estate owned is initially recorded at the lesser of the fair value less the estimated costs to sell the asset or the recorded amount of the related loan. Write-downs of carrying value required at the time of foreclosure are recorded as a charge to the allowance for loan losses. Costs related to the development of such real estate are capitalized whereas costs related to holding the property are expensed. Foreclosed property is subject to periodic revaluation based upon estimates of fair value. In determining the valuation of other real estate owned, management obtains independent appraisals for significant properties. Valuation adjustments are provided, as necessary, by charges to operations.

         Profit from sales of foreclosed property by Southwest is recognized in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 66, Accounting for Sales of Real Estate. Losses are recognized as incurred.

         INTANGIBLES - Intangibles consist of goodwill and mortgage servicing rights and are included in other assets in the consolidated statements of financial condition. Goodwill is amortized using the straight-line method over 15 years. Loan servicing rights are capitalized based on estimated fair market value at the point of origination. The servicing rights are amortized on an individual loan by loan basis over the period of estimated net servicing income. Impairment of loan servicing rights is assessed based on the fair value of those rights. The capitalized amounts and amortization of the loan servicing rights is not material. Southwest reviews the carrying value of intangible assets annually for impairment. Assets are considered impaired when the balances are not recoverable from estimated future cash flows. At December 31, 2000 and 1999, Stillwater National had recorded cumulative amortization of $2.0 million and $1.8 million, respectively.

         DEPOSITS - The total amount of time deposits with a minimum denomination of $100,000 was approximately $304.8 million and $270.5 million at December 31, 2000 and 1999, respectively. The total amount of overdrawn deposit accounts that were reclassified as loans at December 31, 2000 and 1999 was $1.5 million and $574,000, respectively. Time deposit maturities are as follows:
$594.0  million in 2001,  $45.5  million in 2002,  $24.1  million in 2003,  $2.3 million in 2004 and $366,000 thereafter.

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

         EARNINGS PER COMMON SHARE - Basic earnings per common share is computed based upon net income, after deducting the dividend requirements of preferred stock, divided by the weighted average number of common shares outstanding during each period. Diluted earnings per common share is computed based upon net income, after deducting the preferred stock dividend requirements, divided by the weighted average number of common shares outstanding during each period adjusted for the effect of dilutive potential common shares calculated using the treasury stock method. For 1998, earnings available to common shareholders also reflected an adjustment of $928,000 of original issue costs relating to the redemption of Southwest's Series A Preferred Stock on September 1,
1998. For the years ended December 31, 2000, 1999, and 1998, Southwest had 270,000, 170,000, and zero antidilutive options to purchase common shares, respectively. The following is a reconciliation of net income available to common shareholders and the common shares used in the calculations of basic and diluted earnings per common share:


                                                               2000             1999            1998
                                                            ------------     -----------     ------------
                                                                       (dollars in thousands)
Net income                                                      $10,205         $ 8,866          $ 9,378
Less:  preferred stock dividend requirement                          --              --           (1,058)
Less:  redemption price of preferred stock in
     excess of the carrying amount                                   --              --             (928)
                                                            ------------     -----------     ------------
Net income available to common shareholders                     $10,205         $ 8,866          $ 7,392
                                                            ============     ===========     ============


Weighted average common shares outstanding:
     Basic earnings per share                                 3,822,416       3,973,878        3,795,136
Effect of dilutive securities:
     Stock options                                               39,485          80,790          119,009
                                                            ------------     -----------     ------------
Weighted average common shares outstanding:
     Diluted earnings per share                               3,861,901       4,054,668        3,914,145
                                                            ============     ===========     ============



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

         TRUST - Southwest offers trust services to customers through its relationship with the Heritage Trust Company, a trust services company. Property (other than cash on deposit) held by Stillwater National in a fiduciary or agency capacity for its customers is not included in the consolidated statements of financial condition as it is not an asset or liability of Stillwater National.

         LIQUIDITY - Stillwater National is required by the Federal Reserve Bank to maintain average reserve balances. Cash and due from banks in the consolidated statements of financial condition include restricted amounts of zero and $61,000 at December 31, 2000 and 1999, respectively.

         RECLASSIFICATIONS - Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

2.  INVESTMENT SECURITIES

         A summary of the amortized cost and fair values of investment securities follows:


                                                                            At December 31, 2000
                                                      -----------------------------------------------------------------
                                                        Amortized              Gross Unrealized               Fair
                                                          Cost              Gains            Losses           Value
                                                      -----------------------------------------------------------------
                                                                            (dollars in thousands)


Held to Maturity:
U.S. Government and agency obligations                     $ 28,198           $  241            $   6         $ 28,433
Obligations of state and political subdivisions              36,208              163              189           36,182
                                                      --------------    -------------    -------------    -------------
      Total                                                 $ 64,406           $  404           $  195         $ 64,615
                                                      ==============    =============    =============    =============

Available for Sale:
U.S. Government and agency obligations                     $ 77,404           $  795           $  187         $ 78,012
Obligations of state and political subdivisions               4,787               38                7            4,818
Mortgage-backed securities                                   70,533              531              497           70,567
Equity securities                                             3,592               34               76            3,550
                                                      --------------    -------------    -------------    -------------
      Total                                                 $156,316          $ 1,398           $  767         $156,947
                                                       ==============    =============    =============    =============


                                                                            At December 31, 1999
                                                      -----------------------------------------------------------------
                                                         Amortized               Gross Unrealized              Fair
                                                           Cost              Gains            Losses           Value
                                                      -----------------------------------------------------------------
                                                                            (dollars in thousands)
Held to Maturity:
U.S. Government and agency obligations                     $ 45,349            $  76           $  317         $ 45,108
Obligations of state and political subdivisions              26,465                1              487           25,979
                                                      --------------    -------------    -------------    -------------
      Total                                                 $ 71,814            $  77           $  804         $ 71,087
                                                      ==============    =============    =============    =============

Available for Sale:
U.S. Government and agency obligations                     $ 61,637            $  37          $ 1,260         $ 60,414
Obligations of state and political subdivisions               4,794               --               89            4,705
Mortgage-backed securities                                   65,760               83            1,641           64,202
Equity securities                                             2,032               28                2            2,058
                                                      --------------    -------------    -------------    -------------
     Total                                                 $134,223           $  148          $ 2,992         $131,379
                                                      ==============    =============    =============    =============



         As required by law, investment securities are pledged to secure public and trust deposits, as well as the Sweep Repurchase Agreement Product and borrowings from the FHLB. Securities with an amortized cost of $203.4 million and $188.5 million were pledged to meet such requirements of $105.8 million and $80.6 million at December 31, 2000 and 1999, respectively. Any amount overpledged can be released at any time.

         A comparison of the amortized cost and approximate fair value of Southwest's debt securities by maturity date at December 31, 2000 follows. Mortgage-backed securities are included in the period in which they are estimated to prepay.


                                           Available for Sale                 Held to Maturity
                                     -----------------------------------------------------------------
                                       Amortized           Fair          Amortized           Fair
                                         Cost             Value             Cost            Value
                                     -----------------------------------------------------------------
                                                          (dollars in thousands)
One year or less                          $ 18,783         $ 18,734         $ 13,482         $ 13,490
Two years through five years               109,061          109,647           50,924           51,125
Five years through ten years                14,204           14,495               --               --
More than ten years                         10,676           10,521               --               --
                                     --------------    -------------    -------------    -------------
 Total                                     $152,724         $153,397         $ 64,406         $ 64,615
                                     ==============    =============    =============    =============

         Gross realized gains (losses) on sales of investment securities were $(118,000), $370,000, and $266,000 during 2000, 1999, and 1998, respectively.
The gross proceeds from such sales of investment securities totaled approximately $4.0 million, $283,000, and $14.1 million during 2000, 1999, and 1998, respectively. A portion of the gain on sales of investment securities during 1999 and 1998 occurred when securities classified as "held to maturity" and "available for sale", originally purchased at a discount, were called prior to their stated maturity dates.

3.  LOANS RECEIVABLE

         Major classifications of loans are as follows:

                                                                            At December 31,
                                                                 ----------------------------------
                                                                     2000                 1999
                                                                 ----------------------------------
                                                                      (dollars in thousands)

Real estate mortgage:
     Commercial                                                      $276,525             $263,216
     One-to-four family residential                                   107,360              102,973
Real estate construction                                              103,951               85,511
Commercial                                                            311,953              296,415
Installment and consumer:
     Government-guaranteed student loans                               77,846               69,873
     Other                                                             34,915               34,820
                                                                 -------------        -------------
                                                                      912,550              852,808
Allowance for loan losses                                             (12,125)             (11,190)
                                                                 -------------        -------------

Loans receivable, net                                                $900,425             $841,618
                                                                 =============        =============

         Stillwater National extends commercial and consumer credit primarily to customers in the State of Oklahoma, which subjects the loan portfolio to the general economic conditions within this area. At December 31, 2000 and 1999, substantially all of Stillwater National's loans are collateralized with real estate, inventory, accounts receivable and/or other assets or guaranteed by agencies of the United States Government.

         Loans to individuals and businesses in the healthcare industry totaled $127.9 million, or 14% of total loans. Stillwater National does not have any other concentrations of loans to individuals or businesses involved in a single industry of more than 5% of total loans. In the event of total nonperformance by the borrowers, Stillwater National's accounting loss would be limited to the recorded investment in the loans receivable reduced by proceeds received from disposition of the related collateral.

         Stillwater National had loans which were held for sale of $7.9 million and $21.3 million at December 31, 2000 and 1999, respectively. These loans are carried at cost, which does not exceed market. Government- guaranteed student loans are generally sold to a single servicer. A substantial portion of the one-to-four family residential loans and loan servicing rights are sold to five servicers.

         The principal balance of loans for which accrual of interest has been discontinued totaled approximately $3.1 million and $5.2 million at December 31, 2000 and 1999, respectively. If interest on those loans had been accrued, the interest income as reported in the accompanying consolidated statements of operations would have increased by approximately $155,000, $549,000, and $682,000 for 2000, 1999, and 1998, respectively.

         The unpaid principal balance of real estate mortgage loans serviced for others totaled $94.5 million and $109.3 million at December 31, 2000 and 1999, respectively. Stillwater National maintained escrow accounts totaling $379,000 and $512,000 for real estate mortgage loans serviced for others at December 31, 2000 and 1999, respectively.

         The following table sets forth the remaining maturities for certain loan categories at December 31, 2000. Student loans that do not have stated maturities are treated as due in one year or less.


                                                          One year         One to          Over
                                                           or less       five years     five years        Total
                                                         ------------    -----------    ------------   ------------
                                                                          (dollars in thousands)
Real estate mortgage:
     Commercial                                             $ 22,859       $ 40,448       $ 213,218      $ 276,525
     One-to-four family residential                           16,955         43,544          46,861        107,360
Real estate construction                                      70,396         12,317          21,238        103,951
Commercial                                                   161,277        104,660          46,016        311,953
Installment and consumer:
     Government-guaranteed student loans                      77,846             --              --         77,846
     Other                                                    15,243         17,913           1,759         34,915
                                                         ------------    -----------    ------------   ------------
          Total                                            $ 364,576      $ 218,882       $ 329,092      $ 912,550
                                                         ============    ===========    ============   ============


         The following table sets forth at December 31, 2000 the dollar amount of all loans due more than one year after December 31, 2000.


                                                                           Fixed         Variable         Total
                                                                         -----------    ------------   ------------
                                                                                  (dollars in thousands)

Real estate mortgage:
     Commercial                                                            $ 33,342       $ 220,324      $ 253,666
     One-to-four family residential                                          32,624          57,781         90,405
Real estate construction                                                      4,394          29,161         33,555
Commercial                                                                   29,267         121,409        150,676
Installment and consumer:
     Government-guaranteed student loans                                         --              --             --
     Other                                                                   16,298           3,374         19,672
                                                                         -----------    ------------   ------------
          Total                                                           $ 115,925       $ 432,049      $ 547,974
                                                                         ===========    ============   ============


         The allowance for loan losses is summarized as follows:


                                                                              For the Years Ended December 31,
                                                                         -------------------------------------------
                                                                            2000            1999           1998
                                                                         -------------------------------------------
                                                                                   (dollars in thousands)
Beginning balance                                                            $11,190        $10,401         $ 8,282
Provision for loan losses                                                      3,550          2,495           3,380
Loans charged off                                                             (3,290)        (2,348)         (2,374)
Recoveries                                                                       675            642           1,113
                                                                         ------------    -----------    ------------

Total                                                                        $12,125        $11,190         $10,401
                                                                         ============    ===========    ============

         As of December 31, 2000 and 1999, impaired loans totaled $3.2 million and $7.3 million and had been allocated a related allowance for loan loss of $847,000 and $1.6 million, respectively. The average balance of impaired loans totaled $10.8 million and $5.9 million for the years ended December 31, 2000 and 1999. Interest income recognized on impaired loans totaled $142,000, $330,000, and $203,000, respectively, for the years ended December 31, 2000, 1999, and 1998.

         Directors and officers of Southwest and Stillwater National were customers of, and had transactions with, Stillwater National in the ordinary course of business, and similar transactions are expected in the future. All loans included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of loss or present other unfavorable features. Certain officers, directors, employees, and companies in which they have partial ownership had indebtedness to Stillwater National totaling $1.1 million, $1.2 million and $1.4 million at December 31, 2000, 1999 and 1998, respectively. During 2000, $6.7 million of new loans were made to these persons and repayments totaled $7.0 million.


4.  PREMISES AND EQUIPMENT

         These consist of the following:



                                                                    At December 31,
                                                             -------------------------------
                                                                2000               1999
                                                             -------------------------------
                                                                 (dollars in thousands)
Land                                                              $4,558             $4,407
Buildings and improvements                                        10,981              9,864
Furniture, fixtures, and equipment                                17,714             17,551
Construction/Remodeling in progress                                  277                675
                                                             ------------      -------------
                                                                  33,530             32,497
Accumulated depreciation and amortization                        (13,114)           (11,697)
                                                             ------------      -------------

Premises and equipment, net                                     $ 20,416           $ 20,800
                                                             ============      =============


5.  OTHER BORROWED FUNDS

         During 2000, the only categories of short-term borrowings whose averages exceeded 30% of ending shareholders' equity were repurchase agreements and funds borrowed from the FHLB.


                                                                               At December 31,
                                                                -----------------------------------------------
                                                                         2000           1999            1998
                                                                -----------------------------------------------
                                                                            (dollars in thousands)

Amounts outstanding at end of period:
     Treasury, tax and loan note option                                $ 1,944         $ 2,500           $ 601
     Federal funds purchased and securities sold
         under repurchase agreements                                    55,758          40,270          55,971
     Borrowed from the Federal Home Loan Bank                           92,574         109,050          38,000
     Other short-term borrowings                                           222              --              --

Weighted average rate outstanding:
     Treasury, tax and loan note option                                  5.72%           4.52%           4.11%
     Federal funds purchased and securities sold
         under repurchase agreements                                      5.72            5.08            4.65
     Borrowed from the Federal Home Loan Bank                             6.43            5.64            5.14
     Other short-term borrowings                                          9.50              --              --

Maximum amounts of borrowings outstanding
at any month-end:
     Treasury, tax and loan note option                                $ 2,500         $ 2,715         $ 2,500
     Federal funds purchased and securities sold
         under repurchase agreements                                    59,766          52,588          56,329
     Borrowed from the Federal Home Loan Bank                          127,850         124,150          38,000
     Other short-term borrowings                                           222              --              --

Approximate average short-term borrowings
outstanding for the year:
     Treasury, tax and loan note option                                $ 1,658         $ 1,568         $ 1,589
     Federal funds purchased and securities sold
         under repurchase agreements                                    51,718          41,087          33,965
     Borrowed from the Federal Home Loan Bank                          104,032          78,701          20,576
     Other short-term borrowings                                           109              11              26

Approximate weighted average rate for the year:
     Treasury, tax and loan note option                                  6.33%           4.85%           5.14%
     Federal funds purchased and securities sold
         under repurchase agreements                                      5.59            4.56            4.99
     Borrowed from the Federal Home Loan Bank                             6.32            5.27            5.43
     Other short-term borrowings                                          9.00            4.50            5.62


         Stillwater National has entered into an agreement with the FHLB to obtain advances from the FHLB from time to time. The terms of the agreement are set forth in the Advance, Pledge and Security Agreement (the "Agreement"). The FHLB requires that Stillwater National pledge collateral on such advances. Under the terms of the Agreement, the discounted value of the collateral, as defined by the FHLB, should at all times be at least equal to the amount borrowed by Stillwater National. Such advances outstanding are subject to a blanket collateral arrangement which requires the pledging of eligible collateral to secure such advances. Such collateral principally includes certain loans and securities. At December 31, 2000 and 1999, loans pledged under the Agreement were $355.2 million and $323.8 million and investment securities (at carrying value) were $53.7 million and $58.9 million, respectively.

         Southwest has available various forms of short-term borrowings for cash management and liquidity purposes. These forms of borrowings include federal funds purchases, securities sold under agreements to repurchase, and borrowings from the Federal Reserve Bank ("FRB"), the Student Loan Marketing Association ("SLMA"), the F&M Bank of Tulsa ("F&M") and the Federal Home Loan Bank of Topeka ("FHLB"). Southwest has available a $5.0 million line of credit from F&M, $222,500 of which was outstanding at December 31, 2000. Stillwater National also carries interest-bearing demand notes issued by the U.S. Treasury in connection with the Treasury Tax and Loan note program; the outstanding balance of those notes was $1.9 million at December 31, 2000. Stillwater National has approved federal funds purchase lines totaling $20.0 million with three other banks; no amounts were outstanding on these lines at December 31, 2000. In addition, Stillwater National has available a $35.0 million line of credit from the SLMA and a $150.5 million line of credit from the FHLB. Borrowings under the SLMA line would be secured by student loans. Borrowings under the FHLB line would be secured by all unpledged securities and other loans. The SLMA line expires April 20, 2007; no amount was outstanding on this line at December 31, 2000. The FHLB line of credit had an outstanding balance of $92.6 at December 31, 2000. Stillwater National also has available unsecured brokered certificate of deposit lines of credit in connection with its retail certificate of deposit program from Merrill Lynch & Co., Morgan Stanley Dean Witter, Salomon Smith Barney, PaineWebber, Inc., and CountryWide Securities that total $415.0 million. At December 31, 2000, $148.3 million in retail certificates of deposit were included in total deposits.

         Stillwater National sells securities under agreements to repurchase with Stillwater National retaining custody of the collateral. Collateral consists of direct obligations of the U.S. Government or U.S. Government Agency issues, which are designated as pledged with Stillwater National's safekeeping agent. The type of collateral required, and the retention of the collateral and the security sold minimize Stillwater National's risk of exposure to loss. These transactions are for one-to-four day periods. At December 31, 2000, one repurchase agreement for $8.8 million exceeded 10% of equity capital.

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

         The Trust Preferred meet the regulatory criteria for Tier I capital, subject to Federal Reserve guidelines that limit the amount of the Trust Preferred and cumulative perpetual preferred stock to an aggregate of 25% of Tier I capital. At December 31, 2000, $24.3 million of the Trust Preferred was included in Tier I Capital.

         For  accounting  purposes,  the Trust  Preferred  is  presented  on the
Consolidated Statements of Financial Condition as a separate category of long-term debt entitled "Guaranteed Preferred Beneficial Interests in Southwest's Subordinated Debentures."


7.  INCOME TAXES

         The components of taxes on income follow:

                                                   For the Years Ended December 31,
                                               ------------------------------------------
                                                  2000           1999            1998
                                               ------------------------------------------
                                                        (dollars in thousands)
Current tax expense:
     Federal                                       $3,776         $4,959          $5,437
     State                                            542            711             726
Deferred tax expense (benefit):
     Federal                                          786           (766)           (849)
     State                                            134           (147)           (133)
                                               -----------     ----------     -----------

Taxes on income                                    $5,238         $4,757          $5,181
                                               ===========     ==========     ===========

         The  taxes  on  income  reflected  in  the  accompanying   consolidated
statements of operations differs from the expected U.S. Federal income tax rates for the following reasons:

                                                                          For the Years Ended December 31,
                                                                      ------------------------------------------
                                                                         2000           1999            1998
                                                                      ------------------------------------------
                                                                               (dollars in thousands)
Computed tax expense at statutory rates                                   $5,253         $4,768          $5,096
Increase (decrease) in income
taxes resulting from:
     Benefit of income not subject to U.S. Federal
         income tax                                                         (565)          (403)           (287)
     State income taxes, net of Federal income
         tax benefit                                                         446            377             386
     Other                                                                   104             15             (14)
                                                                      -----------     ----------     -----------

Taxes on income                                                           $5,238         $4,757          $5,181
                                                                      ===========     ==========     ===========

         Deferred tax expense (benefit) relating to temporary differences includes the following components:

                                                        For the Years Ended December 31,
                                                  ------------------------------------------
                                                     2000           1999            1998
                                                  ------------------------------------------
                                                           (dollars in thousands)

Provision for loan losses                              $(318)         $(305)          $(897)
Accumulated depreciation                                 401            193             239
Intangibles                                               21             18              (4)
Write-downs on other real estate owned                   649           (754)             17
Deferred compensation accrual                             39             --              --
Other                                                    128            (65)           (337)
                                                  -----------     ----------     -----------

Total                                                  $ 920          $(913)          $(982)
                                                  ===========     ==========     ===========

         Net deferred tax assets of $3.6 million and $5.9 million at December 31, 2000 and 1999, respectively, are reflected in the accompanying consolidated statements of financial condition in other assets. There were no valuation allowances at December 31, 2000 or 1999.

         Temporary differences that give rise to the deferred tax assets (liabilities) include the following:

                                                                                           At December 31,
                                                                                      --------------------------
                                                                                        2000            1999
                                                                                      --------------------------
                                                                                       (dollars in thousands)
Provision for loan losses                                                               $ 4,645         $ 4,327
Accumulated depreciation                                                                 (1,643)         (1,242)
Intangibles                                                                                 143             164
Write-downs on other real estate owned                                                      118             767
Deferred compensation accrual                                                               221             260
Other                                                                                       373             501
                                                                                      ----------     -----------
                                                                                          3,857           4,777
Deferred taxes (payable) receivable on
     investment securities available for sale                                              (250)          1,138
                                                                                      ----------     -----------

Net deferred tax asset                                                                  $ 3,607         $ 5,915
                                                                                      ==========     ===========

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

         Southwest has reserved for issuance 200,000 shares of common stock pursuant to the terms of the Dividend Reinvestment and Employee Stock Purchase Plans. The Dividend Reinvestment Plan allows shareholders of record a convenient and economical method of increasing their equity ownership of Southwest. The Employee Stock

Purchase Plan allows Company employees to acquire additional common shares through payroll deductions. Since July 1999, shares issued out of these plans have come from treasury shares. At December 31, 2000, 26,828 new shares had been issued and 7,728 treasury shares had been reissued by these plans.

9.  CAPITAL REQUIREMENTS

         Southwest and Stillwater National are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Southwest's and Stillwater National's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Southwest and Stillwater National must meet specific capital guidelines that involve quantitative measures of Southwest's and Stillwater National's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Southwest's and Stillwater National's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy require Southwest and Stillwater National to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000 and 1999, that Southwest and Stillwater National met all capital adequacy requirements to which they are subject.

         As of December 31, 2000 and 1999, the most recent notification from the Office of the Comptroller of the Currency ("OCC") categorized Stillwater National as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, Stillwater National must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Stillwater National's category.

         Southwest's and Stillwater National's actual capital amounts and ratios are presented below.


                                                                To Be Well Capitalized
                                                                Under Prompt Corrective       For Capital
                                                 Actual            Action Provisions       Adequacy Purposes
                                         -----------------------------------------------------------------------
                                           Amount      Ratio      Amount       Ratio      Amount       Ratio
                                         -----------------------------------------------------------------------
                                                                 (dollars in thousands)

AS OF DECEMBER 31, 2000:
Total Capital (to risk-weighted assets)
     Southwest                              $109,317      11.68%        N/A         N/A    $ 74,847        8.00%
     Stillwater National                     105,961      11.35    $ 93,394       10.00%     74,715        8.00
Tier I Capital (to risk-weighted assets)
     Southwest                                96,910      10.36         N/A         N/A      37,424        4.00
     Stillwater National                      94,281      10.09      56,036        6.00      37,358        4.00
Tier I Leverage (to average assets)
     Southwest                                96,910       8.08         N/A         N/A      47,968        4.00
     Stillwater National                      94,281       7.88      59,836        5.00      47,869        4.00

AS OF DECEMBER 31, 1999:
Total Capital (to risk-weighted assets)
     Southwest                              $101,899      11.34%        N/A         N/A    $ 71,877        8.00%
     Stillwater National                     100,031      11.14    $ 89,807       10.00%     71,846        8.00
Tier I Capital (to risk-weighted assets)
     Southwest                                87,671       9.76         N/A         N/A      35,939        4.00
     Stillwater National                      88,828       9.89      53,884        6.00      35,923        4.00
Tier I Leverage (to average assets)
     Southwest                                87,671       8.06         N/A         N/A      43,504        4.00
     Stillwater National                      88,828       8.18      54,269        5.00      43,415        4.00

         The approval of the Comptroller of the Currency is required if the total of all dividends declared by Stillwater National in any calendar year exceeds the total of its net profits of that year combined with its retained net profits of the preceding two years. In addition, Stillwater National may not pay a dividend if, after paying the dividend, Stillwater National would be under capitalized. Stillwater National's maximum amount of dividends available for payment totaled approximately $17.0 million at December 31, 2000. Dividends declared by Stillwater National for the years ended December 31, 2000, 1999, and 1998 did not exceed the threshold requiring regulatory approval.


10.  STOCK OPTION PLAN

         The  Southwest  Bancorp,  Inc.  1994 Stock  Option  Plan and 1999 Stock
Option Plan (the "Stock Plans") provide selected key employees with the opportunity to acquire common stock. The exercise price of all options granted under the Stock Plans is the fair market value on the grant date. Depending upon terms of the stock option agreements, stock options generally become exercisable on either a quarterly or annual basis and expire either 30 days after becoming exercisable or from five to ten years after the date of grant. Southwest applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the Stock Plans; accordingly, no compensation expense has been recorded in the accompanying consolidated statements of operations. Had compensation cost for the Stock Plans been determined based upon the fair value of the options at their grant date as prescribed in SFAS No. 123, Accounting for Stock-Based Compensation, Southwest's proforma data would have been as follows:


                                                                  For the Years Ended December 31,
                                                         ---------------------------------------------------
                                                               2000             1999             1998
                                                         ---------------------------------------------------

Proforma net income                                            $9,706,991       $8,437,924       $9,168,804
Proforma net income available to common shareholders           $9,706,991       $8,437,924       $6,653,804
Basic earnings per common share                                     $2.54            $2.12            $1.75
Diluted earnings per common share                                   $2.51            $2.08            $1.70
Weighted average fair value at grant date                           $7.56            $8.13            $7.52

         Because SFAS No. 123 is applicable only to options granted subsequent to December 31, 1994, its proforma effect is not necessarily indicative of its impact on future years.

         The compensation cost is calculated using the Black-Scholes option pricing model with the following weighted average assumptions:


                                                 For the Years Ended December 31,
                                        ---------------------------------------------------
                                              2000             1999             1998
                                        ---------------------------------------------------

Expected dividend yield                            1.77%            1.56%            1.50%
Expected volatility                               26.87%           26.65%           24.75%
Risk-free interest rate                            6.20%            6.42%            6.54%
Expected option term (in years)                     9.69            10.00            10.00

         The Stock Plan's activity follows:


                                                                              Weighted
                                                            Number of         Average
                                                             Options       Exercise Price
                                                         ----------------------------------

Outstanding at January 1, 1998                                    260,500           $14.90
     Granted                                                      100,000            26.12
     Exercised                                                     (5,000)           14.55
     Canceled/expired                                              (3,000)           13.38
                                                         ----------------------------------
Outstanding at December 31, 1998                                  352,500            18.10
     Granted                                                      158,000            22.79
     Exercised                                                    (30,000)           12.75
     Canceled/expired                                             (26,000)           25.34
                                                         ----------------------------------
Outstanding at December 31, 1999                                  454,500            19.67
     Granted                                                      112,000            15.98
     Exercised                                                     (4,000)           13.38
     Canceled/expired                                             (52,900)           22.40
                                                         ----------------------------------
Outstanding at December 31, 2000                                  509,600           $18.63
                                                         ==================================

Total exercisable at December 31, 1998                            152,000           $14.39
Total exercisable at December 31, 1999                            174,200           $15.91
Total exercisable at December 31, 2000                            214,964           $16.54

         At December 31, 2000, Southwest had reserved 795,522 shares under the Stock Plans, and had 509,600 shares under option. The following summarizes the information concerning options outstanding and exercisable at December 31, 2000.


   Number of           Range of         Weighted Average       Weighted                        Exercisable
    Options            Exercise             Remaining          Average         Number        Weighted Average
  Outstanding           Prices          Contractual Life    Exercise Price   Exercisable      Exercise Price
----------------------------------------------------------------------------------------------------------------

         165,500   $12.75 - $13.38             2.7              $12.80             129,500        $12.79
         102,500   $15.63 - $16.81             7.9              $15.82              20,164        $15.80
         112,600   $19.25 - $21.81             7.7              $21.20              24,300        $21.10
         129,000   $24.75 - $27.22             7.5              $26.08              41,000        $26.08



11.  EMPLOYEE BENEFITS

         Southwest sponsors a noncontributory, defined contribution profit sharing plan intended to provide retirement benefits for employees of Southwest. The plan covers all employees who have completed one year of service and have attained the age of 21. The plan is subject to the Employee Retirement Income
Security Act of 1974, as amended. Company contributions are made at the discretion of the Board of Directors; however, the annual contribution may not exceed 15% of the total annual compensation of all participants. Southwest made contributions of $990,000, $650,000, and $1.2 million in 2000, 1999, and 1998, respectively.

12.  OPERATING LEASES

         Southwest leases certain equipment and facilities for its operations. Future minimum annual rental payments required under operating leases, net of sublease agreements, that have initial or remaining lease terms in excess of one year as of December 31, 1999 follow:

                  2001              $859,995
                  2002               547,170
                  2003               148,356
                  2004                32,339
                  Thereafter            None

         The total rental expense was $1.1 million, $1.2 million, and $1.2 million in 2000, 1999, and 1998, respectively.

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

         The carrying values and estimated fair values of Southwest's financial instruments follow:

                                     At December 31, 2000                At December 31, 1999
                                --------------------------------    --------------------------------
                                  Carrying            Fair            Carrying            Fair
                                   Values            Values            Values            Values
                                --------------------------------------------------------------------
                                                      (dollars in thousands)
Cash and cash equivalents            $ 30,851          $ 30,851          $ 26,340          $ 26,340
Investment securities:
     Held to maturity                  64,406            64,615            71,814            71,087
     Available for sale               156,947           156,947           131,379           131,379
     FRB and FHLB stock                 8,439             8,439             8,489             8,489
Loans receivable                      900,425           908,735           841,618           855,460
Accrued interest receivable            12,042            12,042             9,413             9,413
Deposits                              945,102           948,802           871,235           870,151
Accrued interest payable                7,105             7,105             6,004             6,004
Other liabilities                       2,609             2,609             2,094             2,094
Short-term borrowings                 150,498           150,498           151,820           151,820
Long-term debt                         25,013            23,637            25,013            24,892
Commitments                                --                --                --                --

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

         The following table provides a summary of Stillwater National's off-balance sheet financial instruments:

                                                                               At December 31,
                                                                        -------------------------------
                                                                            2000              1999
                                                                        -------------------------------
                                                                            (dollars in thousands)
Commitments to extend commercial and real estate mortgage credit            $182,900          $255,175
Standby and commercial letters of credit                                       6,537             3,041
Credit card lines of credit                                                  423,194           304,772
                                                                        -------------     -------------

Total                                                                       $612,631          $562,988
                                                                        =============     =============

         A loan commitment is a binding contract to lend up to a maximum amount for a specified period of time provided there is no violation of any financial, economic or other terms of the contract. A standby letter of credit obligates Stillwater National to honor a financial commitment by issuing a guarantee to a third party should Stillwater National's customer fail to perform. Many loan commitments and most standby letters of credit expire unfunded, and, therefore, total commitments do not represent future funding obligations of Stillwater National. Loan commitments and letters of credit are made under normal credit terms, including interest rates and collateral prevailing at the time, and usually require the payment of a fee by the customer. Commercial letters of credit are commitments generally issued to finance the movement of goods between buyers and sellers. Stillwater National's exposure to credit loss, assuming commitments are funded, in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. Stillwater National had an agreement with other financial institutions to purchase $423.2 million and $304.8 million of unadvanced credit card lines of credit at December 31, 2000 and 1999, respectively, if such credit card lines of credit are funded. Such commitments are made with the same terms as similarly funded extensions of credit including collateral, rates and maturities. Stillwater National does not anticipate any material losses as a result of the commitments.

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

         Stillwater National has adopted a Severance Compensation Plan (the "Plan") for the benefit of certain officers and key members of management. The Plan's purpose is to protect and retain certain qualified employees in the event of a change in control (as defined) and to reward those qualified employees for loyal service to Stillwater National by providing severance compensation to them upon their involuntary termination of employment after a change in control of Stillwater National. At December 31, 2000, Stillwater National has not recorded any amounts in the consolidated financial statements relating to the Plan. If a change of control were to occur, the maximum amount payable to certain officers and key members of management would approximate $984,000.


16.  SUPPLEMENTAL CASH FLOWS INFORMATION


                                                  For the years ended December 31,
                                                  -----------------------------------------------------
                                                       2000                1999               1998
                                                  -----------------------------------------------------
                                                                 (dollars in thousands)

Cash paid for interest                                  $56,054             $42,075            $43,194
Cash paid for taxes on income                             3,722               5,431              5,664
Loans transferred to other real estate owned              3,089                  29              3,873


17.  ACCOUNTING STANDARD ISSUED BUT NOT YET ADOPTED

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS No. 133 requires that Southwest measure all derivatives at fair value and to recognize them in the statement of financial condition as an asset or liability, depending on Southwest's rights or obligations under the applicable derivative contract. In June 1999, the FASB issued SFAS No. 137, which deferred the effective date of adoption of SFAS No. 133 for one year. SFAS N0. 133 was also amended by SFAS No. 138 in June 2000. Southwest will adopt SFAS No. 133, as amended, on January 1, 2001, as required. Management of Southwest believes that adoption of the new method of accounting for derivatives and hedging activities will not have a material impact on Southwest's consolidated financial condition or results of operations.

18.  PARENT COMPANY CONDENSED FINANCIAL INFORMATION

         Following are the condensed financial statements of Southwest Bancorp, Inc. ("Parent Company only") for the periods indicated:


                                                                        At December 31,
                                                                ---------------------------------
                                                                     2000              1999
                                                                ---------------------------------
STATEMENTS OF FINANCIAL CONDITION                                    (dollars in thousands)
                                                                                           <C
Assets:
     Cash and due from banks                                           $ 1,747             $ 170
     Investment in subsidiary bank                                      94,935            87,403
     Investment securities, available for sale                             906               904
     Other assets                                                        1,721             1,576
                                                                ---------------   ---------------
         Total                                                         $99,309           $90,053
                                                                ===============   ===============

Liabilities:
     Subordinated debentures                                           $25,013           $25,013
     Other liabilities                                                   1,057               786
Shareholders' Equity:
     Common                                                             73,239            64,254
                                                                ---------------   ---------------
         Total                                                         $99,309           $90,053
                                                                ===============   ===============



                                                                            For the Years Ended December 31,
                                                                   ---------------------------------------------------
                                                                        2000              1999              1998
                                                                   ---------------------------------------------------
STATEMENTS OF OPERATIONS                                                         (dollars in thousands)
Income:
     Cash dividends from subsidiary bank                                  $ 6,450           $ 6,989           $ 2,933
     Investment income                                                         55                53               636
     Security gains/(losses)                                                 (107)               --               129
                                                                   ---------------   ---------------   ---------------
         Total income                                                       6,398             7,042             3,698
Expense:
     Interest on subordinated debentures                                    2,326             2,326             2,326
     Other expense                                                            350               632               378
                                                                   ---------------   ---------------   ---------------
         Total expense                                                      2,676             2,958             2,704
                                                                   ---------------   ---------------   ---------------
         Total income before taxes and equity in
            undistributed income of subsidiary bank                         3,722             4,084               994
     Taxes on income                                                       (1,031)           (1,098)             (752)
                                                                   ---------------   ---------------   ---------------
         Income before equity in undistributed
            income of subsidiary bank                                       4,753             5,182             1,746
     Equity in undistributed income of subsidiary bank                      5,452             3,684             7,632
                                                                   ---------------   ---------------   ---------------
Net income                                                                $10,205           $ 8,866           $ 9,378
                                                                   ===============   ===============   ===============
Net income available to common shareholders                               $10,205           $ 8,866           $ 7,392
                                                                   ===============   ===============   ===============

                                                                          For the Years Ended December 31,
                                                                   ---------------------------------------------------
                                                                        2000              1999              1998
                                                                   ---------------------------------------------------
                                                                                 (dollars in thousands)
STATEMENTS OF CASH FLOWS
Operating activities:
     Net income                                                           $10,205           $ 8,866           $ 9,378
     Equity in undistributed income of subsidiary bank                     (5,452)           (3,684)           (7,632)
     Other, net                                                               (23)              (42)              149
                                                                   ---------------   ---------------   ---------------
     Net cash provided by operating activities                              4,730             5,140             1,895
                                                                   ---------------   ---------------   ---------------
Investing activities:
     Available for sale securities:
         Purchases                                                           (623)             (400)             (504)
         Sales                                                                 25                --            13,963
         Maturities                                                           500               400               835
                                                                   ---------------   ---------------   ---------------
      Net cash provided by (used in) investing activities                      (98)              --            14,294
                                                                   ---------------   ---------------   ---------------
Financing activities:
     Proceeds from issuance of:
         Common stock                                                          --             5,768               248
         Subordinated debentures                                               --                --                --
     Net increase in short-term borrowings                                    223                --                --
     Redemption of preferred stock                                             --                --           (17,250)
     Purchases of treasury stock, net                                      (1,629)           (4,359)               --
     Capital contribution to Bank                                              --            (5,000)               --
     Cash dividends paid:
         Preferred stock                                                       --                --            (1,190)
         Common stock                                                      (1,649)           (1,555)           (1,327)
                                                                   ---------------   ---------------   ---------------
     Net cash provided by (used in) financing activities                   (3,055)           (5,146)          (19,519)
                                                                   ---------------   ---------------   ---------------
     Net increase (decrease) in cash and cash equivalents                   1,577                (6)           (3,330)
     Cash and cash equivalents,
         Beginning of year                                                    170               176             3,506
                                                                   ---------------   ---------------   ---------------
         End of year                                                      $ 1,747             $ 170             $ 176
                                                                   ===============   ===============   ===============


                                  ***********

REPORT OF MANAGEMENT

January 22, 2001


To the Shareholders of Southwest Bancorp, Inc.:

FINANCIAL STATEMENTS

         Southwest Bancorp, Inc. is responsible for the preparation, integrity, and fair presentation of its published financial statements as of December 31, 2000, and for the year then ended. The consolidated financial statements of Southwest Bancorp, Inc. have been prepared in accordance with generally accepted accounting principles and, as such, include amounts that are based upon informed judgments and estimates of management.

INTERNAL CONTROL OVER FINANCIAL REPORTING

         Management is responsible for establishing and maintaining effective internal control over financial reporting, presented in conformity with generally accepted accounting principles and the instructions to the Consolidated Financial Statements for Bank Holding Companies with Total Consolidated Assets of $150 million or More, or with More Than One Subsidiary Bank (Form FR Y-9C) (FR Y-9C instructions). The internal control system contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

         There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control systems can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control systems may vary over time.

         Management assessed Southwest Bancorp, Inc.'s internal control over financial reporting, presented in conformity with generally accepted accounting principles and FR Y-9C instructions as of December 31, 2000. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that Southwest Bancorp, Inc. maintained effective internal control over financial reporting, presented in conformity with generally accepted accounting principles and FR Y-9C instructions as of December 31, 2000.

COMPLIANCE WITH LAWS AND REGULATIONS

         Management is also responsible for compliance with the federal and state laws and regulations concerning dividend restrictions and federal laws and regulations concerning loans to insiders, designated by the Federal Deposit Insurance Corporation as safety and soundness laws and regulations.

         Management has assessed compliance by Southwest Bancorp, Inc. subsidiary Stillwater National Bank with the designated laws and regulations relating to safety and soundness. Based on this assessment, management believes that the subsidiary insured depository institution complied, in all significant respects, with the designated laws and regulations related to safety and soundness for the year ended December 31, 2000.


/s/Rick Green                             /s/Kerby Crowell

Rick Green                                 Kerby E. Crowell
President and Chief Executive Officer      Executive Vice President and Chief
Financial Officer

BOARD OF DIRECTORS OF SOUTHWEST BANCORP, INC. AND STILLWATER NATIONAL BANK & TRUST COMPANY

Robert B. Rodgers
   Chairman of the Board
   President, Bob Rodgers Ford-Lincoln-Mercury
Rick Green
  President and Chief Executive Officer, Vice Chairman of the Board James E. Berry II
   President, Shading Concepts, Drapery Manufacturing/Sales
Tom D. Berry
  Investments
Joe Berry Cannon
  Professor of Management, Oral Roberts University School of Business
J. Berry Harrison
  Rancher
Erd M. Johnson
  Petroleum Engineer & Operating Partner, Johnson Oil Partnership
Betty Kerns
  Owner, Betty Kerns & Associates, Government Relations Consulting David P. Lambert
  President, Lambert Construction Company
Al Litchenburg
   Senior Vice President, American Fidelity Assurance Co.
Linford R. Pitts
  President, Stillwater Transfer & Storage Co.
Russell W. Teubner
  Founder and Director, Esker S.A., Software
Stanley R. White
   Chief Lending Officer, Stillwater National Bank & Trust Co.



OFFICERS OF SOUTHWEST BANCORP, INC.

Rick Green
  President and Chief Executive Officer
Kerby E. Crowell, CPA
  Executive Vice President and Chief Financial Officer
Kay W. Smith
  Vice President and Comptroller
Deborah T. Bradley
  Secretary

SENIOR MANAGEMENT OF STILLWATER NATIONAL BANK & TRUST COMPANY

Rick Green
  President and Chief Executive Officer
Kerby E. Crowell, CPA
   Executive Vice President and Chief Financial Officer
Jerry Lanier
   Executive Vice President, Credit Administration
Kimberly G. Sinclair
  Executive Vice President and Chief Administrative Officer
Chuck Westerheide
   Executive Vice President and Treasurer
Stanley R. White
  Executive Vice President and Chief Lending Officer
Mark A. Poole
   President, Tulsa Division
Joseph P. Root
  President, Central Oklahoma Division
Connie Saldivar
  Senior Vice President Retail Sales


CORPORATE INFORMATION

INDEPENDENT AUDITORS
Ernst & Young LLP
3900 One Williams Center
Tulsa, OK 74172

SPECIAL COUNSEL
Kennedy, Baris & Lundy, L.L.P.
4701 Sangamore Road
Suite P-15
Bethesda, MD 20816

GENERAL COUNSEL
Hert & Baker
222 E. 7th Avenue
Stillwater, OK 74074

TRANSFER AGENTS AND REGISTRARS

Common Stock:
Computershare Investor Services, LLC
2 North LaSalle St.
Chicago, IL 60602

Trust Preferred Securities:
State Street Bank and Trust Company
Two International Place
Boston, MA 02110

ANNUAL MEETING
The 2001 Annual Meeting of Shareholders will be held on April 26, 2001 at 11:00 a.m. in the Auditorium (Room 215) at the Stillwater Public Library, 1 107 S. Duck, Stillwater, Oklahoma.

ANNUAL REPORT ON FORM 10-K:

Copies of Southwest's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission, may be obtained by shareholders as of the record date for the Annual Meeting at no charge by writing to Kerby E. Crowell, Chief Financial Officer, Southwest Bancorp, Inc., P.O. Box 1988, Stillwater, Oklahoma 74076.

                              CORPORATE INFORMATION

SOUTHWEST BANCORP, INC.
CORPORATE HEADQUARTERS
P.O. Box 1988
608 S. Main Street
Stillwater, Oklahoma 74076
405-372-2230

STILLWATER NATIONAL BANK & TRUST COMPANY LOCATIONS
CORPORATE HEADQUARTERS              DRIVE-IN & MORTGAGE LENDING                 OKC BRANCH
P.O. Box 1988                       P.O. Box 1988                               6305 Waterford Blvd.,
608 S. Main Street                  308 S. Main St.                             Suite 205
Stillwater, Oklahoma 74076          Stillwater, Oklahoma 74076                  Oklahoma City,
405-372-2230                        405-372-2230                                Oklahoma 73118
                                                                                405-427-4000

CHICKASHA BRANCH                    TULSA UTICA BRANCH                          TULSA 61ST BRANCH
500 W. Grand Avenue                 P.O. Box 521500                             P.O. Box 521500
Chickasha, Oklahoma 73018           1500 S. Utica Ave.                          2431 E. 61st, Suite 170
405-427-4800                        Tulsa, Oklahoma 74152                       Tulsa, Oklahoma 74152
                                    918-523-3900                                918-523-3600

OPERATIONS CENTER                   OSU-TULSA LOAN OFFICE                       OUHSC LOAN OFFICE
P.O. Box 1988                       North Hall                                  1106 N. Stonewall
1624 Cimarron Plaza                 700 N. Greenwood Ave.                       Oklahoma City,
Stillwater, Oklahoma 74076          Tulsa, Oklahoma 74106                       Oklahoma 73190
                                    918-594-8581                                405-271-3113

OSU-STILLWATER MARKETING OFFICE     AAA OKLAHOMA MARKETING OFFICES              WEBSITE ADDRESS
P.O. Box 1988                       3625 N.W. 39th                              www.banksnb.com
Student Union, Room 179             Oklahoma City, Oklahoma 73112
Stillwater, Oklahoma 74076          405-917-2391
405-744-5961
                                    2121 E. 15th
                                    Tulsa, Oklahoma 74104
                                    918-283-2568

STOCK INFORMATION
NASDAQ National Market Symbols:
Common Stock - OKSB                           Trust Preferred Securities - OKSBO
Number of common shareholders of record at December 31, 2000:  2,000

The following table sets forth the common stock dividends paid for each quarter during 2000 and 1999 and the range of high and low closing trade prices for the common stock for those periods.


                                               2000                                       1999
                              ----------------------------------------------------------------------------------
                                                          Dividend                                   Dividend
                                  High         Low        Declared           High         Low        Declared
                              ---------------------------------------    ---------------------------------------

For the Quarter Ending:
March 31                           $21.000      $17.000        $0.11          $27.000      $23.630        $0.10
June 30                             18.500       14.375         0.11           23.625       20.125         0.10
September 30                        16.750       14.813         0.11           24.625       20.875         0.10
December 31                         16.625       13.313         0.11           23.250       19.500         0.10
