Form 10-K, Exhibit 13
period 2001-12-31
SOUTHWEST BANCORP INC
filed 2002-03-29
CIK 914374

EXHIBIT 13

       ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2001


     Southwest Bancorp, Inc. ("Southwest") is the financial holding company for Stillwater National Bank and Trust Company ("Stillwater National"). A substantial portion of Southwest's current business and focus for the future are services for local businesses, their primary employees, and other managers and professionals living and working in its Oklahoma market areas. Information regarding Southwest can be retrieved via the Internet, at www.oksb.com. Southwest and Stillwater National offer commercial and consumer lending and deposit services from offices in Stillwater, Tulsa, Oklahoma City, and Chickasha, Oklahoma; loan production offices on the campuses of Oklahoma State University-Tulsa and the University of Oklahoma Health Sciences Center; and a marketing presence in the Student Union at Oklahoma State University-Stillwater.

     Southwest was organized in 1981 as the holding company for Stillwater National, which was chartered in 1894. At December 31, 2001, Southwest had total assets of $1.2 billion, deposits of $904.8 million and shareholders' equity of $85.1 million.

     Southwest's philosophy is to provide a high level of quality customer service, a wide range of financial services, and products responsive to customer needs. This philosophy has led to the development of financial products that respond to customers' needs for speed, efficiency and information. These include SNB DirectBanker(R) and other Internet banking products, which complement Southwest's more traditional banking products. Information regarding products and services of Stillwater National, including SNB DirectBanker(R), can also be retrieved via the Internet, at www.banksnb.com. Stillwater National's web site and online banking technology are frequently updated in response to the changing needs of Stillwater National's large base of Internet banking customers.

     Southwest has established and pursued a strategy of independent operation for the benefit of all of its shareholders, and has capitalized on its position as an Oklahoma owned and operated organization to increase its banking business.

LETTER TO SHAREHOLDERS FROM THE C.E.O.

February 25, 2002

     In 2001, Southwest produced consistent performance and solid results for our shareholders in a challenging environment.

     - Net Income:                    $11.8 million, up 15%
     - Diluted EPS:                   $2.00, up 14%
     - Book Value per Share:          $14.93, up 16%
     - Return on Equity:              14.87%
     - Total Assets:                  $1.22 billion
     - Dividends per Share:           $0.32, up 10%

     We also accomplished a number of important "Bests" in 2001, including: the best mortgage lending year in our history; and the best personal and business Internet transaction year in our history.

     Our stock price ended the year at $17.61 per share, up 60.1% from year-end 2000. As I write this letter, our price is $19.62, up 11.4% from year-end 2001 and 78.4% from year-end 2000.

     The year 2001 started in Oklahoma with a deep freeze winter that extended through mid-March, disrupting the traditional real estate construction and other business activities. The tragedy of September 11th, the Fed's successive interest rate reductions, the Wall Street crises, and the psychological implications of war created a unique financial environment - one that demanded intensity and flexibility.

INTENSITY

     Intensity, discipline and a sense of urgency are "Business as Usual" at Southwest Bancorp. Over the years, we have attracted and served our customers through "normal" channels, through technology, by going to their place of business, and by building relationships through the attention, service, and sophisticated product offerings that our customers have come to expect. We think this intense focus on our customers and their current and future opportunities keeps our company resources directed where they should be for short-, mid-, and long-term success.

FLEXIBILITY

     The flexibility of our Company is reflected in the ability of our managers to adjust to the rapid and significant market changes to deliver their financial goals. Our structure and strategies, which do not rely on an extensive brick and mortar network, give us the flexibility to adjust. The talent of our managers and staff allow us to use this flexibility. This year, all of our managers rose to the occasion, but special thanks are due to our Treasury Management Group, who overcame the intense margin pressures created by the Fed's 11 interest rate drops, and to our Loan Administration Group, which quickly acted to mitigate the challenges created by the 2001 environment.

     We also remain committed to the communities we serve. Southwest supports local, state and national service organizations and the arts financially, by donating many hours of voluntary assistance, and by providing leadership.

     The Board of Directors joins me in thanking you for your investment and support. We look forward to the future with high energy, a vision for success, and dedication to achieve high performance.

Sincerely,

/s/ Rick Green
----------------------
Rick Green
President and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents Southwest's selected consolidated financial information for each of the five years in the period ended December 31, 2001. The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements of Southwest, including the accompanying Notes, presented elsewhere in this report.



                                                                         For the Year Ended December 31,
                                                       ------------------------------------------------------------------
                                                          2001          2000          1999           1998          1997
                                                       ------------------------------------------------------------------
                                                                        (dollars in thousands, except per share data)
Operations Data
     Interest income                                   $   90,400    $   97,274    $   80,595    $   80,252    $   76,849
     Interest expense                                      48,867        57,155        42,495        42,274        41,247
                                                       ------------------------------------------------------------------
     Net interest income                                   41,533        40,119        38,100        37,978        35,602
     Provision for loan losses (1)                          4,000         3,550         2,495         3,380        12,104
     Gain on sales of securities and loans                  3,346         1,753         2,395         2,918         5,199
     Other income                                           7,395         6,736         6,049         4,025         4,696
     Other expenses                                        31,165        29,615        30,426        26,982        25,746
                                                       ------------------------------------------------------------------
     Income before taxes                                   17,109        15,443        13,623        14,559         7,647
     Taxes on income                                        5,357         5,238         4,757         5,181         2,667
                                                       ------------------------------------------------------------------
     Net income                                        $   11,752    $   10,205    $    8,866    $    9,378    $    4,980
                                                       ==================================================================

     Net income available to common shareholders       $   11,752    $   10,205    $    8,866    $    7,392    $    3,393
                                                       ==================================================================

Dividends Declared
     Preferred stock                                   $       --    $       --    $       --    $    1,190    $    1,587
     Common stock                                           1,824         1,678         1,601         1,366         1,208
     Ratio of total dividends declared to net income        15.52%        16.44%        18.06%        27.26%        56.12%
Per Share Data (2)
     Basic earnings per common share                   $     2.06    $     1.78    $     1.49    $     1.30    $     0.60
     Diluted earnings per common share                       2.00          1.76          1.46          1.26          0.58
     Common stock cash dividends                             0.32          0.29          0.27          0.24          0.21
     Book value per common share (3)                        14.93         12.88         11.03         10.14          8.92
     Weighted average common shares outstanding:
         Basic                                          5,693,129     5,733,624     5,960,817     5,692,704     5,659,556
         Diluted                                        5,864,422     5,792,852     6,082,002     5,871,218     5,809,333
Financial Condition Data (3)
     Investment securities                             $  227,346    $  229,792    $  211,682    $  174,671    $  187,740
     Loans (4)                                            931,046       912,550       852,808       793,319       719,113
     Interest-earning assets                            1,160,478     1,142,945     1,064,496       969,002       916,860
     Total assets                                       1,216,495     1,203,566     1,120,420     1,027,865       963,286
     Interest-bearing deposits                            777,600       825,370       761,481       722,962       744,865
     Total deposits                                       904,796       945,102       871,235       842,717       841,112
     Short-term borrowings                                195,367       150,498       151,820        94,572        20,548
     Long-term debt                                        25,013        25,013        25,013        25,013        25,013
     Total shareholders' equity (5)(6)                     85,125        73,239        64,254        57,801        68,048
     Common shareholders' equity                           85,125        73,239        64,254        57,801        50,666
     Mortgage servicing portfolio                          91,120        94,545       109,297       126,410       132,824
Selected Ratios
     Return on average assets                                0.96%         0.87%         0.84%         0.95%         0.54%
     Return on average total shareholders' equity           14.87         14.89         13.83         14.33          7.54
     Return on average common equity                        14.87         14.89         13.83         13.70          6.95
     Net interest margin                                     3.54          3.57          3.82          4.04          4.03
     Efficiency ratio (7)                                   59.62         60.93         65.37         60.07         56.59
     Average assets per employee (8)                   $    3,916    $    3,780    $    3,476    $    3,116    $    2,667



                                                                                       At December 31,
                                                                -----------------------------------------------------------
                                                                     2001       2000        1999         1998        1997
                                                                -----------------------------------------------------------
                                                                        (dollars in thousands, except per share data)
Asset Quality Ratios
     Allowance for loan losses to loans (3)                           1.23%       1.33%       1.31%       1.31%       1.15%
     Nonperforming loans to loans (3)(9)                              0.99        1.32        0.63        0.17        0.99
     Allowance for loan losses to nonperforming loans (3)(9)        124.56      100.71      207.26      786.17      116.08
     Nonperforming assets to loans and other real estate
         owned (3)(10)                                                1.06        1.45        0.83        0.62        1.04
     Net loan charge-offs to average loans                            0.49        0.29        0.21        0.17        1.57
Capital Ratios
     Average shareholders' equity to average assets
         Total                                                        6.45        5.82        6.11        6.64        7.12
         Common                                                       6.45        5.82        6.11        5.48        5.26
     Tier I capital to risk-weighted assets (3)                      11.15       10.36        9.76        8.88        8.96
     Total capital to risk-weighted assets (3)                       12.34       11.68       11.34       10.81       13.30
     Leverage ratio (3)                                               8.84        8.08        8.06        7.69        6.95


(1) 1997 reflects provisions for loan losses that significantly exceeded historical levels.
(2) All share and per share information has been restated to reflect the three-for-two stock split effected in the form of a stock dividend paid August 29, 2001.
(3)  At period end.
(4) Net of unearned discounts but before deduction of allowance for loan losses.
(5) On September 1, 1998, Southwest redeemed all of its Series A Preferred Stock at its stated liquidation value of $17.25 million.
(6) Reflects the public offering of 250,000 shares of common stock in May 1999, and repurchases of common shares in 1999, 2000, and 2001. Please see note 8 to the consolidated financial statements.
(7) The efficiency ratio = other expenses/(net interest income + gain on sales of securities and loans + other income).
(8) Ratio = year-to-date average assets divided by the number of FTE employees at year-end.
(9) Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and loans with restructured terms.
(10) Nonperforming assets consist of nonperforming loans and foreclosed assets.

FORWARD-LOOKING STATEMENTS

     This management's discussion and analysis of financial condition and results of operations, the letter from the President which precedes it, and other portions of this annual report include forward-looking statements such as: statements of Southwest's goals, intentions, and expectations; estimates of risks and of future costs and benefits; assessments of loan quality, problem loan payoffs, and probable loan losses; assessments of the effects on Southwest's performance of possible Federal Reserve actions to decrease interest rates; and statements of Southwest's ability to achieve financial and other goals. These forward-looking statements are subject to significant uncertainties because they are based upon: the amount and timing of future changes in interest rates and other economic conditions; future laws and regulations; and a variety of other matters. Because of these uncertainties, the actual future results may be materially different from the results indicated by these forward-looking statements. In addition, Southwest's past growth and performance do not necessarily indicate its future results.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


OVERVIEW

     Southwest Bancorp, Inc.'s ("Southwest") net income available to common shareholders, and diluted earnings per common share exceeded the levels achieved for 2000.

o Net income for 2001 was $11.8 million, up from $10.2 million in 2000 and $8.9 million in 1999;

o Return on average common equity for 2001 was 14.87%, compared to 14.89% in 2000 and 13.83% in 1999; and

o Diluted earnings per common share increased to $2.00 in 2001, compared to $1.76 in 2000 and $1.46 in 1999.

     Overall balance sheet growth was positive:

o Total assets at year-end 2001 increased 1%, ending the year at $1,216.5 million compared to $1,203.6 million at year-end 2000 and $1,120.4 million for 1999.

o Total loans grew to $931.0 million at December 31, 2001, compared to $912.6 million for 2000, and $852.8 million for 1999.

o Common shareholders' equity at year-end increased 16% to $85.1 million for 2001 compared to $73.2 million for 2000 and $64.3 million for 1999.

     On August 29, 2001, Southwest effected a 3:2 stock split of its common stock in the form of a dividend of 2,040,465 shares. All share and per share amounts in this annual report have been retroactively restated to reflect this stock split.

     Southwest repurchased 40,000 shares of its outstanding common stock during 2001 at an average price of $16.19 per share under its share repurchase program.

SUMMARY OF EARNINGS

NET INCOME

     Net income for 2001 was $11.8 million, a $1.6 million increase over the $10.2 million earned in 2000. Basic earnings per common share increased 16% to $2.06 per share for 2001 from $1.78 per share for 2000. Diluted earnings per common share increased 14% to $2.00 per share for 2001 from $1.76 per share for 2000. The increase in earnings was primarily the result of a $2.3 million, or 27%, increase in other income. Earnings for 2001 also benefited from an $1.4 million, or 4%, increase in net interest income. These positive developments offset a $1.6 million, or 5%, increase in other expenses, a $450,000, or 13%, increase in the provision for loan loss and a $119,000, or 2%, increase in taxes on income.

     Net income for 2000 was $10.2 million, a $1.3 million increase over the $8.9 million earned in 1999. Basic earnings per common share increased 19% to $1.78 per share for 2000 from $1.49 per share for 1999. Diluted earnings per common share increased 21% to $1.76 per share for 2000 from $1.46 per share for 1999. The increase in earnings was primarily the result of a $2.0 million, or 5%, increase in net interest income. Earnings for 2000 also benefited from an $811,000, or 3%, reduction in other expenses and a $45,000, or 1%, increase in other income. These positive developments more than offset a $1.1 million, or 42%, increase in the provision for loan loss and a $481,000, or 10%, increase in taxes on income.

     These increases and decreases in the components of income are discussed further in other sections of this Management's Discussion.

NET INTEREST INCOME

Years Ended December 31, 2001 and 2000

     Net interest income for 2001 increased to $41.5 million from $40.1 million in 2000, primarily as a result of increases in Southwest's loan portfolio, the interest rate spread, and noninterest-bearing funds. The interest rate spread increased to 2.92% for 2001 from 2.87% for 2000 as a result of the 99 basis point reduction in rates paid on Southwest's interest-bearing liabilities which exceeded the 94 basis point reduction in yields on Southwest's interest-earning assets. The ratio of average interest-earning assets to average interest-bearing liabilities increased to 114.92% for 2001 from 113.68% for 2000.

     Interest income for 2001 was $90.4 million, down from $97.3 million in 2000 as a result of reductions in the yields earned on interest-earning assets. Yields on total interest-earning assets were 7.71% in 2001 and 8.65% in 2000. Loan interest and fee income declined $6.6 million, or 8%, and average loans outstanding increased $38.0 million, or 4%, to $938.3 million in 2001 from $900.2 million in 2000. Interest on investment securities declined $146,000, or 1% and average investment securities outstanding increased $11.9 million, or 5%, to $233.7 million in 2001 from $221.8 million in 2000. The increase in interest-earning assets was funded by short-term borrowings and retention of earnings.

     Total interest expense for 2001 was $48.9 million, a $8.3 million, or 15%, decrease from $57.2 million in 2000. The decrease in interest expense was due to decreases in the rates paid on all categories of interest-bearing liabilities. Average interest-bearing deposits increased $3.3 million, or less than 1%, to $809.7 million for 2001 from $806.5 million for 2000. Average short-term borrowings increased $28.6 million, or 18%, to $186.1 million for 2001 from $157.5 million for 2000. Rates paid on interest-bearing liabilities declined to 4.79% in 2001 from 5.78% in 2000.

     The reductions in yields earned on interest-earning assets and rates paid on interest-bearing liabilities reflected the Federal Reserve's actions to decrease interest rates during 2001. The Federal Reserve lowered interest rates eleven times during 2001, reducing the benchmark federal funds rate by 475 basis points.

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


THREE YEAR COMPARISON OF CONSOLIDATED AVERAGE BALANCE SHEETS, INTEREST, YIELDS, AND RATES

     The table on the following page provides certain information relating to Southwest's average consolidated statements of financial condition and reflects the interest income on interest-earning assets, interest expense of interest-bearing liabilities, and the average yields earned and rates paid for the periods indicated. Yields and rates are derived by dividing income or expense by the average daily balance of the related assets or liabilities, respectively, for the periods presented. Nonaccrual loans have been included in the average balances of loans receivable.



                                                                 For the Year Ended December 31,
                                          ----------------------------------------------------------------------
                                                       2001                             2000
                                          -------------------------------- -------------------------------------
                                                       Interest                           Interest
                                           Average     Income/     Yield/    Average      Income/     Yield/
                                           Balance     Expense      Rate     Balance      Expense      Rate
                                          -------------------------------- -------------------------------------
                                                                                (dollars in thousands)
ASSETS
Interest-earning assets:
    Loans receivable                       $  938,278  $   76,850   8.19%   $  900,241    $   83,480   9.27%
    Investment securities                     233,686      13,509   5.78       221,783        13,655   6.16
    Other interest-earning assets               1,212          41   3.38         2,263           139   6.14
                                           ------------------------------- -------------------------------------
      Total interest-earning assets         1,173,176      90,400   7.71     1,124,287        97,274   8.65
Noninterest-earning assets:
    Other assets                               52,586                           53,252
                                           ----------                       ----------
      Total assets                         $1,225,762                       $1,177,539
                                           ==========                       ==========

LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
    Interest-bearing demand                $   49,156         809   1.65%   $   47,902         1,263   2.64%
    Money market accounts                     130,828       4,386   3.35        97,056         4,690   4.83
    Savings accounts                            5,361          79   1.47         4,731            94   1.99
    Time deposits                             624,359      33,497   5.37       656,765        39,205   5.97
                                           ------------------------------- -------------------------------------
      Total interest-bearing deposits         809,704      38,771   4.79       806,454        45,252   5.61
    Short-term borrowings (1)                 186,109       7,770   4.17       157,517         9,577   6.08
    Long-term debt                             25,013       2,326   9.30        25,013         2,326   9.30
                                           ------------------------------- -------------------------------------
      Total interest-bearing liabilities    1,020,826      48,867   4.79       988,984        57,155   5.78
                                                        -------------------                 -------------------
 Noninterest-bearing liabilities:
    Noninterest-bearing demand                110,438                          105,177
    Other noninterest-bearing liabilities      15,452                           14,861
    Shareholders' equity                       79,046                           68,517
                                           ----------                       ----------
     Total liabilities and shareholders'   $1,225,762                       $1,177,539
      equity                               ==========                       ==========
      Net interest income                              $   41,533                         $   40,119
                                                       ==========                         ==========
       Interest rate spread                                         2.92%                              2.87%
                                                                   ======                             ======
      Net interest margin (2)                                       3.54%                              3.57%
                                                                   ======                             ======
      Ratio of average interest-earning
        assets to average interest-bearing
          liabilities                                             114.92%                            113.68%
                                                                  =======                            =======


                                            --------------------------------------
                                                             1999
                                             -------------------------------------
                                                             Interest
                                                Average      Income/     Yield/
                                                Balance      Expense      Rate
                                             -------------------------------------

ASSETS
Interest-earning assets:
    Loans receivable                            $  808,142   $69,373      8.58%
    Investment securities                          188,951    11,157      5.90
    Other interest-earning assets                    1,336        65      4.87
                                                --------------------------------
      Total interest-earning assets                998,429    80,595      8.07
Noninterest-earning assets:
    Other assets                                    51,229
                                                ----------
      Total assets                              $1,049,658
                                                ==========

LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
    Interest-bearing demand                     $   45,520       876      1.92%
    Money market accounts                           96,371     3,611      3.75
    Savings accounts                                 3,709        74      2.00
    Time deposits                                  577,880    29,512      5.11
                                                --------------------------------
      Total interest-bearing deposits              723,480    34,073      4.71
    Short-term borrowings (1)                      121,367     6,096      5.02
    Long-term debt                                  25,013     2,326      9.30
                                                --------------------------------
      Total interest-bearing liabilities           869,860    42,495      4.89
                                                              -----------------
Noninterest-bearing liabilities:
    Noninterest-bearing demand                     101,202
    Other noninterest-bearing liabilities           14,511
    Shareholders' equity                            64,085
                                                ----------
      Total liabilities and shareholders'       $1,049,658
         equity                                 ==========
      Net interest income                                    $38,100
                                                             =======
      Interest rate spread                                                3.18%
                                                                         ======
      Net interest margin (2)                                             3.82%
                                                                         ======
      Ratio of average interest-earning asset
        to averge interest-bearing liabilities                          114.78%
                                                                        =======

(1) The increase in short-term borrowings resulted mainly from increases in Federal Home Loan Bank borrowings and in Sweep Repurchase Agreements, under which commercial demand deposits are moved into repurchase agreements.

(2)  Net interest margin = net interest income / total interest-earning assets.

PROVISION FOR LOAN LOSSES

     Southwest makes provisions for loan losses in amounts necessary to maintain the allowance for loan losses at the level Southwest deems appropriate. The allowance is based on careful, continuous review and evaluation of the credit portfolio and ongoing, quarterly assessments of the probable losses inherent in the loan and lease portfolio, and to a lesser extent, unused commitments to provide financing. Southwest's systematic methodology for assessing the appropriateness of the allowance includes determination of a formula allowance, specific allowances and an unallocated reserve. The formula allowance is calculated by applying loss factors to corresponding categories of outstanding loans and leases. Loss factors are based on Southwest's historical loss experience in the various portfolio categories over the prior six quarters or four quarters, whichever is greater. The use of these loss factors is intended to reduce the differences between estimated losses inherent in the portfolio and observed loss. Formula allowances also are established for credits that do not have specific allowances according to the application of credit risk factors. These factors are set by management to reflect its assessment of the relative level of risk inherent in each grade. Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss may be incurred in an amount different from the amount determined by application of the formula allowance. The allowance for loan losses related to loans that are identified for evaluation of impairment is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. The unallocated allowance is based upon management's evaluation of various factors that are not directly measured in the determination of the formula and specific allowances. These factors may include general economic and business conditions affecting lending areas, credit quality trends (including trends in delinquencies and nonperforming loans expected to result from existing conditions), loan volumes and concentrations, specific industry conditions within portfolio categories, recent loss experience in particular loan categories, duration of the current business cycle, bank regulatory examination results, findings of internal credit examiners, and management's judgment with respect to various other conditions including credit administration and management and the quality of risk identification systems. Management reviews these conditions quarterly. Based upon this review, management established an allowance of $11.5 million, or 1.23% of total loans, at December 31, 2001 compared to an allowance of $12.1 million, or 1.33% of total loans, at December 31, 2000. At December 31, 2001, total nonperforming loans were $9.2 million, or 0.99% of total loans, compared to $12.0 million, or 1.32% of total loans, at December 31, 2000. The allowance for loan losses equaled 124.56% of nonperforming loans at December 31, 2001 compared to 100.71% at December 31, 2000. During 2001, 2000, and 1999, the provisions for loan losses were $4.0 million, $3.6 million, and $2.5 million, respectively, while net charge-offs were $4.6 million, $2.6 million, and $1.7 million.

     During 2001, there were no changes in estimation methods or assumptions that affected the methodology for determining the allowance. Southwest determined the level of the allowance for loan losses at December 31, 2001 was appropriate, based on that methodology.

     The decrease in the total allowance was primarily the result of net decreases in specific allocations (including allowance allocations on impaired loans) as a result of charge-offs, decreases in both nonperforming and problem loans, and the successful resolution of certain large problem credits.

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

     The following table shows the amounts of nonperforming loans at the end of the periods indicated.


                                                                                  At December 31,
                                                            -----------------------------------------------------------
                                                              2001        2000         1999         1998         1997
                                                            -----------------------------------------------------------
                                                                               (dollars in thousands)

Total nonaccrual                                            $ 7,291      $ 3,138      $ 5,205      $   872      $ 5,458
Total past due 90 days or more                                1,935          208          194          451        1,677
Total restructured                                               --        8,694           --           --           --
                                                            -----------------------------------------------------------
     Total nonperforming loans                                9,226       12,040        5,399        1,323        7,135
Other real estate owned                                         640        1,225        1,729        3,650          362
                                                            -----------------------------------------------------------
     Total nonperforming assets                             $ 9,866      $13,265      $ 7,128      $ 4,973      $ 7,497
                                                            ===========================================================

Nonperforming loans to loans                                   0.99%        1.32%        0.63%        0.17%        0.99%
Allowance for loan losses to nonperforming loans             124.56%      100.71%      207.26%      786.17%      116.08%



     The following table analyzes Southwest's allowance for loan losses for the periods indicated.

                                                                          For the Year Ended December 31,
                                                            -----------------------------------------------------------
                                                              2001        2000         1999         1998         1997
                                                            -----------------------------------------------------------
                                                                               (dollars in thousands)

Balance at beginning of period                              $12,125      $11,190      $10,401      $ 8,282      $ 7,139

Loans charged-off:
     Real estate mortgage                                       445          563          307          460        1,305
     Real estate construction                                    99        1,083           10           --           --
     Commercial                                               4,364        1,170        1,229        1,320        8,691
     Installment and consumer                                   621          474          802          594        1,532
                                                            -----------------------------------------------------------
Total charge-offs                                             5,529        3,290        2,348        2,374       11,528
                                                            -----------------------------------------------------------
Recoveries:
     Real estate mortgage                                        54          155           30          105           85
     Real estate construction                                    22           --           --           --           --
     Commercial                                                 574          360          382          582          300
     Installment and consumer                                   246          160          230          426          182
                                                            -----------------------------------------------------------
Total recoveries                                                896          675          642        1,113          567
                                                            -----------------------------------------------------------

Net loans charged-off                                         4,633        2,615        1,706        1,261       10,961
Provision for loan losses                                     4,000        3,550        2,495        3,380       12,104
                                                            -----------------------------------------------------------
Balance at end of period                                    $11,492      $12,125      $11,190      $10,401      $ 8,282
                                                            ===========================================================

Ratio of allowance for loan losses to loans outstanding:
         Average                                               1.22%        1.35%        1.38%        1.37%        1.18%
         End of period                                         1.23         1.33         1.31         1.31         1.15
Ratio of net charge-offs to average loans
     outstanding during the period                             0.49         0.29         0.21         0.17         1.57


OTHER INCOME

     Southwest has developed sources of noninterest income through student lending, mortgage banking, and expansion of Southwest's ATM network, in addition to traditional deposit and loan service charges and fees.

     Total other income increased by $2.3 million for fiscal year 2001 compared to 2000 primarily due to a $749,000 increase in gains on sales of residential mortgage loans. Other income also benefited from a $535,000 increase in service charges, a $485,000 increase in gains on sales of investment securities, and a $386,000 increase in gains on sales of Small Business Administration ("SBA") loans. The principal balance of residential mortgage loans sold was $117.4 million compared to $56.2 million during 2000. Sales of residential mortgage loans increased principally as a result of reduced interest rates, which increased refinances and overall originations. The increase in service charges can be attributed to increases in transaction accounts and in fees earned by Southwest's ATM network. The lower interest rate environment during 2001 also contributed to the increase in service charge income by reducing the earnings credit on commercial transaction accounts. The gains on sales of investment securities during 2001 occurred when securities were called prior to their stated maturity date.

     Total other income increased by $45,000 for fiscal year 2000 compared to 1999 primarily due to a $1.4 million increase in services charges. The increase in service charges can be attributed to increases both in transaction accounts and in fees earned by Southwest's ATM network. Other income also benefited from a $174,000 increase in gains on sales of government-guaranteed student loans and a $107,000 increase in gains in sales of SBA loans. These increases were offset by a $678,000 reduction in other noninterest income and a $435,000 reduction in gains on sales of residential mortgage loans. The reduction in other noninterest income was due primarily to $840,000 in gains on sales of property recorded in 1999. Government-guaranteed student loans sold during 2000 totaled $53.4 million compared to $38.4 million during 1999. The principal balance of residential mortgage loans sold was $56.2 million during 2000 compared to $85.7 million during 1999. Sales of mortgage loans declined principally as a result of increased interest rates, which reduced refinances and overall originations.

OTHER EXPENSES

     Southwest's other expenses increased $1.6 million, or 5%, for fiscal year 2001 compared to 2000. This increase was primarily the result of a $1.4 million, or 10%, increase in personnel expense which can be attributed to additional compensation and higher benefit costs for Southwest's employee base. In addition, general and administrative expense increased $772,000, or 10%, and occupancy expense increased $130,000, or 2%. These increases in expense were partially offset by a $751,000, or 93%, reduction in other real estate expense.

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

TAXES ON INCOME

     Southwest's income tax expense for fiscal years 2001, 2000, and 1999 was $5.4 million, $5.2 million, and $4.8 million, respectively. Southwest's effective tax rates have been lower than statutory federal and state rates primarily because of tax-exempt income on municipal obligations and loans.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                             For the Quarter Ended
                                                         -------------------------------------------------------------
                                                          12-31-01         09-30-01         06-30-01         03-31-01
                                                         -------------------------------------------------------------
                                                                  (dollars in thousands, except per share data)
Operations Data
     Interest income                                     $   19,878       $   22,368       $   23,518       $   24,636
     Interest expense                                         9,110           11,828           13,142           14,787
                                                         -------------------------------------------------------------
     Net interest income                                     10,768           10,540           10,376            9,849
     Provision for loan losses                                1,150              900            1,125              825
     Gain on sales of securities and loans                      897            1,021              832              596
     Other income                                             2,001            1,936            1,868            1,590
     Other expenses                                           8,139            8,007            7,772            7,247
                                                         -------------------------------------------------------------
     Income before taxes                                      4,377            4,590            4,179            3,963
     Taxes on income                                          1,379            1,357            1,287            1,334
                                                         -------------------------------------------------------------
     Net income                                          $    2,998       $    3,233       $    2,892       $    2,629
                                                         =============================================================
Per Share Data (1)
     Basic earnings per common share                     $     0.52       $     0.57       $     0.51       $     0.46
     Diluted earnings per common share                   $     0.51       $     0.54       $     0.50       $     0.45
     Dividends declared per common share                 $     0.08       $     0.08       $     0.08       $     0.08
Weighted average common shares outstanding (1)
     Basic                                                5,680,190        5,704,012        5,698,049        5,690,258
     Diluted                                              5,867,729        5,905,128        5,835,735        5,820,277



                                                                             For the Quarter Ended
                                                         -------------------------------------------------------------
                                                          12-31-00         09-30-00         06-30-00         03-31-00
                                                         -------------------------------------------------------------
                                                                  (dollars in thousands, except per share data)

Operations Data
     Interest income                                     $   25,999       $   24,682       $   23,742       $   22,851
     Interest expense                                        15,494           15,039           13,765           12,857
                                                         -------------------------------------------------------------
     Net interest income                                     10,505            9,643            9,977            9,994
     Provision for loan losses                                  825              925              975              825
     Gain on sales of securities and loans                      355              699              246              453
     Other income                                             1,796            1,689            1,708            1,543
     Other expenses                                           7,652            7,239            7,292            7,432
                                                         -------------------------------------------------------------
     Income before taxes                                      4,179            3,867            3,664            3,733
     Taxes on income                                          1,409            1,292            1,250            1,287
                                                         -------------------------------------------------------------
     Net income                                          $    2,770       $    2,575       $    2,414       $    2,446
                                                         =============================================================
Per Share Data (1)
     Basic earnings per common share                     $     0.49       $     0.45       $     0.42       $     0.42
     Diluted earnings per common share                   $     0.48       $     0.45       $     0.41       $     0.42
     Dividends declared per common share                 $     0.07       $     0.07       $     0.07       $     0.07
Weighted average common shares outstanding (1)
     Basic                                                5,681,822        5,698,184        5,756,163        5,799,285
     Diluted                                              5,712,704        5,744,861        5,816,556        5,888,513



(1) All share and per share information has been restated to reflect the three-to-two stock split effected in the form of a stock dividend paid August 29, 2001.

FINANCIAL CONDITION

     Southwest's total assets increased by $12.9 million, or 1%, from $1,203.6 million at December 31, 2000 to $1,216.5 million at December 31, 2000 after increasing by $83.2 million, or 7%, between December 31, 1999 and 2000. The growth in assets in 2001 was attributable to an increase in outstanding loans. The growth in assets in 2000 was attributable to increases in both investment securities and outstanding loans.

     Southwest's investment securities decreased by $2.4 million, or 1%, from $229.8 million at December 31, 2000 to $227.3 million at December 31, 2001 after increasing by $18.1 million, or 9%, between December 31, 1999 and 2000. The decline in 2001 came primarily from tax-exempt municipal securities, which decreased $4.2 million, or 10%, from December 31, 2000 to December 31, 2001. Southwest's investment in U.S. government and agency securities also decreased $787,000, or less than 1%, during the same period. These decreases were partially offset by a $1.5 million, or 21%, increase in Federal Home Loan Bank stock. The growth during 2000 came primarily from tax-exempt municipal securities, which increased by $9.9 million, or 32%, from December 31, 1999 to December 2000. Mortgage-backed securities also increased $6.4 million, or 10%, during the same period.

     Total loans were $931.0 million at December 31, 2001, an increase of $18.5 million, or 2%, compared to December 31, 2000. Southwest experienced increases in commercial real estate mortgages and government-guaranteed student loans. The allowance for loan losses decreased by $633,000, or 5%, from December 31, 2000 to December 31, 2001. At December 31, 2001, the allowance for loan losses was $11.5 million, or 1.23% of total loans, compared to $12.1 million, or $1.33% of total loans, at December 31, 2000.

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

     Southwest's deposits decreased by $40.3 million, or 4%, from $945.1 million at December 31, 2000 to $904.8 million at December 31, 2001 after increasing by $73.9 million, or 8%, between December 31, 1999 and December 31, 2000. Increases occurred in noninterest-bearing demand accounts, savings deposits and money market accounts. These increases were exceeded by reductions in NOW accounts and time deposits. Total time deposits decreased $100.4 million, or 15%, during 2001. Time deposits of $100,000 or more decreased $44.7 million, or 15%. The decrease in large time deposits was offset by an increase in short-term borrowings, which grew by $44.9 million, or 30%, during 2001. The average rate on short-term borrowings for 2001 was 4.17%, or 120 basis points less than the average rate on total time deposits.

CAPITAL RESOURCES

     At December 31, 2001, total shareholders' equity was $85.1 million compared to $73.2 million at December 31, 2000. Earnings, net of common dividends, contributed $9.9 million to shareholders' equity. Sales of common stock through the dividend reinvestment plan, the employee stock purchase plan and the employee stock option plan contributed an additional $597,000 to shareholders' equity in 2001. Net unrealized holding gains (losses) on investment securities available for sale (net of tax) increased to a gain of $2.4 million at December 31, 2001 compared to $379,000 at December 31, 2000. During 2001, Southwest repurchased 40,000 shares at an average price of $16.19 per share, which reduced shareholders' equity by $647,000. Repurchases of an additional 245,000 shares may be made under the repurchase plan adopted in March 2001. Repurchases may be made from time to time based on market conditions, projected capital needs, and other factors.

     At December 31, 2000, total shareholders' equity was $73.2 million compared to $64.3 million at December 31, 1999. Earnings, net of common dividends, contributed $8.5 million to shareholders' equity. Sales of common stock through the dividend reinvestment plan, the employee stock purchase plan and the employee stock option plan contributed an additional $148,000 to shareholders' equity in 2000. Net unrealized holding gains (losses) on investment securities available for sale (net of tax) increased to a gain of $379,000 at December 31, 2000 compared to a loss of $(1.7) million at December 31, 1999. During 2000, Southwest repurchased 102,500 shares at an average price of $17.33 per share, which reduced common shareholders' equity by $1.8 million.

     Bank holding companies are required to maintain capital ratios in accordance with guidelines adopted by the Federal Reserve Board. The guidelines are commonly known as Risk-Based Capital Guidelines. On December 31, 2001, Southwest exceeded all applicable capital requirements, having a total risk-based capital ratio of 12.34%, a Tier 1 risk-based capital ratio of 11.15%, and a leverage ratio of 8.84%. As of December 31, 2001, Stillwater National also met the criteria for classification as a "well-capitalized" institution under the prompt corrective action rules promulgated under the Federal Deposit Insurance Act. Designation as a well-capitalized institution under these regulations does not constitute a recommendation or endorsement of Southwest or Stillwater National by Federal bank regulators.

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

     Cash and cash equivalents increased $1.6 million during 2001. This increase was the result of cash provided from operating activities of $15.3 million and financing activities (primarily short-term borrowings) of $2.7 million offset by $16.5 million in cash used in investing activities.

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

     The following table shows Southwest's interest rate sensitivity gaps for selected maturity periods at December 31, 2001:

                                                   0 to 3         4 to 12        Over 1 to         Over
                                                   Months          Months         5 Years         5 Years        Total
                                                 ------------------------------------------------------------------------
                                                                       (dollars in thousands)


Interest-bearing assets:
  Loans receivable                               $  575,930      $  196,471      $  125,506     $   33,139     $  931,046
  Investment securities                              18,151          31,402         154,823         22,970        227,346
  Federal funds sold                                     --              --              --             --             --
  Due from banks                                         --              --              --             --             --
                                                 ------------------------------------------------------------------------
     Total                                          594,081         227,873         280,329         56,109      1,158,392

Interest-bearing liabilities:
  Money market deposit accounts                     157,266              --              --             --        157,266
  Time deposits                                     250,042         256,264          59,473            132        565,911
  Savings accounts                                    5,372              --              --             --          5,372
  NOW accounts                                       49,051              --              --             --         49,051
  Short-term borrowings                             195,367              --              --             --        195,367
  Long-term debt                                         --              --              --         25,013         25,013
                                                 ------------------------------------------------------------------------
     Total                                          657,098         256,264          59,473         25,145        997,980
                                                 ------------------------------------------------------------------------

Interest sensitivity gap                         $  (63,017)     $  (28,391)     $  220,856     $   30,964     $  160,412
                                                 ========================================================================

Cumulative interest sensitivity gap              $  (63,017)     $  (91,408)     $  129,448     $  160,412     $  160,412
                                                 ========================================================================

Percentage of interest-earning assets
to interest-bearing liabilities                       90.41%          88.92%         471.36%        223.14%        116.07%
                                                 ========================================================================

Percentage of cumulative gap to total assets          (5.18)%         (7.51)%         10.64%         13.19%         13.19%
                                                 ========================================================================


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

     A principal objective of Southwest's asset/liability management effort is to balance the various factors that generate interest rate risk, thereby maintaining the interest rate sensitivity of Southwest within acceptable risk levels. To measure its interest rate sensitivity position, Southwest utilizes a simulation model that facilitates the forecasting of net interest income under a variety of interest rate and growth scenarios. At December 31, 2001, the model projected net income would decrease by 20.95% if interest rates immediately fell by 200 basis points. It projects an increase in net income of 8.82% if interest rates immediately rose by 200 basis points. The model projected net income would decrease by 10.42% if interest rates gradually fell by 200 basis points over a one-year time horizon. It projects an increase in net income of 5.95% if interest rates gradually rose by 200 basis points over a one-year time horizon. The earnings simulation model uses numerous assumptions regarding the effect of changes in interest rates on the timing and extent of repricing characteristics, future cash flows and customer behavior. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net income. Actual results will differ from simulated results due to timing, cash flows, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

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

CHANGE IN AUDITORS

     On August 28, 2000, Southwest dismissed Deloitte & Touche LLP, which had previously served as independent accountants for Southwest. The reports of Deloitte & Touche LLP on the consolidated financial statements of Southwest as of and for the fiscal year ended December 31, 1999, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. The change in independent accountants was recommended by Southwest's Audit Committee and approved by Southwest's Board of Directors. In connection with its audit for the fiscal year ended December 31, 1999, and in the interim period from January 1, 2000 through August 28, 2000, there were no disagreements with Deloitte and Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused Deloitte & Touche LLP to make reference to such disagreements in its report on the consolidating financial statements for such years.

     On August 31, 2000, Southwest engaged Ernst & Young LLP as its new independent accountants. The engagement of Ernst & Young LLP was recommended by Southwest's Audit Committee and approved by Southwest's Board of Directors.

RECENTLY ADOPTED ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137. SFAS No. 133 established new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS No. 133 required that Southwest recognize all derivatives at fair value in the statement of financial condition as an asset or liability, depending on Southwest's rights or obligations under the applicable derivative contract. Southwest adopted SFAS No. 133 on January 1, 2001, as required. Adoption of the new method of accounting for derivatives and hedging activities did not have a material impact on Southwest's consolidated financial condition or results of operations.

                                    [PHOTO]

REPORT OF MANAGEMENT

January 25, 2002

To the Shareholders of Southwest Bancorp, Inc.:


FINANCIAL STATEMENTS

     Southwest Bancorp, Inc. is responsible for the preparation, integrity, and fair presentation of its published financial statements as of December 31, 2001, and for the year then ended. The consolidated financial statements of Southwest Bancorp, Inc. have been prepared in accordance with generally accepted accounting principles and, as such, include amounts that are based upon informed judgments and estimates of management.

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

     Management assessed Southwest Bancorp, Inc.'s internal control over financial reporting, presented in conformity with generally accepted accounting principles and FR Y-9C instructions as of December 31, 2001. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that Southwest Bancorp, Inc. maintained effective internal control over financial reporting, presented in conformity with generally accepted accounting principles and FR Y-9C instructions as of December 31, 2001.

COMPLIANCE WITH LAWS AND REGULATIONS

     Management is also responsible for compliance with the federal and state laws and regulations concerning dividend restrictions and federal laws and regulations concerning loans to insiders, designated by the Federal Deposit Insurance Corporation as safety and soundness laws and regulations.

     Management has assessed compliance by Southwest Bancorp, Inc. subsidiary Stillwater National Bank with the designated laws and regulations relating to safety and soundness. Based on this assessment, management believes that the subsidiary insured depository institution complied, in all significant respects, with the designated laws and regulations related to safety and soundness for the year ended December 31, 2001.




/s/  Rick Green                               /s/ Kerby Crowell
-------------------------------------         ----------------------------------
Rick Green                                    Kerby E. Crowell
President and Chief Executive Officer         Executive Vice President and Chief
                                                 Financial Officer

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SOUTHWEST BANCORP, INC.:

     We have audited the accompanying consolidated statements of financial condition of Southwest Bancorp, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for the two years then ended. These financial statements are the responsibility of Southwest's management. Our responsibility is to express an opinion on these financial statements based on our audits. Southwest's consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for the year ended December 31, 1999, were audited by other auditors whose report dated January 28, 2000, expressed an unqualified opinion on those statements.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southwest Bancorp, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States.



/s/ Ernst & Young LLP
-----------------------
Ernst & Young LLP
Tulsa, Oklahoma
January 25, 2002

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
AT DECEMBER 31, 2001 AND 2000
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                     2001               2000(1)
                                                                                 -----------          -----------

ASSETS
Cash and cash equivalents                                                        $    32,406          $    30,851
Investment securities:
     Held to maturity, fair value $51,030 (2001) and $64,615 (2000)                   49,893               64,406
     Available for sale, amortized cost $163,924 (2001) and $156,316 (2000)          167,545              156,947
     Federal Reserve Bank and Federal Home Loan Bank Stock, at cost                    9,908                8,439
Loans held for sale                                                                   12,740                7,888
Loans receivable, net of allowance for loan losses
     of $11,492 (2001) and $12,125 (2000)                                            906,814              892,537
Accrued interest receivable                                                           10,157               12,042
Premises and equipment, net                                                           20,418               20,416
Other assets                                                                           6,614               10,040
                                                                                 -----------          -----------
                Total assets                                                     $ 1,216,495          $ 1,203,566
                                                                                 ===========          ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
     Noninterest-bearing demand                                                  $   127,196          $   119,732
     Interest-bearing demand                                                          49,051               51,199
     Money market accounts                                                           157,266              103,001
     Savings accounts                                                                  5,372                4,884
     Time deposits of $100,000 or more                                               260,071              304,814
     Other time deposits                                                             305,840              361,472
                                                                                 -----------          -----------
         Total deposits                                                              904,796              945,102
Accrued interest payable                                                               3,470                7,105
Other liabilities                                                                      2,724                2,609
Short-term borrowings                                                                195,367              150,498
Long-term debt:
     Guaranteed preferred beneficial interests in the Company's
         subordinated debentures                                                      25,013               25,013
                                                                                 -----------          -----------
             Total liabilities                                                     1,131,370            1,130,327
                                                                                 -----------          -----------

Shareholders' equity:
     Common stock - $1 par value; 20,000,000 shares authorized;
         6,121,521 shares issued and outstanding                                       6,122                6,122
     Capital surplus                                                                  12,508               12,747
     Retained earnings                                                                69,838               59,912
     Accumulated other comprehensive gain (loss)                                       2,389                  379
     Treasury stock, at cost; 420,764 (2001) and 436,158 (2000) shares                (5,732)              (5,921)
                                                                                 -----------          -----------
                Total shareholders' equity                                            85,125               73,239
                                                                                 -----------          -----------
                Total liabilities & shareholders' equity                         $ 1,216,495          $ 1,203,566
                                                                                 ===========          ===========


See notes to consolidated financial statements.

(1) All share and per share information has been restated to reflect the three-for-two stock split effected in the form of a stock dividend paid August 29, 2001.

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                2001               2000(1)            1999(1)
                                                               -------             -------            -------

Interest income:
     Interest and fees on loans                                $76,850             $83,480            $69,373
     Investment securities:
         U.S. Government and agency obligations                  6,329               6,767              7,036
         Mortgage-backed securities                              4,780               4,576              2,705
         State and political subdivisions                        1,638               1,499                868
         Other securities                                          762                 813                548
     Federal funds sold                                             41                 139                 65
                                                               -------             -------            -------
         Total interest income                                  90,400              97,274             80,595

Interest expense:
     Interest-bearing demand                                       809               1,263                876
     Money market accounts                                       4,386               4,690              3,611
     Savings accounts                                               79                  94                 74
     Time deposits of $100,000 or more                          15,468              18,797             10,851
     Other time deposits                                        18,029              20,408             18,661
     Short-term borrowings                                       7,770               9,577              6,096
     Long-term debt                                              2,326               2,326              2,326
                                                               -------             -------            -------
         Total interest expense                                 48,867              57,155             42,495
                                                               -------             -------            -------

Net interest income                                             41,533              40,119             38,100

Provision for loan losses                                        4,000               3,550              2,495

Other income:
     Service charges and fees                                    6,733               6,198              4,833
     Other noninterest income                                      662                 538              1,216
     Gain on sales of loans receivable                           2,979               1,871              2,025
     Gain (loss) on sales of investment securities                 367                (118)               370
                                                               -------             -------            -------
         Total other income                                     10,741               8,489              8,444

Other expenses:
     Salaries and employee benefits                             15,794              14,401             13,601
     Occupancy                                                   6,606               6,476              5,917
     FDIC and other insurance                                      280                 274                239
     Other real estate                                              57                 808              2,446
     General and administrative                                  8,428               7,656              8,223
                                                               -------             -------            -------
         Total other expenses                                   31,165              29,615             30,426
                                                               -------             -------            -------
Income before taxes                                             17,109              15,443             13,623
     Taxes on income                                             5,357               5,238              4,757
                                                               -------             -------            -------
Net income                                                     $11,752             $10,205            $ 8,866
                                                               =======             =======            =======

Basic earnings per common share                                $  2.06             $  1.78            $  1.49
                                                               =======             =======            =======
Diluted earnings per common share                              $  2.00             $  1.76            $  1.46
                                                               =======             =======            =======
Cash dividends declared per share                              $  0.32             $  0.29            $  0.27
                                                               =======             =======            =======


See notes to consolidated financial statements.

(1) All share and per share information has been restated to reflect the three-for-two stock split effected in the form of a stock dividend paid August 29, 2001.

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(DOLLARS IN THOUSANDS)

                                                                   2001                2000                1999
                                                                 --------            --------            --------

Net income                                                       $ 11,752            $ 10,205            $  8,866

Other comprehensive income (loss):
     Unrealized holding gain (loss) on available for
         sale securities                                            3,357               3,357              (3,330)
     Reclassification adjustment for (gains) losses
         arising during the period                                   (367)                118                (370)
                                                                 --------            --------            --------
     Other comprehensive income (loss), before tax                  2,990               3,475              (3,700)
     Tax (expense) benefit related to items
         of other comprehensive income (loss)                        (980)             (1,388)              1,479
                                                                 --------            --------            --------
     Other comprehensive income (loss), net of tax                  2,010               2,087              (2,221)
                                                                 --------            --------            --------

Comprehensive income                                             $ 13,762            $ 12,292            $  6,645
                                                                 ========            ========            ========

See notes to consolidated financial statements.

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS'
EQUITY FOR THE YEARS ENDED DECEMBER 31,
2001, 2000 AND 1999
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                       ACCUMULATED                 TOTAL
                                                                                         OTHER                     SHARE-
                                         COMMON STOCK          CAPITAL      RETAINED  COMPREHENSIVE    TREASURY    HOLDERS'
                                     SHARES         AMOUNT     SURPLUS      EARNINGS  INCOME (LOSS)      STOCK      EQUITY
                                      -------------------------------------------------------------------------------------

Balance, January 1, 1999(1)           5,698,535   $   5,699   $   7,469    $  44,120    $     513           --    $  57,801

Cash dividends:
     Common, $0.40 per share                 --          --          --       (1,601)          --           --       (1,601)
Common stock issued:
     Employee Stock Option Plan          45,000          45         337           --           --           --          382
     Employee Stock Purchase Plan         1,903           2          28           --           --    $      29           59
     Dividend Reinvestment Plan           1,083           1          17           --           --           18           36
     Public Offering                    375,000         375       4,976           --           --           --        5,351
Other comprehensive income
     (loss), net of tax                      --          --          --           --       (2,221)          --       (2,221)
Treasury shares purchased                    --          --         (13)          --           --       (4,406)      (4,419)
Net income                                   --          --          --        8,866           --           --        8,866
                                      -------------------------------------------------------------------------------------
Balance, December 31, 1999            6,121,521       6,122      12,814       51,385       (1,708)      (4,359)      64,254

Cash dividends:
     Common, $0.44 per share                 --          --          --       (1,678)          --           --       (1,678)
Common stock issued:
     Employee Stock Option Plan              --          --         (35)          --           --           89           54
     Employee Stock Purchase Plan            --          --         (16)          --           --           62           46
     Dividend Reinvestment Plan              --          --         (16)          --           --           64           48
Other comprehensive income
     (loss), net of tax                      --          --          --           --        2,087           --        2,087
Treasury shares purchased                    --          --          --           --           --       (1,777)      (1,777)
Net income                                   --          --          --       10,205           --           --       10,205
                                      -------------------------------------------------------------------------------------
Balance, December 31, 2000            6,121,521       6,122      12,747       59,912          379       (5,921)      73,239

Cash dividends:
     Common, $0.32 per share, and
        other dividends                      --          --          --       (1,826)          --           --       (1,826)
Common stock issued:
     Employee Stock Option Plan              --          --        (234)          --           --          739          505
     Employee Stock Purchase Plan            --          --          --           --           --           39           39
     Dividend Reinvestment Plan              --          --          (5)          --           --           58           53
Other comprehensive income
     (loss), net of tax                      --          --          --           --        2,010           --        2,010
Treasury shares purchased                    --          --          --           --           --         (647)        (647)
Net income                                   --          --          --       11,752           --           --       11,752
                                      -------------------------------------------------------------------------------------
Balance, December 31, 2001            6,121,521   $   6,122   $  12,508    $  69,838    $   2,389    $  (5,732)   $  85,125
                                      =====================================================================================


See notes to consolidated financial statements.

(1) All share and per share information has been restated to reflect the three-for-two stock split effected in the form of a stock dividend paid August 29, 2001.

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(DOLLARS IN THOUSANDS)


                                                                             2001              2000              1999
                                                                           ---------         ---------         ---------

Operating activities:
     Net income                                                            $  11,752         $  10,205         $   8,866
     Adjustments to reconcile net income to net
         cash (used in) provided from operating activities:
            Provision for loan losses                                          4,000             3,550             2,495
            Depreciation and amortization expense                              2,434             2,493             2,284
            Amortization of premiums and accretion of
                discounts on securities, net                                      15               (13)              278
            Amortization of intangibles                                          178               182               273
            (Gain) Loss on sales/calls of securities                            (367)              118              (370)
            (Gain) Loss on sales of loans receivable                          (2,979)           (1,871)           (2,025)
            (Gain) Loss on sales of premises/equipment                           137                48              (851)
            (Gain) Loss on other real estate owned, net                          (16)              424             1,950
            Proceeds from sales of residential mortgage loans                118,899            56,986            86,845
            Residential mortgage loans originated for resale                (118,717)          (59,370)          (86,203)
     Changes in assets and liabilities:
         Accrued interest receivable                                           1,885            (2,629)             (755)
         Other assets                                                          1,685            (1,550)           (1,205)
         Income taxes payable                                                   (170)              365              (151)
         Accrued interest payable                                             (3,635)            1,101               420
         Other liabilities                                                       246               121                21
                                                                           ---------         ---------         ---------
            Net cash (used in) provided from operating activities             15,347            10,160            11,872
                                                                           ---------         ---------         ---------
Investing activities:
     Proceeds from sales of available for sale securities                      1,993             3,998               283
     Proceeds from principal repayments, calls and maturities:
         Held to maturity securities                                          14,475            23,290            24,291
         Available for sale securities                                        69,475            15,129            28,136
     Proceeds from redemptions of Federal Home Loan Bank stock                   718               146                --
     Purchases of held to maturity securities                                     --           (15,930)          (21,141)
     Purchases of available for sale securities                              (78,688)          (41,274)          (67,837)
     Purchases of Federal Home Loan Bank Stock                                (2,187)              (96)           (4,353)
     Loans originated and principal repayments, net                         (105,352)         (115,631)          (99,106)
     Proceeds from sales of guaranteed student loans                          84,658            54,440            39,265
     Purchases of premises and equipment                                      (2,640)           (2,247)           (4,186)
     Proceeds from sales of premises and equipment                                67                90             1,157
     Proceeds from sales of other real estate owned                              963             3,169                --
                                                                           ---------         ---------         ---------
            Net cash (used in) provided from investing activities            (16,518)          (74,916)         (103,491)
                                                                           ---------         ---------         ---------
Financing activities:
     Net increase (decrease) in deposits                                     (40,306)           73,867            28,518
     Net increase (decrease) in short-term borrowings                         44,869            (1,322)           57,248
     Net proceeds from issuance of common stock                                  597               148             5,828
     Purchases of treasury stock                                                (647)           (1,777)           (4,419)
     Common stock dividends paid                                              (1,787)           (1,649)           (1,555)
                                                                           ---------         ---------         ---------
            Net cash (used in) provided from financing activities              2,726            69,267            85,620
                                                                           ---------         ---------         ---------
Net increase (decrease) in cash and cash equivalents                           1,555             4,511            (5,999)
Cash and cash equivalents,
     Beginning of period                                                      30,851            26,340            32,339
                                                                           ---------         ---------         ---------
     End of period                                                         $  32,406         $  30,851         $  26,340
                                                                           =========         =========         =========

See notes to consolidated financial statements.

SOUTHWEST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999


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

     INVESTMENT SECURITIES - Investments in debt and equity securities are identified as held to maturity and available for sale based on management considerations of asset/liability strategy, changes in interest rates and prepayment risk, the need to increase capital and other factors. Southwest has the ability and intent to hold to maturity its investment securities classified as held to maturity. Southwest had no investments held for trading purposes for any period presented. Under certain circumstances (including the deterioration of the issuer's creditworthiness, a change in tax law, or statutory or regulatory requirements), Southwest may change the investment security classification. The classifications Southwest utilizes determines the related accounting treatment for each category of investments. Available for sale securities are accounted for at fair value with unrealized gains or losses, net of taxes, excluded from operations and reported as accumulated other comprehensive income or loss. Held to maturity securities are accounted for at amortized cost.

     All investment securities are adjusted for amortization of premiums and accretion of discounts. Amortization of premiums and accretion of discounts are recorded to operations over the contractual maturity or estimated life of the individual investment on the level yield method. Gain or loss on sale of investments is based upon the specific identification method. Income earned on Southwest's investments in state and political subdivisions generally is not subject to ordinary Federal income tax.

     Federal Reserve Bank ("FRB") and Federal Home Loan Bank ("FHLB") stock are not readily marketable, therefore these investments are carried at cost, which approximates fair value.

     LOANS RECEIVABLE - Interest on loans is accrued and credited to operations based upon the principal amount outstanding. In general, accrued interest income on impaired loans is written off after the loan is 90 days past due; subsequent interest income is recorded when cash receipts are received from the borrower. Southwest originates real estate mortgage loans and government-guaranteed student loans for portfolio investment or sale in the secondary market. During the period of origination, real estate mortgage loans are designated as held either for investment purposes or sale. Mortgage loans held for sale are generally sold within a one-month period from loan closing at amounts approximating par value of the loans. Government-guaranteed student loans are generally sold after Southwest has been notified of the borrower's change from deferment status, which can range from one to five years, or longer. Real estate mortgage loans held for sale and government-guaranteed student loans are carried at the lower of cost or market, which does not exceed market. Gains or losses recognized upon the sales of loans are determined on a specific identification basis.

     ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is established through a provision for loan losses charged to operations. Loan amounts which are determined to be uncollectible are charged against this allowance, and recoveries, if any, are added to the allowance. A loan is considered to be impaired when, based on current information and events, it is probable that Southwest will be unable to collect all amounts due according to the contractual terms of the loan agreement. The allowance for loan losses related to loans that are identified for evaluation of impairment is based either on the discounted cash flows using the loan's initial effective interest rate or on the fair value of the collateral for certain collateral dependent loans. Smaller balance, homogeneous loans, including mortgage, student and consumer, are collectively evaluated for impairment. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. All of Southwest's nonaccrual loans have been defined as impaired loans.

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

     INTANGIBLES - Intangibles consist of goodwill and mortgage servicing rights and are included in other assets in the consolidated statements of financial condition. Goodwill is amortized using the straight-line method over 15 years. Loan servicing rights are capitalized based on estimated fair market value at the point of origination. The servicing rights are amortized on an individual loan by loan basis over the period of estimated net servicing income. Impairment of loan servicing rights is assessed based on the fair value of those rights. The capitalized amounts and amortization of the loan servicing rights is not material. Southwest reviews the carrying value of intangible assets annually for impairment. Assets are considered impaired when the balances are not recoverable from estimated future cash flows. At December 31, 2001 and 2000, Southwest had recorded cumulative amortization of $2.2 million and $2.0 million, respectively.

     DEPOSITS - The total amount of time deposits with a minimum denomination of $100,000 was approximately $260.1 million and $304.8 million at December 31, 2001 and 2000, respectively. The total amount of overdrawn deposit accounts that were reclassified as loans at December 31, 2001 and 2000 was $575,000 and $1.5 million, respectively. Time deposit maturities are as follows: $506.3 million in 2002, $24.1 million in 2003, $32.6 million in 2004, $1.6 million in 2005 and
$1.4 million thereafter.

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

     EARNINGS PER COMMON SHARE - Basic earnings per common share is computed based upon net income divided by the weighted average number of common shares outstanding during each period. Diluted earnings per common share is computed based upon net income divided by the weighted average number of common shares outstanding during each period adjusted for the effect of dilutive potential common shares calculated using the treasury stock method. For the years ended December 31, 2001, 2000, and 1999, Southwest had 150,000, 405,000, and 255,000
antidilutive options to purchase common shares, respectively. The following is a reconciliation of the common shares used in the calculations of basic and diluted earnings per common share:


                                                                       2001                2000               1999
                                                                   --------------     ---------------     --------------

Weighted average common shares outstanding:
     Basic earnings per share                                          5,693,129           5,733,624          5,960,817
Effect of dilutive securities:
     Stock options                                                       171,293              59,228            121,185
                                                                   --------------     ---------------     --------------
Weighted average common shares outstanding:
     Diluted earnings per share                                        5,864,422           5,792,852          6,082,002
                                                                   ==============     ===============     ==============

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

     TRUST - Southwest offers trust services to customers through its relationship with the Heritage Trust Company, a trust services company. Property (other than cash on deposit) held by Southwest in a fiduciary or agency capacity for its customers is not included in the consolidated statements of financial condition as it is not an asset or liability of Southwest.

     LIQUIDITY - Stillwater National is required by the Federal Reserve Bank to maintain average reserve balances. Cash and due from banks in the consolidated statements of financial condition include restricted amounts of $116,000 and zero at December 31, 2001 and 2000, respectively.

     RECLASSIFICATIONS - Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

2.  INVESTMENT SECURITIES

     A summary of the amortized cost and fair values of investment securities follows:


                                                                         At December 31, 2001
                                                     -----------------------------------------------------------
                                                      Amortized             Gross Unrealized               Fair
                                                         Cost            Gains            Losses           Value
                                                     -----------------------------------------------------------
                                                                         (dollars in thousands)

Held to Maturity:
U.S. Government and agency obligations               $ 17,723         $    539         $      1         $ 18,261
Obligations of state and political subdivisions        32,170              599               --           32,769
                                                     --------         --------         --------         --------
     Total                                           $ 49,893         $  1,138         $      1         $ 51,030
                                                     ========         ========         ========         ========

Available for Sale:
U.S. Government and agency obligations               $ 85,499         $  2,210         $      9         $ 87,700
Obligations of state and political subdivisions         4,560              112               --            4,672
Mortgage-backed securities                             69,303            1,385               31           70,657
Equity securities                                       4,562               66              112            4,516
                                                     --------         --------         --------         --------
      Total                                          $163,924         $  3,773         $    152         $167,545
                                                     ========         ========         ========         ========




                                                                         At December 31, 2000
                                                     -----------------------------------------------------------
                                                      Amortized             Gross Unrealized               Fair
                                                         Cost            Gains            Losses           Value
                                                     -----------------------------------------------------------
                                                                         (dollars in thousands)

Held to Maturity:
U.S. Government and agency obligations               $ 28,198           $  241           $    6         $ 28,433
Obligations of state and political subdivisions        36,208              163              189           36,182
                                                     --------         --------         --------         --------
     Total                                           $ 64,406           $  404           $  195         $ 64,615
                                                     ========         ========         ========         ========

Available for Sale:
U.S. Government and agency obligations               $ 77,404           $  795           $  187         $ 78,012
Obligations of state and political subdivisions         4,787               38                7            4,818
Mortgage-backed securities                             70,533              531              497           70,567
Equity securities                                       3,592               34               76            3,550
                                                     --------         --------         --------         --------
     Total                                           $156,316           $1,398           $  767         $156,947
                                                     ========         ========         ========         ========

     As required by law, investment securities are pledged to secure public and trust deposits, as well as the Sweep Repurchase Agreement Product and borrowings from the FHLB. Securities with an amortized cost of $193.4 million and $203.4 million were pledged to meet such requirements of $117.1 million and $105.8 million at December 31, 2001 and 2000, respectively. Any amount overpledged can be released at any time.

     A comparison of the amortized cost and approximate fair value of Southwest's debt securities by maturity date at December 31, 2001 follows. Mortgage-backed securities are included in the period in which they are estimated to prepay.


                                              Available for Sale                       Held to Maturity
                                        --------------------------------------------------------------------
                                        Amortized             Fair              Amortized            Fair
                                           Cost              Value                 Cost              Value
                                        --------------------------------------------------------------------
                                                               (dollars in thousands)

One year or less                        $ 16,035            $ 16,215            $ 20,802            $ 21,141
Two years through five years             122,588             125,732              29,091              29,889
Five years through ten years              20,739              21,082                  --                  --
More than ten years                            0                   0                  --                  --
                                        --------            --------            --------            --------
Total                                   $159,362            $163,029            $ 49,893            $ 51,030
                                        ========            ========            ========            ========


     Gross realized gains (losses) on sales of investment securities were $367,000, $(118,000), and $370,000 during 2001, 2000, and 1999, respectively.
The gross proceeds from such sales of investment securities totaled approximately $2.0 million, $4.0 million, and $283,000 during 2001, 2000, and 1999, respectively. A portion of the gain on sales of investment securities during 2001 and 1999 occurred when securities classified as "held to maturity" and "available for sale", originally purchased at a discount, were called prior to their stated maturity dates.

3.  LOANS RECEIVABLE

     Major classifications of loans are as follows:

                                                                                         At December 31,
                                                                                ----------------------------------
                                                                                    2001                 2000
                                                                                ----------------------------------
                                                                                     (dollars in thousands)
Real estate mortgage:
     Commercial                                                                     $301,578             $276,525
     One-to-four family residential                                                  106,206              107,360
Real estate construction                                                              91,897              103,951
Commercial                                                                           312,577              311,953
Installment and consumer:
     Government-guaranteed student loans                                              91,841               77,846
     Other                                                                            26,947               34,915
                                                                                -------------        -------------
                                                                                     931,046              912,550
Allowance for loan losses                                                            (11,492)             (12,125)
                                                                                -------------        -------------

Loans receivable, net                                                               $919,554             $900,425
                                                                                =============        =============

     Southwest extends commercial and consumer credit primarily to customers in the State of Oklahoma, which subjects the loan portfolio to the general economic conditions within this area. At December 31, 2001 and 2000, substantially all of Southwest's loans are collateralized with real estate, inventory, accounts receivable and/or other assets or guaranteed by agencies of the United States Government.

     Loans to individuals and businesses in the healthcare industry totaled $134.7 million, or 14% of total loans. Southwest does not have any other concentrations of loans to individuals or businesses involved in a single industry of more than 5% of total loans. In the event of total nonperformance by the borrowers, Southwest's accounting loss would be limited to the recorded investment in the loans receivable reduced by proceeds received from disposition of the related collateral.

     Southwest had loans which were held for sale of $12.7 million and $7.9 million at December 31, 2001 and 2000, respectively. These loans are carried at cost, which does not exceed market. Government-guaranteed student loans are generally sold to a single servicer. A substantial portion of the one-to-four family residential loans and loan servicing rights are sold to five servicers.

     The principal balance of loans for which accrual of interest has been discontinued totaled approximately $7.3 million and $3.1 million at December 31, 2001 and 2000, respectively. If interest on those loans had been accrued, the interest income as reported in the accompanying consolidated statements of operations would have increased by approximately $543,000, $155,000, and $549,000, for 2001, 2000, and 1999, respectively.

     The unpaid principal balance of real estate mortgage loans serviced for others totaled $91.1 million and $94.5 million at December 31, 2001 and 2000, respectively. Southwest maintained escrow accounts totaling $370,000 and $379,000 for real estate mortgage loans serviced for others at December 31, 2001 and 2000, respectively.

     The following table sets forth the remaining maturities for certain loan categories at December 31, 2001. Student loans that do not have stated maturities are treated as due in one year or less.

                                                 One year           One to             Over
                                                 or less          five years        five years           Total
                                                 --------         ----------        ----------          --------
                                                                    (dollars in thousands)

Real estate mortgage:
    Commercial                                   $ 26,400          $ 57,950          $217,228          $301,578
     One-to-four family residential                17,375            38,692            50,139           106,206
Real estate construction                           67,106            10,204            14,587            91,897
Commercial                                        152,831           115,649            44,097           312,577
Installment and consumer:
     Government-guaranteed student loans           91,841                --                --            91,841
     Other                                         10,442            14,939             1,566            26,947
                                                 --------          --------          --------          --------
          Total                                  $365,995          $237,434          $327,617          $931,046
                                                 ========          ========          ========          ========


        The following table sets forth at December 31, 2001 the dollar amount of all loans due more than one year after December 31, 2001.


                                                   Fixed                Variable               Total
                                                  --------              --------              --------
                                                                (dollars in thousands)

Real estate mortgage:
  Commercial                                      $ 16,967              $258,211              $275,178
  One-to-four family residential                    31,412                57,419                88,831
                                                     4,557                20,234                24,791
                                                    20,432               139,314               159,746
Real estate construction
Commercial
Installment and consumer:
  Government-guaranteed student loans                   --                    --                    --
  Other                                             11,752                 4,753                16,505
                                                  --------              --------              --------
     Total                                        $ 85,120              $479,931              $565,051
                                                  ========              ========              ========


     The allowance for loan losses is summarized as follows:


                                                      For the Years Ended December 31,
                                           --------------------------------------------------------
                                             2001                    2000                    1999
                                           --------------------------------------------------------
                                                          (dollars in thousands)

Beginning balance                          $ 12,125                $ 11,190                $ 10,401
Provision for loan losses                     4,000                   3,550                   2,495
Loans charged off                            (5,529)                 (3,290)                 (2,348)
Recoveries                                      896                     675                     642
                                           --------                --------                --------

Total                                      $ 11,492                $ 12,125                $ 11,190
                                           ========                ========                ========


     As of December 31, 2001 and 2000, impaired loans totaled $7.3 million and $3.2 million and had a related allowance for loan loss of $2.4 million and $847,000, respectively. The average balance of impaired loans totaled $6.3 million and $10.8 million for the years ended December 31, 2001 and 2000. Interest income recognized on impaired loans totaled $392,000, $142,000, and $330,000, respectively, for the years ended December 31, 2001, 2000, and 1999.

     Directors and officers of Southwest and Stillwater National were customers of, and had transactions with, Southwest in the ordinary course of business, and similar transactions are expected in the future. All loans included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of loss or present other unfavorable features. Certain officers, directors, employees, and companies in which they have partial ownership had indebtedness to Southwest totaling $1.5 million, $1.4 million and $1.4 million at December 31, 2001, 2000 and 1999, respectively. During 2001, $9.3 million of new loans were made to these persons and repayments totaled $9.2 million.

4.  PREMISES AND EQUIPMENT

     These consist of the following:

                                                      At December 31,
                                              ----------------------------
                                                 2001               2000
                                              ----------------------------
                                                 (dollars in thousands)

Land                                          $  4,558            $  4,558
Buildings and improvements                      10,972              10,981
Furniture, fixtures, and equipment              19,599              17,714
Construction/Remodeling in progress                 48                 277
                                              --------            --------
                                                35,177              33,530
Accumulated depreciation and amortization      (14,759)            (13,114)
                                              --------            --------

Premises and equipment, net                   $ 20,418            $ 20,416
                                              ========            ========

5.  OTHER BORROWED FUNDS

     During 2001, the only categories of short-term borrowings whose averages exceeded 30% of ending shareholders' equity were repurchase agreements and funds borrowed from the FHLB.

                                                                                        At December 31,
                                                                          ------------------------------------------
                                                                            2001             2000             1999
                                                                          ------------------------------------------
                                                                                    (dollars in thousands)

Amounts outstanding at end of period:
     Treasury, tax and loan note option                                   $  1,493         $  1,944         $  2,500
     Federal funds purchased and securities sold
         under repurchase agreements                                        51,579           55,758           40,270
     Borrowed from the Federal Home Loan Bank                              142,295           92,574          109,050
     Other short-term borrowings                                                --              222               --

Weighted average rate outstanding:
     Treasury, tax and loan note option                                       1.40%            5.72%            4.52%
     Federal funds purchased and securities sold
         under repurchase agreements                                          1.61             5.72             5.08
     Borrowed from the Federal Home Loan Bank                                 3.27             6.43             5.64
     Other short-term borrowings                                                --             9.50               --

Maximum amounts of borrowings outstanding at any month-end:
     Treasury, tax and loan note option                                   $  2,500         $  2,500         $  2,715
     Federal funds purchased and securities sold
         under repurchase agreements                                        58,274           59,766           52,588
     Borrowed from the Federal Home Loan Bank                              168,590          127,850          124,150
     Other short-term borrowings                                               500              222               --

Approximate average short-term borrowings outstanding for the year:
     Treasury, tax and loan note option                                   $  1,596         $  1,658         $  1,568
     Federal funds purchased and securities sold
         under repurchase agreements                                        53,128           51,718           41,087
     Borrowed from the Federal Home Loan Bank                              131,220          104,032           78,701
     Other short-term borrowings                                               165              109               11

Approximate weighted average rate for the year:
     Treasury, tax and loan note option                                       3.55%            6.33%            4.85%
     Federal funds purchased and securities sold
         under repurchase agreements                                          3.39             5.59             4.56
     Borrowed from the Federal Home Loan Bank                                 4.50             6.32             5.27
     Other short-term borrowings                                              6.76             9.00             4.50



     Southwest has entered into an agreement with the FHLB to obtain advances from the FHLB from time to time. The terms of the agreement are set forth in the Advance, Pledge and Security Agreement (the "Agreement"). The FHLB requires that Southwest pledge collateral on such advances. Under the terms of the Agreement, the discounted value of the collateral, as defined by the FHLB, should at all times be at least equal to the amount borrowed by Southwest. Such advances outstanding are subject to a blanket collateral arrangement, which requires the pledging of eligible collateral to secure such advances. Such collateral principally includes certain loans and securities. At December 31, 2001 and 2000, loans pledged under the Agreement were $312.1 million and $355.2 million and investment securities (at carrying value) were $42.8 million and $53.7 million, respectively.

     Southwest has available various forms of short-term borrowings for cash management and liquidity purposes. These forms of borrowings include federal funds purchases, securities sold under agreements to repurchase, and borrowings from the Federal Reserve Bank ("FRB"), the Student Loan Marketing Association ("SLMA"), the F&M Bank of Tulsa ("F&M") and the Federal Home Loan Bank of Topeka ("FHLB"). Southwest has available a $5.0 million line of credit from F&M, none of which was outstanding at December 31, 2001. Southwest also carries interest-bearing demand notes issued by the U.S. Treasury in connection with the Treasury Tax and Loan note program; the outstanding balance of those notes was $1.5 million at December 31, 2001. Southwest has approved federal funds purchase lines totaling $20.0 million with three other banks; no amounts were outstanding on these lines at December 31, 2001. In addition, Southwest has available a $35.0 million line of credit from the SLMA and a $244.4 million line of credit from the FHLB. Borrowings under the SLMA line would be secured by student loans. Borrowings under the FHLB line are secured by all unpledged securities and other loans. The SLMA line expires April 20, 2007; no amount was outstanding on this line at December 31, 2001. The FHLB line of credit had an outstanding balance of $142.3 million at December 31, 2001. Southwest also has available unsecured brokered certificate of deposit lines of credit in connection with its retail certificate of deposit program from Merrill Lynch & Co., Morgan Stanley Dean Witter, Salomon Smith Barney, Prudential Securities, Inc., PaineWebber, Inc., and CountryWide Securities that total $545.0 million. At December 31, 2001, $103.6 million in retail certificates of deposit were included in total deposits.

     Southwest sells securities under agreements to repurchase with Southwest retaining custody of the collateral. Collateral consists of direct obligations of the U.S. Government or U.S. Government Agency issues, which are designated as pledged with Southwest's safekeeping agent. The type of collateral required, and the retention of the collateral and the security sold minimize Southwest's risk of exposure to loss. These transactions are for one-to-four day periods. At December 31, 2001, one repurchase agreement for $10.2 million exceeded 10% of equity capital.

6.   LONG-TERM DEBT

     On June 4, 1997, SBI Capital Trust, a newly-formed subsidiary of Southwest, issued 1,000,500 of its 9.30% Cumulative Trust Preferred Securities (the "Trust Preferred") in an underwritten public offering for an aggregate price of $25,012,500. Proceeds of the Trust Preferred were invested in the 9.30% Subordinated Debentures (the "Subordinated Debentures") of Southwest. After deducting underwriter's compensation and other expenses of the offering, the net proceeds were available to Southwest to increase capital and for general corporate purposes, including use in investment and lending activities, and the redemption, in whole, of Southwest's 9.20% Redeemable Cumulative Preferred Stock, Series A (the "Series A Preferred Stock"). Interest payments on the Subordinated Debentures are deductible for federal income tax purposes.

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

     The Trust Preferred meets the regulatory criteria for Tier I capital, subject to Federal Reserve guidelines that limit the amount of the Trust Preferred and cumulative perpetual preferred stock to an aggregate of 25% of Tier I capital. At December 31, 2001, all of the Trust Preferred was included in Tier I capital.

     For accounting purposes, the Trust Preferred is presented on the Consolidated Statements of Financial Condition as a separate category of long-term debt entitled "Guaranteed Preferred Beneficial Interests in Southwest's Subordinated Debentures."

7.  INCOME TAXES

     The components of taxes on income follow:


                                                    For the Years Ended December 31,
                                             ---------------------------------------------------
                                               2001                  2000                 1999
                                             ---------------------------------------------------
                                                         (dollars in thousands)

Current tax expense:
     Federal                                 $ 4,707               $ 3,776               $ 4,959
     State                                       205                   542                   711
Deferred tax expense (benefit):
     Federal                                     399                   786                  (766)
     State                                        46                   134                  (147)
                                             -------               -------               -------

Taxes on income                              $ 5,357               $ 5,238               $ 4,757
                                             =======               =======               =======

        The taxes on income reflected in the accompanying consolidated statements of operations differs from the expected U.S. Federal income tax rates for the following reasons:

                                                            For the Years Ended December 31,
                                                        -----------------------------------------
                                                          2001             2000             1999
                                                        -----------------------------------------
                                                               (dollars in thousands)

Computed tax expense at statutory rates                 $ 5,817          $ 5,253          $ 4,768
Increase (decrease) in income
taxes resulting from:
     Benefit of income not subject to U.S. Federal
         income tax                                        (653)            (565)            (403)
     State income taxes, net of Federal income
         tax benefit                                        165              446              377
     Other                                                   28              104               15
                                                        -------          -------          -------

Taxes on income                                         $ 5,357          $ 5,238          $ 4,757
                                                        =======          =======          =======


        Deferred tax expense (benefit) relating to temporary differences includes the following components:



                                                             For the Years Ended December 31,
                                                          ---------------------------------------
                                                          2001              2000             1999
                                                          ---------------------------------------
                                                               (dollars in thousands)

Provision for loan losses                                 $ 344            $(318)           $(305)
Accumulated depreciation                                     16              401              193
Intangibles                                                  21               21               18
Write-downs on other real estate owned                      (22)             649             (754)
Deferred compensation accrual                                42               39               --
Other                                                        44              128              (65)
                                                          -----            -----            -----

Total                                                     $ 445            $ 920            $(913)
                                                          =====            =====            =====

     Net deferred tax assets of $2.2 million and $3.6 million at December 31, 2001 and 2000, respectively, are reflected in the accompanying consolidated statements of financial condition in other assets. There were no valuation allowances at December 31, 2001 or 2000. Temporary differences that give rise to the deferred tax assets (liabilities) include the following:

                                                            At December 31,
                                                      ------------------------
                                                        2001            2000
                                                      ------------------------
                                                       (dollars in thousands)
Provision for loan losses                             $ 4,301          $ 4,645
Accumulated depreciation                               (1,659)          (1,643)
Intangibles                                               122              143
Write-downs on other real estate owned                    140              118
Deferred compensation accrual                             179              221
Other                                                     329              373
                                                      -------          -------
                                                        3,412            3,857
Deferred taxes (payable) receivable on
     investment securities available for sale          (1,230)            (250)
                                                      -------          -------

Net deferred tax asset                                $ 2,182          $ 3,607
                                                      =======          =======


8.  SHAREHOLDERS' EQUITY

     On August 29, 2001, Southwest effected a 3:2 stock split of its common stock in the form of a dividend of 2,040,465 shares. Share and per share amounts in this report have been retroactively restated to reflect this stock split.

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

     In April 1999, Southwest's Board of Directors (the "Board") authorized the repurchase of up to 5%, or 306,000 shares, of its outstanding common stock, par value $1.00 per share, in connection with shares expected to be issued under Southwest's dividend reinvestment, stock option, and employee benefit plans and for other corporate purposes. In December 1999, Southwest had completed the repurchase of shares under the program and the Board authorized the repurchase of up to an additional 5%, or approximately 292,500 shares. In April 2001, that program expired and the Board authorized the repurchase of another 5%, or approximately 285,000 shares. The additional repurchases will also be made in connection with shares expected to be issued under Southwest's dividend reinvestment, stock option, and employee benefit plans and for other corporate purposes. The share repurchases are expected to be made primarily on the open market from time to time until March 31, 2002, or earlier termination of the repurchase program by the Board. Repurchases under the program will be made at the discretion of management based upon market, business, legal, accounting and other factors.

     On April 22, 1999, Southwest adopted a Rights Plan designed to protect its shareholders against acquisitions that the Board believes are unfair or otherwise not in the best interests of Southwest and its shareholders. Under the Rights Plan, each holder of record of Southwest's common stock, as of the close of business on April 22, 1999, received one right per common share. The rights generally become exercisable if an acquiring party accumulates, or announces an offer to acquire, 10% or more of Southwest's voting stock. The rights will expire on April 22, 2009. Each right will entitle the holder (other than the acquiring party) to buy, at the right's then current exercise price, Southwest's common stock or equivalent securities having a value of twice the right's exercise price. The exercise price of each right was initially set at $73.34. In addition, upon the occurrence of certain events, holders of the rights would be entitled to purchase, at the then current exercise price, common stock or equivalent securities of an acquiring entity worth twice the exercise price. Under the Rights Plan, Southwest also may exchange each right, other than rights owned by an acquiring party, for a share of its common stock or equivalent securities.

     Southwest has reserved for issuance 300,000 shares of common stock pursuant to the terms of the Dividend Reinvestment and Employee Stock Purchase Plans. The Dividend Reinvestment Plan allows shareholders of record a convenient and economical method of increasing their equity ownership of Southwest. The Employee Stock Purchase Plan allows Company employees to acquire additional common shares through payroll deductions. Since July 1999, shares issued out of these plans have come from treasury shares. At December 31, 2001, 40,243 new shares had been issued and 17,935 treasury shares had been reissued by these plans.

9.  CAPITAL REQUIREMENTS

     Southwest and Stillwater National are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Southwest's and Stillwater National's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Southwest and Stillwater National must meet specific capital guidelines that involve quantitative measures of Southwest's and Stillwater National's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Southwest's and Stillwater National's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy require Southwest and Stillwater National to maintain minimum amounts and ratios (set forth in the table on the following page) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that Southwest and Stillwater National met all capital adequacy requirements to which they are subject.

     As of December 31, 2001 and 2000, the most recent notification from the Office of the Comptroller of the Currency ("OCC") categorized Stillwater National as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, Stillwater National must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Stillwater National's category.

     Southwest's and Stillwater National's actual capital amounts and ratios are presented below.


                                                                   To Be Well Capitalized
                                                                   Under Prompt Corrective         For Capital
                                                 Actual               Action Provisions         Adequacy Purposes
                                        ------------------------------------------------------------------------------
                                           Amount       Ratio        Amount       Ratio        Amount       Ratio
                                        ------------------------------------------------------------------------------
                                                                   (dollars in thousands)

AS OF DECEMBER 31, 2001:
Total Capital (to risk-weighted assets)

  Southwest                                 $119,013        12.34%         N/A          N/A      $77,129         8.00%
  Stillwater National                        115,866        12.05      $96,184        10.00%      76,947         8.00
Tier I Capital (to risk-weighted assets)
  Southwest                                  107,521        11.15          N/A          N/A       38,565         4.00
  Stillwater National                        104,374        10.85       57,711         6.00       38,474         4.00
Tier I Leverage (to average assets)
  Southwest                                  107,521         8.84          N/A          N/A       48,651         4.00
  Stillwater National                        104,374         8.60       60,665         5.00       48,532         4.00

AS OF DECEMBER 31, 2000:
Total Capital (to risk-weighted assets)
  Southwest                                 $109,317        11.68%         N/A          N/A      $74,847         8.00%
  Stillwater National                        105,961        11.35      $93,394        10.00%      74,715         8.00
Tier I Capital (to risk-weighted assets)
  Southwest                                   96,910        10.36          N/A          N/A       37,424         4.00
  Stillwater National                         94,281        10.09       56,036         6.00       37,358         4.00
Tier I Leverage (to average assets)
  Southwest                                   96,910         8.08          N/A          N/A       47,968         4.00
  Stillwater National                         94,281         7.88       59,836         5.00       47,869         4.00



     The approval of the Comptroller of the Currency is required if the total of all dividends declared by Stillwater National in any calendar year exceeds the total of its net profits of that year combined with its retained net profits of the preceding two years. In addition, Stillwater National may not pay a dividend if, after paying the dividend, Stillwater National would be under capitalized. Stillwater National's maximum amount of dividends available for payment totaled approximately $19.0 million at December 31, 2001. Dividends declared by Stillwater National for the years ended December 31, 2001, 2000, and 1999 did not exceed the threshold requiring regulatory approval.


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


                                                            For the Years Ended December 31,
                                                      --------------------------------------------
                                                         2001             2000             1999
                                                      --------------------------------------------
                                                      (dollars in thousands,except per share data)

Proforma net income                                   $ 11,313         $   9,707         $   8,438
Basic earnings per common share                       $   1.99         $    1.69         $    1.42
Diluted earnings per common share                     $   1.93         $    1.68         $    1.39
Weighted average fair value at grant date             $   4.83         $    5.04         $    5.42


     Because SFAS No. 123 is applicable only to options granted subsequent to December 31, 1994, its proforma effect is not necessarily indicative of its impact on future years. The compensation cost is calculated using the Black-Scholes option pricing model with the following weighted average assumptions:


                                                            For the Years Ended December 31,
                                                      --------------------------------------------
                                                         2001             2000             1999
                                                      --------------------------------------------
Expected dividend yield                                   1.71%             1.77%             1.56%
Expected volatility                                      25.67%            26.87%            26.65%
Risk-free interest rate                                   5.82%             6.20%             6.42%
Expected option term (in years)                           9.17              9.69             10.00


     The Stock Plan's activity follows:


                                                                                           Weighted
                                                                          Number of         Average
                                                                           Options       Exercise Price
                                                                         ------------------------------
Outstanding at January 1, 1999                                               528,750           $12.07
     Granted                                                                 237,000            15.20
     Exercised                                                               (45,000)            8.50
     Canceled/expired                                                        (39,000)           16.89
                                                                           --------------------------
Outstanding at December 31, 1999                                             681,750            13.12
     Granted                                                                 168,001            10.65
     Exercised                                                                (6,000)            8.92
     Canceled/expired                                                        (79,350)           14.93
                                                                           --------------------------
Outstanding at December 31, 2000                                             764,401            12.42
     Granted                                                                  25,000            14.90
     Exercised                                                               (49,051)           10.30
     Canceled/expired                                                        (78,949)           14.76
                                                                           --------------------------
Outstanding at December 31, 2001                                             661,401           $12.39
                                                                           ==========================

Total exercisable at December 31, 1999                                       261,300           $10.61
Total exercisable at December 31, 2000                                       322,426           $11.03
Total exercisable at December 31, 2001                                       324,050           $11.29


     At December 31, 2001, Southwest had reserved 1,193,283 shares under the Stock Plans, and had 661,401 shares under option. The following summarizes the information concerning options outstanding and exercisable at December 31, 2001.


  Number of          Range of          Weighted Average      Weighted                        Exercisable
   Options           Exercise             Remaining          Average         Number        Weighted Average
 Outstanding          Prices           Contractual Life   Exercise Price   Exercisable      Exercise Price
--------------------------------------------------------------------------------------------------------------
       214,350    $ 8.50 - $ 8.92            1.8              $ 8.52             170,850        $ 8.52
       129,551    $10.42 - $11.21            7.2              $10.55              46,500        $10.54
         7,500    $12.83 - $12.96            8.1              $12.96               1,500        $12.96
       160,000    $14.21 - $15.32            6.7              $14.33              44,450        $14.32
       150,000    $16.50 - $18.15            6.7              $17.40              60,750        $17.40



11.  EMPLOYEE BENEFITS

     Southwest sponsors a noncontributory, defined contribution profit sharing plan intended to provide retirement benefits for employees of Southwest. The plan covers all employees who have completed one year of service and have attained the age of 21. The plan is subject to the Employee Retirement Income Security Act of 1974, as amended. Company contributions are made at the discretion of the Board of Directors; however, the annual contribution may not exceed 15% of the total annual compensation of all participants. Southwest made contributions of $1.0 million, $990,000, and $650,000 in 2001, 2000, and 1999, respectively.


12.  OPERATING LEASES

     Southwest leases certain equipment and facilities for its operations. Future minimum annual rental payments required under operating leases, net of sublease agreements, that have initial or remaining lease terms in excess of one year as of December 31, 2001 follow:

         2002          $  859,818
         2003             795,889
         2004             676,800
         2005             655,782
         Thereafter     3,230,294

     The total rental expense was $1.0 million, $1.0 million, and $1.1 million in 2001, 2000, and 1999, respectively.


13.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined by Southwest using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts Southwest could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

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

     LOANS RECEIVABLE - Fair values are estimated for certain homogeneous categories of loans adjusted for differences in loan characteristics. Southwest's loans have been aggregated by categories consisting of commercial, real estate, student, and other consumer. The fair value of loans is estimated by discounting the cash flows using credit and interest rate risks inherent in the loan category and interest rates currently offered for loans with similar terms and credit risks.

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

     The carrying values and estimated fair values of Southwest's financial instruments follow:


                                                    At December 31, 2001                At December 31, 2000
                                               --------------------------------    --------------------------------
                                                 Carrying            Fair            Carrying            Fair
                                                  Values            Values            Values            Values
                                               --------------------------------------------------------------------
                                                                     (dollars in thousands)
Cash and cash equivalents                           $ 32,406          $ 32,406          $ 30,851          $ 30,851
Investment securities:
     Held to maturity                                 49,893            51,030            64,406            64,615
     Available for sale                              167,545           167,545           156,947           156,947
     FRB and FHLB stock                                9,908             9,908             8,439             8,439
Loans receivable                                     919,554           925,997           900,425           908,735
Accrued interest receivable                           10,157            10,157            12,042            12,042
Deposits                                             904,796           909,631           945,102           948,802
Accrued interest payable                               3,470             3,470             7,105             7,105
Other liabilities                                      2,724             2,724             2,609             2,609
Short-term borrowings                                195,367           195,367           150,498           150,498
Long-term debt                                        25,013            25,663            25,013            23,637
Commitments                                               --                --                --                --



14.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     In the normal course of business, Southwest makes use of a number of different financial instruments to help meet the financial needs of its customers. In accordance with generally accepted accounting principles, these transactions are not presented in the accompanying consolidated financial statements and are referred to as off-balance sheet instruments. These transactions and activities include commitments to extend lines of commercial and real estate mortgage credit, standby and commercial letters of credit and available credit card lines of credit.

     The following table provides a summary of Southwest's off-balance sheet financial instruments:

                                                                                           At December 31,
                                                                                    --------------------------
                                                                                      2001              2000
                                                                                    --------------------------
                                                                                      (dollars in thousands)

Commitments to extend commercial and real estate mortgage credit                    $256,655          $182,900
Standby and commercial letters of credit                                               2,551             6,537
Credit card lines of credit                                                          492,388           423,194
                                                                                    --------          --------

Total                                                                               $751,594          $612,631
                                                                                    ========          ========

     A loan commitment is a binding contract to lend up to a maximum amount for a specified period of time provided there is no violation of any financial, economic or other terms of the contract. A standby letter of credit obligates Southwest to honor a financial commitment by issuing a guarantee to a third party should Southwest's customer fail to perform. Many loan commitments and most standby letters of credit expire unfunded, and, therefore, total commitments do not represent future funding obligations of Southwest. Loan commitments and letters of credit are made under normal credit terms, including interest rates and collateral prevailing at the time, and usually require the payment of a fee by the customer. Commercial letters of credit are commitments generally issued to finance the movement of goods between buyers and sellers. Southwest's exposure to credit loss, assuming commitments are funded, in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. Southwest has agreements for the purchase of $492.4 million and $423.2 million of unadvanced credit card lines of credit at December 31, 2001 and 2000, respectively, if such credit card lines of credit are funded, and for the sale of 100% participations in such funded lines. Such commitments are made with the same terms as similarly funded extensions of credit including collateral, rates and maturities. Southwest does not anticipate any material losses as a result of the commitments.


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

     Southwest has adopted a Severance Compensation Plan (the "Plan") for the benefit of certain officers and key members of management. The Plan's purpose is to protect and retain certain qualified employees in the event of a change in control (as defined) and to reward those qualified employees for loyal service to Southwest by providing severance compensation to them upon their involuntary termination of employment after a change in control of Southwest. At December 31, 2001, Southwest has not recorded any amounts in the consolidated financial statements relating to the Plan. If a change of control were to occur, the maximum amount payable to certain officers and key members of management would approximate $1.1 million.

16.  SUPPLEMENTAL CASH FLOWS INFORMATION

                                                                    For the years ended December 31,
                                                      ----------------------------------------------------------
                                                             2001                 2000               1999
                                                      ----------------------------------------------------------
                                                                        (dollars in thousands)

Cash paid for interest                                      $52,502             $56,054            $42,075
Cash paid for taxes on income                                 4,650               3,722              5,431
Loans transferred to other real estate owned                    362               3,089                 29



17.  ACCOUNTING STANDARD ISSUED BUT NOT YET ADOPTED

     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. SFAS 141 required that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. Southwest will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization and impairment provisions of the Statements is expected to have an immaterial impact on net income. In the first quarter of 2002, Southwest will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets as of January 1, 2002. Southwest has not yet determined what the effect of these tests will be on its earnings and financial position.

     In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets. SFAS 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of; however, it retains the fundamental provisions of the Statement related to the recognition and measurement of the impairment of long-lived assets to be "held and used." In addition, SFAS No. 144 provides more guidance on estimating cash flows when performing a recoverability test, required that a long-lived asset to be disposed of other than by sale (e.g. abandoned) be classified as "held and used" until it is disposed of, and established more restrictive criteria to classify an asset as "held for sale." Southwest is required to adopt SFAS No. 144 in fiscal year 2002. Adoption of SFAS No. 144 is not expected to have a material impact on Southwest's results of operations or financial position.

18.  PARENT COMPANY CONDENSED FINANCIAL INFORMATION

     Following are the condensed financial statements of Southwest Bancorp, Inc. ("Parent Company only") for the periods indicated:

                                                                        At December 31,
                                                               ---------------------------------
                                                                 2001                     2000
                                                               ---------------------------------
STATEMENTS OF FINANCIAL CONDITION                                   (dollars in thousands)

Assets:
     Cash and due from banks                                   $    983                 $  1,747
     Investment in subsidiary bank                              106,991                   94,935
     Investment securities, available for sale                      912                      906
     Other assets                                                 2,120                    1,721
                                                               --------                 --------
         Total                                                 $111,006                 $ 99,309
                                                               ========                 ========

Liabilities:
     Subordinated debentures                                   $ 25,013                 $ 25,013
     Other liabilities                                              868                    1,057
Shareholders' Equity:
     Common                                                      85,125                   73,239
                                                               --------                 --------
         Total                                                 $111,006                 $ 99,309
                                                               ========                 ========



                                                                       For the Years Ended December 31,
                                                                ----------------------------------------------
                                                                  2001               2000               1999
                                                                ----------------------------------------------
STATEMENTS OF OPERATIONS                                                   (dollars in thousands)

Income:
     Cash dividends from subsidiary bank                        $  3,800           $  6,450           $  6,989
     Investment income                                                51                 55                 53
     Security gains/(losses)                                           6               (107)                --
                                                                --------           --------           --------
         Total income                                              3,857              6,398              7,042
Expense:
     Interest on subordinated debentures                           2,326              2,326              2,326
     Other expense                                                   456                350                632
                                                                --------           --------           --------
         Total expense                                             2,782              2,676              2,958
                                                                --------           --------           --------
         Total income before taxes and equity in
            undistributed income of subsidiary bank                1,075              3,722              4,084
     Taxes on income                                              (1,030)            (1,031)            (1,098)
                                                                --------           --------           --------
         Income before equity in undistributed
            income of subsidiary bank                              2,105              4,753              5,182
     Equity in undistributed income of subsidiary bank             9,647              5,452              3,684
                                                                --------           --------           --------
            Net income                                          $ 11,752           $ 10,205           $  8,866
                                                                ========           ========           ========



                                                                        For the Years Ended December 31,
                                                                 --------------------------------------------
                                                                   2001              2000              1999
                                                                 --------------------------------------------
                                                                                 (dollars in thousands)

STATEMENTS OF CASH FLOWS
Operating activities:
    Net income                                                   $ 11,752          $ 10,205          $  8,866
     Equity in undistributed income of subsidiary bank             (9,647)           (5,452)           (3,684)
     Other, net                                                        72               (23)              (42)
                                                                 --------          --------          --------
     Net cash provided by operating activities                      2,177             4,730             5,140
                                                                 --------          --------          --------
Investing activities:
     Available for sale securities:
         Purchases                                                 (1,774)             (623)             (400)
         Sales                                                        399                25                --
         Maturities                                                   893               500               400
                                                                 --------          --------          --------
     Net cash provided by (used in) investing activities             (482)              (98)                0
                                                                 --------          --------          --------
Financing activities:
     Proceeds from issuance of common stock                            --                --             5,768
     Net increase (decrease) in short-term borrowings                (223)              223                --
     Purchases of treasury stock, net                                 (50)           (1,629)           (4,359)
     Capital contribution to Bank                                    (399)               --            (5,000)
     Cash dividends paid on common stock                           (1,787)           (1,649)           (1,555)
                                                                 --------          --------          --------
     Net cash provided by (used in) financing activities           (2,459)           (3,055)           (5,146)
                                                                 --------          --------          --------
     Net increase (decrease) in cash and cash equivalents            (764)            1,577                (6)
     Cash and cash equivalents,
         Beginning of year                                          1,747               170               176
                                                                 --------          --------          --------
         End of year                                             $    983          $  1,747          $    170
                                                                 ========          ========          ========


BOARD OF DIRECTORS OF SOUTHWEST
BANCORP, INC. AND STILLWATER
NATIONAL BANK & Trust Company

Robert B. Rodgers
  Chairman of the Board
  President, Bob Rodgers
  Ford-Lincoln-Mercury
Rick Green
  President and Chief Executive Officer,
  Vice Chairman of the Board
James E. Berry II
  President, Shading Concepts,
  Drapery Manufacturing/Sales
Tom D. Berry
  Investments
Joe Berry Cannon
  Professor of Management,
  Oral Roberts University School of Business
J. Berry Harrison
  Rancher
Erd M. Johnson
  Petroleum Engineer &
  Operating Partner, Johnson
  Oil Partnership
Betty Kerns
  Owner, Betty Kerns &
  Associates, Government
  Relations Consulting
David P. Lambert
  President, Lambert
  Construction Company
Linford R. Pitts
  President, Stillwater Transfer & Storage Co.
Russell W. Teubner
  Founder and Director, Esker S.A., Software
Stanley R. White
  President and Managing Director,
  Tulsa and Eastern Region,
  Stillwater National Bank
  & Trust Co.



OFFICERS OF SOUTHWEST BANCORP, INC.

Rick Green
  President and Chief Executive Officer
Kerby E. Crowell, CPA
  Executive Vice President and
  Chief Financial Officer
Kay W. Smith
  Senior Vice President and
  Comptroller



SENIOR MANAGEMENT OF STILLWATER NATIONAL BANK & TRUST COMPANY

Rick Green
  President and Chief Executive Officer
Kerby E. Crowell, CPA
   Executive Vice President and
   Chief Financial Officer
Jerry Lanier
   Executive Vice President and
   Chief Lending Officer
Kimberly G. Sinclair
  Executive Vice President and Chief Administrative Officer
Chuck Westerheide
   Executive Vice President
   and Treasurer
Steve Gobel
   Executive Vice President
Stanley R. White
   President and Managing Director,
   Tulsa and Eastern Region
Rex Horning
   President, Stillwater Division
Joseph P. Root
  President, Central Oklahoma Division
Jackie Randle
   Senior Vice President, Small
   Business Lending
Connie Saldivar
  Senior Vice President,
  Retail Sales


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

GENERAL COUNSEL
Hert & Baker
222 E. 7th Avenue
Stillwater, OK 74074

TRANSFER AGENTS AND REGISTRARS

Common Stock:
Computershare Investor Services, LLC
2 North LaSalle St.
Chicago, IL 60602

Trust Preferred Securities:
State Street Bank and Trust Company
Two International Place
Boston, MA 02110

ANNUAL MEETING
The 2002 Annual Meeting of
Shareholders will be held on
April 25, 2002 at 11:00 a.m. in the
Auditorium (Room 215) at the
Stillwater Public Library,
1107 S. Duck, Stillwater, Oklahoma.

ANNUAL REPORT ON FORM 10-K:
Copies of Southwest's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission, may be obtained by shareholders as of the record date for the Annual Meeting at no charge by writing to Kerby E. Crowell, Chief Financial Officer, Southwest Bancorp, Inc., P.O. Box 1988, Stillwater, Oklahoma 74076.

SOUTHWEST BANCORP, INC.

Corporate Headquarters
P.O. Box 1988
608 S. Main Street
Stillwater, Oklahoma 74076
405-372-2230

STILLWATER NATIONAL BANK & TRUST COMPANY LOCATIONS


CORPORATE HEADQUARTERS              DRIVE-IN & Mortgage Lending                 WATERFORD BRANCH
P.O. Box 1988                       P.O. Box 1988                               6301 Waterford Blvd.,
608 S. Main Street                  308 S. Main St.                             Suite 101
Stillwater, Oklahoma 74076          Stillwater, Oklahoma 74076                  Oklahoma City,
405-372-2230                        405-372-2230                                Oklahoma 73118
                                                                                405-427-4000

CHICKASHA BRANCH                    TULSA UTICA BRANCH                          TULSA 61ST BRANCH
500 W. Grand Avenue                 P.O. Box 521500                             P.O. Box 521500
Chickasha, Oklahoma 73018           1500 S. Utica Ave.                          2431 E. 61st, Suite 170
405-427-4800                        Tulsa, Oklahoma 74152                       Tulsa, Oklahoma 74152
                                    918-523-3600                                918-523-3600

OPERATIONS CENTER                   OSU-TULSA LOAN OFFICE                       OUHSC LOAN OFFICE
P.O. Box 1988                       North Hall                                  1106 N. Stonewall
1624 Cimarron Plaza                 700 N. Greenwood Ave.                       Oklahoma City,
Stillwater, Oklahoma 74076          Tulsa, Oklahoma 74106                       Oklahoma 73190
405-372-2230                        918-594-8581                                405-271-3113

OSU-STILLWATER MARKETING OFFICE     WEBSITE ADDRESSES
P.O. Box 1988                       Stillwater National Bank & Trust Company:   www.banksnb.com
Student Union, Room 179             Southwest Bancorp, Inc.:                    www.oksb.com
Stillwater, Oklahoma 74076
405-744-5961

STOCK INFORMATION

NASDAQ National Market Symbols:     Common Stock - OKSB           Trust Preferred Securities - OKSBO

Number of common shareholders of record at February 14, 2002:  2,000

The following table sets forth the common stock dividends paid for each quarter during 2001 and 2000 and the range of high and low closing trade prices for the common stock for those periods.

                                                     2001                                       2000
                                    ----------------------------------------------------------------------------------
                                                                Dividend                                   Dividend
                                        High         Low        Declared           High         Low        Declared
                                    ---------------------------------------    ---------------------------------------
For the Quarter Ending:
March 31                               $15.33       $11.00        $0.08           $14.00       $11.33        $0.07
June 30                                 16.37        14.25         0.08            12.33         9.58         0.07
September 30                            19.13        14.83         0.08            11.17         9.88         0.07
December 31                             17.99        14.38         0.08            11.08         8.88         0.07
