Form 10-K, Exhibit 13
period 2002-12-31
SOUTHWEST BANCORP INC
filed 2003-03-28
CIK 914374

EXHIBIT 13


         Southwest Bancorp, Inc. ("Southwest") is the financial holding company for Stillwater National Bank and Trust Company ("Stillwater National"). A substantial portion of Southwest's current business and focus for the future are services for local businesses, their primary employees, and other managers and professionals living and working in its market areas. Information regarding Southwest can be accessed via the Internet at www.oksb.com. Southwest and Stillwater National offer commercial and consumer lending and deposit services from offices in Stillwater, Tulsa, Oklahoma City, and Chickasha, Oklahoma and Frisco, Texas; loan production offices in Wichita, Kansas and on the campuses of Oklahoma State University-Tulsa and the University of Oklahoma Health Sciences Center-Oklahoma City; and a marketing presence in the Student Union at Oklahoma State University-Stillwater. Southwest has applied to create SNB Bank of Wichita, which it expects to open on the site of its Kansas loan production office during 2003.

         Southwest was organized in 1981 as the holding company for Stillwater National, which was chartered in 1894. At December 31, 2002, Southwest had total assets of $1.3 billion, deposits of $1.0 billion and shareholders' equity of $96.4 million.

         Southwest's philosophy is to provide a high level of customer service, a wide range of financial services, and products responsive to customer needs. This philosophy has led to the development of financial products that respond to customers' needs for speed, efficiency and information. These include SNB DirectBanker(R) and other Internet banking products, which complement Southwest's more traditional banking products. Information regarding products and services of Stillwater National, including SNB DirectBanker(R), can also be accessed via the Internet at www.banksnb.com. Stillwater National's web site and online banking technology are frequently updated in response to the changing needs of Stillwater National's large base of Internet banking customers.


         Southwest has established and pursued a strategy of independent operation for the benefit of all its shareholders.

LETTER TO SHAREHOLDERS FROM THE C.E.O.

February 25, 2003


         In 2002, Southwest continued its focus on producing consistent current performance while making strategic moves into important new markets with significant growth potential.

         o Net Income: $13.4 million: up 14%

         o Diluted earnings per share: $2.23: up 12%

         o Book value per share: $16.69: up 12%

         o Dividends per share: $0.44: up 38%

         o Return on average equity of 15%

         o Efficiency ratio of 57%

         o Total loans of $1.10 billion: up 18%

         o Total assets of $1.35 billion: up 11%

         GOAL FOCUSED PERFORMANCE. At Southwest, we maintain an intense focus on specific performance goals designed to increase shareholder value. These goals include annual growth in diluted EPS and assets of at least 10% and geographic market share growth and expansion. In 2002, annual net income increased 14%, book value per share and diluted EPS increased 12%, assets grew 11%, and return on average equity was just under 15%. This performance is the result of loan growth (up 18% over year-end 2001), increased net interest income (up 10% from 2001), increased service charges and fees (up 22% from 2001), and improved efficiency (an efficiency ratio of 56.92%; an improvement of nearly three percentage points from the year 2001).

         PERFORMANCE CONSISTENCY. We also focus on building a record of consistent performance. Our 2002 results are consistent with our overall historic trends. Southwest became a public company in late 1993. Since year-end 1993, we have increased our net income and market value per share at a compound rate of 14% per year, book value per share at 12% per year; diluted earnings per share at 10% per year; assets at 13% per year, and loans at 15% per year.

         COMMITMENT TO OUR CUSTOMERS. In 2002, we continued our focus on our strengths in investments, lending, deposit, and cash management services, and increased our efforts in consulting services and web-based and other tech services. We are strongly committed to delivery of services that "make our customers money." These services include Business Mail Processing, Document Imaging, and Cash Management/Treasury services. All these services are designed for the health care industry and other document-intensive businesses for use in providing measurable office management and cash management benefits, while allowing our customers to improve the quality of service to their patients, clients, and customers.

         STRATEGIC MARKET ENTRY. During 2002, we made strategic moves into two important markets-the Dallas, Texas area and Wichita, Kansas. These offices are capitalizing on our strengths in serving medical, professional and small business customers. We expect continued growth from both locations. Our Dallas presence is through a banking office. We plan to expand our existing Kansas operations by establishing a new, Kansas based, federally chartered bank, SNB Bank of Wichita, later this year.

         COMMITMENT TO OUR COMMUNITIES. We also remain committed to the communities we serve. Southwest supports local, state and national service organizations and the arts financially, by donating many hours of voluntary assistance, and by providing leadership in each of our geographic markets.

         The Board of Directors joins me in thanking you for your investment and support. We look forward to the future with high energy, a vision for success, and dedication to achieve consistent high performance and growth.

         Sincerely,


         /s/ Rick Green
         -------------------------------------
         Rick Green
         President and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL DATA


         The following table presents Southwest's selected consolidated financial information for each of the five years in the period ended December 31, 2002. The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements of Southwest, including the accompanying Notes, presented elsewhere in this report.

                                                                               For the Year Ended December 31,
                                                              ----------------------------------------------------------------------
                                                                 2002          2001           2000           1999           1998
                                                              ----------------------------------------------------------------------
                                                                         (dollars in thousands, except per share data)

OPERATIONS DATA
Interest income                                              $   76,495     $   90,400     $   97,274     $   80,595     $   80,252
Interest expense                                                 30,606         48,867         57,155         42,495         42,274
------------------------------------------------------------------------------------------------------------------------------------
Net interest income                                              45,889         41,533         40,119         38,100         37,978
Provision for loan losses                                         5,443          4,000          3,550          2,495          3,380
Gain on sales of securities and loans                             3,498          3,346          1,753          2,395          2,918
Other income                                                      9,148          7,395          6,736          6,049          4,025
Other expenses                                                   33,319         31,165         29,615         30,426         26,982
------------------------------------------------------------------------------------------------------------------------------------
Income before taxes                                              19,773         17,109         15,443         13,623         14,559
Taxes on income                                                   6,354          5,357          5,238          4,757          5,181
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                   $   13,419     $   11,752     $   10,205     $    8,866     $    9,378
------------------------------------------------------------------------------------------------------------------------------------

Net income available to common shareholders                  $   13,419     $   11,752     $   10,205     $    8,866     $    7,392
====================================================================================================================================

DIVIDENDS DECLARED
Preferred stock                                              $       --     $       --     $       --     $       --     $    1,190
Common stock                                                      2,532          1,824          1,678          1,601          1,366
Ratio of total dividends declared to net income                   18.87%         15.52%         16.44%         18.06%         27.26%
PER SHARE DATA (1)
Basic earnings per common share                              $     2.34     $     2.06     $     1.78     $     1.49     $     1.30
Diluted earnings per common share                                  2.23           2.00           1.76           1.46           1.26
Common stock cash dividends                                        0.44           0.32           0.29           0.27           0.24
Book value per common share (2)                                   16.69          14.93          12.88          11.03          10.14
Weighted average common shares outstanding:
     Basic                                                    5,745,083      5,693,129      5,733,624      5,960,817      5,692,704
     Diluted                                                  6,026,059      5,864,422      5,792,852      6,082,002      5,871,218
FINANCIAL CONDITION DATA (2)
Investment securities                                        $  188,689     $  227,346     $  229,792     $  211,682     $  174,671
Total loans (3)                                               1,101,112        931,046        912,550        852,808        793,319
Interest-earning assets                                       1,292,232      1,160,478      1,142,945      1,064,496        969,002
Total assets                                                  1,349,768      1,216,495      1,203,566      1,120,420      1,027,865
Interest-bearing deposits                                       885,812        777,600        825,370        761,481        722,962
Total deposits                                                1,021,757        904,796        945,102        871,235        842,717
Other borrowings                                                199,282        195,367        150,498        151,820         94,572
Long-term debt                                                   25,013         25,013         25,013         25,013         25,013
Total shareholders' equity (4)(5)                                96,372         85,125         73,239         64,254         57,801
Common shareholders' equity                                      96,372         85,125         73,239         64,254         57,801
Mortgage servicing portfolio                                    107,733         91,120         94,545        109,297        126,410
SELECTED RATIOS
Return on average assets                                           1.05%          0.96%          0.87%          0.84%          0.95%
Return on average total shareholders' equity                      14.94          14.87          14.89          13.83          14.33
Return on average common equity                                   14.94          14.87          14.89          13.83          13.70
Net interest margin                                                3.75           3.54           3.57           3.82           4.04
Efficiency ratio (6)                                              56.92          59.62          60.93          65.37          60.07
Average assets per employee (7)                              $    3,936     $    3,916     $    3,780     $    3,476     $    3,116



                                                                                     At December 31,
                                                                ---------------------------------------------------------
                                                                2002          2001         2000         1999         1998
                                                                ---------------------------------------------------------
                                                                       (dollars in thousands, except per share data)
ASSET QUALITY RATIOS
Allowance for loan losses to total loans (2)                     1.08%        1.23%        1.33%        1.31%        1.31%
Nonperforming loans to total loans (2)(8)                        1.17         0.99         1.32         0.63         0.17
Allowance for loan losses to nonperforming loans (2)(8)         92.11       124.56       100.71       207.26       786.17
Nonperforming assets to total loans and other real
estate owned (2)(9)                                              1.24         1.06         1.45         0.83         0.62
Net loan charge-offs to average total loans                      0.50         0.49         0.29         0.21         0.17
CAPITAL RATIOS
Average shareholders' equity to average assets
     Total                                                       7.05         6.45         5.82         6.11         6.64
     Common                                                      7.05         6.45         5.82         6.11         5.48
Tier I capital to risk-weighted assets (2)                      10.38        11.15        10.36         9.76         8.88
Total capital to risk-weighted assets (2)                       11.42        12.34        11.68        11.34        10.81
Leverage ratio (2)                                               8.99         8.84         8.08         8.06         7.69


(1) All share and per share information has been restated to reflect the three-for-two stock split effected in the form of a stock dividend paid August 29, 2001.

(2)  At period end.

(3) Net of unearned discounts but before deduction of allowance for loan losses.

(4) On September 1, 1998, Southwest redeemed all of its Series A Preferred Stock at its stated liquidation value of $17.25 million.

(5) Reflects the public offering of 250,000 shares of common stock in May 1999, and repurchases of common shares in 1999, 2000, and 2001. Please see note 8 to the consolidated financial statements.

(6) The efficiency ratio = other expenses/(net interest income + total other income) as shown on the consolidated statements of operations. This ratio has not been adjusted to remove any income or expense recorded under accounting principles generally accepted in the United States.

(7) Ratio = year-to-date average assets divided by the number of FTE employees at year-end.

(8) Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and loans with restructured terms.

(9)  Nonperforming assets consist of nonperforming loans and foreclosed assets.


FORWARD-LOOKING STATEMENTS

         This management's discussion and analysis of financial condition and results of operations, the letter from the President which precedes it, and other portions of this annual report include forward-looking statements such as: statements of Southwest's goals, intentions, and expectations; estimates of risks and of future costs and benefits; assessments of loan quality, probable loan losses, liquidity, and market or interest rate risk; and statements of Southwest's ability to achieve financial and other goals. These forward-looking statements are subject to significant uncertainties because they are based upon: the amount and timing of future changes in interest rates and other economic conditions; future laws and regulations; and a variety of other matters. Because of these uncertainties, the actual future results may be materially different from the results indicated by these forward-looking statements. In addition, Southwest's past growth and performance do not necessarily indicate its future results.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         Southwest Bancorp, Inc.'s ("Southwest") net income and diluted earnings per share reached their highest levels in our history.

o Net income for 2002 was $13.4 million, up from $11.8 million in 2001 and $10.2 million in 2000;

o Return on average common equity for 2002 was 14.94%, compared to 14.87% in 2001 and 14.89% in 2000; and

o Diluted earnings per common share increased to $2.23 in 2002, compared to $2.00 in 2001 and $1.76 in 2000.

         Balance sheet growth was favorable:

o Total assets at year-end 2002 increased 11%, ending the year at $1.35 billion compared to $1.22 billion at year-end 2001 and $1.20 billion for 2000.

o Total loans grew to $1.10 billion at December 31, 2002, compared to $931.0 million for 2001, and $912.6 million for 2000.

o Common shareholders' equity at year-end increased 13% to $96.4 million for 2002 compared to $85.1 million for 2001 and $73.2 million for 2000.

         On August 29, 2001, Southwest effected a 3:2 stock split of its common stock in the form of a dividend of 2,040,465 shares. All share and per share amounts in this annual report have been retroactively restated to reflect this stock split.

         Southwest repurchased 61,870 shares of its outstanding common stock during 2002 at an average price of $20.12 per share under its share repurchase program.

SUMMARY OF EARNINGS

NET INCOME

         Net income for 2002 was $13.4 million, a $1.6 million increase over the $11.8 million earned in 2001. Basic earnings per common share increased 14% to $2.34 per share for 2002 from $2.06 per share for 2001. Diluted earnings per common share increased 12% to $2.23 per share for 2002 from $2.00 per share for 2001. The increase in earnings was primarily the result of a $4.4 million, or 10%, increase in net interest income and a $1.9 million, or 18%, increase in other income. This revenue growth more than offset a $2.2 million, or 7%, increase in other expenses, a $1.4 million, or 36%, increase in the provision for loan losses and a $997,000, or 19%, increase in taxes on income.

         Net income for 2001 was $11.8 million, a $1.6 million increase over the $10.2 million earned in 2000. Basic earnings per common share increased 16% to $2.06 per share for 2001 from $1.78 per share for 2000. Diluted earnings per common share increased 14% to $2.00 per share for 2001 from $1.76 per share for 2000. The 2001 increase in earnings was primarily the result of a $2.3 million, or 27%, increase in other income based on increased gains on sales of loans and service charges and fees and a $1.4 million, or 4%, increase in net interest income. In 2001, other expenses increased by $1.6 million, or 5%, the provision for loan losses increased by $450,000, or 13%, and taxes on income increased by $119,000, or 2%.

         These increases and decreases in the components of income are discussed further in other sections of this Management's Discussion.

NET INTEREST INCOME

Years ended December 31, 2002 and 2001

         Net interest income for 2002 increased to $45.9 million from $41.5 million in 2001, primarily as a result of increases in Southwest's loan portfolio, the interest rate spread, and noninterest-bearing funds. The interest rate spread increased to 3.34% for 2002 from 2.92% for 2001 as a result of the 188 basis point reduction in rates paid on Southwest's interest-bearing liabilities, which exceeded the 146 basis point reduction in yields on Southwest's interest-earning assets. The ratio of average interest-earning assets to average interest-bearing liabilities increased to 116.17% for 2002 from 114.92% for 2001.

         Interest income for 2002 was $76.5 million, down from $90.4 million in 2001 as a result of reductions in the yields earned on interest-earning assets. Yields on total interest-earning assets were 6.25% in 2002 and 7.71% in 2001. Loan interest and fee income declined $11.3 million, or 15%, while average loans outstanding increased $74.2 million, or 8%, to $1,012.5 million in 2002 from $938.3 million in 2001. Interest on investment securities declined $2.6 million, or 19% and average investment securities outstanding decreased $25.7 million, or 11%, to $208.0 million in 2002 from $233.7 million in 2001. The increase in interest-earning assets was funded by increased deposits and retention of earnings.

         Total interest expense for 2002 was $30.6 million, an $18.3 million, or 37%, decrease from $48.9 million in 2001. The decrease in interest expense was due to decreases in the rates paid on all categories of interest-bearing liabilities. Average interest-bearing deposits increased $52.5 million, or 6%, to $862.2 million for 2002 from $809.7 million for 2001. Average other borrowings decreased $20.4 million, or 11%, to $165.7 million for 2002 from $186.1 million for 2001. Rates paid on interest-bearing liabilities declined to 2.91% in 2002 from 4.79% in 2001.

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

         Interest income for 2001 was $90.4 million, down from $97.3 million in 2000 as a result of reductions in the yields earned on interest-earning assets. Yields on total interest-earning assets were 7.71% in 2001 and 8.65% in 2000. Loan interest and fee income declined $6.6 million, or 8%, and average loans outstanding increased $38.0 million, or 4%, to $938.3 million in 2001 from $900.2 million in 2000. Interest on investment securities declined $146,000, or 1% and average investment securities outstanding increased $11.9 million, or 5%, to $233.7 million in 2001 from $221.8 million in 2000. The increase in interest-earning assets was funded by other borrowings and retention of earnings.

         Total interest expense for 2001 was $48.9 million, a $8.3 million, or 15%, decrease from $57.2 million in 2000. The decrease in interest expense was due to decreases in the rates paid on all categories of interest-bearing liabilities. Average interest-bearing deposits increased $3.3 million, or less than 1%, to $809.7 million for 2001 from $806.5 million for 2000. Average other borrowings increased $28.6 million, or 18%, to $186.1 million for 2001 from $157.5 million for 2000. Rates paid on interest-bearing liabilities declined to 4.79% in 2001 from 5.78% in 2000.

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

THREE YEAR COMPARISON OF CONSOLIDATED AVERAGE BALANCE SHEETS, INTEREST, YIELDS, AND RATES

         The table on the following page provides certain information relating to Southwest's average consolidated statements of financial condition and reflects the interest income on interest-earning assets, interest expense of interest-bearing liabilities, and the average yields earned and rates paid for the periods indicated. Yields and rates are derived by dividing income or expense reflected in the Consolidated Statements of Operations by the average daily balance of the related assets or liabilities, respectively, for the periods presented. Nonaccrual loans have been included in the average balances of total loans.

         This table shows that the composition of Southwest's interest-earning assets changed in 2002 to include a higher level of loans and a lower level of investment securities, while the composition of interest-bearing liabilities changed as Southwest increased noninterest-bearing and money market deposits while decreasing its use of higher rate time deposits and other borrowings. The changes in the composition of interest-earning assets and their funding sources reflect market demand and management's efforts to maximize net interest margin while controlling interest rate, credit and other risks.


                                                                        For the Year Ended December 31,
                                       ---------------------------------------------------------------------------------------------
                                                     2002                               2001                           2000
                                       ------------------------------   -------------------------------  ---------------------------
                                                    Interest     (1)                  Interest    (1)                Interest  (1)
                                        Average     Income/     Yield/    Average     Income/    Yield/   Average    Income/  Yield/
                                        Balance     Expense      Rate     Balance     Expense     Rate    Balance    Expense   Rate
                                       ------------------------------   -------------------------------  ---------------------------
                                                                                       (dollars in thousands)
ASSETS
INTEREST-EARNING ASSETS:
Total loans                            $1,012,487   $ 65,503    6.47%   $  938,278    $ 76,850    8.19%  $  900,241   $83,480  9.27%
Investment securities                     208,015     10,948    5.26       233,686      13,509    5.78      221,783    13,655  6.16
Other interest-earning assets               2,664         44    1.65         1,212          41    3.38        2,263       139  6.14
------------------------------------------------------------------------------------------------------------------------------------
    Total interest-earning assets       1,223,166     76,495    6.25     1,173,176      90,400    7.71    1,124,287    97,274  8.65
NONINTEREST-EARNING ASSETS:
Other assets                               52,004                           52,586                           53,252
------------------------------------------------------------------------------------------------------------------------------------
    Total assets                       $1,275,170                       $1,225,762                       $1,177,539
====================================================================================================================================

LIABILITIES AND
SHAREHOLDERS' EQUITY
INTEREST-BEARING LIABILITIES:
Interest-bearing demand                $   52,096        372    0.71%   $   49,156         809    1.65%  $   47,902     1,263  2.64%
Money market accounts                     211,883      4,305    2.03       130,828       4,386    3.35       97,056     4,690  4.83
Savings accounts                            5,702         25    0.44         5,361          79    1.47        4,731        94  1.99
Time deposits                             592,478     18,749    3.16       624,359      33,497    5.37      656,765    39,205  5.97
------------------------------------------------------------------------------------------------------------------------------------
    Total interest-bearing deposits       862,159     23,451    2.72       809,704      38,771    4.79      806,454    45,252  5.61
Other borrowings (2)                      165,745      4,829    2.91       186,109       7,770    4.17      157,517     9,577  6.08
Long-term debt                             25,013      2,326    9.30        25,013       2,326    9.30       25,013     2,326  9.30
------------------------------------------------------------------------------------------------------------------------------------
    Total interest-bearing liabilities  1,052,917     30,606    2.91     1,020,826      48,867    4.79      988,984    57,155  5.78
                                                    ----------------                   ---------------                -------------
NONINTEREST-BEARING LIABILITIES:
Noninterest-bearing demand                118,401                          110,438                          105,177
Other noninterest-bearing liabilities      14,007                           15,452                           14,861
Shareholders' equity                       89,845                           79,046                           68,517
------------------------------------------------------------------------------------------------------------------------------------
    Total liabilities and
    stockholders' equity               $1,275,170                       $1,225,762                       $1,177,539
====================================================================================================================================
    Net interest income                             $ 45,889                           $41,533                        $40,119
====================================================================================================================================
    Interest rate spread                                        3.34%                             2.92%                        2.87%
====================================================================================================================================
    Net interest margin (3)                                     3.75%                             3.54%                        3.57%
====================================================================================================================================
    Ratio of average
    interest-earning assets
    to average interest-bearing
    liabilities                                               116.17%                           114.92%                      113.68%
====================================================================================================================================


(1) Yields, net interest spreads, and net interest margins are calculated using income recorded in accordance with accounting principals generally accepted in the United States ("GAAP"), and are not shown on the higher, non-GAAP tax-equivalent basis.
(2) The decrease in other borrowings resulted mainly from reductions in Federal Home Loan Bank borrowings.
(3)  Net interest margin = net interest income / total interest-earning assets.

PROVISION FOR LOAN LOSSES

         Southwest makes provisions for loan losses in amounts necessary to maintain the allowance for loan losses at the level Southwest deems appropriate. The allowance is based on careful, continuous review and evaluation of the loan portfolio and ongoing, quarterly assessments of the probable losses inherent in the loan and lease portfolio and unused commitments to provide financing. Southwest's systematic methodology for assessing the appropriateness of the allowance includes determination of a formula allowance, specific allowances and a general reserve. The formula allowance is calculated by applying loss factors to corresponding categories of outstanding loans and leases. Loss factors generally are based on Southwest's historical loss experience in the various portfolio categories over the prior six quarters or four quarters, but may be adjusted for categories where six and four quarter loss experience is historically unusual. The use of these loss factors is intended to reduce the differences between estimated losses inherent in the portfolio and observed losses. Formula allowances also are established for loans that do not have specific allowances according to the application of credit risk factors. These factors are set by management to reflect its assessment of the relative level of risk inherent in each grade. Specific allowances are established in cases where management has identified significant conditions or circumstances related to individual loans that management believes indicate the probability that losses may be incurred in an amount different from the amounts determined by application of the formula allowance. Specific allowances include amounts related to loans that are identified for evaluation of impairment, which is based on discounted cash flows using each loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. All of Southwest's nonaccrual loans are considered to be impaired loans. The general reserve is based upon management's evaluation of various factors that are not directly measured in the determination of the formula and specific allowances. These factors may include general economic and business conditions affecting lending areas, credit quality trends (including trends in delinquencies and nonperforming loans expected to result from existing conditions), loan volumes and concentrations, specific industry conditions within portfolio categories, recent loss experience in particular loan categories, duration of the current business cycle, bank regulatory examination results, findings of internal credit examiners, and management's judgment with respect to various other conditions including credit administration and management and the quality of risk identification systems. Management reviews these conditions quarterly. Based upon this review, management established an allowance of $11.9 million, or 1.08% of total loans, at December 31, 2002 compared to an allowance of $11.5 million, or 1.23% of total loans, at December 31, 2001. At December 31, 2002, total nonperforming loans were $12.9 million, or 1.17% of total loans, compared to $9.2 million, or 0.99% of total loans, at December 31, 2001. The government-guaranteed portions of year-end nonperforming loans were $1.0 million for 2002 and $905,000 for 2001. The allowance for loan losses equaled 92.11% of nonperforming loans at December 31, 2002 compared to 124.56% at December 31, 2001. During 2002, 2001, and 2000, the provisions for loan losses were $5.4 million, $4.0 million, and $3.6 million, respectively, while net charge-offs were $5.0 million, $4.6 million, and $2.6 million.

         During 2002, there were no changes in estimation methods or assumptions that affected the methodology for assessing the appropriateness of the allowance. Southwest determined the level of the allowance for loan losses at December 31, 2002 was appropriate, based on that methodology. Although the amount of the allowance for loan losses increased from year-end 2001, the percentage of the total allowance to loans decreased, in spite of an increase in nonperforming loans. The decreased percentage resulted from a decrease in the required specific allocations for problem loans and from improvements in the credit quality of performing loans, evidenced by a $26.9 million, or 48%, decrease in potential problem loans. In total, and as a percentage of total loans, the allowance relating to commercial mortgages and real estate construction loans increased from December 31, 2001, while the allowance relating to commercial loans decreased. The increases in the allowance relating to commercial mortgages and construction loans resulted from increases in the allowance related to problem and potential problem loans and in the allowance relating to performing loans. The decrease in the allowance relating to commercial loans resulted from significant decreases in allocations relating to potential problem loans and specific allocations on problem loans (including allowances on impaired loans), offset in part by an increase in the allowance on the remaining commercial loan portfolio. The general reserve comprised 11.30% of the total allowance at year-end 2002, up from 4.90% at year-end 2001.

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

         The following table shows the amounts of nonperforming loans at the end of the periods indicated.

                                                                                 At December 31,
                                                         ---------------------------------------------------------------
                                                          2002          2001          2000          1999           1998
                                                         ---------------------------------------------------------------
                                                                       (dollars in thousands)

Total nonaccrual                                         $11,455       $ 7,291       $ 3,138       $ 5,205       $   872
Total past due 90 days or more                             1,452         1,935           208           194           451
Total restructured                                            --            --         8,694            --            --
------------------------------------------------------------------------------------------------------------------------
     Total nonperforming loans                            12,907         9,226        12,040         5,399         1,323
Other real estate owned                                      747           640         1,225         1,729         3,650
------------------------------------------------------------------------------------------------------------------------
     Total nonperforming assets                          $13,654       $ 9,866       $13,265       $ 7,128       $ 4,973
========================================================================================================================

Nonperforming loans to total loans                          1.17%         0.99%         1.32%         0.63%         0.17%
Allowance for loan losses to nonperforming loans           92.11%       124.56%       100.71%       207.26%       786.17%



         The following table analyzes Southwest's allowance for loan losses for the periods indicated.

                                                                                       For the Year Ended December 31,
                                                                    ----------------------------------------------------------------
                                                                     2002          2001           2000         1999          1998
                                                                    ----------------------------------------------------------------
                                                                                           (dollars in thousands)

Balance at beginning of period                                      $11,492       $12,125       $11,190       $10,401       $ 8,282

LOANS CHARGED-OFF:
Real estate mortgage                                                    777           445           563           307           460
Real estate construction                                                 --            99         1,083            10            --
Commercial                                                            4,248         4,364         1,170         1,229         1,320
Installment and consumer                                                371           621           474           802           594
------------------------------------------------------------------------------------------------------------------------------------
Total charge-offs                                                     5,396         5,529         3,290         2,348         2,374
------------------------------------------------------------------------------------------------------------------------------------

RECOVERIES:
Real estate mortgage                                                     93            54           155            30           105
Real estate construction                                                 --            22            --            --            --
Commercial                                                              107           574           360           382           582
Installment and consumer                                                149           246           160           230           426
------------------------------------------------------------------------------------------------------------------------------------
Total recoveries                                                        349           896           675           642         1,113
------------------------------------------------------------------------------------------------------------------------------------

Net loans charged-off                                                 5,047         4,633         2,615         1,706         1,261
Provision for loan losses                                             5,443         4,000         3,550         2,495         3,380
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of period                                            $11,888       $11,492       $12,125       $11,190       $10,401
------------------------------------------------------------------------------------------------------------------------------------

Ratio of allowance for loan losses to total loans:
     Average                                                           1.17%         1.22%         1.35%         1.38%         1.37%
     End of period                                                     1.08          1.23          1.33          1.31          1.31
Ratio of net charge-offs to average total loans
     during the period                                                 0.50          0.49          0.29          0.21          0.17


OTHER INCOME

         Southwest has developed sources of noninterest income through student lending, mortgage banking, and expansion of Southwest's ATM network, in addition to traditional deposit and loan service charges and fees. Total noninterest income, referred to as "total other income" in the Consolidated Statements of Operations, represented 22% of total net revenues (net interest income plus other income) in 2002.

         Total other income increased by $1.9 million for fiscal year 2002 compared to 2001 primarily due to a $1.5 million increase in service charges. Other income also benefited from a $270,000 increase in other noninterest income and a $191,000 increase in gains on sales of loans. These increases were partially offset by a reduction in gains on sales of available for sale investment securities of $39,000. The increase in service charges was primarily due to additional deposit accounts as reflected by the significant increases in noninterest-bearing demand, interest-bearing demand and money market account balances at December 31, 2002 as compared to December 31, 2001. The lower interest rate environment during 2002 also contributed to the increase in service charge income by reducing the earnings credit on commercial transaction accounts.

         Total other income increased by $2.3 million for fiscal year 2001 compared to 2000 primarily due to a $749,000 increase in gains on sales of residential mortgage loans. Other income also benefited from a $535,000 increase in service charges, a $485,000 increase in gains on sales of investment securities, and a $386,000 increase in gains on sales of Small Business Administration ("SBA") loans. The principal balance of residential mortgage loans sold was $117.4 million compared to $56.2 million during 2000. Sales of residential mortgage loans increased primarily as a result of reduced interest rates, which increased refinances and overall originations. The increase in service charges can be attributed to increases in transaction accounts and in fees earned by Southwest's ATM network. The lower interest rate environment during 2001 also contributed to the increase in service charge income by reducing the earnings credit on commercial transaction accounts. The gains on sales of investment securities during 2001 occurred when securities were called prior to their stated maturity date.

OTHER EXPENSES

         Southwest's other expenses increased $2.2 million, or 7%, for fiscal year 2002 compared to 2001. This increase was primarily the result of a $1.4 million, or 9%, increase in personnel expense which can be attributed to additional compensation and higher benefit costs for Southwest's employee base. In addition, general and administrative expense increased $316,000, or 4%, and occupancy expense increased $513,000, or 8%. These increases in expense were partially offset by a $55,000, or 96%, reduction in other real estate expense.

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

TAXES ON INCOME

         Southwest's income tax expense for fiscal years 2002, 2001, and 2000 was $6.4 million, $5.4 million, and $5.2 million, respectively. Southwest's effective tax rates have been lower than statutory federal and state statutory rates primarily because of tax-exempt income on municipal obligations and loans and the organization in July 2001 of a real estate investment trust.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                              For the Quarter Ended
                                                          -------------------------------------------------------------
                                                           12-31-02         09-30-02         06-30-02         03-31-02
                                                          -------------------------------------------------------------
                                                                  (dollars in thousands, except per share data)

OPERATIONS DATA
Interest income                                           $   19,023       $   19,138       $   19,371       $   18,963
Interest expense                                               7,359            7,677            7,669            7,901
-----------------------------------------------------------------------------------------------------------------------
Net interest income                                           11,664           11,461           11,702           11,062
Provision for loan losses                                      1,348            1,570            1,275            1,250
Gain on sales of securities and loans                          1,141            1,155              556              646
Other income                                                   2,543            2,353            2,250            2,002
Other expenses                                                 8,973            8,389            8,146            7,811
-----------------------------------------------------------------------------------------------------------------------
Income before taxes                                            5,027            5,010            5,087            4,649
Taxes on income                                                1,538            1,561            1,684            1,571
-----------------------------------------------------------------------------------------------------------------------
Net income                                                $    3,489       $    3,449       $    3,403       $    3,078
=======================================================================================================================
PER SHARE DATA
Basic earnings per common share                           $     0.61       $     0.60       $     0.59       $     0.54
Diluted earnings per common share                               0.58             0.57             0.56             0.52
Dividends declared per common share                             0.11             0.11             0.11             0.11
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic                                                      5,770,147        5,774,107        5,732,589        5,702,426
Diluted                                                    6,047,302        6,078,858        6,029,952        5,932,514



                                                                              For the Quarter Ended
                                                          -------------------------------------------------------------
                                                           12-31-01         09-30-01         06-30-01         03-31-01
                                                          -------------------------------------------------------------
                                                                  (dollars in thousands, except per share data)

OPERATIONS DATA
Interest income                                           $   19,878       $   22,368       $   23,518       $   24,636
Interest expense                                               9,110           11,828           13,142           14,787
-----------------------------------------------------------------------------------------------------------------------
Net interest income                                           10,768           10,540           10,376            9,849
Provision for loan losses                                      1,150              900            1,125              825
Gain on sales of securities and loans                            897            1,021              832              596
Other income                                                   2,001            1,936            1,868            1,590
Other expenses                                                 8,139            8,007            7,772            7,247
-----------------------------------------------------------------------------------------------------------------------
Income before taxes                                            4,377            4,590            4,179            3,963
Taxes on income                                                1,379            1,357            1,287            1,334
-----------------------------------------------------------------------------------------------------------------------
Net income                                                $    2,998       $    3,233       $    2,892       $    2,629
=======================================================================================================================
PER SHARE DATA (1)
Basic earnings per common share                           $     0.52       $     0.57       $     0.51       $     0.46
Diluted earnings per common share                               0.51             0.54             0.50             0.45
Dividends declared per common share                             0.08             0.08             0.08             0.08
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (1)
Basic                                                      5,680,190        5,704,012        5,698,049        5,690,258
Diluted                                                    5,867,729        5,905,128        5,835,735        5,820,277



(1) All share and per share information has been restated to reflect the three-to-two stock split effected in the form of a stock dividend paid August 29, 2001.

FINANCIAL CONDITION

         Southwest's total assets increased by $133.3 million, or 11%, from $1.22 billion at December 31, 2000 to $1.35 billion at December 31, 2002 after increasing by $12.9 million, or 1%, between December 31, 2000 and 2001. The growth in assets in 2002 was primarily attributable to the $170.1 million, or 18%, increase in total loans.

         Southwest's investment securities decreased by $38.6 million, or 17%, from $227.3 million at December 31, 2001 to $188.7 million at December 31, 2002 after decreasing by $2.4 million, or 1%, between December 31, 2000 and 2001. The decline in 2002 came primarily from mortgage-backed securities, which decreased $28.9 million, or 41%, from December 31, 2001 to December 31, 2002. Decreases also occurred during the same period in Southwest's investment in U.S. government and agency securities, which decreased $1.0 million, or 1%, tax-exempt municipal securities, which decreased $9.2 million, or 25%, and the investment in Federal Home Loan Bank stock, which decreased $861,000, or 10%. These reductions in investment securities were partially offset by a $1.3 million, or 28%, increase in other investment securities.

         Total loans were $1.10 billion at December 31, 2002, an increase of $170.1 million, or 18%, compared to December 31, 2001. All categories of loans increased, except one-to-four family residential mortgages and consumer loans. The allowance for loan losses increased by $396,000, or 3%, from December 31, 2001 to December 31, 2002. At December 31, 2002, the allowance for loan losses was $11.9 million, or 1.08% of total loans, compared to $11.5 million, or 1.23% of total loans, at December 31, 2001. (See "Provision for Loan Losses" above.)

         Southwest's investment securities decreased by $2.4 million, or 1%, from $229.8 million at December 31, 2000 to $227.3 million at December 31, 2001. The decline in 2001 came primarily from tax-exempt municipal securities, which decreased $4.2 million, or 10%, from December 31, 2000 to December 31, 2001. Southwest's investment in U.S. government and agency securities decreased $787,000 (less than 1%), during the same period. These decreases were partially offset by a $1.5 million, or 21%, increase in Federal Home Loan Bank stock.

         Total loans were $931.0 million at December 31, 2001, an increase of $18.5 million, or 2%, compared to December 31, 2000. In 2001, Southwest increased its commercial real estate mortgages and government-guaranteed student loans. The allowance for loan losses decreased by $633,000, or 5%, from December 31, 2000 to December 31, 2001. At December 31, 2001, the allowance for loan losses was $11.5 million, or 1.23% of total loans, compared to $12.1 million, or 1.33% of total loans, at December 31, 2000.

CAPITAL RESOURCES

         At December 31, 2002, total shareholders' equity was $96.4 million compared to $85.1 million at December 31, 2001. Earnings, net of common dividends, contributed $10.9 million to shareholders' equity. Sales of common stock through the dividend reinvestment plan, the employee stock purchase plan and the employee stock option plan contributed an additional $1.8 million to shareholders' equity in 2002, including tax benefits realized by Southwest relating to option exercises. Under accounting principles generally accepted in the United States, these tax benefits increase shareholders' equity, but do not affect net income. Net unrealized holding gains (losses) on investment securities available for sale (net of tax) decreased to a gain of $2.2 million at December 31, 2002 compared to $2.4 million at December 31, 2001. During 2002, Southwest repurchased 61,870 shares at an average price of $20.12 per share, which reduced shareholders' equity by $1.2 million. Repurchases of an additional 271,000 shares may be made under the repurchase plan adopted in March 2002. Repurchases may be made from time to time based on market conditions, projected capital needs, and other factors.

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

         Bank holding companies are required to maintain capital ratios in accordance with guidelines adopted by the Federal Reserve Board. The guidelines are commonly known as Risk-Based Capital Guidelines. On December 31, 2002, Southwest exceeded all applicable capital requirements, having a total risk-based capital ratio of 11.42%, a Tier 1 risk-based capital ratio of 10.38%, and a leverage ratio of 8.99%. As of December 31, 2002, Stillwater National also met the criteria for classification as a "well-capitalized" institution under the prompt corrective action rules promulgated under the Federal Deposit Insurance Act. Designation as a well-capitalized institution under these regulations does not constitute a recommendation or endorsement of Southwest or Stillwater National by Federal bank regulators.

LIQUIDITY

         Liquidity is measured by a financial institution's ability to raise funds through deposits, borrowed funds, capital, or the sale of highly marketable assets such as residential mortgage loans and available for sale investments. Southwest's portfolio of government-guaranteed student loans and Small Business Administration ("SBA") loans are also readily salable. Additional sources of liquidity, including cash flow from the repayment of loans, are also considered in determining whether liquidity is satisfactory. Liquidity is also achieved through growth of deposits and liquid assets, and accessibility to the capital and money markets. These funds are used to meet deposit withdrawals, maintain reserve requirements, fund loans and operate the organization.

         Cash and cash equivalents increased $2.4 million during 2002. This increase was the result of cash provided from operating activities of $17.6 million and financing activities (primarily increased deposits) of $118.8 million offset by $134.0 million in cash used in investing activities.

         Cash and cash equivalents increased $1.6 million during 2001. This increase was the result of cash provided from operating activities of $15.3 million and financing activities (primarily other borrowings) of $2.7 million offset by $16.5 million in cash used in investing activities.

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

         Southwest attempts to manage interest rate risk while enhancing net interest margin by adjusting its asset/liability position. At times, depending on the level of general interest rates, the relationship between long-term and other interest rates, market conditions and competitive factors, Southwest may determine to increase its interest rate risk position in order to increase its net interest margin. Southwest monitors interest rate risk and adjusts the composition of its rate-sensitive assets and liabilities in order to limit its exposure to changes in interest rates on net interest income over time. Southwest's asset/liability committee reviews its interest rate risk position and profitability, and recommends adjustments. The asset/liability committee also reviews the securities portfolio, formulates investment strategies, and oversees the timing and implementation of transactions. Notwithstanding Southwest's interest rate risk management activities, the potential for changing interest rates is an uncertainty that can have an adverse effect on net income.

         Interest rate sensitivity analysis measures the cumulative differences between the amounts of assets and liabilities maturing or repricing within various time periods.

         The following table shows Southwest's interest rate sensitivity gaps for selected maturity periods at December 31, 2002:

                                               0 to 3    4 to 12   Over 1 to   Over
                                               Months    Months     5 Years   5 Years      Total
                                              ----------------------------------------------------
                                                                (dollars in thousands)

RATE-SENSITIVE ASSETS:
Total loans                                   $720,899   $216,053   $119,851  $ 44,309  $1,101,112
Investment securities                           31,323     65,078     86,428     5,860     188,689
Federal funds sold                                  --         --         --        --          --
Due from banks                                   2,431         --         --        --       2,431
---------------------------------------------------------------------------------------------------
    Total                                      754,653    281,131    206,279    50,169   1,292,232

RATE-SENSITIVE LIABILITIES:
Money market deposit accounts                  258,712         --         --        --     258,712
Time deposits                                  158,889    277,232    135,117        --     571,238
Savings accounts                                 5,700         --         --        --       5,700
NOW accounts                                    50,162         --         --        --      50,162
Other borrowings                               149,282     30,000     20,000        --     199,282
Long-term debt                                      --         --         --    25,013      25,013
---------------------------------------------------------------------------------------------------
    Total                                      622,745    307,232    151,117    25,013   1,110,107
---------------------------------------------------------------------------------------------------

Interest sensitivity gap                      $131,908   $(26,101)  $ 51,162  $ 25,156  $  182,125
===================================================================================================

Cumulative interest sensitivity gap           $131,908   $105,807   $156,969  $182,125  $  182,125
===================================================================================================
Percentage of rate-sensitive assets
 to rate-sensitive liabilities                  121.18%     91.50%    132.98%   200.57%     116.41%
===================================================================================================

Percentage of cumulative gap to total assets      9.77%      7.84%     11.63%    13.49%      13.49%
===================================================================================================

         The percentage of rate-sensitive assets to rate-sensitive liabilities presents a static position as of a single day and is not necessarily indicative of Southwest's position at any other point in time and does not take into account the sensitivity of yields and costs of specific assets and liabilities to changes in market rates. The foregoing analysis assumes that Southwest's mortgage-backed securities mature during the period in which they are estimated to prepay. No other prepayment or repricing assumptions have been applied to Southwest's interest-earning assets for this report.

         A principal objective of Southwest's asset/liability management effort is to balance the various factors that generate interest rate risk, thereby maintaining the interest rate sensitivity of Southwest within acceptable risk levels. To measure its interest rate sensitivity position, Southwest utilizes a simulation model that facilitates the forecasting of net interest income under a variety of interest rate and growth scenarios. At December 31, 2002, the model projected net income would decrease by 7.74% if interest rates immediately fell by 100 basis points. It projects an increase in net income of 1.59% if interest rates immediately rose by 100 basis points. The model projected net income would decrease by 4.59% if interest rates gradually fell by 100 basis points over a one-year time horizon. It projects an increase in net income of 2.28% if interest rates gradually rose by 100 basis points over a one-year time horizon. The earnings simulation model uses numerous assumptions regarding the effect of changes in interest rates on the timing and extent of repricing characteristics, future cash flows and customer behavior. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net income. Actual results will differ from simulated results due to timing, cash flows, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

EFFECTS OF INFLATION

         The consolidated financial statements and related consolidated financial data in this report have been prepared in accordance with accounting principles generally accepted in the United States and practices within the banking industry that require the measurement of financial position and operating results in terms of historical dollars without considering fluctuations in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

RECENTLY ADOPTED ACCOUNTING STANDARDS

         In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 required that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS No. 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. Southwest adopted SFAS No. 141 and SFAS No. 142 on January 1, 2002 as required. Southwest has completed the first of the required impairment tests of goodwill and intangible assets; the tests indicated no impairment existed of either goodwill or intangible assets. Finite-lived intangible assets continue to be amortized as allowed and consisted of mortgage and other loan servicing rights with a total carrying value of $897,000; no impairment was indicated.

         In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of; however, it retained the fundamental provisions of the Statement related to the recognition and measurement of the impairment of long-lived assets to be "held and used." In addition, SFAS No. 144 provided more guidance on estimating cash flows when performing a recoverability test, required that a long-lived asset to be disposed of other than by sale (e.g. abandoned) be classified as "held and used" until it is disposed of, and established more restrictive criteria to classify an asset as "held for sale." Southwest adopted SFAS No. 144 on January 1, 2002. Adoption of SFAS No. 144 did not have a material impact on Southwest's results of operations or financial position.

         On December 31, 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. Statement No. 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for Statement 123's fair value method of accounting for stock-based employee compensation. Statement 148 also amends the disclosure provisions of Statement 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While the Statement does not amend Statement 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of Statement 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of Statement 123 or the intrinsic value method of Opinion 25. Statement 148's amendment of the transition and annual disclosure requirements of Statement 123 are effective for fiscal years ending after December 15, 2002. Statement 148's amendment of the disclosure requirements of Opinion 28 is effective for financial reports containing condensed consolidated financial statements for interim periods beginning after December 15, 2002.

NON-GAAP FINANCIAL MEASURES

         None of the financial measures used in this report are defined as non-GAAP financial measures under federal securities regulations. Other banking organizations, however, may present such non-GAAP financial measures, which differ from measures based upon accounting principles generally accepted in the United States. For example, such non-GAAP measures may exclude certain income or expense items in calculating operating income or efficiency ratios, or may increase yields and margins to reflect the benefits of tax-exempt earning assets. Readers of this report should be aware that certain measures, such as the efficiency ratio, are calculated using accounting principles generally accepted in the United States.

REPORT OF MANAGEMENT

January 22, 2003

To the Shareholders of Southwest Bancorp, Inc.:

FINANCIAL STATEMENTS

         The management of Southwest Bancorp, Inc. ("Southwest") is responsible for the preparation, integrity, and fair presentation of its published financial statements as of December 31, 2002, and for the year then ended. The consolidated financial statements of Southwest Bancorp, Inc. have been prepared in accordance with generally accepted accounting principles and, as such, include some amounts that are based upon informed judgments and estimates of management.

INTERNAL CONTROL OVER FINANCIAL REPORTING

         We, as management of Southwest, are responsible for establishing and maintaining effective internal control over financial reporting, presented in conformity with generally accepted accounting principles and the instructions to the Consolidated Financial Statements for Bank Holding Companies with Total Consolidated Assets of $150 million or More, or with More Than One Subsidiary Bank (Form FR Y-9C) (FR Y-9C instructions). Internal control is designed to provide reasonable assurance to Southwest's management and board of directors regarding the preparation of reliable published financial statements. Internal control over financial reporting includes self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

         Because of inherent limitations in any internal control system, no matter how well designed, misstatements due to error or fraud may occur and not be detected, and controls may be overridden or circumvented. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control effectiveness may vary over time.

         Management assessed Southwest's internal control over financial reporting, as it relates to its financial statements, presented in conformity with generally accepted accounting principles and FR Y-9C instructions as of December 31, 2002. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2002, its system of internal control over financial reporting as it relates to its financial statements presented in conformity with generally accepted accounting principles and FR Y-9C instructions met those criteria.

COMPLIANCE WITH LAWS AND REGULATIONS

         Management is responsible for compliance with the federal and state laws and regulations concerning dividend restrictions and federal laws and regulations concerning loans to insiders, designated by the Federal Deposit Insurance Corporation as safety and soundness laws and regulations.

         Management has assessed compliance by Southwest Bancorp, Inc. subsidiary Stillwater National Bank with the designated laws and regulations relating to safety and soundness. Based on this assessment, management believes that this subsidiary insured depository institution complied, in all significant respects, with the designated laws and regulations related to safety and soundness for the year ended December 31, 2002.


     /s/ Rick Green                               /s/ Kerby Crowell

     Rick Green                                   Kerby E. Crowell
     President and Chief Executive Officer        Executive Vice President and
                                                  Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SOUTHWEST BANCORP, INC.:

         We have audited the accompanying consolidated statements of financial condition of Southwest Bancorp, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of Southwest Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southwest Bancorp, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.


/s/
Ernst & Young LLP
Tulsa, Oklahoma
January 22, 2003

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             SOUTHWEST BANCORP, INC.

AT DECEMBER 31, 2002 AND 2001                                                        2002              2001
--------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)
ASSETS
Cash and cash equivalents                                                        $    34,847       $    32,406
Investment securities:
     Held to maturity, fair value $32,000 (2002) and $51,030 (2001)                   31,154            49,893
     Available for sale, amortized cost $145,141 (2002) and $163,924 (2001)          148,476           167,545
     Federal Reserve Bank and Federal Home Loan Bank Stock, at cost                    9,059             9,908
Loans held for sale                                                                   10,638            12,740
Loans receivable, net of allowance for loan losses
     of $11,888 (2002) and $11,492 (2001)                                          1,078,586           906,814
Accrued interest receivable                                                            9,283            10,157
Premises and equipment, net                                                           20,202            20,418
Other assets                                                                           7,523             6,614
--------------------------------------------------------------------------------------------------------------
                Total assets                                                     $ 1,349,768       $ 1,216,495
--------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
     Noninterest-bearing demand                                                  $   135,945       $   127,196
     Interest-bearing demand                                                          50,162            49,051
     Money market accounts                                                           258,712           157,266
     Savings accounts                                                                  5,700             5,372
     Time deposits of $100,000 or more                                               309,205           260,071
     Other time deposits                                                             262,033           305,840
--------------------------------------------------------------------------------------------------------------
         Total deposits                                                            1,021,757           904,796
Accrued interest payable                                                               4,486             3,470
Other                                                                                  2,858             2,724
liabilities
Other borrowings                                                                     199,282           195,367
Long-term debt:
     Guaranteed preferred beneficial interests in the Company's
         subordinated debentures                                                      25,013            25,013
--------------------------------------------------------------------------------------------------------------
             Total liabilities                                                     1,253,396         1,131,370

SHAREHOLDERS' EQUITY:
     Common stock - $1 par value; 20,000,000 shares authorized;
         6,121,521 shares issued and outstanding                                       6,122             6,122
     Paid in capital                                                                  12,317            12,508
     Retained earnings                                                                80,724            69,838
     Accumulated other comprehensive gain (loss)                                       2,201             2,389
     Treasury stock, at cost;  348,142 (2002) and 420,764 (2001) shares               (4,992)           (5,732)
--------------------------------------------------------------------------------------------------------------
                Total shareholders' equity                                            96,372            85,125
--------------------------------------------------------------------------------------------------------------
                Total liabilities & shareholders' equity                         $ 1,349,768       $ 1,216,495
==============================================================================================================

The accompanying notes are an integral part of this statement.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             SOUTHWEST BANCORP, INC.

FOR THE YEARS ENDED DECEMBER 31,                     2002          2001          2000
---------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)
INTEREST INCOME:
Interest and fees on loans                         $ 65,503      $ 76,850      $ 83,480
Investment securities:
     U.S. Government and agency obligations           5,913         6,329         6,767
     Mortgage-backed securities                       3,126         4,780         4,576
     State and political subdivisions                 1,355         1,638         1,499
     Other securities                                   554           762           813
Federal funds sold                                       44            41           139
---------------------------------------------------------------------------------------
     Total interest income                           76,495        90,400        97,274

INTEREST EXPENSE:
Interest-bearing demand                                 372           809         1,263
Money market accounts                                 4,305         4,386         4,690
Savings accounts                                         25            79            94
Time deposits of $100,000 or more                     9,320        15,468        18,797
Other time deposits                                   9,429        18,029        20,408
Other borrowings                                      4,829         7,770         9,577
Long-term debt                                        2,326         2,326         2,326
---------------------------------------------------------------------------------------
     Total interest expense                          30,606        48,867        57,155
---------------------------------------------------------------------------------------
Net interest income                                  45,889        41,533        40,119

Provision for loan losses                             5,443         4,000         3,550

OTHER INCOME:
Service charges and fees                              8,216         6,733         6,198
Other noninterest income                                932           662           538
Gain on sales of loans                                3,170         2,979         1,871
Gain (loss) on sales of investment securities           328           367          (118)
---------------------------------------------------------------------------------------
     Total other income                              12,646        10,741         8,489

OTHER EXPENSES:
Salaries and employee benefits                       17,168        15,794        14,401
Occupancy                                             7,119         6,606         6,476
FDIC and other insurance                                286           280           274
Other real estate                                         2            57           808
General and administrative                            8,744         8,428         7,656
---------------------------------------------------------------------------------------
     Total other expenses                            33,319        31,165        29,615
---------------------------------------------------------------------------------------
Income before taxes                                  19,773        17,109        15,443
Taxes on income                                       6,354         5,357         5,238
---------------------------------------------------------------------------------------
Net income                                         $ 13,419      $ 11,752      $ 10,205
=======================================================================================

Basic earnings per common share                    $   2.34      $   2.06      $   1.78 (1)
Diluted earnings per common share                      2.23          2.00          1.76 (1)
Cash dividends declared per share                      0.44          0.32          0.29 (1)

The accompanying notes are an integral part of this statement.

(1) All share and per share information has been restated to reflect the three-for-two stock split effected in the form of a stock dividend paid August 29, 2001.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                             SOUTHWEST BANCORP, INC.

FOR THE YEARS ENDED DECEMBER 31,                       2002           2001           2000
-------------------------------------------------------------------------------------------
(Dollars in thousands)
Net income                                           $ 13,419       $ 11,752       $ 10,205

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized holding gain (loss) on available for
     sale securities                                       43          3,357          3,357
Reclassification adjustment for (gains) losses
     arising during the period                           (328)          (367)           118
-------------------------------------------------------------------------------------------
Other comprehensive income (loss), before tax            (285)         2,990          3,475
Tax (expense) benefit related to items
     of other comprehensive income (loss)                  97           (980)        (1,388)
-------------------------------------------------------------------------------------------
Other comprehensive income (loss), net of tax            (188)         2,010          2,087
-------------------------------------------------------------------------------------------
Comprehensive income                                 $ 13,231       $ 13,762       $ 12,292
===========================================================================================

The accompanying notes are an integral part of this statement.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             SOUTHWEST BANCORP, INC.

                                                                                              Accumulated              Total
                                                                                                Other                  Share-
                                                       Common Stock       Paid in  Retained  Comprehensive  Treasury  holders'
                                                     Shares     Amount    Capital  Earnings  Income (Loss)   Stock     Equity
-------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)
                                     (1)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2000                            6,121,521  $ 6,122    $12,814   $51,385      $(1,708)   $(4,359)    $64,254
-------------------------------------------------------------------------------------------------------------------------------
Cash dividends:
     Common, $0.29 per share                               --       --         --    (1,678)          --         --      (1,678)
Common stock issued:
     Employee Stock Option Plan                            --       --        (35)       --           --         89          54
     Employee Stock Purchase Plan                          --       --        (16)       --           --         62          46
     Dividend Reinvestment Plan                            --       --        (16)       --           --         64          48
Other comprehensive income
     (loss), net of tax                                    --       --         --        --        2,087         --       2,087
Treasury shares purchased                                  --       --         --        --           --     (1,777)     (1,777)
Net income                                                 --       --         --    10,205           --         --      10,205
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                          6,121,521    6,122     12,747    59,912          379     (5,921)     73,239
-------------------------------------------------------------------------------------------------------------------------------
Cash dividends:
     Common, $0.32 per share, and
        other dividends                                    --       --         --    (1,826)          --         --      (1,826)
Common stock issued:
     Employee Stock Option Plan                            --       --       (234)       --           --        739         505
     Employee Stock Purchase Plan                          --       --         --        --           --         39          39
     Dividend Reinvestment Plan                            --       --         (5)       --           --         58          53
Other comprehensive income
     (loss), net of tax                                    --       --         --        --        2,010         --       2,010
Treasury shares purchased                                  --       --         --        --           --       (647)       (647)
Net income                                                 --       --         --    11,752           --         --      11,752
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001                          6,121,521    6,122     12,508    69,838        2,389     (5,732)     85,125
-------------------------------------------------------------------------------------------------------------------------------
Cash dividends:
     Common, $0.44 per share, and
        other dividends                                    --       --         --    (2,533)          --         --      (2,533)
Common stock issued:
     Employee Stock Option Plan                            --       --       (515)       --           --      1,913       1,398
     Employee Stock Purchase Plan                          --       --         24        --           --         37          61
     Dividend Reinvestment Plan                            --       --         15        --           --         35          50
Tax benefit related to exercise
     of stock options                                      --       --        285        --           --         --         285
Other comprehensive income
     (loss), net of tax                                    --       --         --        --         (188)        --        (188)
Treasury shares purchased                                  --       --         --        --           --     (1,245)     (1,245)
Net income                                                 --       --         --    13,419           --         --      13,419
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2002                          6,121,521  $ 6,122    $12,317   $80,724      $ 2,201    $(4,992)    $96,372
===============================================================================================================================

The accompanying notes are an integral part of this statement.

(1) All share and per share information has been restated to reflect the three-for-two stock split effected in the form of a stock dividend paid August 29, 2001.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             SOUTHWEST BANCORP, INC.

FOR THE YEARS ENDED DECEMBER 31,                                      2002            2001            2000
-------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
OPERATING ACTIVITIES:
Net income                                                          $  13,419       $  11,752       $  10,205
Adjustments to reconcile net income to net
     cash (used in) provided from operating activities:
         Provision for loan losses                                      5,443           4,000           3,550
         Depreciation and amortization expense                          2,510           2,434           2,493
         Amortization of premiums and accretion of
            discounts on securities, net                                  (59)             15             (13)
         Amortization of intangibles                                      202             178             182
         Tax benefit from exercise of stock options                       285              --              --
         (Gain) Loss on sales/calls of securities                        (328)           (367)            118
         (Gain) Loss on sales of loans                                 (3,170)         (2,979)         (1,871)
         (Gain) Loss on sales of premises/equipment                        --             137              48
         (Gain) Loss on other real estate owned, net                      (92)            (16)            424
         Proceeds from sales of residential mortgage loans            133,207         118,899          56,986
         Residential mortgage loans originated for resale            (134,705)       (118,717)        (59,370)
Changes in assets and liabilities:
     Accrued interest receivable                                          874           1,885          (2,629)
     Other assets                                                        (905)          1,685          (1,550)
     Income taxes payable                                                (195)           (170)            365
     Accrued interest payable                                           1,016          (3,635)          1,101
     Other liabilities                                                    150             246             121
-------------------------------------------------------------------------------------------------------------
         Net cash (used in) provided from operating activities         17,652          15,347          10,160
-------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Proceeds from sales of available for sale securities                   18,769           1,993           3,998
Proceeds from principal repayments, calls and maturities:
     Held to maturity securities                                       19,533          14,475          23,290
     Available for sale securities                                     71,707          69,475          15,129
Proceeds from redemptions of Federal Home Loan Bank stock               2,378             718             146
Purchases of Federal Home Loan Bank stock and Federal Reserve
     Bank stock                                                        (1,529)         (2,187)            (96)
Purchases of held to maturity securities                               (2,093)             --         (15,930)
Purchases of available for sale securities                            (70,008)        (78,688)        (41,274)
Loans originated and principal repayments, net                       (289,085)       (105,352)       (115,631)
Proceeds from sales of guaranteed student loans                       117,703          84,658          54,440
Purchases of premises and equipment                                    (2,361)         (2,640)         (2,247)
Proceeds from sales of premises and equipment                              67              67              90
Proceeds from sales of other real estate owned                            922             963           3,169
-------------------------------------------------------------------------------------------------------------
         Net cash (used in) provided from investing activities       (133,997)        (16,518)        (74,916)
-------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Net increase (decrease) in deposits                                   116,961         (40,306)         73,867
Net increase (decrease) in other borrowings                             3,915          44,869          (1,322)
Net proceeds from issuance of common stock                              1,509             597             148
Purchases of treasury stock                                            (1,245)           (647)         (1,777)
Common stock dividends paid                                            (2,354)         (1,787)         (1,649)
-------------------------------------------------------------------------------------------------------------
         Net cash (used in) provided from financing activities        118,786           2,726          69,267
-------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                    2,441           1,555           4,511
CASH AND CASH EQUIVALENTS,
Beginning of period                                                    32,406          30,851          26,340
-------------------------------------------------------------------------------------------------------------
End of period                                                       $  34,847       $  32,406       $  30,851
=============================================================================================================

The accompanying notes are an integral part of this statement.

SOUTHWEST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

1.   SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

     ORGANIZATION AND NATURE OF OPERATIONS - Southwest Bancorp, Inc. ("Southwest") was incorporated in 1981 as a bank holding company headquartered in Stillwater, Oklahoma engaged primarily in commercial and consumer banking services in the state of Oklahoma as well as Wichita, Kansas and the Dallas, Texas area. The accompanying consolidated financial statements include the accounts of Stillwater National Bank and Trust Company ("Stillwater National"), a national bank established in 1894, SBI Capital Trust, a Delaware business trust established in 1997, Business Consulting Group, Inc. ("BCG"), a consulting company established in 2002, and consolidated subsidiaries of Stillwater National, include SNB Real Estate Holdings, Inc. and SNB REIT, Inc. Stillwater National, SBI Capital Trust and BCG are wholly owned, direct subsidiaries of Southwest. All significant intercompany balances and transactions have been eliminated.

     MANAGEMENT ESTIMATES - In preparing Southwest's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates shown on the consolidated statements of financial condition and revenues and expenses during the periods reported. Actual results could differ significantly from those estimates. Changes in economic conditions could impact the determination of material estimates such as the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, income taxes, and the fair value of financial instruments.

     CASH AND CASH EQUIVALENTS - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from depository institutions, and federal funds sold. Federal funds sold are sold for one-to-four day periods.

     INVESTMENT SECURITIES - Investments in debt and equity securities are identified as held to maturity and available for sale based on management considerations of asset/liability strategy, changes in interest rates and prepayment risk, the need to increase capital and other factors. Southwest has the ability and intent to hold to maturity its investment securities classified as held to maturity. Southwest had no investments held for trading purposes for any period presented. Under certain circumstances (including the deterioration of the issuer's creditworthiness, a change in tax law, or statutory or regulatory requirements), Southwest may change the investment security classification. The classifications Southwest utilizes determine the related accounting treatment for each category of investments. Available for sale securities are accounted for at fair value with unrealized gains or losses, net of taxes, excluded from operations and reported as accumulated other comprehensive income or loss. Held to maturity securities are accounted for at amortized cost.

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

     LOANS - Interest on loans is accrued and credited to operations based upon the principal amount outstanding. In general, accrued interest income on impaired loans is written off after the loan is 90 days past due; subsequent interest income is recorded when cash receipts are received from the borrower. Southwest originates real estate mortgage loans and government-guaranteed student loans for portfolio investment or sale in the secondary market. During the period of origination, real estate mortgage loans are designated as held either for investment purposes or sale. Mortgage loans held for sale are generally sold within a one-month period from loan closing at amounts approximating par value of the loans. Government-guaranteed student loans are generally sold within ninety days of closing. Real estate mortgage loans held for sale and government-guaranteed student loans are carried at the lower of cost or market. Gains or losses recognized upon the sale of loans are determined on a specific identification basis.

     ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is established through a provision for loan losses charged to operations. Loan amounts which are determined to be uncollectible are charged against this allowance, and recoveries, if any, are added to the allowance. A loan is considered to be impaired when, based on current information and events, it is probable that Southwest will be unable to collect all amounts due according to the contractual terms of the loan agreement. The allowance for loan losses related to loans that are evaluated for impairment is based either on the discounted cash flows using the loan's initial effective interest rate or on the fair value of the collateral for certain collateral dependent loans. Smaller balance, homogeneous loans, including mortgage, student and consumer, are collectively evaluated for impairment. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. All of Southwest's nonaccrual loans are considered to be impaired loans.

     PREMISES AND EQUIPMENT - Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful life of each asset, which ranges from three to forty years. Southwest reviews the carrying value of long-lived assets used in operations when changes in events or circumstances indicate that the assets might have become impaired. This review initially includes a comparison of carrying value to the undiscounted cash flows estimated to be generated by those assets. If this review indicates that an asset is impaired, Southwest records a charge to operations to reduce the asset's carrying value to fair value, which is based on estimated discounted cash flows. Long-lived assets that are held for disposal are valued at the lower of the carrying amount or fair value less costs to sell.

     OTHER REAL ESTATE OWNED - Other real estate owned is initially recorded at the lesser of the fair value less the estimated costs to sell the asset or the recorded amount of the related loan. Write-downs of carrying value required at the time of foreclosure are recorded as a charge to the allowance for loan losses. Costs related to the development of such real estate are capitalized, and costs related to holding the property are expensed. Foreclosed property is subject to periodic revaluation based upon estimates of fair value. In determining the valuation of other real estate owned, management obtains independent appraisals for significant properties. Valuation adjustments are provided, as necessary, by charges to operations.

     Profits and losses from sales of foreclosed property by Southwest are recognized as incurred.

     INTANGIBLES - Intangibles consist of goodwill and mortgage servicing rights and are included in other assets in the consolidated statements of financial condition. SFAS No. 142, adopted on January 1, 2002, requires that goodwill no longer be amortized, but must be reviewed for impairment at least annually. Southwest completed the first of the required impairment tests of goodwill; the tests indicated no impairment existed. The remaining capitalized amount of goodwill is not material. The cessation of amortization of goodwill did not have a material impact on the Statement of Operations. Loan servicing rights are capitalized based on estimated fair market value at the point of origination. The servicing rights are amortized on an individual loan by loan basis over the period of estimated net servicing income. Impairment of loan servicing rights is assessed based on the fair value of those rights. The capitalized amounts and amortization of the loan servicing rights is not material. Southwest reviews the carrying value of intangible assets annually for impairment. Assets are considered impaired when the balances are not recoverable from estimated future cash flows. At December 31, 2002 and 2001, Southwest had recorded cumulative amortization of $2.4 million and $2.2 million, respectively.

     DEPOSITS - The total amount of time deposits with a minimum denomination of $100,000 was approximately $309.2 million and $260.1 million at December 31, 2002 and 2001, respectively. The total amount of overdrawn deposit accounts that were reclassified as loans at December 31, 2002 and 2001 was $529,000 and $575,000, respectively. Time deposit maturities are as follows: $436.1 million in 2003, $88.3 million in 2004, $15.3 million in 2005, $1.4 million in 2006 and
$30.1 million thereafter.

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

     EARNINGS PER COMMON SHARE - Basic earnings per common share is computed based upon net income divided by the weighted average number of common shares outstanding during each period. Diluted earnings per common share is computed based upon net income divided by the weighted average number of common shares outstanding during each period adjusted for the effect of dilutive potential common shares calculated using the treasury stock method. For the years ended December 31, 2002, 2001, and 2000, Southwest had 14,000, 150,000, and 405,000
antidilutive options to purchase common shares, respectively. The following is a reconciliation of the common shares used in the calculations of basic and diluted earnings per common share:

                                                   2002            2001           2000
                                                 ---------------------------------------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic earnings per share                         5,745,083      5,693,129      5,733,624
EFFECT OF DILUTIVE SECURITIES:
Stock options                                      280,976        171,293         59,228
----------------------------------------------------------------------------------------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Diluted earnings per share                       6,026,059      5,864,422      5,792,852
========================================================================================

     STOCK OPTION PLAN - The Southwest Bancorp, Inc. 1994 Stock Option Plan and 1999 Stock Option Plan (the "Stock Plans") provide selected key employees with the opportunity to acquire common stock. The exercise price of all options granted under the Stock Plans is the fair market value on the grant date. Depending upon terms of the stock option agreements, stock options generally become exercisable on either a quarterly or annual basis and expire either 30 days after becoming exercisable or from five to ten years after the date of grant. Southwest applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the Stock Plans; accordingly, no compensation expense has been recorded in the accompanying consolidated statements of operations. Had compensation cost for the Stock Plans been determined based upon the fair value of the options at their grant date as prescribed in SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, Southwest's proforma data would have been as follows:

                                                 For the Years Ended December 31
                                                 -------------------------------
                                                   2002        2001        2000
                                                 -------------------------------
Proforma net income                              $12,967     $11,313      $9,707
Basic earnings per common share                  $  2.26     $  1.99      $ 1.69
Diluted earnings per common share                $  2.15     $  1.93      $ 1.68
Weighted average fair value at grant date        $  4.82     $  4.83      $ 5.04

     Because SFAS No. 123 is applicable only to options granted subsequent to December 31, 1994, its proforma effect is not necessarily indicative of its impact on future years. The compensation cost is calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                     For the Years Ended December 31,
                                     --------------------------------
                                        2002      2001       2000
                                     --------------------------------
Expected dividend yield                 1.73%     1.71%      1.77%
Expected volatility                    25.40%    25.67%     26.87%
Risk-free interest rate                 5.70%     5.82%      6.20%
Expected option term (in years)         8.87      9.17       9.69

     The Stock Plan's activity follows:

                                                                Weighted
                                                 Number of       Average
                                                  Options     Exercise Price
                                                 ---------------------------
----------------------------------------------------------------------------
Outstanding at January 1, 2000                   681,750         $13.12
----------------------------------------------------------------------------
     Granted                                     168,001          10.65
     Exercised                                    (6,000)          8.92
     Canceled/expired                            (79,350)         14.93
----------------------------------------------------------------------------
Outstanding at December 31, 2000                 764,401          12.42
----------------------------------------------------------------------------
     Granted                                      25,000          14.90
     Exercised                                   (49,051)         10.30
     Canceled/expired                            (78,949)         14.76
----------------------------------------------------------------------------
Outstanding at December 31, 2001                 661,401          12.39
----------------------------------------------------------------------------
     Granted                                     121,540          20.68
     Exercised                                  (129,617)         10.79
     Canceled/expired                                 --             --
----------------------------------------------------------------------------
Outstanding at December 31, 2002                 653,324         $14.25
============================================================================

Total exercisable at December 31, 2000           322,426         $11.03
Total exercisable at December 31, 2001           324,050         $11.29
Total exercisable at December 31, 2002           305,081         $13.16

     At December 31, 2002, Southwest had reserved 1,193,283 shares under the Stock Plans, and had 653,324 shares under option. The following summarizes the information concerning options outstanding and exercisable at December 31, 2002.

  Number of          Range of         Weighted Average      Weighted                         Exercisable
   Options           Exercise            Remaining           Average         Number        Weighted Average
 Outstanding          Prices          Contractual Life   Exercise Price    Exercisable      Exercise Price
-----------------------------------------------------------------------------------------------------------
  256,736        $ 8.50 - $12.96            3.9              $ 9.56          156,161            $ 9.29
  263,275        $14.21 - $17.83            5.9              $15.69          104,125            $15.86
   99,313        $18.15 - $20.23            4.2              $18.72           33,460            $18.67
   20,000        $24.65 - $24.99            4.4              $24.82            6,668            $24.82
   14,000        $26.31 - $26.61            4.9              $26.42            4,667            $26.42

     COMPREHENSIVE INCOME - The Company's comprehensive income (net income plus all other changes in shareholders' equity from non-equity sources) consists of its net income and unrealized holding gains (losses) in its available for sale securities.

     TRUST - Southwest offers trust services to customers through its relationship with the Heritage Trust Company, a trust services company. Property (other than cash on deposit) held by Southwest in a fiduciary or agency capacity for its customers is not included in the consolidated statements of financial condition as it is not an asset or liability of Southwest.

     LIQUIDITY - Stillwater National is required by the Federal Reserve Bank to maintain average reserve balances. Cash and due from banks in the consolidated statements of financial condition include restricted amounts of $535,000 and $116,000 at December 31, 2002 and 2001, respectively.

     RECLASSIFICATIONS - Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

     SEGMENTS - The Company operates under one reportable segment under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

2.   INVESTMENT SECURITIES

     A summary of the amortized cost and fair values of investment securities follows:

                                                                     At December 31, 2002
                                                     --------------------------------------------------
                                                     Amortized        Gross Unrealized           Fair
                                                       Cost          Gains        Losses         Value
                                                     --------------------------------------------------
                                                                   (dollars in thousands)
Held to Maturity:
U.S. Government and agency obligations               $  8,068      $    267      $     --      $  8,335
Obligations of state and political subdivisions        23,086           579            --        23,665
-------------------------------------------------------------------------------------------------------
     Total                                           $ 31,154      $    846      $     --      $ 32,000
=======================================================================================================

Available for Sale:
U.S. Government and agency obligations               $ 94,046      $  2,295      $     --      $ 96,341
Obligations of state and political subdivisions         4,340           253            --         4,593
Mortgage-backed securities                             40,916           852            17        41,751
Equity securities                                       5,839            45            93         5,791
-------------------------------------------------------------------------------------------------------
     Total                                           $145,141      $  3,445      $    110      $148,476
=======================================================================================================

                                                                    At December 31, 2001
                                                     --------------------------------------------------
                                                     Amortized        Gross Unrealized           Fair
                                                       Cost          Gains        Losses         Value
                                                     --------------------------------------------------
                                                                   (dollars in thousands)
Held to Maturity:
U.S. Government and agency obligations               $ 17,723      $       539   $      1      $ 18,261
Obligations of state and political subdivisions        32,170              599         --        32,769
-------------------------------------------------------------------------------------------------------
     Total                                           $ 49,893      $     1,138   $      1      $ 51,030
=======================================================================================================
Available for Sale:
U.S. Government and agency obligations               $ 85,499      $     2,210   $      9      $ 87,700
Obligations of state and political subdivisions         4,560              112         --         4,672
Mortgage-backed securities                             69,303            1,385         31        70,657
Equity securities                                       4,562               66        112         4,516
-------------------------------------------------------------------------------------------------------
     Total                                           $163,924      $     3,773   $    152      $167,545
=======================================================================================================

     As required by law, investment securities are pledged to secure public and trust deposits, as well as the Sweep Repurchase Agreement Product and borrowings from the FHLB. Securities with an amortized cost of $134.9 million and $193.4 million were pledged to meet such requirements of $80.9 million and $117.1 million at December 31, 2002 and 2001, respectively. Any amount overpledged can be released at any time.

     A comparison of the amortized cost and approximate fair value of Southwest's debt securities by maturity date at December 31, 2002 follows on the next page.

                                   Available for Sale           Held to Maturity
                                  --------------------------------------------------
                                  Amortized       Fair        Amortized       Fair
                                     Cost         Value          Cost         Value
                                  --------------------------------------------------
                                                (dollars in thousands)
One year or less                  $ 65,131      $ 66,331      $ 15,220      $ 15,389
Two years through five years        70,920        73,092        15,934        16,611
Five years through ten years         3,237         3,293            --            --
More than ten years                  5,853         5,760            --            --
------------------------------------------------------------------------------------
Total                             $145,141      $148,476      $ 31,154      $ 32,000
====================================================================================

     Gross realized gains (losses) on sales of investment securities were $328,000, $367,000, and $(118,000) during 2002, 2001, and 2000, respectively.
The gross proceeds from such sales of investment securities totaled approximately $18.8 million, $2.0 million, and $4.0 million during 2002, 2001, and 2000, respectively. A portion of the gain on sales of investment securities during 2002 and 2001 occurred when securities classified as "held to maturity" and "available for sale", originally purchased at a discount, were called prior to their stated maturity dates.

3.   LOANS

     Major classifications of loans are as follows:

                                                     At December 31,
                                              -----------------------------
                                                 2002              2001
                                              -----------------------------
                                                 (dollars in thousands)
Real estate mortgage:
     Commercial                               $   374,999       $   301,578
     One-to-four family residential               102,423           106,206
Real estate construction                          130,001            91,897
Commercial                                        348,879           312,577
Installment and consumer:
     Government-guaranteed student loans          119,064            91,841
     Other                                         25,746            26,947
---------------------------------------------------------------------------
                                                1,101,112           931,046
Allowance for loan losses                         (11,888)          (11,492)
---------------------------------------------------------------------------
Total loans, net                              $ 1,089,224       $   919,554
===========================================================================

     Southwest extends commercial and consumer credit primarily to customers in the states of Oklahoma, Texas and Kansas which subjects the loan portfolio to the general economic conditions within this area. At December 31, 2002 and 2001, substantially all of Southwest's loans are collateralized with real estate, inventory, accounts receivable and/or other assets or guaranteed by agencies of the United States Government.

     Loans to individuals and businesses in the healthcare industry totaled $206.8 million, or 19% of total loans. Southwest does not have any other concentrations of loans to individuals or businesses involved in a single industry of more than 5% of total loans. In the event of total nonperformance by the borrowers, Southwest's accounting loss would be limited to the recorded investment in the loans reduced by proceeds received from disposition of the related collateral.

     Southwest had loans which were held for sale of $10.6 million and $12.7 million at December 31, 2002 and 2001, respectively. These loans are carried at the lower of cost or market. Government-guaranteed student loans are generally sold to a single servicer. A substantial portion of the one-to-four family residential loans and loan servicing rights are sold to five servicers.

     The principal balance of loans for which accrual of interest has been discontinued totaled approximately $11.5 million and $7.3 million at December 31, 2002 and 2001, respectively. If interest on those loans had been accrued, the interest income as reported in the accompanying consolidated statements of operations would have increased by approximately $749,000, $543,000, and $155,000, for 2002, 2001, and 2000, respectively.

     The unpaid principal balance of real estate mortgage loans serviced for others totaled $107.7 million and $91.1 million at December 31, 2002 and 2001, respectively. Southwest maintained escrow accounts totaling $321,000 and $370,000 for real estate mortgage loans serviced for others at December 31, 2002 and 2001, respectively.

     The following table sets forth the remaining maturities for certain loan categories at December 31, 2002. Student loans that do not have stated maturities are treated as due in one year or less.

                                               One year         One to          Over
                                               or less        five years      five years        Total
                                              ---------       ----------      ----------      ----------
                                                                (dollars in thousands)
Real estate mortgage:
     Commercial                               $   35,359      $  120,286      $  219,354      $  374,999
     One-to-four family residential               16,154          34,154          52,115         102,423
Real estate construction                          54,354          35,993          39,654         130,001
Commercial                                       172,022         126,033          50,824         348,879
Installment and consumer:
     Government-guaranteed student loans         119,064              --              --         119,064
     Other                                         9,605          14,863           1,278          25,746
--------------------------------------------------------------------------------------------------------
          Total                               $  406,558      $  331,329      $  363,225      $1,101,112
========================================================================================================

     The following table sets forth at December 31, 2002 the dollar amount of all loans due more than one year after December 31, 2002.

                                                Fixed      Variable      Total
                                              --------     --------     --------
                                                    (dollars in thousands)
Real estate mortgage:
     Commercial                               $ 31,133     $308,507     $339,640
     One-to-four family residential             33,964       52,305       86,269
Real estate construction                        16,174       59,473       75,647
Commercial                                      22,041      154,816      176,857
Installment and consumer:
     Government-guaranteed student loans            --           --           --
     Other                                      10,748        5,393       16,141
--------------------------------------------------------------------------------
          Total                               $114,060     $580,494     $694,554
================================================================================

     The allowance for loan losses is summarized as follows:

                                  For the Years Ended December 31,
                               --------------------------------------
                                 2002           2001           2000
                               --------------------------------------
                                       (dollars in thousands)
Beginning balance              $ 11,492       $ 12,125       $ 11,190
Provision for loan losses         5,443          4,000          3,550
Loans charged off                (5,396)        (5,529)        (3,290)
Recoveries                          349            896            675
---------------------------------------------------------------------
         Total                 $ 11,888       $ 11,492       $ 12,125
=====================================================================

     As of December 31, 2002 and 2001, impaired loans totaled $11.5 million and $7.3 million and had a related allowance for loan loss of $930,000 and $2.4 million, respectively. The average balance of impaired loans totaled $7.5 million and $6.3 million for the years ended December 31, 2002 and 2001, respectively. Interest income recognized on impaired loans totaled $241,000, $392,000, and $142,000, respectively, for the years ended December 31, 2002, 2001, and 2000.

     Directors and officers of Southwest and Stillwater National were customers of, and had transactions with, Southwest in the ordinary course of business, and similar transactions are expected in the future. All loans included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of loss or present other unfavorable features. Certain directors, and companies in which they have ownership interests, had indebtedness to Southwest totaling $2.6 million, $1.5 million and $1.4 million at December 31, 2002, 2001 and 2000, respectively. During 2002, $6.8 million of new loans and advances on existing loans were made to these persons and repayments totaled $5.7 million.

4. PREMISES AND EQUIPMENT

     These consist of the following:

                                                   At December 31,
                                               ----------------------
                                                 2002           2001
                                               ----------------------
                                                (dollars in thousands)
Land                                           $  4,558       $  4,558
Buildings and improvements                       11,218         10,972
Furniture, fixtures, and equipment               21,153         19,599
Construction/Remodeling in progress                 444             48
----------------------------------------------------------------------
                                                 37,373         35,177
Accumulated depreciation and amortization       (17,171)       (14,759)
----------------------------------------------------------------------
Premises and equipment, net                    $ 20,202       $ 20,418
======================================================================

5.   OTHER BORROWED FUNDS


     During 2002, the only categories of other borrowings whose averages exceeded 30% of ending shareholders' equity were repurchase agreements and funds borrowed from the FHLB.

                                                                    At December 31,
                                                         --------------------------------------
                                                           2002           2001           2000
                                                         --------------------------------------
                                                                 (dollars in thousands)
AMOUNTS OUTSTANDING AT END OF PERIOD:
Treasury, tax and loan note option                       $  2,500       $  1,493       $  1,944
Federal funds purchased and securities sold
     under repurchase agreements                           67,895         51,579         55,758
Borrowed from the Federal Home Loan Bank                  128,887        142,295         92,574
Other                                                          --             --            222

WEIGHTED AVERAGE RATE OUTSTANDING AT END OF PERIOD:
Treasury, tax and loan note option                           0.99%          1.40%          5.72%
Federal funds purchased and securities sold
     under repurchase agreements                             1.25           1.61           5.72
Borrowed from the Federal Home Loan Bank                     3.28           3.27           6.43
Other                                                          --             --           9.50

MAXIMUM AMOUNTS OF BORROWINGS OUTSTANDING
AT ANY MONTH-END:
Treasury, tax and loan note option                       $  2,500       $  2,500       $  2,500
Federal funds purchased and securities sold
     under repurchase agreements                           77,994         58,274         59,766
Borrowed from the Federal Home Loan Bank                  141,500        168,590        127,850
Other                                                         250            500            222

APPROXIMATE AVERAGE SHORT-TERM BORROWINGS
OUTSTANDING FOR THE YEAR:
Treasury, tax and loan note option                       $  1,415       $  1,596       $  1,658
Federal funds purchased and securities sold
     under repurchase agreements                           48,608         53,128         51,718
Borrowed from the Federal Home Loan Bank                  115,684        131,220        104,032
Other                                                          38            165            109

APPROXIMATE WEIGHTED AVERAGE RATE FOR THE YEAR:
Treasury, tax and loan note option                           1.46%          3.55%          6.33%
Federal funds purchased and securities sold
     under repurchase agreements                             1.22           3.39           5.59
Borrowed from the Federal Home Loan Bank                     3.64           4.50           6.32
Other                                                        4.38           6.76           9.00

     Southwest has entered into an agreement with the FHLB to obtain advances from the FHLB from time to time. The terms of the agreement are set forth in the Advance, Pledge and Security Agreement (the "Agreement"). The FHLB requires that Southwest pledge collateral on such advances. Under the terms of the Agreement, the discounted value of the collateral, as defined by the FHLB, should at all times be at least equal to the amount borrowed by Southwest. Such advances outstanding are subject to a blanket collateral arrangement, which requires the pledging of eligible collateral to secure such advances. Such collateral principally includes certain loans and securities. At December 31, 2002 and 2001, loans pledged under the Agreement were $385.5 million and $312.1 million and investment securities (at carrying value) were $25.9 million and $42.8 million, respectively.

     Southwest has available various forms of other borrowings for cash management and liquidity purposes. These forms of borrowings include federal funds purchases, securities sold under agreements to repurchase, and borrowings from the FRB, the Student Loan Marketing Association ("SLMA"), the F&M Bank of

Tulsa ("F&M") and the FHLB. Southwest has available a $5.0 million line of credit from F&M, none of which was outstanding at December 31, 2002. Southwest also carries interest-bearing demand notes issued by the U.S. Treasury in connection with the Treasury Tax and Loan note program; the outstanding balance of those notes was $2.5 million at December 31, 2002. Southwest has approved federal funds purchase lines totaling $70.0 million with three other banks; the outstanding balance on these lines totaled $20.0 million at December 31, 2002. In addition, Southwest has available a $35.0 million line of credit from the SLMA and a $257.1 million line of credit from the FHLB. Borrowings under the SLMA line would be secured by student loans. Borrowings under the FHLB line are secured by all unpledged securities and other loans. The SLMA line expires April 20, 2007; no amount was outstanding on this line at December 31, 2002. The FHLB line of credit had an outstanding balance of $128.9 million at December 31, 2002 and maturities as follows: $22.4 million in 2003, $0 in 2004, $20.0 million in 2005, $20.0 million in 2006, $20.0 million in 2007 and $46.5 million after 2007.
Southwest also has available unsecured brokered certificate of deposit lines of credit in connection with its retail certificate of deposit program from Merrill Lynch & Co., Morgan Stanley Dean Witter, Salomon Smith Barney, Prudential Securities, Inc., PaineWebber, Inc., RBC Dain Rauscher, Inc., and CountryWide Securities that total $675.0 million. In conjunction with these lines of credit, $176.1 million in retail certificates of deposit were included in total deposits at December 31, 2002.

     Southwest sells securities under agreements to repurchase with Southwest retaining custody of the collateral. Collateral consists of direct obligations of U.S. Government Agency issues, which are designated as pledged with Southwest's safekeeping agent. The type of collateral required, and the retention of the collateral and the security sold minimize Southwest's risk of exposure to loss. These transactions are for one-to-four day periods. At December 31, 2002, two repurchase agreements to one entity totaling $12.0 million exceeded 10% of equity capital.

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

     The Trust Preferred meets the regulatory criteria for Tier I capital, subject to Federal Reserve guidelines that limit the amount of the Trust Preferred and cumulative perpetual preferred stock to an aggregate of 25% of Tier I capital. At December 31, 2002, all of the Trust Preferred was included in Tier I capital.

     For accounting purposes, the Trust Preferred is presented on the Consolidated Statements of Financial Condition as a separate category of long-term debt entitled "Guaranteed Preferred Beneficial Interests in Southwest's Subordinated Debentures."

7.   INCOME TAXES

     The components of taxes on income follow:

                                      For the Years Ended December 31,
                                     ----------------------------------
                                       2002          2001         2000
                                     ----------------------------------
                                           (dollars in thousands)
CURRENT TAX EXPENSE:
Federal                              $ 6,642       $ 4,707      $ 3,776
State                                      6           205          542
DEFERRED TAX EXPENSE (BENEFIT):
Federal                                 (307)          399          786
State                                     13            46          134
-----------------------------------------------------------------------
Taxes on income                      $ 6,354       $ 5,357      $ 5,238
=======================================================================

     The taxes on income reflected in the accompanying consolidated statements of operations differs from the expected U.S. Federal income tax rates for the following reasons:

                                             For the Years Ended December 31,
                                            -----------------------------------
                                              2002          2001          2000
                                            -----------------------------------
                                                   (dollars in thousands)

Computed tax expense at statutory rates     $ 6,921       $ 5,817       $ 5,253
INCREASE (DECREASE) IN INCOME
    TAXES RESULTING FROM:
Benefit of income not subject to U.S.
    Federal income tax                         (675)         (653)         (565)
State income taxes, net of Federal income
    tax benefit                                  12           165           446
Other                                            96            28           104
-------------------------------------------------------------------------------
Taxes on income                             $ 6,354       $ 5,357       $ 5,238
===============================================================================

     Deferred tax expense (benefit) relating to temporary differences includes the following components:

                                            For the Years Ended December 31,
                                            --------------------------------
                                             2002        2001        2000
                                            --------------------------------
                                                (dollars in thousands)
Provision for loan losses                   $(138)      $ 344       $(318)
Accumulated depreciation                      (37)         16         401
Intangibles                                    36          21          21
Write-downs on other real estate owned         10         (22)        649
Deferred compensation accrual                  28          42          39
Other                                        (193)         44         128
-------------------------------------------------------------------------
Total                                       $(294)      $ 445       $ 920
=========================================================================

     Net deferred tax assets of $2.6 million and $2.2 million at December 31, 2002 and 2001, respectively, are reflected in the accompanying consolidated statements of financial condition in other assets. There were no valuation allowances at December 31, 2002 or 2001. Temporary differences that give rise to the deferred tax assets (liabilities) include the following:

                                                     At December 31,
                                                  ----------------------
                                                    2002          2001
                                                  ----------------------
                                                  (dollars in thousands)
Provision for loan losses                         $ 4,439       $ 4,301
Accumulated depreciation                           (1,622)       (1,659)
Intangibles                                            86           122
Write-downs on other real estate owned                130           140
Deferred compensation accrual                         151           179
Other                                                 522           329
-----------------------------------------------------------------------
                                                    3,706         3,412
Deferred taxes (payable) receivable on
    investment securities available for sale       (1,133)       (1,230)
-----------------------------------------------------------------------
Net deferred tax asset                            $ 2,573       $ 2,182
=======================================================================

8.   SHAREHOLDERS' EQUITY

     On August 29, 2001, Southwest effected a 3:2 stock split of its common stock in the form of a dividend of 2,040,465 shares. Share and per share amounts in this report have been retroactively restated to reflect this stock split.

     In April 2001, Southwest's Board of Directors (the "Board") authorized the repurchase of up to 5%, or 292,500 shares, of its outstanding common stock, par value $1.00 per share, in connection with shares expected to be issued under Southwest's dividend reinvestment, stock option, and employee benefit plans and for other corporate purposes. In April 2002, that program had expired and the Board authorized the repurchase of another 5%, or approximately 286,000 shares. The additional repurchases will also be made in connection with shares expected to be issued under Southwest's dividend reinvestment, stock option, and employee benefit plans and for other corporate purposes. The share repurchases are expected to be made primarily on the open market from time to time until March 31, 2003, or earlier termination of the repurchase program by the Board. Repurchases under the program will be made at the discretion of management based upon market, business, legal, accounting and other factors.

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

     Southwest has reserved for issuance 300,000 shares of common stock pursuant to the terms of the Dividend Reinvestment and Employee Stock Purchase Plans. The Dividend Reinvestment Plan allows shareholders of record a convenient and economical method of increasing their equity ownership of Southwest. The Employee Stock Purchase Plan allows Company employees to acquire additional common shares through payroll deductions. Since July 1999, shares issued out of these plans have come from treasury shares. At December 31, 2002, 40,243 new shares had been issued and 22,810 treasury shares had been reissued by these plans.

9.   CAPITAL REQUIREMENTS

     Southwest and Stillwater National are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Southwest's and Stillwater National's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Southwest and Stillwater National must meet specific capital guidelines that involve quantitative measures of Southwest's and Stillwater National's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Southwest's and Stillwater National's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy require Southwest and Stillwater National to maintain minimum amounts and of Total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002 and 2001, that Southwest and Stillwater National met all capital adequacy requirements to which they are subject.

     As of December 31, 2002 and 2001, the most recent notification from the Office of the Comptroller of the Currency ("OCC") categorized Stillwater National as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, Stillwater National must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Stillwater National's category.

     Southwest's and Stillwater National's actual capital amounts and ratios are presented below.

                                                                       To Be Well Capitalized
                                                                       Under Prompt Corrective        For Capital
                                                       Actual             Action Provisions         Adequacy Purposes
                                               -----------------------------------------------------------------------
                                                Amount        Ratio      Amount         Ratio       Amount       Ratio
                                               ------------------------------------------------------------------------
                                                                        (dollars in thousands)
AS OF DECEMBER 31, 2002:
Total Capital (to risk-weighted assets)
     Southwest                                 $130,843       11.42%         N/A          N/A      $ 91,652       8.00%
     Stillwater National                        127,073       11.11    $ 114,341        10.00%       91,473       8.00
Tier I Capital (to risk-weighted assets)
     Southwest                                  118,955       10.38          N/A          N/A        45,826       4.00
     Stillwater National                        115,271       10.07       68,605         6.00        45,737       4.00
Tier I Leverage (to average assets)
     Southwest                                  118,955        8.99          N/A          N/A        52,933       4.00
     Stillwater National                        115,271        8.72       66,015         5.00        52,812       4.00

AS OF DECEMBER 31, 2001:
Total Capital (to risk-weighted assets)
     Southwest                                 $119,013       12.34%         N/A          N/A      $ 77,129       8.00%
     Stillwater National                        115,866       12.05     $ 96,184        10.00%       76,947       8.00
Tier I Capital (to risk-weighted assets)
     Southwest                                  107,521       11.15          N/A          N/A        38,565       4.00
     Stillwater National                        104,374       10.85       57,711         6.00        38,474       4.00
Tier I Leverage (to average assets)
     Southwest                                  107,521        8.84          N/A          N/A        48,651       4.00
     Stillwater National                        104,374        8.60       60,665         5.00        48,532       4.00

     The approval of the Comptroller of the Currency is required if the total of all dividends declared by Stillwater National in any calendar year exceeds the total of its net profits of that year combined with its retained net profits of the preceding two years. In addition, Stillwater National may not pay a dividend if, after paying the dividend, Stillwater National would be under capitalized. Stillwater National's maximum amount of dividends available for payment totaled approximately $13.0 million at December 31, 2002. Dividends declared by Stillwater National for the years ended December 31, 2002, 2001, and 2000 did not exceed the threshold requiring regulatory approval.

10.  EMPLOYEE BENEFITS

     Southwest sponsors a noncontributory, defined contribution profit sharing plan intended to provide retirement benefits for employees of Southwest. The plan covers all employees who have completed one year of service and have attained the age of 21. The plan is subject to the Employee Retirement Income Security Act of 1974, as amended. Company contributions are made at the discretion of the Board of Directors; however, the annual contribution may not exceed 15% of the total annual compensation of all participants. Southwest made contributions of $1.1 million, $1.0 million, and $990,000 in 2002, 2001, and 2000, respectively.

11.  OPERATING LEASES

     Southwest leases certain equipment and facilities for its operations. Future minimum annual rental payments required under operating leases, net of sublease agreements, that have initial or remaining lease terms in excess of one year as of December 31, 2002 follow:

         2003          $1,143,769
         2004           1,024,156
         2005             955,137
         2006             895,531
         Thereafter     2,966,242

     The total rental expense was $1.1 million, $1.0 million, and $1.0 million in 2002, 2001, and 2000, respectively.

12.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

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

     LOANS - Fair values are estimated for certain homogeneous categories of loans adjusted for differences in loan characteristics. Southwest's loans have been aggregated by categories consisting of commercial, real estate, student, and other consumer. The fair value of loans is estimated by discounting the cash flows using credit and interest rate risks inherent in the loan category and interest rates currently offered for loans with similar terms and credit risks.

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

     OTHER BORROWINGS - The fair values of other borrowings are the amounts payable at the statement of financial condition date, as the carrying amount is a reasonable estimate of fair value. Included in other borrowings are federal funds purchased, securities sold under agreements to repurchase, and treasury tax and loan demand notes.

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

     The carrying values and estimated fair values of Southwest's financial instruments follow:

                                    At December 31, 2002            At December 31, 2001
                                 --------------------------      --------------------------
                                  Carrying          Fair          Carrying          Fair
                                   Values          Values          Values          Values
                                 ----------------------------------------------------------
                                                   (dollars in thousands)
Cash and cash equivalents        $   34,847      $   34,847      $   32,406      $   32,406
Investment securities:
     Held to maturity                31,154          32,000          49,893          51,030
     Available for sale             148,476         148,476         167,545         167,545
     FRB and FHLB stock               9,059           9,059           9,908           9,908
Total loans                       1,089,224       1,092,325         919,554         925,997
Accrued interest receivable           9,283           9,283          10,157          10,157
Deposits                          1,021,757       1,028,689         904,796         909,631
Accrued interest payable              4,486           4,486           3,470           3,470
Other liabilities                     2,858           2,858           2,724           2,724
Short-term borrowings               199,282         199,282         195,367         195,367
Long-term debt                       25,013          25,173          25,013          25,663
Commitments                              --              --              --              --

13.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

     The following table provides a summary of Southwest's off-balance sheet financial instruments:

                                                                         At December 31,
                                                                      ----------------------
                                                                        2002          2001
                                                                      ----------------------
                                                                      (dollars in thousands)
Commitments to extend commercial and real estate mortgage credit      $413,098      $256,655
Standby and commercial letters of credit                                 5,670         2,551
Credit card lines of credit                                                 --       492,388
--------------------------------------------------------------------------------------------
     Total                                                            $418,768      $751,594
============================================================================================

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

     During the third quarter of 2002, Southwest sold its portfolio of credit card lines of credit to the institution that owned a 100% participation in the outstanding loan balances.

14.  COMMITMENTS AND CONTINGENCIES

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

     Southwest has adopted a Severance Compensation Plan (the "Plan") for the benefit of certain officers and key members of management. The Plan's purpose is to protect and retain certain qualified employees in the event of a change in control (as defined) and to reward those qualified employees for loyal service to Southwest by providing severance compensation to them upon their involuntary termination of employment after a change in control of Southwest. At December 31, 2002, Southwest has not recorded any amounts in the consolidated financial statements relating to the Plan. If a change of control were to occur, the maximum amount payable to certain officers and key members of management would approximate $1.2 million.

15.  SUPPLEMENTAL CASH FLOWS INFORMATION

                                               For the years ended December 31,
                                               -------------------------------
                                                  2002       2001       2000
                                               -------------------------------
                                                    (dollars in thousands)
Cash paid for interest                          $29,590    $52,502    $56,054
Cash paid for taxes on income                     6,600      4,650      3,722
Loans transferred to other real estate owned        937        362      3,089

16.  ACCOUNTING STANDARD ISSUED BUT NOT YET ADOPTED

     On December 31, 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. Statement No. 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to Statement 123's fair value method of accounting for stock-based employee compensation. Statement 148 also amends the disclosure provisions of Statement 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While the Statement does not require companies to account for employee stock options using the fair value method, the disclosure provisions of Statement 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of Statement 123 or the intrinsic value method of Opinion 25. Statement 148's amendment of the transition and annual disclosure requirements of Statement 123 are effective for fiscal years ending after December 15, 2002. Statement 148's amendment of the disclosure requirements of Opinion 28 is effective for financial reports containing condensed consolidated financial statements for interim periods beginning after December 15, 2002.

17.  PARENT COMPANY CONDENSED FINANCIAL INFORMATION

     Following are the condensed financial statements of Southwest Bancorp, Inc. ("Parent Company only") for the periods indicated:

                                                                        At December 31,
                                                                    ----------------------
                                                                      2002          2001
                                                                    ----------------------
                                                                    (dollars in thousands)
STATEMENTS OF FINANCIAL CONDITION

ASSETS:
Cash and due from banks                                             $  1,290      $    983
Investment in subsidiary bank                                        117,984       106,991
Investment securities, available for sale                                906           912
Loans, net of allowance for loan losses of $0 for both periods            93             0
Other assets                                                           2,196         2,120
------------------------------------------------------------------------------------------
     Total                                                          $122,469      $111,006
==========================================================================================

LIABILITIES:
Subordinated debentures                                             $ 25,013      $ 25,013
Other liabilities                                                      1,084           868
SHAREHOLDERS' EQUITY:
Common stock and related accounts                                     96,372        85,125
------------------------------------------------------------------------------------------
     Total                                                          $122,469      $111,006
==========================================================================================

                                                          For the Years Ended December 31,
                                                       --------------------------------------
                                                         2002           2001           2000
                                                       --------------------------------------
                                                               (dollars in thousands)
STATEMENTS OF OPERATIONS

INCOME:
Cash dividends from subsidiary bank                    $  4,400       $  3,800       $  6,450
Other income                                                375             --             --
Investment income                                            43             51             55
Interest and fees on loans                                   (7)            --             --
Security gains/(losses)                                       1              6           (107)
---------------------------------------------------------------------------------------------
     Total income                                         4,812          3,857          6,398

EXPENSE:
Interest on subordinated debentures                       2,326          2,326          2,326
Provision for loan losses                                   146             --             --
Other expense                                               957            456            350
---------------------------------------------------------------------------------------------
     Total expense                                        3,429          2,782          2,676
---------------------------------------------------------------------------------------------
     Total income before taxes and equity in
         undistributed income of subsidiary bank          1,383          1,075          3,722
Taxes on income                                          (1,137)        (1,030)        (1,031)
---------------------------------------------------------------------------------------------
     Income before equity in undistributed
         income of subsidiary bank                        2,520          2,105          4,753
Equity in undistributed income of subsidiary bank        10,899          9,647          5,452
---------------------------------------------------------------------------------------------
         Net income                                    $ 13,419       $ 11,752       $ 10,205
=============================================================================================

                                                             For the Years Ended December 31,
                                                          --------------------------------------
                                                            2002           2001           2000
                                                          --------------------------------------
                                                                   (dollars in thousands)
STATEMENTS OF CASH FLOWS

OPERATING ACTIVITIES:
Net income                                                $ 13,419       $ 11,752       $ 10,205
Equity in undistributed income of subsidiary bank          (10,899)        (9,647)        (5,452)
Other, net                                                     (40)            72            (23)
------------------------------------------------------------------------------------------------
Net cash provided by operating activities                    2,480          2,177          4,730
------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Available for sale securities:
     Purchases                                                (400)        (1,774)          (623)
     Sales                                                      --            399             25
     Maturities                                                409            893            500
Other                                                          (93)            --             --
------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities            (84)          (482)           (98)
------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Net increase (decrease) in short-term borrowings                --           (223)           223
Purchases of treasury stock, net                               264            (50)        (1,629)
Capital contribution to Bank                                    --           (399)            --
Cash dividends paid on common stock                         (2,353)        (1,787)        (1,649)
------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities         (2,089)        (2,459)        (3,055)
------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents           307           (764)         1,577
Cash and cash equivalents,
     Beginning of year                                         983          1,747            170
------------------------------------------------------------------------------------------------
     End of year                                          $  1,290       $    983       $  1,747
================================================================================================

BOARD OF DIRECTORS OF SOUTHWEST         OFFICERS OF SOUTHWEST BANCORP,          CORPORATE INFORMATION
BANCORP, INC. AND STILLWATER            INC.
NATIONAL BANK & TRUST COMPANY                                                   INDEPENDENT AUDITORS
                                        Rick Green                              Ernst & Young LLP
Robert B. Rodgers                         President and Chief Executive         3900 One Williams Center
  Chairman of the Board                   Officer                               Tulsa, OK 74172
  President, Bob Rodgers Motor          Kerby E. Crowell, CPA
  Company                                 Executive Vice President and          SPECIAL COUNSEL
Rick Green                                Chief Financial Officer               Kennedy, Baris & Lundy, L.L.P.
  President and Chief Executive         Kay W. Smith                            4701 Sangamore Road
  Officer, Vice Chairman of the           Senior Vice President and             Suite P-15
  Board                                   Comptroller                           Bethesda, MD 20816
James E. Berry II
  President, Shading Concepts,                                                  GENERAL COUNSEL
  Drapery Manufacturing/Sales                                                   Hert, Baker & Koemel
Tom D. Berry                            SENIOR MANAGEMENT OF STILLWATER         222 E. 7th Avenue
  Investments                           NATIONAL BANK & TRUST COMPANY           Stillwater, OK 74074
Joe Berry Cannon
  Professor of Management,              Rick Green                              TRANSFER AGENTS AND REGISTRARS
  Oral Roberts University                 President and Chief Executive
  School of Business                      Officer                               Common Stock:
J. Berry Harrison                       Kerby E. Crowell, CPA                   Computershare Investor Services,
  Rancher                                 Executive Vice President and          LLC
Erd M. Johnson                            Chief Financial Officer               2 North LaSalle St.
  Petroleum Engineer &                  Jerry Lanier                            Chicago, IL 60602
  Operating Partner, Johnson              Executive Vice President and
  Oil Partnership                         Chief Lending Officer                 Trust Preferred Securities:
Betty B. Kerns                          Kimberly G. Sinclair                    State Street Bank and Trust
  Owner, Betty Kerns &                    Executive Vice President and          Company
  Associates, Government                  Chief Administrative Officer          Two International Place
  Relations Consulting                  Chuck Westerheide                       Boston, MA 02110
David P. Lambert                          Executive Vice President
  President, Lambert                      and Treasurer                         ANNUAL MEETING
  Construction Company                  Steve Gobel                             The 2003 Annual Meeting of
Linford R. Pitts                          Executive Vice President              Shareholders will be held on
  President, Stillwater Transfer &      John Frazee                             April 24, 2003 at 11:00 a.m. in the
  Storage Co.                             President, Kansas LPO                 Auditorium (Room 215) at the
Russell W. Teubner                      Rex E. Horning                          Stillwater Public Library, 1107 S.
  Founder and Director, Esker S.A.,       President, Stillwater Division        Duck, Stillwater, Oklahoma.
  Software                              Len McLaughlin
Stanley R. White                          President, Texas Division             ANNUAL REPORT ON FORM 10-K:
  President and Managing Director,      Joseph P. Root                          Copies of Southwest's Annual
  Tulsa and Eastern Region,               President, Central Oklahoma           Report on Form 10-K for the fiscal
  Stillwater National Bank                Division                              year ended December 31, 2002, as
  & Trust Co.                           Richard Webb                            filed with the Securities and
                                          President, Business Consulting        Exchange Commission, may be
                                          Group, Inc.                           obtained by shareholders as of the
                                        Stanley R. White                        record date for the Annual Meeting
                                          President and Managing Director,      at no charge by writing to Kerby E.
                                          Tulsa and Eastern Region              Crowell, Chief Financial Officer,
                                        Melanie Pitchford                       Southwest Bancorp, Inc., P.O. Box
                                          Vice President,                       1988, Stillwater, Oklahoma 74076
                                          Human Resources                       and are available via the Internet at
                                                                                www.oksb.com.


SOUTHWEST BANCORP, INC.              Corporate Headquarters
                                     P.O. Box 1988    608 S. Main Street
                                     Stillwater, Oklahoma 74076
                                     405-372-2230

STILLWATER NATIONAL BANK & TRUST COMPANY LOCATIONS
CORPORATE HEADQUARTERS              DRIVE-IN & MORTGAGE LENDING                 WATERFORD BRANCH
P.O. Box 1988                       P.O. Box 1988                               6301 Waterford Blvd.
608 S. Main Street                  308 S. Main Street                          Suite 101
Stillwater, Oklahoma 74076          Stillwater, Oklahoma 74076                  Oklahoma City,
405-372-2230                        405-372-2230                                Oklahoma 73118
                                                                                405-427-4000

CHICKASHA BRANCH                    TULSA UTICA BRANCH                          TULSA 61ST BRANCH
500 W. Grand Avenue                 P.O. Box 521500                             P.O. Box 521500
Chickasha, Oklahoma 73018           1500 S. Utica Avenue                        2431 E. 61st, Suite 170
405-427-4800                        Tulsa, Oklahoma 74152                       Tulsa, Oklahoma 74152
                                    918-523-3600                                918-523-3600

TEXAS BRANCH                        OPERATIONS CENTER                           KANSAS LOAN OFFICE
5300 Town and Country Blvd.         P.O. Box 1988                               8415 E. 21st Street North
Suite 100                           1624 Cimarron Plaza                         Suite 150
Frisco, Texas 75034                 Stillwater, Oklahoma 74076                  Wichita, Kansas 67206
972-624-2900                        405-372-2230                                316-315-1600

OSU-TULSA LOAN OFFICE               OUHSC LOAN OFFICE                           OSU-STILLWATER MARKETING OFFICE
North Hall                          1106 N. Stonewall                           P.O. Box 1988
700 N. Greenwood Avenue             Oklahoma City,                              Student Union, Room 150
Tulsa, Oklahoma 74106               Oklahoma 73190                              Stillwater, Oklahoma 74076
918-594-8581                        405-271-3113                                405-744-5961

OSU CAMPUS BRANCH BANK              WEBSITE ADDRESSES
P.O. Box 1988                       Stillwater National Bank & Trust Company:   www.banksnb.com
1102 W. Hall of Fame Avenue         Southwest Bancorp, Inc.:                    www.oksb.com
Stillwater, Oklahoma 74074
405-372-2230

STOCK INFORMATION
NASDAQ National Market Symbols:     Common Stock - OKSB                         Trust Preferred Securities - OKSBO
Number of common shareholders of record at February 25, 2003: 2,200

The following table sets forth the common stock dividends paid for each quarter during 2002 and 2001 and the range of high and low closing trade prices for the common stock for those periods.

                                                  2002                                       2001
                                    ----------------------------------------------------------------------------
                                                             Dividend                                   Dividend
                                     High         Low        Declared           High         Low        Declared
                                    ---------------------------------          ----------------------------------
For the Quarter Ending:
March 31                            $20.50       $17.61        $0.11           $15.33       $11.00        $0.08
June 30                              27.23        20.15         0.11            16.37        14.25         0.08
September 30                         27.02        23.80         0.11            19.13        14.83         0.08
December 31                          26.97        21.04         0.11            17.99        14.38         0.08