Form 10-K, Exhibit 13
period 2003-12-31
SOUTHWEST BANCORP INC
filed 2004-03-15
CIK 914374

EXHIBIT 13


       ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2003

     Southwest Bancorp, Inc. ("Southwest") is the financial holding company for Stillwater National Bank and Trust Company ("Stillwater National"), SNB Bank of Wichita ("SNB Wichita"), Business Consulting Group, Inc. ("BCG"), and Healthcare Strategic Support, Inc. ("HSSI"). Southwest is an independent company, not controlled by other organizations or individuals. Southwest pursues an established strategy of independent operation for the benefit of all of its shareholders.

     A substantial portion of Southwest's current business and focus for the future are services for local businesses, their primary employees, and other managers and professionals. Southwest seeks to be the premier financial services company for its selected markets. Information regarding Southwest can be retrieved via the Internet, at www.oksb.com. Southwest, Stillwater National, and SNB Wichita offer commercial and consumer lending, deposit, and investment services, and specialized cash management, consulting and other financial services from offices in Stillwater, Tulsa, Oklahoma City, and Chickasha, Oklahoma, Wichita, Kansas, and metropolitan Dallas, Texas; loan production offices on the campuses of Oklahoma State University-Tulsa and the University of Oklahoma Health Sciences Center-Oklahoma City; a marketing presence in the Student Union at Oklahoma State University-Stillwater; and on the Internet. Information regarding products and services of Stillwater National and SNB Wichita, including SNB DirectBanker(R), Southwest's online banking product, can be retrieved via the Internet, at www.banksnb.com and www.snbwichita.com. The Stillwater National and SNB Wichita websites and online banking technology are frequently updated in response to the changing needs of the large base of Internet banking customers.

     Southwest was organized in 1981 as the holding company for Stillwater National, which was chartered in 1894. At December 31, 2003, Southwest had total assets of $1.6 billion, deposits of $1.2 billion and shareholders' equity of $109.9 million.

LETTER TO SHAREHOLDERS FROM THE C.E.O.

February 27, 2003


     GOAL FOCUSED PERFORMANCE. At Southwest, we maintain an intense focus on specific performance goals designed to increase shareholder value. These goals include annual growth in diluted EPS and assets of at least 10% and geographic market share growth and expansion. In 2003, Southwest continued to focus on producing consistent current performance and building a basis for long-term growth.

o    Net Income:  $14.9 million, up 11%
o    Diluted earnings per share:  $1.22, up 10%
o    Book value per share:  $9.20, up 10%
o    Dividends per share:  $0.25, up 14%
o    Return on average equity of 14.59%, down slightly from 2002
o    Efficiency ratio of 54.95%, an improvement of approximately 2 basis points
o    Total loans of $1.31 billion, up $207.7 million, or 19%
o Allowance for loan losses of 1.21% of total loans, up from 1.08% at year-end 2002

     PERFORMANCE CONSISTENCY. We also focus on building a record of consistent performance. Our 2003 results are consistent with our overall historic trends, and built upon our 2002 performance, which included loan growth of 19% and efficiency improvements. Southwest became a public company in late 1993. Since year-end 1993, we have increased our net income and market value per share at compound rates of 13.50% and 15.97% per year, respectively; book value per share at 11.60% per year; diluted earnings per share at 26.26% per year; assets at 13.80% per year, and loans at 15.15% per year.

     MARKET AREA EXPANSION AND CORE GROWTH. During 2003, we continued a focus on two important markets--Dallas, Texas and Wichita, Kansas, where we established offices in 2002. These offices, SNB-DALLAS and SNB BANK OF WICHITA, are capitalizing on our strengths in serving medical, professional, and small business customers. We believe the early effectiveness of these offices demonstrates our ability to successfully expand and compete in carefully selected markets outside of Oklahoma, however, the majority of our operations and income continue to be Oklahoma based.

     STRATEGIC INITIATIVES. In 2003, we continued the development of other important strategic initiatives, including our DOWNSTREAM LOAN PARTICIPATIONS PROGRAM, our new HEALTHCARE LENDING GROUP, and HEALTHCARE STRATEGIC SUPPORT, INC., our new healthcare consulting firm. The loan participation program strategy was initiated in 2002, and has developed into a mechanism to serve our customers with large loan needs, manage concentration risk, provide liquidity, enhance net interest margin, and generate fee income. The healthcare industry is one of the top growth industries in our economy. Southwest has developed a specialty in serving the needs of the healthcare industry over a period of many years. The "Healthcare Lending Group" is a new strategy developed to concentrate resources on providing lending and other financial services for healthcare projects and providers in our primary market areas and other mid-west states. The experienced consultants of Healthcare Strategic Support, Inc. provide services to healthcare providers and facilities across our market areas.

     COMMITMENT TO OUR CUSTOMERS. We are strongly committed to delivery of services that "make our customers money." These services include BUSINESS MAIL PROCESSING, DOCUMENT IMAGING, and CASH MANAGEMENT/TREASURY

SERVICES. All these services are designed for the healthcare industry and other document-intensive businesses for use in providing measurable office management and cash management benefits, while allowing our customers to improve the quality of service to their patients, clients, and customers. They contribute to Southwest's ability to gain new noninterest-bearing deposits and to differentiate Southwest from its competitors.

     COMMITMENT TO OUR COMMUNITIES. We also remain committed to the communities we serve. Southwest supports local, state and national service organizations and the arts financially, by donating many hours of voluntary assistance, and by providing leadership in each of our geographic markets.

     The Board of Directors joins me in thanking you for your investment and support. We look forward to the future with high energy, a vision for success and dedication to achieve consistent performance and growth to increase the value of your investment in Southwest.

     Sincerely,

     /s/ Rick Green
     -------------------------------------
     Rick Green
     President and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents Southwest's selected consolidated financial information for each of the five years in the period ended December 31, 2003. The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements of Southwest, including the accompanying Notes, presented elsewhere in this report.

                                                                 For the Year Ended December 31,
                                                -------------------------------------------------------------------
                                                      2003          2002         2001          2000         1999
                                                -------------------------------------------------------------------
                                                          (dollars in thousands, except per share data)
OPERATIONS DATA
Interest income                                     $ 84,079      $ 76,495     $ 90,400      $ 97,274     $ 80,595
Interest expense                                      28,611        30,678       48,939        57,227       42,567
------------------------------------------------------------------------------------------------------------------
Net interest income                                   55,468        45,817       41,461        40,047       38,028
Provision for loan losses                              8,522         5,443        4,000         3,550        2,495
Gain on sales of loans and securities                  4,139         3,498        3,346         1,753        2,395
Other income                                          10,361         9,220        7,467         6,808        6,121
Other expenses                                        38,448        33,319       31,165        29,615       30,426
------------------------------------------------------------------------------------------------------------------
Income before taxes                                   22,998        19,773       17,109        15,443       13,623
Taxes on income                                        8,106         6,354        5,357         5,238        4,757
------------------------------------------------------------------------------------------------------------------
Net income available to common shareholders         $ 14,892      $ 13,419     $ 11,752      $ 10,205      $ 8,866
------------------------------------------------------------------------------------------------------------------


DIVIDENDS DECLARED
Common stock                                        $  2,959      $  2,533    $   1,826     $   1,678    $   1,601
Ratio of total dividends declared to net income        19.87%        18.87%       15.52%        16.44%       18.06%
PER SHARE DATA (1)
Basic earnings per common share                     $   1.26      $   1.17     $   1.03     $    0.89    $    0.74
Diluted earnings per common share                       1.22          1.11         1.00          0.88         0.73
Common stock cash dividends                             0.25          0.22         0.16          0.15         0.13
Book value per common share (2)                         9.20          8.35         7.47          6.44         5.52
Weighted average common shares outstanding:
      Basic                                       11,798,810    11,490,166   11,386,258    11,467,248   11,921,634
      Diluted                                     12,159,620    12,052,118   11,728,844    11,585,704   12,164,004
FINANCIAL CONDITION DATA (2)
Investment securities                               $204,266      $188,689     $227,346      $229,792     $211,682
Total loans (3)                                    1,308,836     1,101,112      931,046       912,550      852,808
Interest-earning assets                            1,514,314     1,292,232    1,160,478     1,142,945    1,064,496
Total assets                                       1,580,725     1,350,554    1,217,281     1,204,352    1,121,206
Interest-bearing deposits                          1,036,793       885,812      777,600       825,370      761,481
Total deposits                                     1,204,125     1,021,757      904,796       945,102      871,235
Other borrowings                                     183,850       199,282      195,367       150,498      151,820
Subordinated debentures                               72,180        25,787       25,787        25,787       25,787
Total shareholders' equity (4)                       109,935        96,372       85,125        73,239       64,254
Mortgage servicing portfolio                         124,366       107,733       91,120        94,545      109,297
SELECTED RATIOS
Return on average assets                               0.99%         1.05%        0.96%         0.87%        0.84%
Return on average equity                               14.59         14.94        14.87         14.89        13.83
Net interest margin                                     3.80          3.75         3.53          3.57         3.82
Efficiency ratio (5)                                   54.95         56.92        59.62         60.93        65.37
Average assets per employee (6)                    $   4,382     $   3,938    $   3,919     $   3,783    $   3,478

                                                                               At December 31,
                                                      -------------------------------------------------------------------
                                                            2003          2002         2001          2000         1999
                                                      -------------------------------------------------------------------
                                                                (dollars in thousands, except per share data)
ASSET QUALITY RATIOS
Allowance for loan losses to total loans (2)                  1.21%         1.08%        1.23%         1.33%        1.31%
Nonperforming loans to total loans (2)(7)                     1.22          1.17         0.99          1.32         0.63
Allowance for loan losses to nonperforming loans             99.59         92.11       124.56        100.71       207.26
  (2)(7)
Nonperforming assets to total loans and other real
  estate owned (2)(8)                                         1.34          1.24         1.06          1.45         0.83
Net loan charge-offs to average total loans                   0.36          0.50         0.49          0.29         0.21
CAPITAL RATIOS
Average total shareholders' equity to average assets          6.75          7.04         6.44          5.81         6.10
Tier I capital to risk-weighted assets (2)                   11.13         10.38        11.15         10.36         9.76
Total capital to risk-weighted assets (2)                    14.90         11.42        12.34         11.68        11.34
Leverage ratio (2)                                            9.32          8.99         8.84          8.08         8.06

(1) All share and per share information has been restated to reflect the three-for-two stock split effected in the form of a stock dividend paid August 29, 2001 and the two-for-one stock split effected in the form of a stock dividend paid August 29, 2003.
(2)  At period end.
(3) Net of unearned discounts but before deduction of allowance for loan losses.
(4) Reflects the public offering of 250,000 shares of common stock in May 1999, and repurchases of common shares in 1999, 2000, 2001 and 2002. Please see note 8 to the consolidated financial statements.
(5) The efficiency ratio = other expenses/(net interest income + total other income) as shown on the consolidated statements of operations. This ratio has not been adjusted to remove any income or expense recorded under accounting principles generally accepted in the United States.
(6) Ratio = year-to-date average assets divided by the number of FTE employees at year-end.
(7) Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and loans with restructured terms. (8) Nonperforming assets consist of nonperforming loans and foreclosed assets.

FORWARD-LOOKING STATEMENTS

     The Letter from the President and Chief Executive Officer, Management's Discussion and Analysis of Financial Condition and Results of Operations, and other portions of this annual report include forward-looking statements such as: statements of Southwest's goals, intentions, and expectations; estimates of risks and of future costs and benefits; assessments of loan quality, probable loan losses, liquidity, off-balance sheet arrangements, contractual obligations, and market or interest rate risk; and statements of Southwest's ability to achieve financial and other goals. These forward-looking statements are subject to significant uncertainties because they are based upon: the amount and timing of future changes in interest rates and other economic conditions; future laws, regulations and accounting principles; and a variety of other matters. Because of these uncertainties, the actual future results may be materially different from the results indicated by these forward-looking statements. In addition, Southwest's past growth and performance do not necessarily indicate its future results.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

     Southwest Bancorp, Inc.'s ("Southwest") net income, diluted earnings per share, loans, deposits, and assets reached their highest levels in our history. The earnings growth was driven by a substantial (19%) increase in total loans, which led to an improved margin, and to an increase in other income (up 14%) due mainly to greater service charges and fees and gains on sales of loans, offset in part by a 57% higher provision for loan losses and greater operating expenses (up 15%) and income taxes (up 28%).

o Net income for 2003 was $14.9 million, up from $13.4 million in 2002 and $11.8 million in 2001.
o Diluted earnings per common share increased to $1.22 in 2003, compared to $1.11 in 2002 and $1.00 in 2001.
o Total assets at year-end 2003 increased 17%, ending the year at $1.58 billion compared to $1.35 billion at year-end 2002 and $1.22 billion for 2001.
o Total loans grew to $1.31 billion at December 31, 2003, compared to $1.10 billion for 2002, and $931.0 million for 2001.
o Total shareholders' equity at year-end increased 14% to $109.9 million for 2003 compared to $96.4 million for 2002 and $85.1 million for 2001.

     On August 29, 2001, Southwest effected a 3:2 stock split of its common stock in the form of a dividend of 2,040,465 shares. On August 29, 2003, Southwest effected a 2:1 stock split of its common stock in the form of a dividend of 6,121,521 shares. All share and per share amounts in this annual report have been retroactively restated to reflect these stock splits.

     Although Southwest had a share repurchase program in effect during 2003, no shares were repurchased.

RESULTS OF OPERATIONS

     For the year ended December 31, 2003, Southwest reported net income of $14.9 million, a $1.5 million, or 11%, increase over the $13.4 million earned in 2002. Basic earnings per common share increased by 8% to $1.26 per share for 2003 from $1.17 per share for 2002. Diluted earnings per common share increased by 10% to $1.22 per share for 2003 from $1.11 per share for 2002.

     Significant growth in loans, which was funded by growth in deposits, other borrowings and two new issuances of subordinated debentures, was the primary factor contributing to Southwest's performance in 2003. The low and relatively flat interest rate environment was also a factor as higher rate deposits matured and were renewed or replaced by lower rate deposits, which reduced interest expense for 2003 as compared to 2002. However, new loans and refinancings were added at the lower rates prevailing in the market, reducing interest income so that the net effect of rate changes on net interest margin was slightly negative.

     For the year ended December 31, 2002, Southwest reported net income of $13.4 million, a $1.7 million, or 14%, increase over the $11.8 million earned in 2001. Basic earnings per common share increased by 14% to $1.17 per share for 2002 from $1.03 per share for 2001. Diluted earnings per common share increased by 11% to $1.11 per share for 2002 from $1.00 per share for 2001.

     These factors are discussed in more detail in the sections that follow.


COMPARISON SUMMARY                                                  2003 Change                 2002 Change
NET INTEREST MARGIN                                        2003      From 2002         2002      From 2001        2001
--------------------------------------------------------------------------------------------------------------------------
                                                                 (dollars in thousands, except per share data)
OPERATIONS DATA
Interest income                                           $ 84,079     $  7,584       $ 76,495   $ (13,905)      $ 90,400
Interest expense                                            28,611       (2,067)        30,678     (18,261)        48,939
--------------------------------------------------------------------------------------------------------------------------
Net interest income                                         55,468         9,651        45,817        4,356        41,461
Provision for loan losses                                    8,522         3,079         5,443        1,443         4,000
Gain on sales of loans and securities                        4,139           641         3,498          152         3,346
Other income                                                10,361         1,141         9,220        1,753         7,467
Other expenses                                              38,448         5,129        33,319        2,154        31,165
--------------------------------------------------------------------------------------------------------------------------
Income before taxes                                         22,998         3,225        19,773        2,664        17,109
Taxes on income                                              8,106         1,752         6,354          997         5,357
--------------------------------------------------------------------------------------------------------------------------
Net income                                                $ 14,892     $   1,473      $ 13,419    $   1,667      $ 11,752
--------------------------------------------------------------------------------------------------------------------------

PER SHARE DATA
Basic earnings per common share                           $   1.26     $    0.09      $   1.17    $    0.14      $   1.03
Diluted earnings per common share                             1.22          0.11          1.11         0.11          1.00
FINANCIAL CONDITION DATA - AVERAGES
Investment securities                                     $191,276     $ (16,739)     $208,015    $ (25,671)     $233,686
Total loans                                              1,269,216       256,729     1,012,487       74,209       938,278
Interest-earning assets                                  1,461,584       238,418     1,223,166       49,990     1,173,176
Total assets                                             1,511,739       235,795     1,275,944       49,408     1,226,536
Interest-bearing deposits                                1,021,315       159,156       862,159       52,455       809,704
Total deposits                                           1,160,376       179,816       980,560       60,418       920,142
Other borrowings                                           200,473        34,728       165,745      (20,364)      186,109
Subordinated debentures                                     42,042        16,255        25,787            -        25,787
Total shareholders' equity                                 102,046        12,201        89,845       10,799        79,046
SELECTED RATIOS
Return on average assets                                      0.99%        -0.06%         1.05%        0.09%         0.96%
Return on average total shareholders' equity                 14.59         (0.35)        14.94         0.07         14.87
Net interest margin                                           3.80          0.05          3.75         0.22          3.53
ASSET QUALITY RATIOS
Allowance for loan losses to total loans                      1.21%         0.13%         1.08%       -0.15%         1.23%
Nonperforming loans to total loans                            1.22          0.05          1.17         0.18          0.99
Allowance for loan losses to nonperforming loans             99.59          7.48         92.11       (32.45)       124.56
Nonperforming assets to total loans and other real            1.34          0.10          1.24         0.18          1.06
estate
Net loan charge-offs to average total loans                   0.36        (0.14)          0.50         0.01          0.49

NET INTEREST INCOME

     Net interest income is the difference between interest income on earning assets, such as loans and investment securities, and interest expense on liabilities, such as deposits and borrowings, which are used to fund those assets. Net interest income is Southwest's largest source of revenue, representing 79% of total revenue in 2003. Net interest margin is net interest income as a percentage of average earning assets for the period. This measure is followed closely by the analyst community. Net interest income and net interest margin increase or decrease as a result of changes in the levels of interest rates, the volume and the mix of earning assets and interest-bearing liabilities, and the percentage of interest-earning assets funded by noninterest-bearing funding sources.

     Net interest income for 2003 was $55.5 million, an increase of $9.7 million, or 21%, from the $45.8 million earned in 2002. The net interest margin was 3.80% for the year ended December 31, 2003, an increase of five basis points from 2002.

     The 2003 increase in net interest income and net interest margin from 2002 is the result of the significant increase in interest-earning assets, the reduction in interest expense due to the lower and relatively flat interest rate environment experienced during 2003, and a slightly higher use of noninterest-bearing funds.

     Net interest income for 2002 increased by $4.4 million, or 11%, from the $41.5 million for 2001, while 2002 net interest margin improved by 22 basis points from the 2001 level of 3.53%. These increases resulted from the 2002 loan growth and an improved interest rate spread.

     Interest rate spread, which represents the difference between the rate earned on interest-earning assets and the rates paid out on interest-bearing liabilities, was 3.49% for 2003 compared to 3.34% for 2002 and 2.92% for 2001.

     Southwest has also seen significant growth in money market deposit accounts which are a low rate funding source compared to time deposits and other borrowings. The average balance of money market deposit accounts increased to $336.3 million in 2003 from $211.9 million in 2002 and $130.8 million in 2001.

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

     This table shows a shift in the composition of Southwest's interest-earning assets over the periods toward a higher level of loans and a lower level of investment securities while the composition of interest-bearing liabilities changed as Southwest increased noninterest-bearing and money market deposits. The changes in the composition of interest-earning assets and their funding sources reflect market demand and management's efforts to maximize net interest margin while controlling interest rate, credit and other risks.


                                                                       For the Year Ended December 31,
                                           -------------------------------------------------------------------------------------
                                                       2003                        2002                        2001
                                           ----------------------------- -------------------------- ----------------------------
                                                       Interest   (1)              Interest   (1)              Interest   (1)
                                             Average   Income/  Yield/   Average   Income/  Yield/  Average   Income/   Yield/
                                             Balance   Expense   Rate    Balance   Expense   Rate   Balance   Expense    Rate
                                           ----------------------------- -------------------------- ----------------------------
                                                                          (dollars in thousands)
ASSETS
INTEREST-EARNING ASSETS:
Total loans                                  $1,269,216 $76,115    6.00%  $1,012,487 $65,503   6.47% $ 938,278   $76,850    8.19%
Investment securities                           191,276   7,954    4.16      208,015  10,948    5.26   233,686    13,509    5.78
Other interest-earning assets                     1,092      10    0.92        2,664      44    1.65     1,212        41    3.38
--------------------------------------------------------------------------------------------------------------------------------
      Total interest-earning assets           1,461,584  84,079    5.75    1,223,166  76,495    6.25 1,173,176    90,400    7.71
NONINTEREST-EARNING ASSETS:
Other assets                                     50,155                       52,778                    53,360
-------------------------------------------------------------------------------------------------------------------------------
      Total assets                           $1,511,739                   $1,275,944                $1,226,536
--------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND
SHAREHOLDERS' EQUITY
INTEREST-BEARING LIABILITIES:
Interest-bearing demand                        $ 56,011   $ 355    0.63%    $ 52,096   $ 372   0.71%  $ 49,156     $ 809    1.65%
Money market accounts                           336,274   5,237    1.56      211,883   4,305    2.03   130,828     4,386    3.35
Savings accounts                                  6,608      17    0.26        5,702      25    0.44     5,361        79    1.47
Time deposits                                   622,422  15,036    2.42      592,478  18,749    3.16   624,359    33,497    5.37
--------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing deposits         1,021,315  20,645    2.02      862,159  23,451    2.72   809,704    38,771    4.79
Other borrowings (2)                            200,473   4,887    2.44      165,745   4,829    2.91   186,109     7,770    4.17
Subordinated debentures                          42,042   3,079    7.32       25,787   2,398    9.30    25,787     2,398    9.30
--------------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities      1,263,830  28,611    2.26    1,053,691  30,678    2.91 1,021,600    48,939    4.79
                                                       -----------------           ----------------           ------------------
NONINTEREST-BEARING LIABILITIES:
Noninterest-bearing demand                      139,061                      118,401                   110,438
Other noninterest-bearing liabilities             6,802                       14,007                    15,452
Shareholders' equity                            102,046                       89,845                    79,046
--------------------------------------------------------------------------------------------------------------------------------
      Total liabilities and                  $1,511,739                   $1,275,944                $1,226,536
      shareholders' equity
--------------------------------------------------------------------------------------------------------------------------------
      Net interest income                               $55,468                      $45,817                     $41,461
--------------------------------------------------------------------------------------------------------------------------------
      Interest rate spread                                         3.49%                        3.34%                       2.92%
--------------------------------------------------------------------------------------------------------------------------------
      Net interest margin (3)                                      3.80%                        3.75%                       3.53%
--------------------------------------------------------------------------------------------------------------------------------
      Ratio of average interest-earning
      assets to average interest-bearing                          115.65%                     116.08%                     114.84%
         liabilities
--------------------------------------------------------------------------------------------------------------------------------

(1) Yields, net interest spreads, and net interest margins are calculated using income recorded in accordance with accounting principals generally accepted in the United States ("GAAP"), and are not shown on the higher, non-GAAP tax-equivalent basis.
(2) The fluctuation in other borrowings resulted mainly from changes in Federal Home Loan Bank borrowings.
(3) Net interest margin = net interest income / total interest-earning assets.

PROVISION FOR LOAN LOSSES

     Southwest makes provisions for loan losses in amounts necessary to maintain the allowance for loan losses at the level Southwest determines is appropriate based on a systematic methodology. The allowance is based on careful, continuous review and evaluation of the loan portfolio and ongoing, quarterly assessments of the probable losses inherent in the loan and lease portfolio and unused commitments to provide financing. Southwest's systematic methodology for assessing the appropriateness of the allowance includes determination of a formula allowance, specific allowances and a general allowance. The formula allowance is calculated by applying loss factors to corresponding categories of outstanding loans and leases. Loss factors generally are based on Southwest's historical loss experience in the various portfolio categories over the prior eighteen months or twelve months, but may be adjusted for categories where eighteen and twelve month loss experience is historically unusual. The use of these loss factors is intended to reduce the differences between estimated losses inherent in the portfolio and observed losses. Formula allowances also are established by loan grade for loans that do not have specific allowances according to the application of credit risk factors. These factors are set by management to reflect its assessment of the relative level of risk inherent in each grade. Specific allowances are established in cases where management has identified significant conditions or circumstances related to individual loans that management believes indicate the probability that losses may be incurred in an amount different from the amounts determined by application of the formula allowance. Specific allowances include amounts related to loans that are identified for evaluation of impairment, which is based on discounted cash flows using each loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. All of Southwest's nonaccrual loans are considered to be impaired loans. The general allowance is based upon management's evaluation of various factors that are not directly measured in the determination of the formula and specific allowances. These factors may include general economic and business conditions affecting lending areas, credit quality trends (including trends in delinquencies and nonperforming loans expected to result from existing conditions), loan volumes and concentrations, specific industry conditions within portfolio categories, recent loss experience in particular loan categories, duration of the current business cycle, bank regulatory examination results, findings of internal credit examiners, and management's judgment with respect to various other conditions including credit administration and management and the quality of risk identification systems. Management reviews these conditions quarterly. Based upon this review, management established an allowance of $15.8 million, or 1.21% of total loans, at December 31, 2003 compared to an allowance of $11.9 million, or 1.08% of total loans, at December 31, 2002. This represents an annual increase in the allowance of $4.0 million, or 33%, from year-end 2002. At December 31, 2003, total nonperforming loans were $15.9 million, or 1.22% of total loans, compared to $12.9 million, or 1.17% of total loans, at December 31, 2002. The government-guaranteed portions of year-end nonperforming loans were $2.7 million for 2003 and $1.0 million for 2002. The allowance for loan losses equaled 99.59% of nonperforming loans at December 31, 2003 compared to 92.11% at December 31, 2002. During 2003, 2002, and 2001, the provisions for loan losses were $8.5 million, $5.4 million, and $4.0 million, respectively, while net charge-offs were $4.6 million, $5.0 million, and $4.6 million, respectively.

     From time to time, Southwest has incurred losses on commercial loans due to fraud by borrowers. In a number of these instances, the loans have not been recognized as problem or potential problem loans until a short time before the probable loss has been discovered. During the fourth quarter of 2003, Southwest established a fraud by borrowers allocation applicable to commercial loans based upon an analysis of the historical amount and frequency of such losses, and adjusted the twelve and eighteen month loss experience ratios to remove the effect of fraud losses. There were no other changes in estimation methods or assumptions that affected the methodology for assessing the appropriateness of the allowance during the year 2003. Southwest determined the level of the allowance for loan losses at December 31, 2003, was appropriate, based on that methodology.

     Both the dollar amount and the percentage of the allowance to loans increased during 2003. The increase was primarily the result of increases in nonperforming loans, increased allocations on impaired loans, and increases in loan categories with relatively higher historical loss experience. The allowance allocations for commercial business, commercial mortgage, and commercial construction loans showed the largest increases, due primarily to the fraud allocation relating to commercial loans and volume increases in other categories. The allocation for residential mortgage loans declined as a result of lower volume. At December 31, 2003, the general allowance of $1.3 million was approximately the same as at year-end 2002, but accounted for 8% of the total allowance, down from 11% from the prior year.

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

     The following table shows the amounts of nonperforming assets at the end of the periods indicated.

                                                                            At December 31,
                                                        --------------------------------------------------------
                                                          2003        2002       2001        2000       1999
                                                        --------------------------------------------------------
                                                                        (dollars in thousands)
Total nonaccrual                                          $14,530     $11,455     $7,291      $3,138     $5,205
Total past due 90 days or more                              1,384       1,452      1,935         208        194
Total restructured                                             --          --         --       8,694          -
----------------------------------------------------------------------------------------------------------------
      Total nonperforming loans                            15,914      12,907      9,226      12,040      5,399
Other real estate owned                                     1,699         747        640       1,225      1,729
----------------------------------------------------------------------------------------------------------------
      Total nonperforming assets                          $17,613     $13,654     $9,866     $13,265     $7,128
----------------------------------------------------------------------------------------------------------------

Nonperforming loans to total loans                           1.22%       1.17%      0.99%       1.32%      0.63%
Allowance for loan losses to nonperforming loans            99.59%      92.11%    124.56%     100.71%    207.26%
Government-guaranteed portion of nonperforming loans      $ 2,694     $ 1,017     $  905      $  200     $  585

     The following table analyzes Southwest's allowance for loan losses for the periods indicated.

                                                             For the Year Ended December 31,
                                                 --------------------------------------------------------
                                                    2003       2002       2001        2000       1999
                                                 --------------------------------------------------------
                                                                 (dollars in thousands)
Balance at beginning of period                      $11,888    $11,492    $12,125     $11,190    $10,401

LOANS CHARGED-OFF:
Real estate mortgage                                    717        777        445         563        307
Real estate construction                                  3         --         99       1,083         10
Commercial                                            3,915      4,248      4,364       1,170      1,229
Installment and consumer                                442        371        621         474        802
---------------------------------------------------------------------------------------------------------
Total charge-offs                                     5,077      5,396      5,529       3,290      2,348
---------------------------------------------------------------------------------------------------------

RECOVERIES:
Real estate mortgage                                    173         93         54         155         30
Real estate construction                                 --         --         22          --         --
Commercial                                              230        107        574         360        382
Installment and consumer                                112        149        246         160        230
---------------------------------------------------------------------------------------------------------
Total recoveries                                        515        349        896         675        642
---------------------------------------------------------------------------------------------------------

Net loans charged-off                                 4,562      5,047      4,633       2,615      1,706
Provision for loan losses                             8,522      5,443      4,000       3,550      2,495
---------------------------------------------------------------------------------------------------------
Balance at end of period                            $15,848    $11,888    $11,492     $12,125    $11,190
---------------------------------------------------------------------------------------------------------

Ratio of allowance for loan losses to total loans:
      Average                                          1.25%      1.17%      1.22%       1.35%      1.38%
      End of period                                    1.21       1.08       1.23        1.33       1.31
Ratio of net charge-offs to average total loans
      during the period                                0.36       0.50       0.49        0.29       0.21

OTHER INCOME

     Other income was $14.5 million for 2003, up 14% when compared with 2002. Other income increased by 18% in 2002. Growth in other income for the periods presented in the table below occurred primarily in two areas: service charges and fees on deposit accounts and gain on sales of loans.


COMPARISON SUMMARY                                            2003 Change               2002 Change
OTHER INCOME                                        2003       From 2002       2002      From 2001      2001
--------------------------------------------------------------------------------------------------------------
                                                                  (dollars in thousands)
Service charges and fees on deposit accounts      $ 9,293      $ 1,077       $ 8,216      $ 1,483     $ 6,733
Other noninterest income                            1,068           64         1,004          270         734
Gain on sales of loans                              4,111          941         3,170          191       2,979
Gain on sales of investment securities                 28        (300)           328         (39)         367
--------------------------------------------------------------------------------------------------------------
      Total other income                          $14,500      $ 1,782       $12,718      $ 1,905     $10,813
--------------------------------------------------------------------------------------------------------------


     Service charges and fees on deposit accounts increased $1.1 million, or 13%, compared to the prior year due to increased volumes in consumer deposit accounts and higher revenues on commercial deposit accounts. The higher revenues resulted primarily from a lower earnings credit rate. The earnings credit rate is the value given to deposits maintained by commercial customers. In a lower rate environment, deposit balances are not as valuable because of a lower earnings credit rate. This results in customers paying for most of their services through fees rather than through the use of deposit balances. In 2002, service charges and fees on deposit accounts increased $1.5 million, or 22%, from 2001, also due to increased consumer deposit volume and a lower earnings credit rate compared to the prior year. Service charges and fees also benefited from increases in revenue from Southwest's multi-state ATM network. Non-customer ATM fees and interchange fees received based on the transactions of these ATM machines increased $322,000 in 2003 and $498,000 in 2002. At December 31, 2003, Southwest operated 262 ATM machines in 24 states.

     Other noninterest income increased $64,000 in 2003. This was due primarily to additional consulting fee income generated by Southwest's subsidiary, HSSI, which was established during the first quarter of 2003. Consulting fee income increased from $371,000 in 2002 to $456,000 in 2003. During the second quarter of 2003, SNB Insurance Agency, Inc., a subsidiary of Stillwater National, was established to provide the ability to market annuity products. Sales of these annuity products generated $106,000 in other income that did not exist in prior years. These increases in other noninterest income were partially offset by a $53,000 reduction in credit card income.

     Gain on sale of loans increased $941,000, or 30%, in 2003. Proceeds from sales of government-guaranteed student loans increased to $278.1 million in 2003 from $117.7 million in 2002 and $84.7 million in 2001. This dramatic increase in student loan volumes can be attributed to the escalation of loans produced through agreements with the Student Loan Marketing Association ("SLMA"). These loans have typically been sold at the time the student withdraws from school, however, an increasing number of student loans are now being sold at the time the loan becomes fully disbursed, which could be within 90 to 180 days of origination. Proceeds from sales of residential mortgage loans increased from $118.9 million in 2001 to $133.2 million in 2002 and to $177.4 million in 2003. Sales of residential mortgages increased in 2002 and 2003 as a result of reduced interest rates, which increased refinancings and overall originations. Southwest typically sells residential mortgages within thirty days of origination.

OTHER EXPENSE

     Other expense was $38.4 million for 2003, which was an increase of $5.1 million, or 15%, from 2002. Other expense increased $2.2 million, or 7%, from 2001.


COMPARISON SUMMARY                               2003 Change               2002 Change
OTHER EXPENSE                          2003       From 2002       2002      From 2001      2001
-------------------------------------------------------------------------------------------------
                                                     (dollars in thousands)
Salaries and employee benefits       $19,792       $ 2,624      $17,168      $ 1,374     $15,794
Occupancy                              8,107           988        7,119          513       6,606
FDIC and other insurance                 340            54          286            6         280
Other real estate                        215           213            2         (55)          57
General and administrative             9,994         1,250        8,744          316       8,428
-------------------------------------------------------------------------------------------------
      Total other expense            $38,448       $ 5,129      $33,319      $ 2,154     $31,165
-------------------------------------------------------------------------------------------------

     Salaries and employee benefits increased $2.6 million, or 15%, in 2003 and $1.4 million, or 9%, in 2002 primarily as a result of employees hired to staff the offices opened in the Dallas, Texas metropolitan area and Wichita, Kansas, and the hiring of employees for HSSI, as well as normal increases in salaries and benefits of existing staff.

     Occupancy expense increased $988,000, or 14%, in 2003 and $513,000, or 8%, in 2002 due to the expenses related to opening the new offices in Texas and Kansas, and the furniture and equipment costs related to those offices. Data processing costs related to government-guaranteed student loans increased $456,000 in 2003 and $183,000 in 2002, which also contributed to the increase in occupancy expense.

     General and administrative expense increased $1.3 million, or 14%, in 2003 and $316,000, or 4%, in 2002. Amortization costs related to originated mortgage service rights increased $251,000 in 2003 and $24,000 in 2002; this increase is related to the increase in residential mortgage loan originations discussed earlier. Postage and freight expense increased $228,000 in 2003 and $115,000 in 2002 due to additional courier costs required to transport documents between offices and items to be processed to their respective processing centers. Loan costs incurred in the origination of loans that are not paid by the customer increased $142,000 in 2003 after declining $42,000 in 2002. Fees paid to SLMA for the origination of government-guaranteed student loans increased $268,000 in 2003 and $23,000 in 2002.


CONTRIBUTION OF OPERATING SEGMENTS
FOR THE YEARS ENDED DECEMBER 31,                     2003             2002                2001
--------------------------------------------------------------------------------------------------
(Dollars in thousands)
Oklahoma banking                                    $10,691          $10,608             $ 8,034
Other states banking                                  1,816             (157)                 --
Secondary market                                      5,560            2,984               2,344
Other operations                                     (3,175)             (16)              1,374
--------------------------------------------------------------------------------------------------
    Consolidated net income                         $14,892          $13,419             $11,752


OPERATING SEGMENTS

     Southwest has three reportable operating segments: Oklahoma banking operations; other states banking operations; and loans originated for sale in the secondary market ("secondary market"). These business units were identified through the products and services that are offered within each unit and the geographic area they serve.

     The segment disclosures above and in Note 16 to the Consolidated Financial Statements show that, although the Oklahoma banking and secondary market segments provide the significant majority of consolidated interest income and net income, the new, other states banking segment, consisting of the Texas and Kansas operations, began to contribute a significant percentage of consolidated interest income and net income in 2003, and by year-end 2003 accounted for approximately $231.0 million, or 15%, of total assets.

     The segment disclosures are based upon a number of assumptions and allocations of expense. Southwest allocates resources and evaluates performance of its segments after allocation of funds, indirect expenses, taxes and capital costs. The funds management unit is included in the other operations segment. The cost of funds borrowed from the funds management unit by the operating segments is transfer priced at Southwest's incremental borrowing rates.

     The value of funds provided by the operating segments to the funds management unit is based on blended borrowing rates which include core deposits and borrowings from the Federal Home Loan Bank and other wholesale sources. Deposit accounts with indeterminate maturities, such as demand deposit accounts and interest-bearing transaction accounts, are transfer priced based on the expected duration of the accounts. The expected duration ranges from two to three years.

     Please also see "Note 16. Operating Segments" to the Consolidated Financial Statements on page 45 of this report.

TAXES ON INCOME

     Southwest's income tax expense for fiscal years 2003, 2002, and 2001 was $8.1 million, $6.4 million, and $5.4 million, respectively. Southwest's effective tax rates have been lower than statutory federal and state statutory rates primarily because of tax-exempt income on municipal obligations and loans and the organization in July 2001 of a real estate investment trust as well as tax credits generated by certain lending and investment activities.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                 For the Quarter Ended
                                                 ------------------------------------------------------
                                                  12-31-03      09-30-03      06-30-03      03-31-03
                                                 ------------------------------------------------------
                                                     (dollars in thousands, except per share data)
OPERATIONS DATA
Interest income                                      $21,791       $21,176       $21,313       $19,799
Interest expense                                       7,107         6,974         7,308         7,222
-------------------------------------------------------------------------------------------------------
Net interest income                                   14,684        14,202        14,005        12,577
Provision for loan losses                              2,074         2,726         2,000         1,722
Gain on sales of securities and loans                    954         1,159         1,087           939
Other income                                           2,675         2,632         2,511         2,543
Other expenses                                        10,360         9,901         9,293         8,894
-------------------------------------------------------------------------------------------------------
Income before taxes                                    5,879         5,366         6,310         5,443
Taxes on income                                        1,956         1,943         2,277         1,930
-------------------------------------------------------------------------------------------------------
Net income                                           $ 3,923       $ 3,423       $ 4,033       $ 3,513
-------------------------------------------------------------------------------------------------------
PER SHARE DATA (1)

Basic earnings per common share                        $0.33         $0.30         $0.33         $0.30
Diluted earnings per common share                       0.32          0.28          0.33          0.29
Dividends declared per common share                     0.06          0.06          0.06          0.06
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic                                             11,905,084    11,839,891    11,792,068    11,654,998
Diluted                                           12,329,963    12,398,000    12,199,100    12,124,972

                                                                 For the Quarter Ended
                                                 ------------------------------------------------------
                                                    12-31-02      09-30-02      06-30-02      03-31-02
                                                 ------------------------------------------------------
                                                     (dollars in thousands, except per share data)
OPERATIONS DATA
Interest income                                      $19,023       $19,138       $19,371       $18,963
Interest expense                                       7,377         7,695         7,687         7,919
-------------------------------------------------------------------------------------------------------
Net interest income                                   11,646        11,443        11,684        11,044
Provision for loan losses                              1,348         1,570         1,275         1,250
Gain on sales of securities and loans                  1,141         1,155           556           646
Other income                                           2,561         2,371         2,268         2,020
Other expenses                                         8,973         8,389         8,146         7,811
-------------------------------------------------------------------------------------------------------
Income before taxes                                    5,027         5,010         5,087         4,649
Taxes on income                                        1,538         1,561         1,684         1,571
-------------------------------------------------------------------------------------------------------
Net income                                           $ 3,489       $ 3,449       $ 3,403       $ 3,078
-------------------------------------------------------------------------------------------------------
PER SHARE DATA (1)
Basic earnings per common share                        $0.30         $0.30         $0.30         $0.27
Diluted earnings per common share                       0.29          0.28          0.28          0.26
Dividends declared per common share                     0.06          0.06          0.06          0.06
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic                                             11,540,294    11,548,214    11,465,178    11,404,852
Diluted                                           12,094,604    12,157,716    12,059,904    11,865,028

(1) All share and per share information has been restated to reflect the two-for-one stock split effected in the form of a stock dividend paid August 29, 2003.

FINANCIAL CONDITION

     Southwest's total assets increased by $230.2 million, or 17%, from $1.35 billion at December 31, 2002 to $1.58 billion at December 31, 2003 after increasing by $133.3 million, or 11%, between December 31, 2001 and 2002. The growth in assets in 2003 was primarily attributable to the $207.7 million, or 19%, increase in total loans.

     Southwest's investment securities increased by $15.6 million, or 8%, to $204.3 million at December 31, 2003, from $188.7 million at December 31, 2002 after decreasing by $38.6 million, or 17%, in 2002. The increase in 2003 came primarily from U.S. government and federal agency securities, which increased $48.9 million, or 47%, in 2003. Southwest's investments in Federal Reserve Bank and Federal Home Loan Bank stock also increased during 2003. Decreases occurred during the same period in Southwest's investment in mortgage-backed securities, which decreased $22.1 million, or 53%, tax-exempt municipal securities, which decreased $12.7 million, or 46%, and other investment securities, which decreased $825,000, or 14%.

     Total loans were $1.31 billion at December 31, 2003, an increase of $207.7 million, or 19%, compared to December 31, 2002. All categories of loans increased, except one-to-four family residential mortgages and consumer loans. The allowance for loan losses increased by $4.0 million, or 33%, from December 31, 2002 to December 31, 2003. At December 31, 2003, the allowance for loan losses was $15.8 million, or 1.21% of total loans, compared to $11.9 million, or 1.08% of total loans, at December 31, 2002. (See "Provision for Loan Losses" on page 10.)

     Southwest's total assets increased by $133.3 million, or 11%, to $1.35 billion at December 31, 2002 from $1.22 billion at December 31, 2001. The growth in assets in 2002 was primarily attributable to the $170.1 million, or 18%, increase in total loans.

     Southwest's investment securities decreased by $38.6 million, or 17%, to $188.7 million at December 31, 2002 from $227.3 million at December 31, 2001. The decline in 2002 came primarily from mortgage-backed securities, which decreased $28.9 million, or 41%. Decreases also occurred during the same period in Southwest's investment in U.S. government and agency securities, which decreased $1.0 million, or 1%, tax-exempt municipal securities, which decreased $9.2 million, or 25%, and the investment in Federal Home Loan Bank stock, which decreased $861,000, or 10%. These reductions in investment securities were partially offset by a $1.3 million, or 28%, increase in other investment securities.

     Total loans were $1.10 billion at December 31, 2002, an increase of $170.1 million, or 18%, compared to December 31, 2001. All categories of loans increased, except one-to-four family residential mortgages and consumer loans. The allowance for loan losses increased by $396,000, or 3%, during 2002. At December 31, 2002, the allowance for loan losses was $11.9 million, or 1.08% of total loans, compared to $11.5 million, or 1.23% of total loans, at December 31, 2001. (See "Provision for Loan Losses" on page 10.)

CAPITAL RESOURCES

     At December 31, 2003, total shareholders' equity was $109.9 million compared to $96.4 million at December 31, 2002. Earnings, net of common dividends, contributed $11.9 million to shareholders' equity. Sales of common stock through the dividend reinvestment plan, the employee stock purchase plan and the employee stock option plan contributed an additional $3.5 million to shareholders' equity in 2003, including tax benefits realized by Southwest relating to option exercises. Under accounting principles generally accepted in the United States, these tax benefits increase shareholders' equity, but do not affect net income. Net unrealized holding gains (losses) on investment securities available for sale (net of tax) decreased to a gain of $360,000 at December 31, 2003 compared to $2.2 million at December 31, 2002. Although Southwest had share repurchase plans in place during 2003, no shares were repurchased during the year. Repurchases of an additional 592,000 shares may be made under the repurchase plan adopted in March 2003. Repurchases may be made from time to time based on market conditions, projected capital needs, and other factors.

     At December 31, 2002, total shareholders' equity was $96.4 million compared to $85.1 million at December 31, 2001. Earnings, net of common dividends, contributed $10.9 million to shareholders' equity. Sales of common stock through the dividend reinvestment plan, the employee stock purchase plan and the employee stock option plan contributed an additional $1.8 million to shareholders' equity in 2002, including tax benefits realized by Southwest relating to option exercises. Under accounting principles generally accepted in the United States and applied by Southwest, these tax benefits increase shareholders' equity, but do not affect net income. Net unrealized holding gains (losses) on investment securities available for sale (net of tax) decreased to a gain of $2.2 million at December 31, 2002 compared to $2.4 million at December 31, 2001. During 2002, Southwest repurchased 123,740 shares at an average price of $10.06 per share, which reduced shareholders' equity by $1.2 million.

     Bank holding companies are required to maintain capital ratios in accordance with guidelines adopted by the Federal Reserve Board. The guidelines are commonly known as Risk-Based Capital Guidelines. On December 31, 2003, Southwest exceeded all applicable capital requirements, having a total risk-based capital ratio of 14.90%, a Tier 1 risk-based capital ratio of 11.13%, and a leverage ratio of 9.32%. As of December 31, 2003, Stillwater National and SNB Wichita also met the criteria for classification as a "well-capitalized" institution under the prompt corrective action rules promulgated under the Federal Deposit Insurance Act. Designation as a well-capitalized institution under these regulations does not constitute a recommendation or endorsement of Southwest or Stillwater National by Federal bank regulators.

LIQUIDITY

     Liquidity is measured by a financial institution's ability to raise funds through deposits, borrowed funds, capital, or the sale of highly marketable assets such as residential mortgage loans and available for sale investments in order to meet current and future cash flow needs as they become due. Southwest's portfolio of government-guaranteed student loans and Small Business Administration ("SBA") loans are also readily salable. Additional sources of liquidity, including cash flow from the repayment of loans, are also considered in determining whether liquidity is satisfactory. Liquidity is also achieved through growth of deposits and liquid assets, and accessibility to the capital and money markets. These funds are used to meet deposit withdrawals, maintain reserve requirements, fund loans and operate the organization.

     Deposits remain the primary source of funding for Southwest. Interest-bearing demand accounts in particular have shown positive growth trend over the three year period, which has been a key factor in Southwest's ability to maintain a low cost of funds. For 2003, average interest-bearing demand deposits were 33.8% of total average deposits, up from 26.9% in 2002 and 19.6% in 2001.

     Loans continue to be the largest component of the earning assets mix and have shown a positive trend over the three year period.

                                                                    Percentage of Total Average Assets
                                                              ------------------------------------------------
Sources and uses of funds                                            2003             2002              2001
--------------------------------------------------------------------------------------------------------------
Sources of Funds:
      Deposits:
          Noninterest-bearing demand                                  9.20%            9.28%             9.00%
          Interest-bearing demand and money market accounts          25.95            20.69             14.67
          Time and savings deposits                                  41.61            46.88             51.36
      Other borrowings                                               13.26            12.99             15.17
      Subordinated debentures                                         2.78             2.02              2.10
      Other liabilities                                               0.45             1.10              1.26
      Equity capital                                                  6.75             7.04              6.44
--------------------------------------------------------------------------------------------------------------
               Total                                                100.00%          100.00%           100.00%
--------------------------------------------------------------------------------------------------------------

Uses of Funds:
      Loans                                                          83.96%           79.35%            76.50%
      Investment securities                                          12.65            16.30             19.05
      Other interest-earning assets                                   0.07             0.21              0.10
      Noninterest-earning assets                                      3.32             4.14              4.35
--------------------------------------------------------------------------------------------------------------
               Total                                                100.00%          100.00%           100.00%
--------------------------------------------------------------------------------------------------------------

     Sources and uses of cash are presented in the Consolidated Statements of Cash Flows. Total cash decreased by $866,000, or less than 3%, to $34.0 million in 2003 from $34.8 million at year-end 2002, as a result of the net effects of a $76.1 million increase in cash used in operating activities (primarily from the increase in originations of government-guaranteed student loans, net of sales proceeds); a $21.2 million increase in cash used in investing activities (primarily from the increase in purchases of available for sale securities net of the reduction in loan originations); and a $94.0 million increase in cash provided by financing activities (primarily from a $65.4 million increase in deposits and the $46.4 million net proceeds from issuance of subordinated debentures).

     Total cash increased by $2.4 million, or less than 8%, during 2002 from $32.4 million at year-end 2001, as a result of the net effects of a $12.0 million increase in cash used in operating activities, a $103.2 million increase in cash used in investing activities (primarily from the increase in loan originations); and a $116.1 million increase in cash provided by financing activities (primarily from a $157.3 million increase in deposits net of a $41.0 million decrease in other borrowings.)

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

     Southwest attempts to manage interest rate risk while enhancing net interest margin by adjusting its asset/liability position. At times, depending on the level of general interest rates, the relationship between long-term and other interest rates, market conditions and competitive factors, Southwest may determine to increase its interest rate risk position in order to increase its net interest margin. Southwest monitors interest rate risk and adjusts the composition of its rate-sensitive assets and liabilities in order to limit its exposure to changes in interest rates on net interest income over time. Southwest's asset/liability committee reviews its interest rate risk position and profitability, and recommends adjustments. The asset/liability committee also reviews the securities portfolio, formulates investment strategies, and oversees the timing and implementation of transactions. Notwithstanding Southwest's interest rate risk management activities, the potential for changing interest rates is an uncertainty that can have an adverse effect on net income and liquidity.

     Interest rate sensitivity analysis measures the cumulative differences between the amounts of assets and liabilities maturing or repricing within various time periods.

     The following table shows Southwest's interest rate sensitivity gaps for selected maturity periods at December 31, 2003:

                                                  0 to 3         4 to 12        Over 1 to        Over
                                                  Months          Months         5 Years        5 Years         Total
                                               -------------- --------------- -------------- -------------- ---------------
                                                                         (dollars in thousands)
RATE-SENSITIVE ASSETS:
Total loans                                       $1,021,138       $ 161,348      $  94,001      $  32,349      $1,308,836
Investment securities                                 26,364          24,659        152,987            256         204,266
Due from banks                                         1,212              --             --             --           1,212
---------------------------------------------------------------------------------------------------------------------------
      Total                                        1,048,714         186,007        246,988         32,605       1,514,314
RATE-SENSITIVE LIABILITIES:
Money market deposit accounts                        376,016              --             --             --         376,016
Time deposits                                        170,906         335,340         92,910            763         599,919
Savings accounts                                       6,903              --             --             --           6,903
NOW accounts                                          53,955              --             --             --          53,955
Other borrowings                                      67,350          10,000         60,000         46,500         183,850
Subordinated debentures                                   --              --             --         72,180          72,180
---------------------------------------------------------------------------------------------------------------------------
      Total                                          675,130         345,340        152,910        119,443       1,292,823
---------------------------------------------------------------------------------------------------------------------------
Interest sensitivity gap                          $  373,584       $(159,333)     $  94,078      $ (86,838)     $  221,491
===========================================================================================================================
Cumulative interest sensitivity gap               $  373,584       $ 214,251      $ 308,329      $ 221,491      $  221,491
===========================================================================================================================
Percentage of rate-sensitive assets
      to rate-sensitive liabilities                   155.34 %         53.86 %       161.53 %        27.30 %        117.13 %
===========================================================================================================================
Percentage of cumulative gap to total assets           23.63 %         13.55 %        19.51 %        14.01 %         14.01 %
===========================================================================================================================

     The percentage of rate-sensitive assets to rate-sensitive liabilities presents a static position as of a single day and is not necessarily indicative of Southwest's position at any other point in time and does not take into account the sensitivity of yields and costs of specific assets and liabilities to changes in market rates. The foregoing analysis assumes that Southwest's mortgage-backed securities mature during the period in which they are estimated to prepay. No other prepayment or repricing assumptions have been applied to Southwest's interest-earning assets for this analysis.

     A principal objective of Southwest's asset/liability management effort is to balance the various factors that generate interest rate risk, thereby maintaining the interest rate sensitivity of Southwest within acceptable risk levels. To measure its interest rate sensitivity position, Southwest utilizes a simulation model that facilitates the forecasting of net interest income over the next twelve month period under a variety of interest rate and growth scenarios. At December 31, 2003, the model projected net income would decrease by 8.11% if interest rates immediately fell by 100 basis points. It projected an increase in net income of 0.125% if interest rates immediately rose by 100 basis points. The model projected net income would decrease by 4.44% if interest rates gradually fell by 100 basis points over a one-year time horizon. It projected an increase in net income of 0.599% if interest rates gradually rose by 100 basis points over a one-year time horizon. The earnings simulation model uses numerous assumptions regarding the effect of changes in interest rates on the timing and extent of repricing characteristics, future cash flows and customer behavior. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net income. Actual results will differ from simulated results due to timing, cash flows, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

OFF-BALANCE SHEET ARRANGEMENTS

     In the normal course of business, Southwest makes use of a number of different financial instruments to help meet the financial needs of its customers. In accordance with accounting principles generally accepted in the United States, the full notional amount of these transactions are not recorded in the accompanying consolidated financial statements and are referred to as off-balance sheet instruments. These transactions and activities include commitments to extend lines of commercial and real estate mortgage credit, and standby and commercial letters of credit and are discussed further in footnote 13 on page 44 of this report.

     Off-balance sheet arrangements also include the Trust Preferred Securities, which have been de-consolidated in this report as required by Financial Accounting Standards Board Interpretation 46, "Consolidation of Variable Interest Entities." Further information regarding the Trust Preferred Securities can be found in footnote 6 on page 38 of this report.

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

RECENTLY ADOPTED ACCOUNTING STANDARDS

     In November 2002, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards Board Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 24." FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 were effective for financial statements of interim or annual periods ending after December 15, 2002. Implementation of the provisions of FIN 45 did not have a significant impact on Southwest's financial statements.

     In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." The objective of this interpretation was to provide guidance on how to identify a variable interest entity ("VIE") and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance for all subsequent transactions involving variable interest entities and are required to be adopted no later than the first interim or annual reporting period beginning after December 15, 2003 for all VIE transactions that existed as of the issuance date. On December 24, 2003, the FASB issued a revision of the Interpretation (the "Revised Interpretation 46"). Revised Interpretation 46 codifies both the proposed modifications and other decisions previously issued through certain FASB Staff Positions ("FSPs") and supercedes the original FIN 46 to include: (1) deferring the effective date of the Interpretation's provisions for certain variable interests, (2) providing additional scope exceptions for certain other variable interests, (3) clarifying the impact of troubled debt restructurings on the requirement to reconsider (a) whether an entity is a VIE or (b) which party is the primary beneficiary of a VIE, and (4) revising Appendix B of the Interpretation to provide additional guidance on what constitutes a variable interest. FIN 46 and Revised Interpretation 46 required Southwest to de-consolidate its investments in SBI Capital Trust, OKSB Statutory Trust I, and SBI Capital Trust II (the "Trusts") in this Annual Report and all future reports. This de-consolidation has resulted in the replacement of the Trust Preferred Securities, which were reported as long-term debt in the statement of financial condition, with the subordinated debentures issued by the Trusts to Southwest. In spite of this change in reporting, the adoption of FIN 46 did not have a material impact on Southwest's results of operations or financial position.

     In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." Statement No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Statement 150 is effective for all financial instruments entered into or modified after May 31, 2003, and to all other instruments that exist as of the beginning of the first interim period after June 15, 2003. The adoption of Statement 150 did not have a material impact on Southwest's results of operations or financial position.

CRITICAL ACCOUNTING POLICIES

     Southwest's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements may reflect different estimates, assumptions, and judgments. Certain policies inherently rely more on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation allowance to be established, or when an asset or liability must be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

     The allowance for credit losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and estimable, and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that losses be accrued when it is probable that Southwest will not collect all principal and interest payments according to the loan's contractual terms.

     Management believes that the allowance is adequate. However, its determination requires significant judgment, and estimates of probable losses inherent in the credit portfolio can vary significantly from the amounts actually observed. While management uses available information to recognize probable losses, future additions to the allowance may be necessary based on changes in the credits comprising the portfolio and changes in the financial condition of borrowers, such as may result from changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, and independent consultants engaged by Southwest, periodically review the credit portfolio and the allowance. Such review may result in additional provisions based on their judgments of information available at the time of each examination. Because the loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the unexpected deterioration of one or a few of such loans may cause a significant increase in nonperforming assets, and may lead to a material increase in charge-offs and the provision for loan losses in future periods.

     Southwest's systematic methodology for assessing the appropriateness of the allowance includes determination of a formula allowance, specific allowances, and a general allowance, as presented in "Provision for Loan Losses" on page 10 and in Note 1 to the Consolidated Financial Statements on page 29. The formula and specific allowances comprised 92.25% of the total allowance at December 31, 2003. At that date, a 10% decrease or increase in all categories of risk rated credits for which specific allowances had not been recorded would have resulted in a corresponding decrease or increase of approximately $511,000 in the recommended allowance, assuming no change in other elements considered in the methodology.

CONTRACTUAL OBLIGATIONS

     Southwest has various contractual obligations that require future cash payment. The following table presents, as of December 31, 2003, significant fixed and determinable contractual obligations to third parties by payment date.


CONTRACTUAL OBLIGATIONS                                          Payments due by period
------------------------------------------------------------------------------------------------------------------
                                        Less than           1-3             3-5             Over
                                          1 Year           Years           Years          5 Years         Total
                                        --------------------------------------------------------------------------
                                                                (Dollars in thousands)
Deposits without stated maturity: (1)
       Noninterest bearing             $  167,332         $     --        $     --         $     --    $  167,332
       Interest bearing                   436,874               --              --               --       436,874
Time Deposits (2)                         484,834           65,610          58,624            6,447       615,515
Other borrowings (2)                       81,001           46,616          24,467           50,455       202,539
Subordinated debentures                     4,379            8,758           8,758          167,952       189,847
Operating leases                            1,255            2,276           1,529            1,751         6,811
------------------------------------------------------------------------------------------------------------------
       Total                           $1,175,675         $123,260        $ 93,378         $226,605    $1,618,918
------------------------------------------------------------------------------------------------------------------

(1)  Excludes interest.
(2) Includes interest. Interest on variable rate obligations is shown at rates in effect at December 31, 2003. The contractual amounts to be paid on variable rate obligations are affected by changes in market interest rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.


     At December 31, 2003, Southwest's purchase obligations not reflected on the Consolidated Statement of Condition, and its other long-term liabilities (consisting primarily of benefits under deferred compensation arrangements) are not considered material.

     For additional information regarding contractual obligations, please also see "Asset/Liability Management and Quantitative and Qualitative Disclosures about Market Risk" on page 17, "Off-Balance Sheet Arrangements" on page 18, and "Note 5. Other Borrowed Funds" on page 37, "Note 6. Subordinated Debentures" on page 38, "Note 11. Operating Leases" on page 43, and "Note 14. Commitments and Contingencies" on page 45, to the Consolidated Financial Statements.

NON-GAAP FINANCIAL MEASURES

     None of the financial measures used in this report are defined as non-GAAP financial measures under federal securities regulations. Other banking organizations, however, may present such non-GAAP financial measures, which differ from measures based upon accounting principles generally accepted in the United States. For example, such non-GAAP measures may exclude certain income or expense items in calculating operating income or efficiency ratios, or may increase yields and margins to reflect the benefits of tax-exempt earning assets. Readers of this report should be aware that non-GAAP ratios and other measures presented by some banking organizations or financial analysts may not be directly comparable to similarly named ratios or other measures used by Southwest or other banking organizations.

REPORT OF MANAGEMENT

February 2, 2004

To the Shareholders of Southwest Bancorp, Inc.:

FINANCIAL STATEMENTS

     The management of Southwest Bancorp, Inc. ("Southwest") is responsible for the preparation, integrity, and fair presentation of its published financial statements as of December 31, 2003, and for the year then ended. The consolidated financial statements of Southwest Bancorp, Inc. have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include some amounts that are based upon informed judgments and estimates of management.

INTERNAL CONTROL OVER FINANCIAL REPORTING

     We, as management of Southwest, are responsible for establishing and maintaining effective internal control over financial reporting, presented in conformity with accounting principles generally accepted in the United States and the instructions to the Consolidated Financial Statements for Bank Holding Companies with Total Consolidated Assets of $150 million or More, or with More Than One Subsidiary Bank (Form FR Y-9C) (FR Y-9C instructions). Internal control is designed to provide reasonable assurance to Southwest's management and board of directors regarding the preparation of reliable published financial statements. Internal control over financial reporting includes self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

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

     Management assessed Southwest's internal control over financial reporting, as it relates to its financial statements, presented in conformity with accounting principles generally accepted in the United States and FR Y-9C instructions as of December 31, 2003. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2003, its system of internal control over financial reporting as it relates to its financial statements presented in conformity with accounting principles generally accepted in the United States and FR Y-9C instructions met those criteria.

COMPLIANCE WITH LAWS AND REGULATIONS

     Management is responsible for compliance with the federal and state laws and regulations concerning dividend restrictions and federal laws and regulations concerning loans to insiders, designated by the Federal Deposit Insurance Corporation as safety and soundness laws and regulations.

     Management has assessed compliance by Southwest Bancorp, Inc. subsidiary Stillwater National Bank with the designated laws and regulations relating to safety and soundness. Based on this assessment, management believes that this subsidiary insured depository institution complied, in all significant respects, with the designated laws and regulations related to safety and soundness for the year ended December 31, 2003.

/s/ Rick Green                                    /s/ Kerby E. Crowell
-------------------------------------             ---------------------------
Rick Green                                        Kerby E. Crowell
President and Chief Executive Officer             Executive Vice President
                                                  and Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SOUTHWEST BANCORP, INC.:


     We have audited the accompanying consolidated statements of financial condition of Southwest Bancorp, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southwest Bancorp, Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States.


                                        Dallas, Texas
                                        February 2, 2004

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             SOUTHWEST BANCORP, INC.

AT DECEMBER 31,                                                                             2003                 2002
---------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

ASSETS
Cash and cash equivalents                                                                 $   33,981            $   34,847
Investment securities:
        Held to maturity, fair value $16,144 (2003) and $32,000 (2002)                        15,916                31,154
        Available for sale, amortized cost $176,470 (2003) and $145,141 (2002)               177,074               148,476
        Federal Reserve Bank and Federal Home Loan Bank Stock, at cost                        11,276                 9,059
Loans held for sale                                                                          218,422               129,702
Loans receivable, net of allowance for loan losses
        of $15,848 (2003) and $11,888 (2002)                                               1,074,566               959,522
Accrued interest receivable                                                                   11,321                 9,283
Premises and equipment, net                                                                   19,818                20,202
Other assets                                                                                  18,351                 8,309
---------------------------------------------------------------------------------------------------------------------------
                  Total assets                                                            $1,580,725            $1,350,554
===========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
        Noninterest-bearing demand                                                        $  167,332            $  135,945
        Interest-bearing demand                                                               53,955                50,162
        Money market accounts                                                                376,016               258,712
        Savings accounts                                                                       6,903                 5,700
        Time deposits of $100,000 or more                                                    358,130               309,205
        Other time deposits                                                                  241,789               262,033
---------------------------------------------------------------------------------------------------------------------------
           Total deposits                                                                  1,204,125             1,021,757
Accrued interest payable                                                                       3,375                 4,498
Income tax payable                                                                             2,850                    --
Other liabilities                                                                              4,410                 2,858
Other borrowings                                                                             183,850               199,282
Subordinated debentures                                                                       72,180                25,787
---------------------------------------------------------------------------------------------------------------------------
              Total liabilities                                                            1,470,790             1,254,182
SHAREHOLDERS' EQUITY: (1)

        Common stock - $1 par value; 20,000,000 shares authorized;
           12,243,042 shares issued and outstanding                                           12,243                12,243
        Paid in capital                                                                        6,997                 6,196
        Retained earnings                                                                     92,657                80,724
        Accumulated other comprehensive gain (loss)                                              360                 2,201
        Treasury stock, at cost;  287,410 (2003) and 696,284 (2002)                           (2,322)               (4,992)
---------------------------------------------------------------------------------------------------------------------------
                  Total shareholders' equity                                                 109,935                96,372
---------------------------------------------------------------------------------------------------------------------------
                  Total liabilities & shareholders' equity                                $1,580,725            $1,350,554
===========================================================================================================================

The accompanying notes are an integral part of this statement.

(1) All share information has been restated to reflect the two-for-one stock split effected in the form of a stock dividend paid August 29, 2003.

                                   CONSOLIDATED STATEMENTS OF OPERATIONS
                                          SOUTHWEST BANCORP, INC.

FOR THE YEARS ENDED DECEMBER 31,                              2003               2002                2001
-------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

INTEREST INCOME:
Interest and fees on loans                                    $76,115            $65,503             $76,850
Investment securities:
       U.S. Government and agency obligations                   5,485              5,913               6,329
       Mortgage-backed securities                               1,036              3,126               4,780
       State and political subdivisions                           856              1,355               1,638
       Other securities                                           577                554                 762
Federal funds sold                                                 10                 44                  41
-------------------------------------------------------------------------------------------------------------
       Total interest income                                   84,079             76,495              90,400

INTEREST EXPENSE:
Interest-bearing demand                                           355                372                 809
Money market accounts                                           5,237              4,305               4,386
Savings accounts                                                   17                 25                  79
Time deposits of $100,000 or more                               8,520              9,320              15,468
Other time deposits                                             6,516              9,429              18,029
Other borrowings                                                4,887              4,829               7,770
Subordinated Debentures                                         3,079              2,398               2,398
-------------------------------------------------------------------------------------------------------------
       Total interest expense                                  28,611             30,678              48,939
-------------------------------------------------------------------------------------------------------------

Net interest income                                            55,468             45,817              41,461
Provision for loan losses                                       8,522              5,443               4,000

OTHER INCOME:
Service charges and fees                                        9,293              8,216               6,733
Other noninterest income                                        1,068              1,004                 734
Gain on sales of loans                                          4,111              3,170               2,979
Gain (loss) on sales of investment securities                      28                328                 367
-------------------------------------------------------------------------------------------------------------
       Total other income                                      14,500             12,718              10,813

OTHER EXPENSE:
Salaries and employee benefits                                 19,792             17,168              15,794
Occupancy                                                       8,107              7,119               6,606
FDIC and other insurance                                          340                286                 280
Other real estate                                                 215                  2                  57
General and administrative                                      9,994              8,744               8,428
-------------------------------------------------------------------------------------------------------------
       Total other expense                                     38,448             33,319              31,165
-------------------------------------------------------------------------------------------------------------
Income before taxes                                            22,998             19,773              17,109
Taxes on income                                                 8,106              6,354               5,357
-------------------------------------------------------------------------------------------------------------
Net income                                                    $14,892            $13,419             $11,752
-------------------------------------------------------------------------------------------------------------

Basic earnings per common share (1)                             $1.26              $1.17               $1.03
Diluted earnings per common share (1)                            1.22               1.11                1.00
Cash dividends declared per share (1)                            0.25               0.22                0.16

The accompanying notes are an integral part of this statement.

(1) All share and per share information has been restated to reflect the three-for-two stock split effected in the form of a stock dividend paid August 29, 2001 and the two-for-one stock split effected in the form of a stock dividend paid August 29, 2003.

                              CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                          SOUTHWEST BANCORP, INC.

FOR THE YEARS ENDED DECEMBER 31,                                    2003            2002            2001
------------------------------------------------------------------------------------------------------------
(Dollars in thousands)

Net income                                                           $14,892        $13,419         $11,752

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized holding gain (loss) on available for
      sale securities                                                 (2,703)            42           3,357
Reclassification adjustment for (gains) losses
      arising during the period                                          (28)          (328)           (367)
------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss), before tax                         (2,731)          (286)          2,990
Tax (expense) benefit related to items
      of other comprehensive income (loss)                               890             98            (980)
------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss), net of tax                         (1,841)          (188)          2,010
------------------------------------------------------------------------------------------------------------
Comprehensive income                                                 $13,051        $13,231         $13,762
============================================================================================================

The accompanying notes are an integral part of this statement.

                                                     CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                                 SOUTHWEST BANCORP, INC.
                                                                                                       Accumulated    Total
                                                                                                           Other      Share-
                                           Common Stock          Paid in     Retained    Comprehensive   Treasury    holders'
                                     Shares          Amount      Capital     Earnings    Income (Loss)    Stock       Equity
---------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data) (1)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2001            12,243,042       $12,243     $6,626       $59,912       $   379    $ (5,921)     $ 73,239
---------------------------------------------------------------------------------------------------------------------------------

Cash dividends:
  Common, $0.16 per share, and
   other dividends                          --            --         --        (1,826)           --          --        (1,826)
Common stock issued:
  Employee Stock Option Plan                --            --       (234)           --            --         739           505
  Employee Stock Purchase Plan              --            --         --            --            --          39            39
  Dividend Reinvestment Plan                --            --         (5)           --            --          58            53
Other comprehensive income
   (loss), net of tax                       --            --         --            --         2,010          --         2,010
Treasury shares purchased                   --            --         --            --            --        (647)         (647)
Net income                                  --            --         --        11,752            --          --        11,752
------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001          12,243,042        12,243      6,387        69,838         2,389      (5,732)       85,125
------------------------------------------------------------------------------------------------------------------------------
Cash dividends:
Common, $0.22 per share, and
   other dividends                          --            --         --        (2,533)           --          --        (2,533)
Common stock issued:
  Employee Stock Option Plan                --            --       (515)           --            --       1,913         1,398
  Employee Stock Purchase Plan              --            --         24            --            --          37            61
  Dividend Reinvestment Plan                --            --         15            --            --          35            50
Tax benefit related to exercise
   of stock options                         --            --        285            --            --          --           285
Other comprehensive income
   (loss), net of tax                       --            --         --            --          (188)         --          (188)
Treasury shares purchased                                 --         --            --            --      (1,245)       (1,245)
Net income                                  --            --         --        13,419            --          --        13,419
------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2002          12,243,042        12,243      6,196        80,724         2,201      (4,992)       96,372
------------------------------------------------------------------------------------------------------------------------------
Cash dividends:
  Common, $0.25 per share,
   and other dividends                      --            --         --        (2,959)           --          --        (2,959)
Common stock issued:
  Employee Stock Option Plan                --            --       (424)           --            --       2,603         2,179
  Employee Stock Purchase Plan              --            --         31            --            --          28            59
  Dividend Reinvestment Plan                --            --         41            --            --          39            80
Tax benefit related to exercise
   of stock options                         --            --      1,153            --            --          --         1,153
Other comprehensive income

   (loss), net of tax                       --            --         --            --        (1,841)         --        (1,841)
Net income                                  --            --         --        14,892            --          --        14,892
------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2003          12,243,042       $12,243     $6,997       $92,657       $   360    $ (2,322)     $109,935
===============================================================================================================================

The accompanying notes are an integral part of this statement.

(1) All share and per share information has been restated to reflect the three-for-two stock split effected in the form of a stock dividend paid August 29, 2001 and the two-for-one stock split effected in the form of a stock dividend paid August 29, 2003.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             SOUTHWEST BANCORP, INC.

FOR THE YEARS ENDED DECEMBER 31,                                       2003                2002                 2001
---------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)

OPERATING ACTIVITIES:
Net income                                                                $14,892             $13,419              $11,752
Adjustments to reconcile net income to net
      cash (used in) provided from operating activities:
         Provision for loan losses                                          8,522               5,443                4,000
         Deferred taxes                                                    (4,465)               (292)                 443
         Depreciation and amortization expense                              2,745               2,510                2,434
         Amortization of premiums and accretion of
            discounts on securities, net                                      227                 (59)                  15
         Amortization of intangibles                                          398                 202                  178
         Tax benefit from exercise of stock options                         1,153                 285                   --
         (Gain) Loss on sales/calls of securities                             (28)               (328)                (367)
         (Gain) Loss on sales of loans                                     (4,111)             (3,170)              (2,979)
         (Gain) Loss on sales of premises/equipment                           (53)                 --                  137
         (Gain) Loss on other real estate owned, net                          108                 (92)                 (16)
         Proceeds from sales of residential mortgage loans                177,396             133,207              118,899
         Residential mortgage loans originated for resale                (169,694)           (134,705)            (118,717)
         Proceeds from sales of government-guaranteed student             278,119             117,703               84,658
         loans
         Government-guaranteed student loans originated for              (396,920)           (153,938)            (106,603)
         resale
Changes in assets and liabilities:
      Accrued interest receivable                                          (2,038)                874                1,885
      Other assets                                                         (4,133)               (613)               1,242
      Income taxes payable                                                  2,850                (195)                (170)
      Accrued interest payable                                             (1,123)              1,016               (3,635)
      Other liabilities                                                     1,440                 150                  246
---------------------------------------------------------------------------------------------------------------------------
         Net cash (used in) provided from operating activities            (94,715)            (18,583)              (6,598)
===========================================================================================================================
INVESTING ACTIVITIES:
Proceeds from sales of available for sale securities                        6,951              18,769                1,993
Proceeds from principal repayments, calls and maturities:
      Held to maturity securities                                          15,210              19,533               14,475
      Available for sale securities                                        86,332              71,707               69,475
Proceeds from redemptions of Federal Home Loan Bank stock                      --               2,378                  718
Purchases of Federal Home Loan Bank stock and Federal Reserve
      Bank stock                                                           (2,217)             (1,529)              (2,187)
Purchases of held to maturity securities                                       --              (2,093)                  --
Purchases of available for sale securities                               (124,783)            (70,008)             (78,688)
Loans originated and principal repayments, net                            (99,996)           (135,147)               1,251
Purchases of premises and equipment                                        (3,523)             (2,361)              (2,640)
Proceeds from sales of premises and equipment                               1,215                  67                   67
Proceeds from sales of other real estate owned                              1,860                 922                  963
---------------------------------------------------------------------------------------------------------------------------
         Net cash (used in) provided from investing activities           (118,951)            (97,762)               5,427
---------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:

Net increase (decrease) in deposits                                       182,368             116,961              (40,306)
Net increase (decrease) in other borrowings                               (15,432)              3,915               44,869
Net proceeds from issuance of common stock                                  2,318               1,509                  597
Net proceeds from issuance of subordinated debentures                      46,393                  --                   --
Purchases of treasury stock                                                    --              (1,245)                (647)
Common stock dividends paid                                                (2,847)             (2,354)              (1,787)
---------------------------------------------------------------------------------------------------------------------------
         Net cash (used in) provided from financing activities            212,800             118,786                2,726
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                         (866)              2,441                1,555

CASH AND CASH EQUIVALENTS,
Beginning of period                                                        34,847              32,406               30,851
---------------------------------------------------------------------------------------------------------------------------
End of period                                                             $33,981             $34,847              $32,406
===========================================================================================================================

The accompanying notes are an integral part of this statement.

SOUTHWEST BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001


1.  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

     ORGANIZATION AND NATURE OF OPERATIONS - Southwest Bancorp, Inc. ("Southwest"), incorporated in 1981, is a financial holding company headquartered in Stillwater, Oklahoma engaged primarily in commercial and consumer banking services in the state of Oklahoma as well as Wichita, Kansas and the Dallas, Texas area. The accompanying consolidated financial statements include the accounts of Stillwater National Bank and Trust Company ("Stillwater National"), a national bank established in 1894, Business Consulting Group, Inc. ("BCG"), a business consulting company established in 2002, Healthcare Strategic Services, Inc. ("HSSI"), a healthcare consulting company established in 2003, SNB Bank of Wichita ("SNB Wichita"), a federal savings bank established in 2003, and consolidated subsidiaries of Stillwater National, including SNB Real Estate Holdings, Inc. and SNB REIT, Inc. Stillwater National, BCG, HSSI and SNB Wichita are wholly owned, direct subsidiaries of Southwest. All significant intercompany balances and transactions have been eliminated in consolidation.

     MANAGEMENT ESTIMATES - In preparing Southwest's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates shown on the consolidated statements of financial condition and revenues and expenses during the periods reported. Actual results could differ significantly from those estimates. Changes in economic conditions could affect the determination of material estimates such as the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, income taxes, and the fair value of financial instruments.

     CASH AND CASH EQUIVALENTS - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from depository institutions, and federal funds sold. Interest-bearing balances held at depository institutions were $1.2 million at December 31, 2003 and $2.4 million at December 31, 2002. Federal funds sold are sold for one-to-four day periods.

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

     Southwest reviews all individual securities of which the fair values are below the book values on a regular basis. If it is determined that Southwest does not have the ability and intent to hold these securities for a period of time sufficient for a forecasted market price recovery up to (or beyond) the cost of the investment, or to maturity when the full cost will be recovered, then, an other than temporary loss is recognized in the statement of operations.

     Federal Reserve Bank ("FRB") and Federal Home Loan Bank ("FHLB") stock are not readily marketable, therefore these investments are carried at cost, which approximates fair value.

     LOANS - Interest on loans is accrued and credited to operations based upon the principal amount outstanding. Loan origination fees and certain costs of originated loans are amortized as an adjustment to the yield over the term of the loan. At December 31, 2003, net unamortized deferred loan fees were $1.6 million; no deferred loan fees or costs were recorded prior to 2003 as these amounts were not material. In general, accrued interest income on impaired loans is written off after the loan is 90 days past due; subsequent interest income is recorded when cash receipts are received from the borrower. Southwest identifies past due loans based on contractual terms on a loan by loan basis. Southwest originates real estate mortgage loans and government-guaranteed student loans for portfolio investment or sale in the secondary market. During the period of origination, real estate mortgage loans are designated as held either for investment purposes or sale. Mortgage loans held for sale are generally sold within a one-month period from loan closing at amounts approximating par value of the loans. Government-guaranteed student loans are generally sold within ninety to one hundred eighty days of closing. Real estate mortgage loans held for sale and government-guaranteed student loans are carried at the lower of cost or market. Gains or losses recognized upon the sale of loans are determined on a specific identification basis.

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

     OTHER REAL ESTATE OWNED - Other real estate owned is initially recorded at the lesser of the fair value less the estimated costs to sell the asset. Write-downs of carrying value required at the time of foreclosure are recorded as a charge to the allowance for loan losses. Costs related to the development of such real estate are capitalized, and costs related to holding the property are expensed. Foreclosed property is subject to periodic revaluation based upon estimates of fair value. In determining the valuation of other real estate owned, management obtains independent appraisals for significant properties. Valuation adjustments are provided, as necessary, by charges to operations. Profits and losses from sales of foreclosed property by Southwest are recognized as incurred.

     INTANGIBLES - Intangibles consist of goodwill and mortgage servicing rights and are included in other assets in the consolidated statements of financial condition. Statement of Financial Accounting Standard ("SFAS") No. 142, adopted on January 1, 2002, requires that goodwill no longer be amortized, but must be reviewed for impairment at least annually. Southwest's tests have indicated no impairment exists. The remaining capitalized amount of goodwill is not material. The cessation of amortization of goodwill did not have a material impact on the Statement of Operations. Loan servicing rights are capitalized based on estimated fair market value at the point of origination. The servicing rights are amortized on an individual loan by loan basis over the period of estimated net servicing income. Impairment of loan servicing rights is assessed based on the fair value of those rights. The capitalized amounts and amortization of the loan servicing rights is not material. Southwest reviews the carrying value of intangible assets annually for impairment. Assets are considered impaired when the balances are not recoverable from estimated future cash flows. At December 31, 2003 and 2002, Southwest had recorded cumulative amortization of $2.8 million and $2.4 million, respectively.

     DEPOSITS - The total amount of time deposits with a minimum denomination of $100,000 was approximately $358.1 million and $309.2 million at December 31, 2003 and 2002, respectively. The total amount of overdrawn deposit accounts that were reclassified as loans at December 31, 2003 and 2002 was $1.9 million and $529,000, respectively. Time deposit maturities are as follows: $506.2 million in 2004, $32.2 million in 2005, $6.4 million in 2006, $15.6 million in 2007 and
$39.5 million thereafter.

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

     EARNINGS PER COMMON SHARE - Basic earnings per common share is computed based upon net income divided by the weighted average number of common shares outstanding during each period. Diluted earnings per common share is computed based upon net income divided by the weighted average number of common shares outstanding during each period adjusted for the effect of dilutive potential common shares calculated using the treasury stock method. For the years ended December 31, 2003, 2002, and 2001, Southwest had zero, 28,000, and 300,000 antidilutive options to purchase common shares, respectively. The following is a reconciliation of the common shares used in the calculations of basic and diluted earnings per common share:

                                                   2003          2002         2001
                                               ---------------------------------------

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic earnings per share                          11,798,810   11,490,166   11,386,258
EFFECT OF DILUTIVE SECURITIES:
Stock options                                        360,810      561,952      342,586
                                               ---------------------------------------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Diluted earnings per share                        12,159,620   12,052,118   11,728,844
--------------------------------------------------------------------------------------

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


                                                                   For the Years Ended December 31,
                                                            -----------------------------------------------
                                                                2003             2002            2001
                                                            -----------------------------------------------
                                                            (dollars in thousands, except per share data)

Net income, as reported                                            $14,892         $13,419          $11,752
Less: Proforma compensation expense related to options
      net of tax effects                                               375             452              439
-----------------------------------------------------------------------------------------------------------
Net income, proforma                                               $14,517         $12,967          $11,313
-----------------------------------------------------------------------------------------------------------
Earnings per common share
      Basic, as presented                                            $1.26           $1.17            $1.03
      Basic, proforma                                                $1.23           $1.13            $0.99
      Diluted, as presented                                          $1.22           $1.11            $1.00
      Diluted, proforma                                              $1.19           $1.08            $0.96
Weighted average fair value at grant date                            $2.34           $2.41            $2.42


     Because SFAS No. 123 is applicable only to options granted subsequent to December 31, 1994, its proforma effect is not necessarily indicative of its impact on future years. The compensation cost is calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                        For the Years Ended December 31,
                                    --------------------------------------
                                         2003        2002         2001
                                    --------------------------------------

Expected dividend yield                    1.78%      1.73%         1.71%
Expected volatility                       24.71%     25.40%        25.67%
Risk-free interest rate                    5.45%      5.70%         5.82%
Expected option term (in years)            8.49       8.87          9.17

The Stock Plan's activity follows:


                                                                   Weighted
                                                 Number of         Average
                                                  Options      Exercise Price
                                               --------------------------------

-------------------------------------------------------------------------------
Outstanding at December 31, 2000                    1,528,802           $ 6.21
-------------------------------------------------------------------------------
      Granted                                          50,000             7.45
      Exercised                                      (98,102)             5.15
      Canceled/expired                              (157,898)             7.38
-------------------------------------------------------------------------------

Outstanding at December 31, 2001                    1,322,802             6.20
-------------------------------------------------------------------------------
      Granted                                         243,080            10.34
      Exercised                                     (259,234)             5.39
      Canceled/expired                                (8,890)             7.64
-------------------------------------------------------------------------------
Outstanding at December 31, 2002                    1,297,758             7.12
-------------------------------------------------------------------------------
      Granted                                         153,588            11.72
      Exercised                                     (398,713)             5.46
      Canceled/expired                               (18,150)             8.07
-------------------------------------------------------------------------------
Outstanding at December 31, 2003                    1,034,483           $ 8.43
-------------------------------------------------------------------------------
Total exercisable at December 31, 2001                648,100           $ 5.64
Total exercisable at December 31, 2002                610,159           $ 6.58
Total exercisable at December 31, 2003                502,612           $ 8.40


     At December 31, 2003, Southwest had reserved 2,163,752 shares under the Stock Plans, and had 1,034,483 shares under option. The following summarizes the information concerning options outstanding and exercisable at December 31, 2003.


   Number of           Range of        Weighted Average      Weighted                          Exercisable
    Options            Exercise            Remaining          Average          Number       Weighted Average
  Outstanding           Prices         Contractual Life    Exercise Price    Exercisable     Exercise Price
---------------------------------------------------------------------------------------------------------------
 30,000               $ 4.25 - $ 4.46            0.6           $ 4.29          27,000            $ 4.27
184,670               $ 5.21 - $ 6.48            5.9           $ 5.36          78,470            $ 5.32
239,300               $ 7.11 - $ 7.66            5.4           $ 7.14         102,300            $ 7.12
351,544               $ 8.25 - $ 9.37            4.0           $ 8.97         194,259            $ 8.99
160,969               $10.12 - $11.72            4.1           $11.62          55,250            $11.53
 40,000               $12.33 - $12.50            3.4           $12.41          26,666            $12.41
 28,000               $13.16 - $13.31            3.9           $13.21          18,667            $13.21


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

     LIQUIDITY - Stillwater National is required by the Federal Reserve Bank to maintain average reserve balances. Cash and due from banks in the consolidated statements of financial condition include restricted amounts of $413,000 and $535,000 at December 31, 2003 and 2002, respectively.

     RECLASSIFICATIONS - Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

2.  INVESTMENT SECURITIES

     A summary of the amortized cost and fair values of investment securities follows:


                                                                        At December 31, 2003
                                                    -------------------------------------------------------------
                                                     Amortized           Gross Unrealized               Fair
                                                       Cost            Gains           Losses           Value
                                                    -------------------------------------------------------------
                                                                       (dollars in thousands)

Held to Maturity:
U.S. Government and agency obligations                  $ 5,047          $   57          $    -          $ 5,104
Obligations of state and political subdivisions          10,869             171               -           11,040
----------------------------------------------------------------------------------------------------------------
      Total                                             $15,916          $  228          $    -          $16,144
-----------------------------------------------------------------------------------------------------------------
Available for Sale:
U.S. Government and agency obligations                 $148,002          $  904          $  609         $148,297
Obligations of state and political subdivisions           3,930             198               -            4,128
Mortgage-backed securities                               19,581             183              83           19,681
Equity securities                                         4,957             117             106            4,968
----------------------------------------------------------------------------------------------------------------
      Total                                            $176,470         $ 1,402          $  798         $177,074
-----------------------------------------------------------------------------------------------------------------

                                                                        At December 31, 2002
                                                    -------------------------------------------------------------
                                                     Amortized           Gross Unrealized               Fair
                                                       Cost            Gains           Losses           Value
                                                    --------------------------------------------------------------
                                                                       (dollars in thousands)

Held to Maturity:
U.S. Government and agency obligations                  $ 8,068          $  267          $    -            8,335
Obligations of state and political subdivisions          23,086             579               -           23,665
-----------------------------------------------------------------------------------------------------------------
      Total                                             $31,154          $  846          $    -          $32,000
-----------------------------------------------------------------------------------------------------------------
Available for Sale:
U.S. Government and agency obligations                  $94,046         $ 2,295          $    -           96,341
Obligations of state and political subdivisions           4,340             253               -            4,593
Mortgage-backed securities                               40,916             852              17           41,751
Equity securities                                         5,839              45              93            5,791
-----------------------------------------------------------------------------------------------------------------
      Total                                            $145,141         $ 3,445          $  110         $148,476
-----------------------------------------------------------------------------------------------------------------

     At December 31, 2003, Southwest had securities with unrealized losses totaling $798,000. Of that total, $106,000 in losses had been outstanding for more than one year; the remaining $692,000 in losses had arisen within the last twelve months. Southwest has reviewed all these securities on an individual basis. Southwest has the ability and intent to hold these securities for a period of time sufficient for a forecasted market price recovery up to (or beyond) the cost of the investment, or to maturity when the full cost will be recovered and, therefore, has determined that none of the losses are other than temporary.

     As required by law, investment securities are pledged to secure public and trust deposits, as well as the Sweep Repurchase Agreement Product and borrowings from the FHLB. Securities with an amortized cost of $170.8 million and $134.9 million were pledged to meet such requirements of $80.1 million and $80.9 million at December 31, 2003 and 2002, respectively. Any amount overpledged can be released at any time.

     A comparison of the amortized cost and approximate fair value of Southwest's debt securities by maturity date at December 31, 2003 follows in the next table.


                                        Available for Sale                Held to Maturity
                                     -------------------------------------------------------------
                                      Amortized         Fair          Amortized          Fair
                                        Cost            Value            Cost            Value
                                     -------------------------------------------------------------
                                                        (dollars in thousands)

One year or less                         $21,090         $21,380         $13,399          $13,545
Two years through five years             153,094         153,444           2,517            2,599
Five years through ten years                   -               -               -                -
More than ten years                        2,286           2,250               -                -
--------------------------------------------------------------------------------------------------
      Total                             $176,470        $177,074         $15,916          $16,144
--------------------------------------------------------------------------------------------------

     Gross realized gains (losses) on sales of investment securities were $28,000, $328,000, and $367,000 during 2003, 2002, and 2001, respectively. The gross proceeds from such sales of investment securities totaled approximately $7.0 million, $18.8 million, and $2.0 million during 2003, 2002, and 2001, respectively. A portion of the gain on sales of investment securities during 2003, 2002 and 2001 occurred when securities classified as "held to maturity" and "available for sale", originally purchased at a discount, were called prior to their stated maturity dates.

3.  LOANS

     Major classifications of loans are as follows:

                                                       At December 31,
                                               --------------------------------
                                                  2003                2002
                                               --------------------------------
                                                   (dollars in thousands)
Real estate mortgage:

      Commercial                                $ 402,596            $ 374,999
      One-to-four family residential               83,250              102,423
Real estate construction                          230,292              130,001
Commercial                                        355,965              348,879
Installment and consumer:
      Government-guaranteed student loans         211,546              119,064
      Other                                        25,187               25,746
----- -------------------------------------------------------------------------
                                                1,308,836            1,101,112
Allowance for loan losses                         (15,848)             (11,888)
-------------------------------------------------------------------------------
Total loans, net                               $1,292,988           $1,089,224
-------------------------------------------------------------------------------

     Southwest extends commercial and consumer credit primarily to customers in the states of Oklahoma, Texas, and Kansas which subjects the loan portfolio to the general economic conditions within these areas. At December 31, 2003 and 2002, substantially all of Southwest's loans were collateralized with real estate, inventory, accounts receivable and/or other assets or are guaranteed by agencies of the United States Government.

     Loans to individuals and businesses in the healthcare industry totaled $290.2 million, or 22% of total loans. Southwest does not have any other concentrations of loans to individuals or businesses involved in a single industry of more than 5% of total loans. In the event of total nonperformance by the borrowers or guarantors, Southwest's accounting loss would be limited to the recorded investment in the loans reduced by proceeds received from disposition of the related collateral.

     Southwest had loans which were held for sale of $218.4 million and $129.7 million at December 31, 2003 and 2002, respectively. These loans are carried at the lower of cost or market. Government-guaranteed student loans are generally sold to a single servicer. A substantial portion of the one-to-four family residential loans and loan servicing rights are sold to five servicers.

     The principal balance of loans for which accrual of interest has been discontinued totaled approximately $14.5 million and $11.5 million at December 31, 2003 and 2002, respectively. If interest on those loans had been accrued, the interest income as reported in the accompanying consolidated statements of operations would have increased by approximately $802,000, $749,000, and $543,000, for 2003, 2002, and 2001, respectively.

     The unpaid principal balance of real estate mortgage loans serviced for others totaled $124.4 million and $107.7 million at December 31, 2003 and 2002, respectively. Southwest maintained escrow accounts totaling $468,000 and $321,000 for real estate mortgage loans serviced for others at December 31, 2003 and 2002, respectively.

     The following table sets forth the remaining maturities for certain loan categories at December 31, 2003. Student loans that do not have stated maturities are treated as due in one year or less. Real estate construction includes certain loans which will convert to permanent financing at the point when construction is completed; these loans are reported according to their final maturity.

                                               One year     One to         Over
                                               or less    five years    five years     Total
                                             -------------------------------------------------
                                                            (dollars in thousands)

Real estate mortgage:
      Commercial                            $   39,701   $  202,315   $  160,580   $  402,596
      One-to-four family residential            11,745       34,356       37,149       83,250
Real estate construction                        77,666       79,535       73,091      230,292
Commercial                                     151,459      124,415       80,091      355,965
Installment and consumer:
      Government-guaranteed student loans      211,546           --           --      211,546
      Other                                      8,825       15,379          983       25,187
                                            -------------------------------------------------
           Total                            $  500,942   $  456,000   $  351,894   $1,308,836
                                            -------------------------------------------------

     The following table sets forth at December 31, 2003 the dollar amount of all loans due more than one year after December 31, 2003.


                                           Fixed         Variable          Total
                                        -------------------------------------------
                                                  (dollars in thousands)
Real estate mortgage:
      Commercial                         $ 26,427        $336,468         $362,895
      One-to-four family residential       24,283          47,222           71,505
Real estate construction                    4,687         147,939          152,626
Commercial                                 31,295         173,211          204,506
Installment and consumer                    7,829           8,533           16,362
-----------------------------------------------------------------------------------
           Total                         $ 94,521        $713,373         $807,894
-----------------------------------------------------------------------------------

     The allowance for loan losses is summarized as follows:

                                    For the Years Ended December 31,
                               ---------------------------------------------
                                 2003             2002             2001
                               ---------------------------------------------
                                         (dollars in thousands)
Beginning balance                 $11,888          $11,492          $12,125
Provision for loan losses           8,522            5,443            4,000
Loans charged off                 (5,077)          (5,396)          (5,529)
Recoveries                            515              349              896
----------------------------------------------------------------------------
          Total                   $15,848          $11,888          $11,492
----------------------------------------------------------------------------

     As of December 31, 2003 and 2002, impaired loans totaled $14.5 million and $11.5 million and had a related allowance for loan loss of $2.2 million and $930,000, respectively. The average balance of impaired loans totaled $12.9 million and $7.5 million for the years ended December 31, 2003 and 2002, respectively. Interest income recognized on impaired loans totaled $11,000, $241,000, and $392,000, respectively, for the years ended December 31, 2003, 2002, and 2001.

     Directors and officers of Southwest and Stillwater National were customers of, and had transactions with, Southwest in the ordinary course of business, and similar transactions are expected in the future. All loans included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of loss or present other unfavorable features. Certain directors, and companies in which they have ownership interests, had indebtedness to Southwest totaling $1.8 million, $2.6 million and $1.5 million at December 31, 2003, 2002 and 2001, respectively. During 2003, $5.3 million of new loans and advances on existing loans were made to these persons and repayments totaled $6.1 million.

4.  PREMISES AND EQUIPMENT

     These consist of the following:

                                                     At December 31,
                                               ------------------------------
                                                  2003             2002
                                               ------------------------------
                                                  (dollars in thousands)
Land                                                $4,530            $4,558
Buildings and improvements                          11,188            11,218
Furniture, fixtures, and equipment                  22,594            21,153
Construction/Remodeling in progress                    214               444
-----------------------------------------------------------------------------
                                                    38,526            37,373
Accumulated depreciation and amortization         (18,708)          (17,171)
-----------------------------------------------------------------------------
Premises and equipment, net                       $ 19,818          $ 20,202
-----------------------------------------------------------------------------

5.  OTHER BORROWED FUNDS

     During 2003, the only categories of other borrowings whose averages exceeded 30% of ending shareholders' equity were repurchase agreements and funds borrowed from the FHLB.

                                                                       At December 31,
                                                         ----------------------------------------------
                                                               2003            2002             2001
                                                         ----------------------------------------------
                                                                   (dollars in thousands)

AMOUNTS OUTSTANDING AT END OF PERIOD:
Treasury, tax and loan note option                            $ 2,490          $ 2,500         $ 1,493
Federal funds purchased and securities sold
      under repurchase agreements                              61,335           67,895          51,579
Borrowed from the Federal Home Loan Bank                      120,025          128,887         142,295
Other                                                               -                -               -

WEIGHTED AVERAGE RATE OUTSTANDING AT END OF PERIOD:
Treasury, tax and loan note option                              0.73%            0.99%           1.40%
Federal funds purchased and securities sold
      under repurchase agreements                                0.71             1.25            1.61
Borrowed from the Federal Home Loan Bank                         3.36             3.28            3.27
Other                                                               -                -               -

MAXIMUM AMOUNTS OF BORROWINGS OUTSTANDING
AT ANY MONTH-END:
Treasury, tax and loan note option                            $ 2,500          $ 2,500         $ 2,500
Federal funds purchased and securities sold
      under repurchase agreements                              97,893           77,994          58,274
Borrowed from the Federal Home Loan Bank                      166,500          141,500         168,590
Other                                                               -              250             500

APPROXIMATE AVERAGE SHORT-TERM BORROWINGS
OUTSTANDING FOR THE YEAR:
Treasury, tax and loan note option                             $  752          $ 1,415         $ 1,596
Federal funds purchased and securities sold
      under repurchase agreements                              64,927           48,608          53,128
Borrowed from the Federal Home Loan Bank                      134,794          115,684         131,220
Other                                                               -               38             165

APPROXIMATE WEIGHTED AVERAGE RATE FOR THE YEAR:
Treasury, tax and loan note option                              0.91%            1.46%           3.55%
Federal funds purchased and securities sold
      under repurchase agreements                                0.84             1.22            3.39
Borrowed from the Federal Home Loan Bank                         3.22             3.64            4.50
Other                                                               -             4.38            6.76

     Southwest has entered into an agreement with the FHLB to obtain advances from the FHLB from time to time. The terms of the agreement are set forth in the Advance, Pledge and Security Agreement (the "Agreement"). The FHLB requires that Southwest pledge collateral on such advances. Under the terms of the Agreement, the discounted value of the collateral, as defined by the FHLB, should at all times be at least equal to the amount borrowed by Southwest. Such advances outstanding are subject to a blanket collateral arrangement, which requires the pledging of eligible collateral to secure such advances. Such collateral principally includes certain loans and securities. At December 31, 2003 and 2002, loans pledged under the Agreement were $454.1 million and $385.5 million and investment securities (at carrying value) were $48.3 million and $25.9 million, respectively.

     Southwest has available various forms of other borrowings for cash management and liquidity purposes. These forms of borrowings include federal funds purchases, securities sold under agreements to repurchase, and borrowings from the FRB, the Student Loan Marketing Association ("SLMA"), the F&M Bank of Tulsa ("F&M") and the FHLB. Southwest has available a $5.0 million line of credit from F&M, none of which was outstanding at December 31, 2003. Southwest also carries interest-bearing demand notes issued by the U.S. Treasury in connection with the Treasury Tax and Loan note program; the outstanding balance of those notes was $2.5 million at December 31, 2003. Southwest has approved federal funds purchase lines totaling $169.5 million with seven financial entities; the outstanding balance on these lines totaled $16.8 million at December 31, 2003. In addition, Southwest has available a $35.0 million line of credit from the SLMA and a $320.4 million line of credit from the FHLB. Borrowings under the SLMA line would be secured by student loans. Borrowings under the FHLB line are secured by all unpledged securities and other loans. The SLMA line expires April 20, 2007; no amount was outstanding on this line at December 31, 2003. The FHLB line of credit had an outstanding balance of $120.0 million at December 31, 2003 and maturities as follows: $13.5 million in 2004, $20.0 million in 2005, $20.0 million in 2006, $20.0 million in 2007, $0 in 2008 and $46.5 million after 2008. Southwest also has available unsecured brokered certificate of deposit lines of credit in connection with its retail certificate of deposit program from Merrill Lynch & Co., Morgan Stanley Dean Witter, Citigroup Global Markets, Inc. (previously Salomon Smith Barney), Wachovia Securities, LLC (formerly Prudential Securities, Inc.), UBS Financial Services, Inc. (previously PaineWebber, Inc.), RBC Dain Rauscher, Inc., and CountryWide Securities that total $675.0 million. In conjunction with these lines of credit, $225.9 million in retail certificates of deposit were included in total deposits at December 31, 2003.

     Southwest sells securities under agreements to repurchase with Southwest retaining custody of the collateral. Collateral consists of direct obligations of U.S. Government Agency issues, which are designated as pledged with Southwest's safekeeping agent. The type of collateral required, and the retention of the collateral and the security sold minimize Southwest's risk of exposure to loss. These transactions are for one-to-four day periods. At December 31, 2003, no repurchase agreements to any one entity totaled more than 10% of equity capital.

6.  SUBORDINATED DEBENTURES

     On June 4, 1997, SBI Capital Trust, a newly-formed subsidiary of Southwest, issued 1,000,500 of its 9.30% Cumulative Trust Preferred Securities (the "SBI Capital Trust Preferred") in an underwritten public offering for an aggregate price of $25,012,500. Proceeds of the SBI Capital Trust Preferred were invested in the 9.30% Subordinated Debentures (the "SBI Capital Subordinated Debentures") of Southwest. After deducting underwriter's compensation and other expenses of the offering, the net proceeds were available to Southwest to increase capital and for general corporate purposes, including use in investment and lending activities, and the redemption of Southwest's 9.20% Redeemable Cumulative Preferred Stock, Series A (the "Series A Preferred Stock"). Interest payments on the SBI Capital Subordinated Debentures are deductible for federal income tax purposes.

     The SBI Capital Trust Preferred and the SBI Capital Subordinated Debentures each mature on July 31, 2027. If certain conditions are met, the maturity dates of the SBI Capital Trust Preferred and the SBI Capital Subordinated Debentures may be shortened to a date as early as within 2004, or extended to a date not later than July 31, 2036. The SBI Capital Trust Preferred and the SBI Capital Subordinated Debentures also may be redeemed prior to maturity if certain events occur. The SBI Capital Trust Preferred is subject to mandatory redemption, in whole or in part, upon repayment of the SBI Capital Subordinated Debentures at maturity or their earlier redemption. Southwest also has the right, if certain conditions are met, to defer payment of interest on the SBI Capital Subordinated Debentures, which would result in a deferral of dividend payments on the SBI Capital Trust Preferred, at any time or from time to time for a period not to exceed 20 consecutive quarters in a deferral period.

     On June 26, 2003, OKSB Statutory Trust I, a newly-formed subsidiary of Southwest, issued 20,000 of its Floating Rate Capital Securities (the "OKSB Trust Preferred") in a private placement for an aggregate price of $20,000,000. Proceeds of the OKSB Trust Preferred were invested in the Floating Rate Junior Subordinated Deferrable Interest Debentures (the "OKSB Subordinated Debentures") of Southwest. After deducting underwriter's compensation and other expenses of the offering, the net proceeds were available to Southwest to increase capital and for general corporate purposes. Interest payments on the OKSB Subordinated Debentures are deductible for federal income tax purposes.

     The OKSB Trust Preferred and the OKSB Subordinated Debentures each mature on June 26, 2033. If certain conditions are met, the maturity dates of the OKSB Trust Preferred and the OKSB Subordinated Debentures may be shortened to a date not earlier than June 26, 2008. The OKSB Trust Preferred and the OKSB Subordinated Debentures also may be redeemed prior to maturity if certain events occur. The OKSB Trust Preferred is subject to mandatory redemption, in whole or in part, upon repayment of the OKSB Subordinated Debentures at maturity or their earlier redemption. Southwest also has the right, if certain conditions are met, to defer payment of interest on the OKSB Subordinated Debentures, which would result in a deferral of dividend payments on the OKSB Trust Preferred, at any time or from time to time for a period not to exceed 20 consecutive quarters in a deferral period.

     On October 14, 2003, SBI Capital Trust II, a newly-formed subsidiary of Southwest, issued 25,000 of its Floating Rate Trust Preferred Securities (the "SBI II Trust Preferred") in a private placement for an aggregate price of $25,000,000. Proceeds of the SBI II Trust Preferred were invested in the Floating Rate Junior Subordinated Deferrable Interest Debentures (the "SBI II Subordinated Debentures") of Southwest. The proceeds were available to Southwest to increase capital and for general corporate purposes. Interest payments on the SBI II Subordinated Debentures are deductible for federal income tax purposes.

     The SBI II Trust Preferred and the SBI II Subordinated Debentures each mature on October 7, 2033. If certain conditions are met, the maturity dates of the SBI II Trust Preferred and the SBI II Subordinated Debentures may be shortened to a date not earlier than October 7, 2008. The SBI II Trust Preferred and the SBI II Subordinated Debentures also may be redeemed prior to maturity if certain events occur. The SBI II Trust Preferred is subject to mandatory redemption, in whole or in part, upon repayment of the SBI II Subordinated Debentures at maturity or their earlier redemption. Southwest also has the right, if certain conditions are met, to defer payment of interest on the SBI II Subordinated Debentures, which would result in a deferral of dividend payments on the OKSB Trust Preferred, at any time or from time to time for a period not to exceed 20 consecutive quarters in a deferral period.

     Proceeds from the October trust preferred issuance are expected to be used to retire the $25.0 million in fixed rate trust preferred securities issued in 1997, which became subject to redemption by Southwest in the third quarter of 2002. As of December 31, 2003, the redemption would result in a charge to expense of approximately $630,000, net of tax benefit, upon retirement, however, management estimates that the redemption would have a net positive effect on net income within twelve months from redemption and thereafter. Whether or not Southwest redeems the 1997 trust preferred securities during 2004 depends upon a number of factors, including the currently unsettled regulatory capital rules relating to trust preferred securities as a result of recent changes in accounting standards.

     Southwest, SBI Capital Trust, OKSB Statutory Trust I and SBI Capital Trust II believe that, taken together, the obligations of Southwest under the Trust Preferred Guarantee Agreements, the Amended and Restated Trust Agreements, the Subordinated Debentures, the Indentures and the Agreements as to Expenses and Liabilities, entered into in connection with the offering of the Trust Preferred and the Subordinated Debentures, in the aggregate constitute a full and unconditional guarantee by Southwest of the obligations of SBI Capital Trust, OKSB Statutory Trust I and SBI Capital Trust II under the Trust Preferred.

     SBI Capital Trust is a Delaware business trust created for the purpose of issuing the SBI Trust Preferred and purchasing the SBI Subordinated Debentures, which are its sole assets. Southwest owns all of the 30,960 outstanding common securities, liquidation value $25 per share, of SBI Capital Trust.

     OKSB Statutory Trust I is a Connecticut statutory trust created for the purpose of issuing the OKSB Trust Preferred and purchasing the OKSB Subordinated Debentures, which are its sole assets. Southwest owns all of the 619 outstanding common securities, liquidation value $1,000 per share, of OKSB Statutory Trust I.

     SBI Capital Trust II is a Delaware statutory trust created for the purpose of issuing the SBI II Trust Preferred and purchasing the SBI II Subordinated Debentures, which are its sole assets. Southwest owns all of the 774 outstanding common securities, liquidation value $1,000 per share, of SBI Capital Trust II.

     Each of the Trust Preferred meets the regulatory criteria for Tier I capital, subject to Federal Reserve guidelines that limit the amount of the Trust Preferred and cumulative perpetual preferred stock to an aggregate of 25% of Tier I capital. At December 31, 2003, $36.5 million of the Trust Preferred was included in Tier I capital.

     In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." The objective of this interpretation was to provide guidance on how to identify a variable interest entity ("VIE") and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. FIN 46 has required Southwest to de-consolidate its investments in SBI Capital Trust, OKSB Statutory Trust I, and SBI Capital Trust II (the "Trusts") in this Annual Report and all future reports. Due to this required de-consolidation, the Trust Preferred Securities are not presented on the Consolidated Statements of Financial Condition and the Subordinated Debentures are presented on the Consolidated Statements of Financial Condition as a separate liability category.

7.  INCOME TAXES

     The components of taxes on income follow:

                                            For the Years Ended December 31,
                                         -------------------------------------
                                          2003          2002          2001
                                         -------------------------------------
                                                  (dollars in thousands)
      CURRENT TAX EXPENSE:
      Federal                             $11,598        $6,642        $4,707
      State                                   960             6           205
      DEFERRED TAX EXPENSE (BENEFIT):
      Federal                              (4,295)         (307)          399
      State                                  (157)           13            46
      ------------------------------------------------------------------------
      Taxes on income                      $8,106        $6,354        $5,357
      ------------------------------------------------------------------------

     The taxes on income reflected in the accompanying consolidated statements of operations differs from the expected U.S. Federal income tax rates for the following reasons:


                                                    For the Years Ended December 31,
                                                    -------------------------------
                                                      2003       2002      2001
                                                    -------------------------------
                                                         (dollars in thousands)

      Computed tax expense at statutory rates          $8,044     $6,921    $5,817
      INCREASE (DECREASE) IN INCOME
          TAXES RESULTING FROM:
      Benefit of income not subject to U.S. Federal
          income tax                                     (583)      (675)     (653)
      State income taxes, net of Federal income
          tax benefit                                     522         12       165
      Other                                               123         96        28
      -----------------------------------------------------------------------------
      Taxes on income                                  $8,106     $6,354    $5,357
      -----------------------------------------------------------------------------

     Deferred tax expense (benefit) relating to temporary differences includes the following components:

                                               For the Years Ended December 31,
                                               -------------------------------
                                                 2003        2002     2001
                                               -------------------------------
                                                   (dollars in thousands)
      Provision for loan losses                 $(3,589)      $(138)    $ 344
      Accumulated depreciation                   (1,169)        (37)       16
      Intangibles                                    37          36        21
      Write-downs on other real estate owned         17          10       (22)
      Deferred compensation accrual                 (83)         28        42
      Other                                         334        (193)       44
      ------------------------------------------------------------------------
      Total                                     $(4,453)      $(294)    $ 445
      ------------------------------------------------------------------------

     Net deferred tax assets of $7.9 million and $2.6 million at December 31, 2003 and 2002, respectively, are reflected in the accompanying Consolidated Statements of Financial Condition in other assets. There were no valuation allowances at December 31, 2003 or 2002. Temporary differences that give rise to the deferred tax assets (liabilities) include the following:

                                                  At December 31,
                                               --------------------
                                                  2003      2002
                                               --------------------
                                              (dollars in thousands)
Provision for loan losses                       $ 8,028   $ 4,439
Accumulated depreciation                           (453)   (1,622)
Intangibles                                          49        86
Writedowns on other real estate owned               113       130
Deferred compensation accrual                       234       151
Other                                               188       522
-------------------------------------------------------------------
                                                  8,159     3,706
Deferred taxes (payable) receivable on
  investment securities available for sale         (244)   (1,133)
-------------------------------------------------------------------
Net deferred tax asset                          $ 7,915   $ 2,573
===================================================================

8.  SHAREHOLDERS' EQUITY

     On August 29, 2003, Southwest effected a two-for-one stock split of its common stock in the from of a dividend of 6,121,521 shares. On August 29, 2001, Southwest effected a 3:2 stock split of its common stock in the form of a dividend of 2,040,465 shares. Share and per share amounts in this report have been retroactively restated to reflect these stock splits.

     In April 2001, Southwest's Board of Directors (the "Board") authorized the repurchase of up to 5%, or 585,000 shares, of its outstanding common stock, par value $1.00 per share, in connection with shares expected to be issued under Southwest's dividend reinvestment, stock option, and employee benefit plans and for other corporate purposes. Additional one year programs were authorized by the Board in April 2002 and March 2003 with the Board authorizing the repurchase of another 5%, or approximately 572,000 and 560,000 shares, respectively. The additional repurchases were also to be made in connection with shares expected to be issued under Southwest's dividend reinvestment, stock option, and employee benefit plans and for other corporate purposes. The share repurchases are expected to be made primarily on the open market from time to time until March 31, 2004, or earlier termination of the repurchase program by the Board. Repurchases under the program will be made at the discretion of management based upon market, business, legal, accounting and other factors.

     On April 22, 1999, Southwest adopted a Rights Plan designed to protect its shareholders against acquisitions that the Board believes are unfair or otherwise not in the best interests of Southwest and its shareholders. Under the Rights Plan, each holder of record of Southwest's common stock, as of the close of business on April 22, 1999, received one right per common share. The rights generally become exercisable if an acquiring party accumulates, or announces an offer to acquire, 10% or more of Southwest's voting stock. The rights will expire on April 22, 2009. Each right will entitle the holder (other than the acquiring party) to buy, at the right's then current exercise price, Southwest's common stock or equivalent securities having a value of twice the right's exercise price. The exercise price of each right was initially set at $36.67. In addition, upon the occurrence of certain events, holders of the rights would be entitled to purchase, at the then current exercise price, common stock or equivalent securities of an acquiring entity worth twice the exercise price. Under the Rights Plan, Southwest also may exchange each right, other than rights owned by an acquiring party, for a share of its common stock or equivalent securities.

     Southwest has reserved for issuance 600,000 shares of common stock pursuant to the terms of the Dividend Reinvestment and Employee Stock Purchase Plans. The Dividend Reinvestment Plan allows shareholders of record a convenient and economical method of increasing their equity ownership of Southwest. The Employee Stock Purchase Plan allows Company employees to acquire additional common shares through payroll deductions. Since July 1999, shares issued out of these plans have come from treasury shares. At December 31, 2003, 80,486 new shares had been issued and 55,780 treasury shares had been reissued by these plans.

9.  CAPITAL REQUIREMENTS

     Southwest, Stillwater National and SNB Wichita are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Southwest's, Stillwater National's, and SNB Wichita's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Southwest, Stillwater National, and SNB Wichita must meet specific capital guidelines that involve quantitative measures of Southwest's, Stillwater National's, and SNB Wichita's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Southwest's, Stillwater National's, and SNB Wichita's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy require Southwest, Stillwater National, and SNB Wichita to maintain minimum amounts and of Total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003 and 2002, that Southwest, Stillwater National, and SNB Wichita met all capital adequacy requirements to which they are subject.

     As of December 31, 2003 and 2002, the most recent notification from the Office of the Comptroller of the Currency ("OCC") categorized Stillwater National as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, Stillwater National must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Stillwater National's category.

     SNB Wichita began operating in November 2003 and has not yet received notification from the Office of Thrift Supervision concerning analysis of SNB Wichita's capital position.

     Southwest's, Stillwater National's and SNB Wichita's actual capital amounts and ratios are presented below.

                                                                   To Be Well Capitalized
                                                                    Under Prompt Corrective        For Capital
                                                   Actual              Action Provisions        Adequacy Purposes
                                           --------------------------------------------------------------------------
                                             Amount       Ratio       Amount       Ratio       Amount       Ratio
                                           --------------------------------------------------------------------------
                                                                    (dollars in thousands)

AS OF DECEMBER 31, 2003:
Total Capital (to risk-weighted assets)
      Southwest                              $195,254      14.90%         N/A         N/A    $ 104,828       8.00%
      Stillwater National                     155,596      12.00    $ 129,651       10.00%     103,720       8.00
      SNB Wichita                               5,940      71.02          836       10.00%         669       8.00
Tier I Capital (to risk-weighted assets)
      Southwest                               145,906      11.13          N/A         N/A       52,414       4.00
      Stillwater National                     139,835      10.79       77,790        6.00       51,860       4.00
      SNB Wichita                               5,835      69.73          502        6.00          335       4.00
Tier I Leverage (to average assets)
      Southwest                               145,906       9.32          N/A         N/A       62,627       4.00
      Stillwater National                     139,835       8.96       78,072        5.00       62,458       4.00
      SNB Wichita                               5,835     119.64          244        5.00          195       4.00

AS OF DECEMBER 31, 2002:
Total Capital (to risk-weighted assets)
      Southwest                              $130,843      11.42%         N/A         N/A     $ 91,652       8.00%
      Stillwater National                     127,073      11.11      114,341       10.00%      91,473       8.00
Tier I Capital (to risk-weighted assets)
      Southwest                               118,955      10.38          N/A         N/A       45,826       4.00
      Stillwater National                     115,271      10.07       68,605        6.00       45,737       4.00
Tier I Leverage (to average assets)
      Southwest                               118,955       8.99          N/A         N/A       52,933       4.00
      Stillwater National                     115,271       8.72       66,015        5.00       52,812       4.00


     The approval of the Comptroller of the Currency is required if the total of all dividends declared by Stillwater National in any calendar year exceeds the total of its net profits of that year combined with its retained net profits of the preceding two years. In addition, Stillwater National may not pay a dividend if, after paying the dividend,

Stillwater National would be under capitalized. Stillwater National's maximum amount of dividends available for payment totaled approximately $25.9 million at December 31, 2003. Dividends declared by Stillwater National for the years ended December 31, 2003, 2002, and 2001 did not exceed the threshold requiring regulatory approval.

     The same dividend restrictions apply to SNB Wichita with approval required from the Office of Thrift Supervision. SNB Wichita had zero dividends available for payment at December 31, 2003.

10.  EMPLOYEE BENEFITS

     Southwest sponsors a noncontributory, defined contribution profit sharing plan intended to provide retirement benefits for employees of Southwest. The plan covers all employees who have completed one year of service and have attained the age of 21. The plan is subject to the Employee Retirement Income Security Act of 1974, as amended. Company contributions are made at the discretion of the Board of Directors; however, the annual contribution may not exceed 15% of the total annual compensation of all participants. Southwest made contributions of $1.4 million, $1.1 million, and $1.0 million in 2003, 2002, and 2001, respectively.

11.  OPERATING LEASES

     Southwest leases certain equipment and facilities for its operations. Future minimum annual rental payments required under operating leases, net of sublease agreements, that have initial or remaining lease terms in excess of one year as of December 31, 2003 follow:

         2004          $1,255,172
         2005           1,190,158
         2006           1,085,755
         2007             826,017
         2008             703,052
         Thereafter     1,750,403

     The total rental expense was $1.3 million, $1.1 million, and $1.0 million in 2003, 2002, and 2001, respectively.

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

     SUBORDINATED DEBENTURES - The fair value of the Subordinated Debentures is estimated based on quoted market prices or dealer quotes.

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

     The carrying values and estimated fair values of Southwest's financial instruments follow:

                                   At December 31, 2003               At December 31, 2002
                                -----------------------------     ------------------------------
                                 Carrying           Fair            Carrying           Fair
                                  Values           Values            Values           Values
                                -----------------------------      -----------------------------
                                                    (dollars in thousands)

Cash and cash equivalents          $ 33,981         $ 33,981          $ 34,847         $ 34,847
Investment securities:
      Held to maturity               15,916           16,144            31,154           32,000
      Available for sale            177,074          177,074           148,476          148,476
      FRB and FHLB stock             11,276           11,276             9,059            9,059
Total loans                       1,292,988        1,297,256         1,089,224        1,092,325
Accrued interest receivable          11,321           11,321             9,283            9,283
Deposits                          1,204,125        1,214,780         1,021,757        1,028,689
Accrued interest payable              3,375            3,375             4,498            4,498
Other liabilities                     4,410            4,410             2,858            2,858
Short-term borrowings               183,850          183,850           199,282          199,282
Subordinated Debentures              72,180           72,953            25,787           25,952
Commitments                               -                -                 -                -

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

     The following table provides a summary of Southwest's off-balance sheet financial instruments:

                                                                          At December 31,
                                                                    ------------------------------
                                                                       2003             2002
                                                                    ------------------------------
                                                                       (dollars in thousands)
Commitments to extend commercial and real estate mortgage credit       $475,451          $413,098
Standby and commercial letters of credit                                  7,151             5,670
--------------------------------------------------------------------------------------------------
      Total                                                            $482,602          $418,768
--------------------------------------------------------------------------------------------------

     A loan commitment is a binding contract to lend up to a maximum amount for a specified period of time provided there is no violation of any financial, economic or other terms of the contract. A standby letter of credit obligates Southwest to honor a financial commitment to a third party should Southwest's customer fail to perform. Many loan commitments and most standby letters of credit expire unfunded, and, therefore, total commitments do not represent future funding obligations of Southwest. Loan commitments and letters of credit are made under normal credit terms, including interest rates and collateral prevailing at the time, and usually require the payment of a fee by the customer. Commercial letters of credit are commitments generally issued to finance the movement of goods between buyers and sellers. Southwest's exposure to credit loss, assuming commitments are funded, in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. Southwest does not anticipate any material losses as a result of the commitments.

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

     At periodic intervals, the Federal Reserve Bank, the Office of the Comptroller of the Currency , and the Office of Thrift Supervision routinely examine Southwest's, Stillwater National's, and SNB Wichita's financial statements as part of their legally prescribed oversight of the banking industry. Based on these examinations, the regulators can direct that Southwest's, Stillwater National's, and SNB Wichita's financial statements be adjusted in accordance with their findings.

     Southwest has adopted a Severance Compensation Plan (the "Plan") for the benefit of certain officers and key members of management. The Plan's purpose is to protect and retain certain qualified employees in the event of a change in control (as defined) and to reward those qualified employees for loyal service to Southwest by providing severance compensation to them upon their involuntary termination of employment after a change in control of Southwest. At December 31, 2003, Southwest has not recorded any amounts in the consolidated financial statements relating to the Plan. If a change of control were to occur, the maximum amount payable to certain officers and key members of management would approximate $1.3 million.

15. SUPPLEMENTAL CASH FLOWS INFORMATION

                                               For the Years Ended December 31,
                                              ---------------------------------
                                               2003         2002         2001
                                              ---------------------------------
                                                    (dollars in thousands)
Cash paid for interest                         $29,734     $29,662      $52,574
Cash paid for taxes on income                    8,681       6,600        4,650
Loans transferred to other real estate owned     2,920         937          362

16.  OPERATING SEGMENTS

     Southwest operates three principal segments: Oklahoma banking, Other states banking, and loans originated for sale in the secondary market ("Secondary market"). The Oklahoma banking segment consists of three operating units that provide lending and deposit services to customers in the state of Oklahoma. The Other states banking segment consists of two operating units that provide lending and deposit services to customers in the states of Texas and Kansas. The Secondary market segment consists of two operating units that provide government-guaranteed student lending services to post-secondary students in Oklahoma and several other states and residential mortgage lending services to customers in Oklahoma, Texas, and Kansas. Southwest's fund management unit is included in Other operations. The primary purpose of this unit is to manage Southwest's overall liquidity needs and interest rate risk. Each segment borrows funds from and provides funds to the funds management unit as needed to support their operations.

     Southwest identifies reportable segments by type of service provided and geographic location. Operating results are adjusted for intercompany loan participations and borrowings, allocated service costs, and management fees.

     The accounting policies of each reportable segment are the same as those of Southwest as described in Footnote 1. Expenses for consolidated back-office operations are allocated to operating segments based on estimated uses of those services. General overhead expenses such as executive administration, accounting and internal audit are allocated based on the direct expense and/or deposit and loan volumes of the operating segment. Income tax expense for the operating segments is calculated essentially at the statutory rate. The parent company records the tax expense or benefit necessary to reconcile to the consolidated unit.

The following table summarizes financial results by operating segment:

                                                   For the Year Ended December 31, 2001
                                 ---------------------------------------------------------------
                                   Oklahoma   Other States    Secondary       Other       Total
                                    Banking     Banking         Market      Operations   Company
                                 ---------------------------------------------------------------
                                                         (Dollars in thousands)
Net interest income              $ 35,329    $      --        $  3,751      $  2,381   $   41,461
Provision for loan losses           3,873           --              --           127        4,000
Other income                        5,058           --           2,752         3,003       10,813
Other expenses                     24,663           --           2,889         3,613       31,165
-------------------------------------------------------------------------------------------------
Income before taxes                11,851           --           3,614         1,644       17,109
Taxes on income                     3,817           --           1,270           270        5,357
-------------------------------------------------------------------------------------------------
Net income                       $  8,034           --        $  2,344      $  1,374   $   11,752
=================================================================================================
Fixed asset expenditures         $  1,967    $      --        $     13      $    660   $    2,640
Total assets at period end        828,441           --         103,327       339,513    1,271,281



                                                   For the Year Ended December 31, 2002
                                 ---------------------------------------------------------------
                                   Oklahoma   Other States    Secondary       Other       Total
                                    Banking     Banking         Market      Operations   Company
                                 ---------------------------------------------------------------
                                                         (Dollars in thousands)
Net interest income              $ 40,141    $     283        $  4,763      $    630   $   45,817
Provision for loan losses           4,684           76              --           683        5,443
Other income                        5,840           --           3,187         3,691       12,718
Other expenses                     25,497          440           3,320         4,062       33,319
-------------------------------------------------------------------------------------------------
Income before taxes                15,800         (233)          4,630          (424)      19,773
Taxes on income                     5,192          (76)          1,646          (408)       6,354
-------------------------------------------------------------------------------------------------
Net income                       $ 10,608         (157)       $  2,984      $    (16)  $   13,419
=================================================================================================
Fixed asset expenditures         $    825    $     211        $      3      $  1,322   $    2,361
Total assets at period end        889,965       92,498         134,556       233,535    1,350,554



                                                   For the Year Ended December 31, 2003
                                 ---------------------------------------------------------------
                                   Oklahoma   Other States    Secondary       Other       Total
                                    Banking     Banking         Market      Operations   Company
                                 ---------------------------------------------------------------
                                                         (Dollars in thousands)
Net interest income              $ 41,997    $   8,475        $  9,679      $ (4,663)  $   55,468
Provision for loan losses           6,271        2,251              --            --        8,522
Other income                        6,642          408           4,206         3,244       14,500
Other expenses                     25,617        3,880           5,085         3,866       38,448
-------------------------------------------------------------------------------------------------
Income before taxes                16,731        2,752           8,800        (5,285)      22,998
Taxes on income                     6,040          936           3,240        (2,110)       8,106
-------------------------------------------------------------------------------------------------
Net income                       $ 10,691        1,816        $  5,560      $ (3,175)  $   14,892
=================================================================================================
Fixed asset expenditures         $    538    $   1,548        $     89      $  1,348   $    3,523
Total assets at period end        878,627      230,977         220,346       250,775    1,580,725


17.  PARENT COMPANY CONDENSED FINANCIAL INFORMATION

     Following are the condensed financial statements of Southwest Bancorp, Inc. ("Parent Company only") for the periods indicated:


                                                                  At December 31,
                                                             ---------------------------
                                                              2003              2002
                                                             ---------------------------
                                                                 (dollars in thousands)

STATEMENTS OF FINANCIAL CONDITION
ASSETS:
Cash and due from banks                                       $ 28,209           $ 1,290
Investment in subsidiary bank                                  140,475           117,984
Investments in other subsidiaries                                8,001               774
Investment securities, available for sale                        2,875               906
Loans, net of allowance for loan losses of $0 (2003) and $0        151                93
(2002)
Other assets                                                     5,467             2,196
----------------------------------------------------------------------------------------
      Total                                                   $185,178          $123,243
----------------------------------------------------------------------------------------
LIABILITIES:
Subordinated debentures                                       $ 72,180          $ 25,787
Other liabilities                                                3,063             1,084
SHAREHOLDERS' EQUITY:
Common stock and related accounts                              109,935            96,372
----------------------------------------------------------------------------------------
      Total                                                   $185,178          $123,243
----------------------------------------------------------------------------------------

                                                            For the Years Ended December 31,
                                                      ----------------------------------------
                                                        2003         2002            2001
                                                      ----------------------------------------
                                                                (dollars in thousands)

STATEMENTS OF OPERATIONS
INCOME:
Cash dividends from subsidiaries                         $ 3,893      $ 4,472         $ 3,872
Other income                                               1,023          375               -
Investment income                                            133           43              51
Interest and fees on loans                                    15          (7)               -
Security gains (losses)                                        -            1               6
----------------------------------------------------------------------------------------------
      Total income                                         5,064        4,884           3,929
EXPENSE:
Interest on subordinated debentures                        3,079        2,398           2,398
Provision for loan losses                                      -          146               -
Other expense                                              2,015          957             456
----------------------------------------------------------------------------------------------
      Total expense                                        5,094        3,501           2,854
---------------------------------------------------------------------------------------------
      Total income (loss) before taxes and equity in
          undistributed income of subsidiaries              (30)        1,383           1,075
Taxes on income                                          (1,488)      (1,137)         (1,030)
----------------------------------------------------------------------------------------------
      Income before equity in undistributed
          income of subsidiaries                           1,458        2,520           2,105
Equity in undistributed income of subsidiaries            13,434       10,899           9,647
----------------------------------------------------------------------------------------------
          Net income                                     $14,892      $13,419         $11,752
----------------------------------------------------------------------------------------------

                                                               For the Years Ended December 31,
                                                      ---------------------------------------------------
                                                          2003               2002              2001
                                                      ---------------------------------------------------
                                                                    (dollars in thousands)
STATEMENTS OF CASH FLOWS
OPERATING ACTIVITIES:
Net income                                                 $ 14,892           $ 13,419          $ 11,752
Equity in undistributed income of subsidiaries              (13,434)           (10,899)           (9,647)
Provision for loan losses                                         -                146                 -
Other, net                                                       47                (40)               72
--------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                     1,505              2,626             2,177
---------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Available for sale securities:
      Purchases                                              (2,900)              (400)           (1,774)
      Sales                                                       -                  -               399
      Maturities                                                900                409               893
Loans originated and principal repayments, net                 (58)               (239)                -
Capital contribution to Bank                                (11,000)                  -             (399)
Capital contribution to other subsidiaries                   (7,393)                  -                -
---------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities         (20,451)              (230)             (881)
---------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Net increase (decrease) in short-term borrowings                  -                  -              (223)
Net proceeds from issuance of common stock                    2,318              1,509               597
Proceeds from issuance of subordinated debentures            46,393                  -                 -
Purchases of treasury stock                                       -             (1,245)             (647)
Cash dividends paid on common stock                          (2,846)            (2,353)           (1,787)
---------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities          45,865             (2,089)           (2,060)
---------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents         26,919                307              (764)
Cash and cash equivalents,
      Beginning of year                                       1,290                983             1,747
---------------------------------------------------------------------------------------------------------
      End of year                                          $ 28,209            $ 1,290             $ 983
---------------------------------------------------------------------------------------------------------

                                       48

BOARD OF DIRECTORS OF SOUTHWEST
BANCORP, INC. AND STILLWATER NATIONAL
BANK & TRUST COMPANY
Robert B. Rodgers
  Chairman of the Board
  Owner, Bob Rodgers Motors LLC
Rick Green
  Vice Chairman of the Board
  President and Chief Executive
  Officer, Southwest and Stillwater National
James E. Berry II
  Owner, Shading Concepts
Tom D. Berry
  Auctioneer, Real Estate Broker,
  Oil & Gas Exploration, Investments
Joe Berry Cannon
  Professor of Management,
  Oral Roberts University
  School of Business
John Cohlmia *
  Vice President, NAI Harrison Levy Company
J. Berry Harrison
  Oklahoma State Senator and Rancher
Erd M. Johnson
  Petroleum Engineer &
  Operating Partner, Johnson
  Oil Partnership
Betty B. Kerns
  Owner, Betty Kerns &
  Associates
David P. Lambert
  President, Lambert
  Construction Company
Linford R. Pitts
  President, Stillwater Transfer & Storage Co.
Russell W. Teubner
  Founder, Host Bridge Technology

*Director of Stillwater National Bank & Trust Company only

BOARD OF DIRECTORS OF SNB BANK OF WICHITA
Robert B. Rodgers
   Chairman of the Board
  President, Bob Rodgers Motor Company
Rick Green
  Vice Chairman of the Board
  President and Chief Executive Officer,
  Southwest and Stillwater National
Kerby E. Crowell, CPA
  Executive Vice President and
  Chief Financial Officer, Southwest
  and Stillwater National
John M. Frazee
  President, SNB Bank of Wichita
Anthony W. Martin
  Owner, Martin & Frankenberry D.D.S.P.N.

OFFICERS OF SOUTHWEST BANCORP, INC.
Rick Green
  President and Chief Executive Officer
Kerby E. Crowell, CPA
  Executive Vice President and
  Chief Financial Officer
Kay W. Smith
  Senior Vice President and
  Comptroller

SENIOR MANAGEMENT OF STILLWATER NATIONAL BANK & TRUST COMPANY
Rick Green
  President and Chief Executive Officer
Kerby E. Crowell, CPA
   Executive Vice President and
   Chief Financial Officer
Jerry Lanier
   Executive Vice President and
   Chief Lending Officer
Kimberly G. Sinclair
  Executive Vice President and Chief Administrative Officer
Chuck Westerheide
   Executive Vice President
   and Treasurer
Steve Gobel
   Executive Vice President
Rex E. Horning
   President, Stillwater Division
Leonard M. McLaughlin
   President, Texas Division
Joseph P. Root
  President, Central Oklahoma Division
Melanie Pitchford
  Vice President, Human Resources

SENIOR MANAGEMENT OF SNB BANK OF WICHITA
John M. Frazee
  President

INDEPENDENT AUDITORS
Ernst & Young LLP
2121 San Jacinto Street
Dallas, TX 75201

SPECIAL COUNSEL
Kennedy, Baris & Lundy, L.L.P.
4701 Sangamore Road
Suite P-15
Bethesda, MD 20816

GENERAL COUNSEL
Hert, Baker & Koemel
222 E. 7th Avenue
Stillwater, OK 74074

TRANSFER AGENTS AND REGISTRARS
Common Stock-OKSB
Computershare Investor Services, LLC
2 North LaSalle St.
Chicago, IL 60602

Trust Preferred Securities-OKSBO
U.S. Bank
Corporate Trust Services
P.O. Box 778 Boston, MA 02102-0778

ANNUAL MEETING

The 2004 Annual Meeting of
Shareholders will be held on
April 22, 2004 at 11:00 a.m. in the
Auditorium (Room 215) at the
Stillwater Public Library, 1107 S.
Duck, Stillwater, Oklahoma.

ANNUAL REPORT ON FORM 10-K:
Copies of Southwest's Annual Report
on Form 10-K for the fiscal year ended
December 31, 2003, as filed with the
Securities and Exchange Commission,
may be obtained by shareholders as of
the record date for the Annual Meeting
at no charge by writing to Kerby E.
Crowell, Chief Financial Officer,
Southwest Bancorp, Inc., P.O. Box
1988, Stillwater, Oklahoma 74076 and
are available via the Internet at
www.oksb.com.

SOUTHWEST BANCORP, INC.             CORPORATE HEADQUARTERS
                                    P.O. Box 1988 608 S. Main Street
                                    Stillwater, Oklahoma 74076
                                    405-372-2230

STILLWATER NATIONAL BANK & TRUST COMPANY LOCATIONS

CORPORATE HEADQUARTERS           DRIVE-IN FACILITY                WATERFORD BRANCH
P.O. Box 1988                    P.O. Box 1988                    6301 Waterford Blvd., Suite 101
608 S. Main Street               308 S. Main Street               Oklahoma City, Oklahoma 73118
Stillwater, Oklahoma 74076       Stillwater, Oklahoma 74076       405-427-4000
405-372-2230                     405-372-2230

CHICKASHA BRANCH                 TULSA UTICA BRANCH               TULSA 61ST BRANCH
500 W. Grand Avenue              P.O. Box 521500                  P.O. Box 521500
Chickasha, Oklahoma 73018        1500 S. Utica Avenue             2431 E. 61st, Suite 170
405-427-4800                     Tulsa, Oklahoma 74152            Tulsa, Oklahoma 74152
                                 918-523-3600                     918-523-3600

TEXAS BRANCH                     OPERATIONS CENTER                OSU CAMPUS BRANCH BANK
5300 Town and Country Blvd.      P.O. Box 1988                    P.O. Box 1988
Suite 100                        1624 Cimarron Plaza              1102 W. Hall of Fame Avenue
Frisco, Texas 75034              Stillwater, Oklahoma 74076       Stillwater, Oklahoma 74074
972-624-2900                     405-372-2230                     405-372-2230

OSU-TULSA LOAN OFFICE            OUHSC LOAN OFFICE                OSU-STILLWATER MARKETING OFFICE
North Hall                       1106 N. Stonewall                P.O. Box 1988
700 N. Greenwood Avenue          Oklahoma City,                   Student Union, Room 150
Tulsa, Oklahoma 74106            Oklahoma 73190                   Stillwater, Oklahoma 74076
918-594-8581                     405-271-3113                     405-744-5961


WEBSITE ADDRESSES                                                        SNB BANK OF WICHITA
Stillwater National Bank & Trust Company:     www.banksnb.com            LOCATION
Texas Division, Stillwater National:          www.snbdallas.com          8415 E. 21st Street North
SNB Bank of Wichita:                          www.snbwichita.com         Suite 150
Southwest Bancorp, Inc.:                      www.oksb.com               Wichita Kansas 67206
                                                                         316-315-1600

STOCK INFORMATION

NASDAQ National Market Symbols:     Common Stock - OKSB
                                    Trust Preferred Securities - OKSBO

Number of common shareholders of record at February 27, 2004:  1,800

The following table sets forth the common stock dividends declared for each quarter during 2003 and 2002 and the range of high and low closing trade prices for the common stock for those periods.

                                            2003                               2002
                            ----------------------------------------------------------------------
                                                      Dividend                            Dividend
                                High         Low      Declared       High       Low       Declared
                            ----------------------------------------------------------------------
For the Quarter Ending:
March 31                        $13.36       $11.07     $0.063       $10.25     $ 8.81      $0.055
June 30                          13.71        11.18      0.063        13.62      10.08       0.055
September 30                     17.83        13.63      0.063        13.51      11.90       0.055
December 31                      18.91        14.37      0.063        13.49      10.52       0.055


                                       50